As filed with the Securities and Exchange Commission on April 7, 2004
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-11

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ASHFORD HOSPITALITY TRUST, INC.

(Exact name of registrant as specified in its governing instruments)

14185 Dallas Parkway, Suite 1100

Dallas, Texas 75254
(972) 490-9600
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Montgomery J. Bennett

David A. Brooks
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254
(972) 490-9600
(Name, address, including zip code, and
telephone number, including area code, of agent for service)

Copies to:

David Barbour Muriel C. McFarling Andrews Kurth LLP 1717 Main Street, Suite 3700 Dallas, Texas 75201 (214) 659-4400	Brad S. Markoff Jeffrey M. Sullivan Alston & Bird LLP 3201 Beechleaf Court, Suite 600 Raleigh, North Carolina 27604-1062 (919) 862-2200

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

     If the Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
	Amount Being	Offering Price	Aggregate	Amount of
Title of Securities Being Registered	Registered(1)	per Unit(2)	Offering Price(2)	Registration Fee

Common Stock, $0.01 par value per share	8,625,000 shares	$10.00	$86,250,000	$10,928

(1)	Includes 1,125,000 shares that may be purchased pursuant to an over-allotment option granted to the underwriters.

(2)	Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(a).

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed or supplemented. We cannot sell any of the securities described in this prospectus until the registration statement that we have filed to cover the securities has become effective under the rules of the Securities and Exchange Commission. This prospectus is not an offer to sell the securities, nor is it a solicitation of an offer to buy the securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL      , 2004

PROSPECTUS

7,500,000 Shares of Common Stock

     Ashford Hospitality Trust, Inc. is a real estate investment trust, or REIT, that focuses on investments in the lodging industry at all levels of the capital structure and across all segments where pricing, yield and capital appreciation advantages may exist. We are self-advised and own our lodging investments and conduct our business through Ashford Hospitality Limited Partnership, our operating partnership. Since the completion of our initial public offering in August 2003, when we acquired six hotel properties from affiliated parties, we have acquired $203.8 million in lodging-related assets from unaffiliated parties, including 11 hotels and five loans, also known as mezzanine loans, secured by junior mortgages on hotels or pledges of equity interests in entities owning hotels. We also have two additional properties under firm purchase contracts for a total consideration of $32.6 million that we intend to acquire with cash on hand. In addition, on March 15, 2004, we declared our first dividend of $0.06 per share.

     We are offering 7,500,000 shares of our common stock. We have granted the underwriters an option to purchase up to 1,125,000 additional shares of common stock to cover over-allotments.

     Our common stock is listed on the New York Stock Exchange under the symbol “AHT.” The last reported sale price of our common stock on the New York Stock Exchange on April 6, 2004 was $10.00 per share.

     To assist us in complying with certain federal income tax requirements applicable to REITs, our charter contains certain restrictions relating to the ownership and transfer of our stock, including an ownership limit of 9.8% on our common stock.

      Investing in our common stock involves risks. See “Risk Factors” beginning on page 12 of this prospectus to read about risks you should consider before buying our common stock. These risks include:

•	We may fail to integrate recent and additional investments into our operations or otherwise manage our planned growth, which may adversely affect our operating results. We cannot assure you that we will be able to complete any of the acquisitions that we have under contract.

•	Mr. Archie Bennett, our Chairman, and Mr. Montgomery Bennett, our President and Chief Executive Officer, have conflicts of interest with us, including ownership of our primary property manager.

•	We may have to pay substantial fees to our primary hotel manager, which is owned by the Bennetts, upon early termination of our hotel management agreement.

•	Our mortgage loan assets are generally non-recourse, and in the case of a defaulted non-recourse loan, our recovery will be limited to the value of the underlying property, which may be less than the loan amount.

•	Increases in the interest rates on our borrowings may reduce our net income by reducing the spread between the interest rate on our borrowings to fund an investment and the investment’s return.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$

Proceeds, before expenses, to us	$	$

     The underwriters have an option to purchase up to 1,125,000 additional shares of our common stock to cover over-allotments.

     We expect to deliver the common stock on or about                    , 2004.

FRIEDMAN BILLINGS RAMSEY

The date of this prospectus is                    , 2004.

      No dealer, salesperson or other individual has been authorized to give any information or to make any representation other than those contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us or the underwriters. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs or that information contained herein is correct as of any time subsequent to the date hereof.

i

PROSPECTUS SUMMARY

      This summary highlights information relating to Ashford Hospitality Trust, Inc. and our common stock that is being offered by this prospectus. More detailed discussions of this information are contained in this prospectus. To better understand the offering and our business, you should carefully review this entire prospectus, including “Risk Factors.” Unless indicated otherwise, the information included in this prospectus assumes no exercise of the underwriters’ over-allotment option, and, unless otherwise mentioned or unless the context requires, all references in this prospectus to “we,” “us,” “our” or similar references mean Ashford Hospitality Trust, Inc., Ashford Hospitality Limited Partnership, our operating partnership, and our other subsidiaries. In addition, unless otherwise mentioned or unless the context requires, all reference in the Prospectus to “Remington Hotel Corporation” or “Remington Hotel” means Remington Hotel Corporation, Remington Lodging & Hospitality, L.P. and their respective subsidiaries.

      In this prospectus, we often refer to units of limited partnership in Ashford Hospitality Limited Partnership, our operating partnership. These units were issued in connection with the formation of our company and the acquisition of our initial properties and assets and the acquisition of one other property we have acquired since our initial public offering. These units are redeemable for cash equal to the then-current market value of one share of common stock or, at our option, one share of our common stock, commencing one year following the issuance of the units being redeemed.

Overview

      We are a Maryland corporation that was formed in May 2003 to take advantage of the existing and developing investment opportunities in the lodging industry. These diverse lodging investment opportunities may result from inefficiencies related to market illiquidity, supply/demand imbalances and general business cycles. We target specific opportunities created by the current recovering lodging market while retaining the flexibility to invest in the most attractive risk-reward opportunities as they develop in the lodging business cycle. To our knowledge, we are one of the few publicly traded REITs exclusively focused on investing in the hospitality industry at all levels of the capital structure and across all segments where pricing, yield and capital appreciation advantages may exist.

      We completed an initial public offering, or IPO, of our common stock in August 2003. In connection with the IPO, we acquired six hotels and eight asset management and consulting agreements for a total cash and equity consideration of $137.6 million, including $65.7 million to repay mortgage indebtedness related to our initial assets. Upon completion of the initial public offering and related formation transactions, we had approximately $131.1 million in cash to invest in lodging-related assets and for general corporate purposes.

      Since then, we have acquired 11 additional hotel properties for a total consideration of $132.2 million. For the 12 months ended December 31, 2003, the aggregate EBITDA for these 11 properties was approximately $13.9 million, and the weighted average EBITDA acquisition multiple for the 12 months ended December 31, 2003, based on the aggregate acquisition price for these 11 properties, was approximately 9.5x. For a reconciliation of EBITDA to net income, see “— Summary Selected Historical and Pro Forma Financial Information” in this prospectus summary. Additionally, we currently have two hotel properties under firm purchase contracts, and we intend to acquire these properties for a total purchase price of approximately $32.6 million. We also have acquired or originated five mezzanine loans for a total consideration of $71.6 million since the completion of our IPO.

      Presented in the table below is certain descriptive information regarding our existing portfolio as of, and for the year ending, December 31, 2003 and information regarding the two properties that we have acquired since December 31, 2003.

						Revenue
						per
		Year Built/		Average	Average	Available
Hotel Property	Location	Renovated	Rooms	Occupancy(1)	Daily Rate(2)	Room(3)

Properties Acquired upon Completion of our IPO:
Embassy Suites	Austin, TX	1998	150	70.3%	$114.58	$80.55
Embassy Suites	Dallas, TX	1998	150	65.2	108.10	70.48
Embassy Suites	Herndon, VA	1998	150	80.9	135.71	109.79
Embassy Suites	Las Vegas, NV	1999	220	84.8	107.37	91.05
Radisson Hotel	Covington, KY	1972/2000	236	59.3	67.25	39.88
Radisson Hotel	Holtsville, NY	1989/2001	188	66.0	96.24	63.52
Properties Acquired since Completion of our IPO:
Doubletree Guest Suites	Columbus, OH	1985	194	70.8%	$97.43	$68.98
Doubletree Guest Suites	Dayton, OH	1987	137	67.8	83.02	56.29
Embassy Suites	Flagstaff, AZ	1988	119	68.7	92.10	63.27
Embassy Suites	Phoenix, AZ	1981	229	68.6	96.47	66.18
Embassy Suites	Syracuse, NY	1990	215	71.3	106.34	75.82
Hampton Inn	Lawrenceville, GA	1997	86	67.1	69.54	46.66
Hilton Garden Inn	Jacksonville, FL	1999	119	76.3	91.38	69.72
Homewood Suites	Mobile, AL	1998	86	82.1	87.00	71.43
Marriott Residence Inn(4)	Lake Buena Vista, FL	2001	210	71.5	101.67	72.69
Sea Turtle Inn(4)	Atlantic Beach, FL	1972/2000	193	75.2	111.86	84.12
SpringHill Suites by Marriott	Jacksonville, FL	2000	102	84.3	76.37	64.38

Total/ Weighted Average			2,784	71.8%	$98.65	$70.80

(1)	Average occupancy represents the number of occupied rooms during the period divided by the total number of rooms available during that period.

(2)	Average daily rate or ADR represents the total room revenue for the applicable period divided by the number of occupied rooms.

(3)	Revenue per available room or RevPAR represents the total room revenue per total available rooms for the applicable period and is calculated by multiplying average occupancy by the average daily rate.

(4)	The financial information for these properties, which we acquired after December 31, 2003, is derived from historical financial statements as of, and for the year ended, December 31, 2003.

     As of December 31, 2003, we owned one $10.0 million mezzanine loan, secured by the Hilton Times Square in New York City. Since then, we have acquired four additional mezzanine loans totaling $61.6 million secured by first or subordinate liens on 20 hotels located in 15 states.

      Presented in the table below is certain descriptive information regarding our existing loan portfolio as of March 31, 2004

		Origination or	Loan
Property	Location	Acquisition Date	Amount	Interest Rate	Maturity Date

Hilton Times Square	New York, NY	November 26, 2003	$10,000,000	LIBOR + 900 bps 2% LIBOR floor	August 2006, with two one-year extension options(1)

Adam’s Mark	Denver, CO	January 23, 2004	15,000,000	LIBOR + 900 bps	February 2006, with three one-year extension options(2)

17 Wyndham-owned hotels (3)	12 states	March 4, 2004	25,000,000	LIBOR + 870 bps 2.5% LIBOR floor	July 2005, with three one-year extension options(4)

Embassy Suites	Boston, MA	March 19, 2004	15,000,000	LIBOR + 1025 bps 1.75% LIBOR floor	April 2007, with two one-year extension options(5)

Northland Inn & Conference Center	Brooklyn Park, MN	March 24, 2004	6,600,000	greater of 12% or LIBOR + 1000 bps 2% LIBOR floor	January 2006(6)

Total			$71,600,000

(1)	Interest only payments until August 2004, with amortization thereafter based on a 25-year repayment schedule. The terms of the loan prohibit prepayment through August 2004, and thereafter the loan may be prepaid subject to decreasing prepayment premiums until February 2006, when no prepayment premium is payable.

(2)	Interest only payments for the first two years, with amortization during the extension period based on a 25-year repayment schedule. The terms of the loan prohibit prepayment before December 2004, and thereafter the loan may be prepaid subject to decreasing prepayment premiums until September 2005, when no prepayment premium is payable.

(3)	Includes nine Wyndham hotels, three Hilton hotels, three Doubletree hotels, one Crowne Plaza hotel and one Radisson hotel.

(4)	Payment terms are based on a 25-year repayment schedule, and the terms of the loan prohibit prepayment until July 2005, subject to certain release provisions.

(5)	Interest only payments through maturity. The terms of the loan prohibit prepayment through September 2005.

(6)	Interest only payments through maturity. At maturity, an additional interest payment will be due to reflect an accrual rate that is the greater of 15% or LIBOR plus 1300 basis points.

     We currently have two additional hotel properties under firm purchase contracts, and we intend to acquire these properties for total consideration of approximately $32.6 million. We refer to these properties in this prospectus as the acquisition properties. We will use cash on hand to pay the $25.8 million cash component of the purchase price for these properties. In addition, we intend to assume approximately $6.8 million of debt secured by the SpringHill Suites by Marriott in Baltimore, Maryland. Completion of these acquisitions is subject to customary conditions, and we cannot assure you that we will be able to complete any of the acquisitions that we have under contract or that the terms we have negotiated will not change. Presented in the table below is certain descriptive information regarding the acquisition properties as of, and for the year ending, December 31, 2003.

		Year Built			Average	Revenue per
		or		Average	Daily	Available		EBITDA
Hotel Property(1)	Location	Renovated	Rooms	Occupancy(2)	Rate(3)	Room(4)	EBITDA(5)	Multiple(6)

Sheraton Bucks County (unaudited)	Langhorne, PA	1986	187	68.2%	$109.82	$74.90	$2,216,377	7.5	x
SpringHill Suites by Marriott	Baltimore, MD	2001	133	74.9	104.32	78.14	1,471,758	10.8	x

Total/ Weighted Average			320	71.0%	$107.41	$76.24	$3,688,135	8.8	x

(1)	The financial information for these properties is derived from historical financial statements as of, and for the year ended, December 31, 2003.

(2)	Average occupancy represents the number of occupied rooms during the period divided by the total number of rooms available during that period.

(3)	Average daily rate represents the total room revenue for the applicable period divided by the number of occupied rooms.

(4)	Revenue per available room represents the total room revenue per total available rooms for the applicable period and is calculated by multiplying average occupancy by the average daily rate.

(5)	Represents earnings before interest, taxes, depreciation and amortization for the 12 months ended December 31, 2003. For a reconciliation of total EBITDA of our owned properties and these two acquisition properties to proforma net income, see “— Summary Selected Historical and Pro Forma Financial Information” in this prospectus summary.

(6)	EBITDA acquisition multiple represents the total acquisition price for the acquisition properties as a multiple of the EBITDA for the 12 months ended December 31, 2003.

     As of April 1, 2004, we had total debt outstanding of approximately $115.7 million, comprised of $16.0 million of mortgage debt secured by the Embassy Suites Las Vegas, $6.4 million of mortgage debt secured by the Hilton Garden Inn in Jacksonville, Florida, $15.7 million of mortgage debt secured by the Sea Turtle Inn, Atlantic Beach, Florida, a $36.0 million non-recourse loan, with a current outstanding balance of $27.8 million, secured by three Embassy Suites and two Doubletrees, and a $60.0 million secured revolving credit facility, with a current outstanding balance of $49.8 million, which matures in February 2007 and is collateralized by seven hotels. We anticipate repaying the outstanding indebtedness on our secured revolving credit facility and a portion of our $36.0 million non-recourse loan with the net proceeds from this offering. After these repayments, we expect to have the full amount of our secured revolving credit facility available for re-borrowing, subject to certain restrictions.

      We are self-advised and own our lodging investments and conduct our business through Ashford Hospitality Limited Partnership, our operating partnership. We currently own an 81.7% interest in our operating partnership. The remaining 18.3% is owned by limited partners who received units in exchange for the contribution of certain of our assets. The substantial majority of these limited partnership units are owned by certain of our executives, employees and employees of our affiliates. Following completion of this offering, we expect to own 85.2% and have a 14.8% minority interest (of which less than 0.3% will be held by persons other than certain of our directors, executives, employees and employees of our affiliates). We are the sole general partner of our operating partnership.

      We have elected to be treated as a real estate investment trust, or REIT, for federal income tax purposes. Because of limitations imposed on REITs in operating hotel properties, third-party managers manage each of our hotel properties. Remington Lodging & Hospitality, L.P., or Remington Lodging, is our primary property manager, managing 13 of our 17 hotel properties. Remington Lodging is wholly owned by Mr. Archie Bennett, our Chairman, and Mr. Montgomery J. Bennett, our President and Chief Executive Officer. Messrs. Archie and Montgomery Bennett also own 100% of Remington Hotel Corporation, which is one of the largest privately-owned independent hotel management companies in the country and has managed over $1 billion of hotels in 28 states. Our remaining four hotel properties are managed by Noble Management Group, a management company unaffiliated with us. Additionally, if we acquire both of the acquisition properties we currently have under firm purchase contracts, one will be managed by Remington Lodging and one will be managed by PM Hospitality Strategies, a management company unaffiliated with us.

      Our principal executive offices are located at 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254. Our telephone number is (972) 490-9600. Our website is http://www.ahtreit.com. The contents of our website are not a part of this prospectus.

Our Competitive Strengths

      We believe we distinguish ourselves from other owners, operators, acquirers and developers of hotel properties in a number of ways and enjoy significant competitive strengths, including:

•	Our senior management has significant experience in sourcing, underwriting, operating, repositioning, developing, selling and financing lodging-related assets. Our roots in the hotel industry trace back to 1968 when our Chairman, Archie Bennett, Jr., built his first hotel. Prior to our IPO, Mr. Bennett and certain members of our senior management team were involved in the investment in, or management of, 190 hotels or mortgage loans secured by hotels, totaling approximately 31,119 rooms in 33 states and in the development of 35 hotels, totaling approximately 9,201 rooms in 11 states.

•	Historically, our management team has successfully implemented a business strategy of identifying attractive investment opportunities in the lodging industry, matching these opportunities with appropriate institutional investors, and managing these investments, including providing development, management and construction services, for the institutional owners.

•	Our flexible asset allocation strategy, described below, allows us to reallocate our investments to take advantage of changing opportunities in the lodging market and the capital markets.

Our Business Strategy

      Our primary business objective is to maximize stockholder value by achieving attractive risk-adjusted returns throughout the business cycles of the lodging industry. Our strategy is to selectively invest capital in a variety of lodging-related assets based on our evaluation of diverse market conditions. By investing in diversified lodging assets, at different levels of a given hotel’s capital structure, we plan to take advantage of changes in the capital markets.

      Our business strategy of combining lodging-related equity and debt investments seeks, among other things, to:

•	maximize economic benefits from an industry that has suffered significant reductions in value and operating performance and appears to be at the beginning stages of a recovery;

•	capitalize on both current yield and price appreciation, while simultaneously offering diversification of types of assets within the hospitality industry;

•	vary investments across an array of hospitality assets to take advantage of market cycles for each asset class; and

•	offer an attractive liquidity alternative to asset sales (through structure and tax deferral) and traditional financing (due to rate, structure, loan-to-value and asset class).

      Our investment strategy primarily targets limited and full service hotels in primary, secondary and resort markets throughout the United States. To take full advantage of current and future investment opportunities in the lodging industry, we will invest according to the asset allocation strategies described below. Due to ongoing changes in market conditions we will continually evaluate the appropriateness of our investment strategies, and our board of directors may change any or all of these strategies at any time. In addition to our investment activities, we will also perform certain asset management and consulting services for other management companies affiliated with Remington Hotel.

      We evaluate our portfolio on a regular basis to determine if it continues to satisfy our investment criteria. Subject to certain restrictions applicable to REITs and subject to the relative illiquidity of real estate assets, we may sell investments opportunistically. Our decision to sell a hotel often will be predicated upon, among other things: projected cash flow; size of the hotel; strength of the franchise; property condition and related costs to renovate the property; strength of market demand; projected supply of hotel rooms in the market; probability of increased valuation; and geographic profile of the hotel. Our decision to sell other lodging-related assets will depend upon, among other things: management’s forecast and review of the performance of our overall portfolio and management’s assessment of changing conditions in the investment and capital markets.

Direct Hotel Investments

      In connection with our initial public offering, we acquired six hotel properties. Since then, we have acquired 11 additional hotel properties and contracted to acquire an additional two hotel properties. In selecting the hotels that we have acquired since our initial public offering, we have targeted hotels that either offer a high current return or have the opportunity to increase in value through brand repositioning, capital investments, market based recovery or improved management practices. We intend to continue acquiring existing hotels and, under appropriate market conditions, to develop new hotels. Our direct hotel acquisition strategy will follow similar investment criteria and will seek to achieve both current income and income from appreciation. We believe that values for, and operating performances of, lodging properties remain below historical levels, making this an attractive time for acquisitions. Our direct hotel investments represent approximately 77.3% of our total investments made to date.

Mezzanine Financing

      Since the date of our initial public offering, we have acquired or originated five subordinated loans, also known as mezzanine loans, secured by junior mortgages on hotels or pledges of equity interests in entities owning hotels and, in one instance, by a junior participation in a first mortgage. We expect the current yield, on a risk-adjusted basis, on each of these mezzanine loans to provide attractive returns. The loans we have acquired or originated relate to upscale or first class hotels that we believe require no significant near-term capital expenditures, have reputable managers and are located in good or emerging sub-markets.

      We intend to continue to acquire or originate mezzanine loans. Mezzanine loans that we may acquire in the future may be secured by individual assets as well as cross-collateralized portfolios of assets. Although these types of loans generally have greater repayment risks than first mortgages due to the subordinated nature of the loans, we believe that a strong need for lodging mezzanine loans currently exists on behalf of hotel owners. We believe that the recent slowdown in the travel industry has caused the value of hotel properties to decline below the values at which they were acquired or last refinanced. This decline in market value, coupled with more stringent underwriting criteria by senior hotel lenders, has caused a gap to develop in the loan-to-value ratio of these properties, making it increasingly difficult for owners to refinance their properties. We believe that mezzanine capital provides a solution for these owners by providing loans to cover the loan-to-value shortfalls. We expect this asset class to provide us with attractive yields and potentially allow us to participate in the improving economics of the underlying hotel. In addition, subject to restrictions applicable to REITs, we may acquire or originate corporate-level mezzanine loans on an unsecured basis. Our mezzanine loans represent approximately 22.7% of our total investments made to date.

First Mortgage Financing

      To date, we have not originated or purchased any first mortgages other than one junior participation in a first mortgage, which we refer to as a mezzanine loan throughout this prospectus. However, as interest rates increase and the dynamics in the hotel industry make first mortgage investments more attractive, we intend to acquire, potentially at a discount to par, or originate loans secured by first priority mortgages on hotels. We may be subject to certain state-imposed licensing regulations related to commercial mortgage lenders, with which we intend to comply. However, because we are not a bank or a federally chartered lending institution, we are not subject to the state and federal regulatory constraints imposed on such entities. Also, because we do not intend to securitize our assets, we expect to be able to offer more flexible terms than commercial lenders who contribute loans to securitized mortgage pools. We anticipate that this asset class will provide us with stable, attractive current yields.

Sale-Leaseback Transactions

      To date, we have not participated in any sale-leaseback transactions. However, if the lodging industry fundamentals shift such that sale-leaseback transactions become more attractive investments, we intend to purchase hotels and lease them back to their existing hotel owners. Our sale-leaseback strategy will target, among other things, hotel owners that want the ability to realize the value of their investments while maintaining operating control of their hotels. We will seek to structure the transactions as net leases with participation features, terms ranging up to 20 years plus extension options, and with the operating responsibility for the property assumed by the lessee. We believe these transactions will provide us current income and growth through contractual rental increases or cash flow participations.

Asset Management and Consulting Services

      To comply with the REIT rules, our property managers perform the day-to-day management activities related to the operations of our properties. However, in exchange for a fee, we provide or supervise certain asset management services to property managers. These services include risk management; assistance with tax returns; negotiation of hotel franchise agreements and monitoring compliance with franchise requirements; negotiation of property financings and monitoring compliance with loan covenants; negotiation and closing of equipment leases; property litigation management; assistance with preparation of hotel budgets; and monitoring compliance with management agreements. We also occasionally provide additional services to these property managers such as market and feasibility analysis, capital improvement assistance and financial planning. To the extent permitted by REIT rules, we perform similar functions with respect to our own properties. We must monitor and limit the amount of income derived from our asset management and consulting services as fees for these services are not qualifying income for REIT purposes. We do not intend to actively pursue additional asset management and consulting contracts in the future.

Summary Risk Factors

      An investment in our common stock involves various risks. You should carefully consider these and other matters discussed under “Risk Factors” prior to making an investment in us. Some of these risks include:

•	Our business strategy depends on our continued rapid growth. We may fail to integrate recent and additional investments into our operations or otherwise manage our planned growth, which may adversely affect our operating results. We cannot assure you that we will be able to complete any of the acquisitions that we have under contract or that the terms we have negotiated will not change.

•	Our Chairman’s and Chief Executive Officer’s conflicts of interest arising from their ownership interests in Remington Lodging, which manages 13 of our 17 hotel properties and receives substantial fees from us, and in other lodging business entities and their and our other officers’ tax positions and tax indemnification rights may result in management decisions not in the stockholders’ best interest and may make sales or refinancings of some of our properties less likely.

•	We may have to pay substantial fees to Remington Lodging, our primary hotel manager, which is owned by our Chairman and our Chief Executive Officer, upon early termination of our hotel management agreement.

•	Our mortgage loan assets are, and generally will be, non-recourse, uninsured by the government and below investment grade. In the case of a defaulted non-recourse loan, our recovery will be limited to the value of the underlying property, which may be less than the loan amount. Our mezzanine mortgage loans, even if secured, are generally subordinated to a senior lender with a first mortgage and may become unsecured upon foreclosure.

•	Interest rate mismatches between our borrowings and our investments as well as changes in prepayment rates on our mortgage loan assets may reduce our income.

•	While our current policy is to limit total consolidated indebtedness to no more than 60% of the aggregate investment in the hotels and debt instruments which we own, our board of directors may change this and our other operating policies and strategies at any time without stockholder approval. Our debt service obligations may reduce our cash available for distribution.

•	We have agreed for a period of up to 10 years from the date of our initial public offering to pay to certain affiliated entities that contributed assets to us in connection with our formation the amount of their income tax liability, plus a gross-up amount, if we dispose of any of their contributed properties in a taxable transaction. The partners in the contributing partnerships that could benefit from our payment of an indemnity include our Chairman, our Chief Executive Officer and other executive officers and family members of Mr. Edelman, one of our directors.

•	We may enter into interest rate hedging transactions, which may reduce our net income because they may be unsuccessful or the counterparties to hedging transactions may not perform their obligations.

•	Hotel operations are sensitive to economic and political conditions.

•	We depend on the business relationships and experience of our key personnel, the loss of whom could threaten our ability to execute our strategies.

•	If we fail to maintain our REIT status, we will be subject to greater federal income tax.

•	We may not be able to maintain or renew our hotel franchises, and maintaining our hotels and complying with hotel franchise standards may require us to make significant capital expenditures.

•	Our assets, especially our hotel properties, are illiquid, and sales of hotel properties and other assets could result in unfavorable tax consequences to us because of the Internal Revenue Code rules governing REITs.

•	The costs of compliance with environmental and other regulations by us and the operators of the hotels underlying our loans may harm our operating results.

The Offering

Common stock offered by us	7,500,000 shares

Common stock outstanding after this offering	33,300,447 shares(1)

Use of proceeds	We estimate that the net proceeds of this offering will be approximately $70.3 million, after deducting the underwriting discount and estimated offering expenses payable by us. We will contribute the net proceeds of this offering to our operating partnership. Our operating partnership will subsequently use the proceeds to repay the outstanding indebtedness on our existing revolving credit facility and to repay a portion of our $36.0 million non-recourse loan.

(1)	The number of shares of common stock outstanding after this offering is based on 25,800,447 shares of common stock outstanding as of March 15, 2004, and does not include: (a) 5,764,592 shares issuable upon the conversion of units of partnership interest in our operating partnership or (b) 746,964 shares reserved for issuance under our stock plan.

Distributions

      To maintain our qualification as a REIT, we intend to make annual distributions to our stockholders of at least 90% of our taxable income (which for these purposes excludes our net capital gain and does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). Distributions will be authorized by our board of directors and declared by us based upon a variety of factors deemed relevant by our directors, and no assurance can be given that our dividend policy will not change in the future. Our ability to pay distributions to our stockholders will depend, in part, upon our receipt of distributions from our operating partnership, Ashford Hospitality Limited Partnership, which may depend upon receipt of lease payments with respect to our properties from the indirect, wholly-owned subsidiary of our operating partnership, Ashford TRS, and, in turn, upon the management of our properties by our property managers. On March 15, 2004, we declared a dividend to common stockholders of record of $.06 per fully-diluted share. The dividend will be paid April 15, 2004 to all stockholders of record as of March 31, 2004.

      Our charter allows us to issue preferred stock with a preference on distributions, and the partnership agreement of our operating partnership allows it to issue preferred units with a preference on distributions. We currently have no intention to issue any preferred stock. We may issue preferred units in connection with the acquisition of additional properties. The dividend preference on any preferred units, or on any preferred stock we later choose to issue, could limit our ability to make a dividend distribution to our common stockholders.

Summary Selected Historical and Pro Forma Financial Information

      The following table sets forth summary selected historical and pro forma financial data for Ashford Hospitality Trust, Inc. To the extent that this information is presented for time periods or dates preceding our initial public offering, the information represents the historical financial condition and results of operations of entities that owned the assets we acquired in connection with our initial public offering.

      The following summary selected historical consolidated and combined financial information as of December 31, 2003 and 2002 and for each of the two years in the period ended December 31, 2003 was derived from audited consolidated financial statements of Ashford Hospitality Trust, Inc. and its predecessor contained elsewhere in this prospectus.

      With respect to the statement of operations information below, the pro forma adjustments give effect to the completion of the following transactions as if they occurred on January 1, 2003: our IPO, the issuance of restricted shares to employees, the acquisition of nine hotel properties from FelCor Lodging Limited Partnership and Noble Investment Group, the acquisition or origination of five mezzanine loans receivable, the acquisition of four hotel properties since December 31, 2003, including two properties not acquired but currently under firm purchase contracts, this offering and the related increase in weighted average shares outstanding and the reduction of interest expense associated with the pro forma changes in indebtedness.

      With respect to the balance sheet information below, the pro forma adjustments give effect to the completion of the following transactions as of December 31, 2003: this offering and related reduction of debt with the proceeds, the acquisition and origination of four mezzanine loans receivable which occurred subsequent to December 31, 2003, the acquisition of four hotel properties since December 31, 2003, including two properties not acquired but currently under firm purchase contracts and the borrowing of $49.8 million under the $60.0 million revolving credit facility.

      You should read the information below along with all other financial information and analysis presented in this prospectus, including the sections captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Ashford Hospitality Trust, Inc.’s combined financial statements and related notes included elsewhere in this prospectus.

	Historical	Historical		Pro Forma
	December 31,	December 31,	Pro Forma	December 31,
	2002	2003	Adjustments	2003

Operating Information:
Revenue
Total revenue	$35,357,781	$42,278,601	$64,503,904	$106,782,505
Expenses
Operating expenses, excluding depreciation and amortization	$27,134,438	$36,770,818	$47,273,155	$84,043,973
Depreciation & amortization	4,833,551	4,932,676	5,413,667	10,346,343
Interest expense (net of non-operating interest income)	6,482,710	4,711,073	(1,172,178)	3,538,895

Total expenses	38,450,699	46,414,567	51,514,644	97,929,211

Net income (loss) before provision for income taxes and minority interest	$(3,092,918)	$(4,135,966)	$12,989,260	$8,853,294

Provision for income taxes	—	(142,178)	(365,352)	(507,530)
Minority interest	—	357,943	(1,589,778)	(1,231,835)

Net income (loss)	$(3,092,918)	$(3,920,201)	$11,034,130	$7,113,929

	Historical	Historical		Pro Forma
	December 31,	December 31,	Pro Forma	December 31,
	2002	2003	Adjustments	2003

Balance Sheet Information:
Investment in hotel properties, net	$85,246,801	$173,723,998	$83,100,000	$256,823,998
Cash and cash equivalents	2,968,814	76,254,052	(71,747,640)	4,506,412
Notes receivable	—	10,000,000	61,600,000	71,600,000
Total assets	95,416,446	267,882,417	73,589,360	341,471,777
Mortgage notes payable	82,126,150	50,201,779	2,050,000	52,251,779
Capital leases payable	621,351	456,869	—	456,869
Total liabilities and owners’ equity	$95,416,446	$267,882,417	$73,589,360	$341,471,777
Other Information (unaudited):
Total number of rooms	1,094	2,381	856	3,237
Total number of hotels	6	15	4	19
EBITDA(1)	$8,223,343	$5,449,268	$13,933,057	$19,382,325

(1)	EBITDA is defined as income (loss) before net gain on sale of properties, interest expense, interest income (excluding interest income from mezzanine loans), income taxes, depreciation and amortization. We believe EBITDA is useful to investors as an indicator of our ability to service debt and pay cash distributions. EBITDA, as calculated by us, may not be comparable to EBITDA reported by other companies that do not define EBITDA exactly as we define the term. EBITDA does not represent cash generated from operating activities determined in accordance with accounting principles generally accepted in the United States (GAAP), and should not be considered as an alternative to operating income or net income determined in accordance with GAAP as an indicator of performance or as an alternative to cash flows from operating activities as an indicator of liquidity.

Reconciliation of EBITDA
(unaudited):
Net loss	$(3,092,918)	$(3,920,201)	$7,113,929
Plus depreciation and amortization	4,833,551	4,932,676	10,346,343
Plus interest expense	6,536,195	5,000,206	3,828,028
Less non-operating interest income	(53,485)	(289,133)	(289,133)
Plus provision for income taxes	—	142,178	507,530
Minority interest	—	(357,943)	1,231,835

Gross EBITDA	$8,223,343	$5,507,783	22,738,532
EBITDA related to minority interest	—	(58,515)	(3,356,207)

EBITDA	$8,223,343	$5,449,268	$19,382,325

RISK FACTORS

      An investment in our common stock involves various risks. You should carefully consider the following risk factors in conjunction with the other information contained in this prospectus before purchasing our common stock. The risks discussed in this prospectus can adversely affect our business, liquidity, operating results, prospects and financial condition. This could cause the market price of our common stock to decline and could cause you to lose all or part of your investment. The risk factors described below are not the only risks that may affect us. Additional risks and uncertainties not presently known to us also may adversely affect our business, liquidity, operating results, prospects and financial condition.

Risks Related to Our Business

Our business strategy depends on our continued rapid growth. We may fail to integrate recent and additional investments into our operations or otherwise manage our planned growth, which may adversely affect our operating results.

      Our business plan contemplates a period of continued rapid growth in the next several years. We cannot assure you that we will be able to adapt our management, administrative, accounting and operational systems, or hire and retain sufficient operational staff to successfully integrate our recent investments into our portfolio and manage any future acquisitions of additional assets without operating disruptions or unanticipated costs. Acquisition of any additional portfolio of properties or mortgages would generate additional operating expenses that we will be required to pay. As we acquire additional assets, we will be subject to the operational risks associated with owning new lodging properties. Our failure to integrate successfully our recent acquisitions as well as any future acquisitions into our portfolio could have a material adverse effect on our results of operations and financial condition and our ability to pay dividends to stockholders.

We may be unable to identify additional real estate investments that meet our investment criteria or to acquire the properties we have under contract.

      We cannot assure you that we will be able to identify real estate investments that meet our investment criteria, that we will be successful in completing any investment we identify or that any investment we complete will produce a return on our investment. Moreover, we will have broad authority to invest in any real estate investments that we may identify in the future. We also cannot assure you that we will acquire the properties we currently have under firm purchase contracts or that the acquisition terms we have negotiated will not change.

Conflicts of interest could result in our management acting other than in our stockholders’ best interest.

      Conflicts of interest relating to Remington Hotel Corporation may lead to management decisions that are not in the stockholders’ best interest. The Chairman of our board of directors, Mr. Archie Bennett, Jr., serves as the Chairman of the board of directors of Remington Hotel, and our Chief Executive Officer and President, Mr. Montgomery Bennett serves as the Chief Executive Officer and President of Remington Hotel. Messrs. Archie and Montgomery Bennett own 100% of Remington Hotel. Remington Lodging, which is also 100% owned by Messrs. Archie and Montgomery Bennett, manages 13 of our 17 properties and provides related services and provides property management services, fee development services and occasional property identification services for third parties. Additionally, Messrs. Archie and Montgomery Bennett own minority interests in several lodging properties not transferred to our operating partnership in connection with our initial public offering.

      Messrs. Archie and Montgomery Bennett’s ownership interests in and management obligations to Remington Hotel and Remington Lodging present them with conflicts of interest in making management decisions related to the commercial arrangements between us and Remington Hotel and will reduce the time and effort they each spend managing us. Our board of directors has adopted a policy that requires all management decisions relating to the management agreement with Remington Lodging be approved by a majority or, in certain circumstances, all of our independent directors. See “Policies and Objectives with Respect to Certain Activities — Conflict of Interest Policy.”

      Holders of units in our operating partnership, including members of our management team, may suffer adverse tax consequences upon our sale of certain properties. Therefore, holders of units, either directly or indirectly, including Messrs. Archie and Montgomery Bennett, Brooks, Nunneley and Edelman (or his family members), may have different objectives regarding the appropriate pricing and timing of a property’s sale. These officers and directors of ours may influence us not to sell or refinance certain properties, even if such sale or refinancing might be financially advantageous to our stockholders, or to enter into tax deferred exchanges with the proceeds of such sales when such a reinvestment might not otherwise be in our best interest.

      In addition, we agreed to indemnify the contributors of the properties contributed to us in exchange for operating partnership units in connection with our initial public offering, including (indirectly) Messrs. Archie and Montgomery Bennett, Brooks and Nunneley and Edelman (or his family members), against the income tax they may incur if we dispose of one of these properties. Because of this indemnification, our indemnified management team members may make decisions about selling one of these properties that is not in our stockholders’ best interest.

      We are a party to a master hotel management agreement and an exclusivity agreement with Remington Lodging. Of our 17 hotels, 13 are currently managed by Remington Lodging. The management agreement describes the terms of Remington Lodging’s management of the 13 hotels, as well as any future hotels we may acquire that will be managed by Remington. If we terminate the management agreement as to any of our hotels that are subject to the management agreement, we will be required to pay Remington Lodging a substantial termination fee. For example, if we were to terminate the management agreement with respect to all 13 of our hotels that are currently being managed by Remington Lodging because we elected to sell those hotels, the fee would be approximately $11.3 million. The exclusivity agreement requires us to engage Remington Lodging, unless our independent directors either (i) unanimously vote to hire a different manager or developer, or (ii) by a majority vote, elect not to engage Remington Lodging because they have determined that special circumstances exist or that, based on Remington Lodging’s prior performance, another manager or developer could perform the duties materially better. As the sole owners of Remington Lodging, which would receive any development, management and management termination fees payable by us under the management agreement, Messrs. Archie and Montgomery Bennett may influence our decisions to sell a hotel or acquire or develop a hotel when it is not in the best interests of our stockholders to do so.

      In addition, Ashford Financial Corporation contributed to us asset management and consulting agreements that relate to management and consulting services that Ashford Financial Corporation agreed to perform for hotel property managers with respect to certain identified hotel properties. Ashford Financial Corporation is 100% owned by Messrs. Archie and Montgomery Bennett. The agreements provide for annual payments to us, as the assignee of Ashford Financial Corporation, in consideration for our performance of certain asset management and consulting services. These services relate to 27 hotel properties managed by eight management companies. The exact amount of the consideration due to us is contingent upon the revenue generated by the hotels underlying the asset management and consulting agreements. Ashford Financial Corporation has guaranteed a minimum payment to us of $1.2 million per year, subject to adjustments based on the consumer price index, for five years beginning on the date of our initial public offering. If any property underlying any asset management and consulting agreement is sold at any time, we will no longer derive any income from such property, and the amount of income we receive under the applicable asset management and consulting agreement will be decreased. Any sale or related decrease in income, however, will not affect the amount guaranteed by Ashford Financial Corporation under its guaranty.

      Each of the eight management companies is either owned 100% by Messrs. Archie and Montgomery Bennett, or is a wholly-owned subsidiary of Remington Hotel Corporation, which is owned 100% by

Messrs. Archie and Montgomery Bennett. Messrs. Archie and Montgomery Bennett also have a minority ownership interest in the hotel properties benefiting from the services provided pursuant to the asset management and consulting agreements. Although they do not own a controlling interest in such properties, Messrs. Archie and Montgomery Bennett may benefit from a future sale of the properties.

Tax indemnification obligations that apply in the event that we sell certain properties could limit our operating flexibility.

      If we dispose of any of the five properties that were contributed to us in exchange for units in our operating partnership in connection with our initial public offering, we may be obligated to indemnify the contributors, in which Messrs. Archie and Monty Bennett have substantial ownership interests, against the tax consequences of the sale. We have agreed to pay a contributor’s tax liability if we dispose of a property contributed by the contributor in a taxable transaction before the earlier of:

•	10 years after the contribution of such property, and

•	the date on which the contributor no longer owns, in the aggregate, at least 25% of the units we issued to the contributor at the time of its contribution of property to our operating partnership.

      This tax indemnity will be equal to the amount of the federal and state income tax liability the contributor incurs with respect to the gain allocated to the contributor. The terms of the contribution agreements also require us to gross up the tax indemnity payment for the amount of income taxes due as a result of the tax indemnity payment. While the tax indemnities do not contractually limit our ability to conduct our business in the way we desire, we are less likely to sell any of the contributed properties in a taxable transaction during the indemnity period. Instead, we would either hold the property for the entire indemnity period or seek to transfer the property in a tax-deferred like-kind exchange. In addition, a condemnation of one of our properties could trigger our tax indemnification obligations.

      In addition, under the tax indemnification agreements, we have agreed for a period of 10 years to use commercially reasonable efforts to maintain non-recourse mortgage indebtedness in the amount of at least $16.0 million, which will allow the contributors to defer recognition of gain in connection with the contribution of the Las Vegas hotel property as part of our formation.

      Additionally, we are prohibited from selling or transferring the Sea Turtle Inn in Atlantic Beach, Florida until April 1, 2007 if, as a result, the entity from whom we acquired the property would recognize gain for federal tax purposes. If we sell or transfer this property after April 1, 2007, but prior to April 1, 2009, and the sale or transfer results in the entity that sold us the property having to recognize gain for federal tax purposes, we must pay $180,000 to that entity. However, this amount will be reduced by $7,500 for each passing month from April 1, 2007 until April 1, 2009.

Hotel franchise requirements could adversely affect distributions to our stockholders.

      We must comply with operating standards and terms and conditions imposed by the franchisors of the hotel brands under which our hotels operate. The franchisors periodically inspect their licensed hotels to confirm adherence to their operating standards. The failure of a hotel to maintain standards could result in the loss or cancellation of a franchise license. With respect to operational standards, we rely on our property managers to conform to such standards. The franchisors may also require us to make certain capital improvements to maintain the hotel in accordance with system standards, the cost of which can be substantial. It is possible that a franchisor could condition the continuation of a franchise on the completion of capital improvements that our management or board of directors determines are too expensive or otherwise not economically feasible in light of general economic conditions or the operating results or prospects of the affected hotel. In that event, our management or board of directors may elect to allow the franchise to lapse or be terminated which could result in a change in brand franchising or operation of the hotel as an independent hotel.

      In addition, when the term of a franchise expires, the franchisor has no obligation to issue a new franchise. The loss of a franchise could have a material adverse effect on the operations or the underlying value of the affected hotel because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor. The loss of a franchise could also have a material adverse effect on cash available for distribution to stockholders.

Future terrorist attacks similar in nature to the events of September 11, 2001 may negatively affect the performance of our properties and the hotel industry and may negatively affect our future results of operations and financial condition.

      The terrorist attacks of September 11, 2001, their after-effects and the resulting U.S.-led military action in Iraq substantially reduced business and leisure travel throughout the United States and hotel industry revenue per available room, or RevPAR, generally during the period following September 11, 2001. We cannot predict the extent to which additional terrorist attacks, acts of war or similar events may occur in the future or how such events would directly or indirectly impact the hotel industry or our operating results. Future terrorist attacks, acts of war or similar events could have further material adverse effects on the hotel industry at large and our operations in particular.

Our investments will be concentrated in particular segments of a single industry.

      Our entire business is hotel related. Our current investment strategy is to acquire or develop mid to upscale hotels, acquire first mortgages on hotel properties, invest in other mortgage-related instruments such as mezzanine loans to hotel owners and operators and participate in hotel sale-leaseback transactions. Adverse conditions in the hotel industry will have a material adverse effect on our operating and investment revenues and cash available for distribution to our stockholders.

We rely on third party property managers, especially Remington Lodging, to operate our hotels and for a significant majority of our cash flow.

      For us to continue to qualify as a REIT, third parties must operate our hotels. A REIT may lease its hotels to taxable REIT subsidiaries in which the REIT can own up to a 100% interest. A taxable REIT subsidiary, or TRS, pays corporate level income tax and may retain any after-tax income. A REIT must satisfy certain conditions to use the TRS structure. One of those conditions is that the TRS must hire, to manage the hotels, an “eligible independent contractor” (“EIC”) that is actively engaged in the trade or business of managing hotels for parties other than the REIT. An EIC cannot (i) own more than 35% of the REIT, (ii) be owned more than 35% by persons owning more than 35% of the REIT or (iii) provide any income to the REIT (i.e., the EIC cannot pay fees to the REIT, and the REIT cannot own any debt or equity securities of the EIC).

      Accordingly, while we may lease hotels to a TRS that we own, the TRS must engage a third-party operator to manage the hotels and our ability to direct and control how our hotels are operated is less than if we were able to manage our hotels directly. We have entered into a management agreement with Remington Lodging, which is owned 100% by Messrs. Archie and Montgomery Bennett, to manage 13 of our 17 lodging properties, and we have hired Noble Management Group to manage the remaining four properties we currently own. Additionally, if we acquire the SpringHill Suites by Marriott in Baltimore, Maryland, that property will be managed by PM Hospitality Strategies. We do not supervise any of the property managers or their respective personnel on a day-to-day basis, and we cannot assure you that the property managers will manage our properties in a manner that is consistent with their respective obligations under the applicable management agreement or our obligations under our hotel franchise agreements. We also cannot assure you that our property managers will not be negligent in their performance, will not engage in other criminal or fraudulent activity, or will not otherwise default on their respective management obligations to us. If any of the foregoing occurs, our relationships with the franchisors may be damaged and we may then be in breach of the franchise agreement, and we could incur liabilities resulting from loss or injury to our property or to persons at our properties, any of which could have a material adverse effect on our operating results and financial condition, as well as our ability to pay dividends to stockholders.

If we cannot obtain additional financing, our growth will be limited.

      We are required to distribute to our stockholders at least 90% of our taxable income, excluding net capital gain, each year to continue to qualify as a REIT. As a result, our retained earnings available to fund acquisitions, development or other capital expenditures are nominal. After utilizing the proceeds of this offering, we will rely upon the availability of additional debt or equity capital to fund these activities. Our long-term ability to grow through acquisitions or development of hotel-related assets will be limited if we cannot obtain additional financing. Market conditions may make it difficult to obtain financing, and we cannot assure you that we will be able to obtain additional debt or equity financing or that we will be able to obtain it on favorable terms.

We may be unable to generate sufficient revenue from operations to pay our operating expenses and to pay dividends to our stockholders.

      As a REIT, we are required to distribute at least 90% of our taxable income each year to our stockholders. We intend to distribute to our stockholders all or substantially all of our taxable income each year so as to qualify for the tax benefits accorded to REITs, but our ability to make distributions may be adversely affected by the risk factors described in this prospectus. We cannot assure you that we will be able to make distributions in the future. In the event of continued or future downturns in our operating results and financial performance or unanticipated capital improvements to our hotels or declines in the value of our mortgage portfolio, we may be unable to declare or pay distributions to our stockholders. The timing and amount of distributions are in the sole discretion of our board of directors, which will consider, among other factors, our financial performance, debt service obligations and applicable debt covenants (if any), and capital expenditure requirements.

We are subject to various risks related to our use of, and dependence on, debt.

      The amount we have to pay on variable rate debt increases as interest rates increase, which may decrease cash available for distribution to stockholders. We cannot assure you that we will be able to meet our debt service obligations. If we do not meet our debt service obligations, we risk the loss of some or all of our assets to foreclosure. Changes in economic conditions or our financial results or prospects could (i) result in higher interest rates on variable rate debt, (ii) reduce the availability of debt financing generally or debt financing at favorable rates, (iii) reduce cash available for distribution to stockholders and (iv) increase the risk that we could be forced to liquidate assets to repay debt, any of which could have a material adverse affect on us.

      If we violate covenants in any debt agreements, we could be required to repay all or a portion of our indebtedness before maturity at a time when we might be unable to arrange financing for such repayment on attractive terms, if at all. Violations of certain debt covenants may result in our being unable to borrow unused amounts under our line of credit, even if repayment of some or all borrowings is not required.

      In any event, financial covenants under our current or future debt obligations could impair our planned business strategies by limiting our ability to borrow beyond certain amounts or for certain purposes.

      While our policy is to limit the leverage on our investments to 60% of gross assets, our board of directors may change this and our other operating policies and strategies at any time without stockholder approval. Our governing instruments do not contain any limitation on our ability to incur indebtedness.

An interest rate mismatch could occur between asset yields and borrowing rates, resulting in decreased yields on our investment portfolio.

      Our operating results will depend in part on differences between the income from our assets (net of credit losses) and our borrowing costs. We intend to fund the origination and acquisition of a portion of our assets with borrowings that have interest rates that reset relatively rapidly, such as monthly or quarterly. We anticipate that, in many cases, the income from our assets will respond more slowly to interest rate fluctuations than the cost of our borrowings, creating a mismatch between asset yields and borrowing rates. Consequently, changes in interest rates, particularly short-term interest rates, may influence our net income. Increases in these rates will tend to decrease our net income and market value of our mortgage assets. We will incur operating losses if interest rate fluctuations result in our interest expense exceeding interest income.

We compete with other hotels for guests. We will also face competition for acquisitions of lodging properties and of desirable mortgage investments.

      The mid to upscale segments of the hotel business are competitive. Our hotels compete on the basis of location, room rates, quality, service levels, reputation, and reservation systems, among many other factors. New hotels may be constructed and these additions to supply create new competitors, in some cases without corresponding increases in demand for hotel rooms. The result in some cases may be lower revenue, which would result in lower cash available for distribution to stockholders.

      We compete for hotel acquisitions with entities that have similar investment objectives as we do. This competition could limit the number of suitable investment opportunities offered to us. It may also increase the bargaining power of property owners seeking to sell to us, making it more difficult for us to acquire new properties on attractive terms or on the terms contemplated in our business plan.

      We also compete for mortgage asset investments with numerous public and private real estate investment vehicles, such as mortgage banks, pension funds, other REITs, institutional investors and individuals. Mortgages and other investments are often obtained through a competitive bidding process. In addition, competitors may seek to establish relationships with the financial institutions and other firms from which we intend to purchase such assets. Competition may result in higher prices for mortgage assets, lower yields and a narrower spread of yields over our borrowing costs.

      Many of our competitors are larger than us, may have access to greater capital, marketing and other resources, may have personnel with more experience than our officers, may be able to accept higher levels of debt or otherwise may tolerate more risk than us, may have better relations with hotel franchisors, sellers or lenders and may have other advantages over us in conducting certain business and providing certain services.

We may engage in hedging transactions, which can limit our gains and increase exposure to losses.

      We may enter into hedging transactions to protect us from the effects of interest rate fluctuations on floating rate debt and also to protect our portfolio of mortgage assets from interest rate and prepayment rate fluctuations. Our hedging transactions may include entering into interest rate swap agreements or interest rate cap or floor agreements, purchasing or selling futures contracts, purchasing put and call options on securities or securities underlying futures contracts, or entering into forward rate agreements. Hedging activities may not have the desired beneficial impact on our results of operations or financial condition. No hedging activity can completely insulate us from the risks associated with changes in interest rates and prepayment rates. Moreover, interest rate hedging could fail to protect us or adversely affect us because, among other things:

•	Available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought.

•	The duration of the hedge may not match the duration of the related liability.

•	The party owing money in the hedging transaction may default on its obligation to pay.

•	The credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction.

•	The value of derivatives used for hedging may be adjusted from time to time in accordance with accounting rules to reflect changes in fair value. Downward adjustments, or “mark-to-market losses,” would reduce our stockholders’ equity.

      Hedging involves risk and typically involves costs, including transaction costs, that may reduce our overall returns on our investments. These costs increase as the period covered by the hedging increases and during periods of rising and volatile interest rates. These costs will also limit the amount of cash available for distributions to stockholders. We generally intend to hedge as much of the interest rate risk as management determines is in our best interests given the cost of such hedging transactions. The REIT qualification rules may limit our ability to enter into hedging transactions by requiring us to limit our income from hedges. See “Risks Related to Our Status as a REIT — Complying with REIT requirements may limit our ability to hedge effectively.” If we are unable to hedge effectively because of the REIT rules, we will face greater interest rate exposure than may be commercially prudent.

We may not be able to sell our investments on favorable terms.

      We may decide to sell investments for a variety of reasons. We cannot assure you that we will be able to sell any of our investments on favorable terms, or that our investments will not be sold for a loss.

Risks Related to Hotel Investments

We are subject to general risks associated with operating hotels.

      Our hotels (and the hotels underlying our mortgage and mezzanine loans) are subject to various operating risks common to the hotel industry, many of which are beyond our control, including the following:

•	our hotels compete with other hotel properties in their geographic markets and many of our competitors have substantial marketing and financial resources;

•	over-building in our markets, which adversely affects occupancy and revenues at our hotels;

•	dependence on business and commercial travelers and tourism; and

•	adverse effects of general, regional and local economic conditions and increases in energy costs or labor costs and other expenses affecting travel, which may affect travel patterns and reduce the number of business and commercial travelers and tourists.

      These factors could adversely affect our hotel revenues and expenses, as well as the hotels underlying our mortgage and mezzanine loans, which in turn would adversely affect our ability to make distributions to our stockholders.

We may have to make significant capital expenditures to maintain our lodging properties.

      Our hotels have an ongoing need for renovations and other capital improvements, including replacements of furniture, fixtures and equipment. The franchisors of our hotels may also require periodic capital improvements as a condition of keeping the franchise licenses. Generally, we are responsible for the costs of these capital improvements, which gives rise to the following risks:

•	cost overruns and delays;

•	renovations can be disruptive to operations and can displace revenue at the hotels, including revenue lost while rooms under renovation are out of service;

•	the cost of funding renovations and the possibility that financing for these renovations may not be available on attractive terms; and

•	the risk that the return on our investment in these capital improvements will not be what we expect.

      If we have insufficient cash flow from operations to fund needed capital expenditures, then we will need to borrow to fund future capital improvements.

The hotel business is seasonal, which will affect our results of operations from quarter to quarter.

      The hotel industry is seasonal in nature. Generally, occupancy rates and hotel revenues are greater in the second and third quarters than in the first and fourth quarters. This seasonality can cause quarterly fluctuations in our revenues.

Our development activities may be more costly than we have anticipated.

      As part of our growth strategy, we may develop additional hotels. Hotel development involves substantial risks, including that:

•	actual development costs may exceed our budgeted or contracted amounts;

•	construction delays may prevent us from opening hotels on schedule;

•	we may not be able to obtain all necessary zoning, land use, building, occupancy and construction permits;

•	our developed properties may not achieve our desired revenue or profit goals; and

•	we may incur substantial development costs and then have to abandon a development project before completion.

Risks Relating to Investments in Mortgages and Mezzanine Loans

Mortgage investments that are not United States government insured and non-investment grade mortgage assets involve risk of loss.

      As part of our business strategy, we originate and acquire lodging-related uninsured and non-investment grade mortgage loans and mortgage assets, including mezzanine loans. While holding these interests, we are subject to risks of borrower defaults, bankruptcies, fraud and losses and special hazard losses that are not covered by standard hazard insurance. Also, the costs of financing the mortgage loans could exceed the return on the mortgage loans. In the event of any default under mortgage loans held by us, we will bear the risk of loss of principal and non-payment of interest and fees to the extent of any deficiency between the value of the mortgage collateral and the principal amount of the mortgage loan. To the extent we suffer such losses with respect to our investments in mortgage loans, our value and the price of our common stock may be adversely affected.

We invest in non-recourse loans, which will limit our recovery to the value of the mortgaged property.

      Our mortgage loan assets are generally non-recourse. With respect to our non-recourse mortgage loan assets, in the event of a borrower default, the specific mortgaged property and other assets, if any, pledged to secure the relevant mortgage loan, may be less than the amount owed under the mortgage loan. As to those mortgage loan assets that provide for recourse against the borrower and its assets generally, we cannot assure you that the recourse will provide a recovery in respect of a defaulted mortgage loan greater than the liquidation value of the mortgaged property securing that mortgage loan.

Interest rate fluctuations affect the value of our mortgage assets, net income and common stock.

      Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. Interest rate fluctuations can adversely affect our income and value of our common stock in many ways and present a variety of risks including the risk of variances in the yield curve, a mismatch between asset yields and borrowing rates, and changing prepayment rates.

      Variances in the yield curve may reduce our net income. The relationship between short-term and longer-term interest rates is often referred to as the “yield curve.” Short-term interest rates are ordinarily lower than longer-term interest rates. If short-term interest rates rise disproportionately relative to longer-

term interest rates (a flattening of the yield curve), our borrowing costs may increase more rapidly than the interest income earned on our assets. Additionally, to the extent cash flows from investments that return scheduled and unscheduled principal are reinvested in mortgage loans, the spread between the yields of the new investments and available borrowing rates may decline, which would likely decrease our net income. It is also possible that short-term interest rates may exceed longer-term interest rates (a yield curve inversion), in which event our borrowing costs may exceed our interest income and we could incur operating losses.

      The effect of a mismatch between asset yields and borrowing rates is explained above under “Risks Related to our Business — An interest rate mismatch could occur between asset yields and borrowing rates, resulting in decreased yields on our investment portfolio.” The effect of mortgage prepayments are explained in the risk factor immediately below.

Prepayment rates on our mortgage loans may adversely affect our yields.

      The value of our mortgage loan assets may be affected by prepayment rates on investments. Prepayment rates are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond our control, and consequently, such prepayment rates cannot be predicted with certainty. To the extent we originate mortgage loans, we expect that such mortgage loans will have a measure of protection from prepayment in the form of prepayment lock-out periods or prepayment penalties. However, this protection may not be available with respect to investments that we acquire but do not originate. Four of the five mortgage loans assets we currently have in our investment portfolio have some combination of prepayment lock-out periods or prepayment penalties; however, we cannot assure you that these lock-out periods or penalties will sufficiently protect us from prepayment risk or that future mortgage loans we acquire will have prepayment protection mechanisms.

      In periods of declining mortgage interest rates, prepayments on mortgages generally increase. If general interest rates decline as well, the proceeds of prepayments received during such periods are likely to be reinvested by us in assets yielding less than the yields on the investments that were prepaid. In addition, the market value of mortgage investments may, because of the risk of prepayment, benefit less from declining interest rates than from other fixed-income securities. Conversely, in periods of rising interest rates, prepayments on mortgages generally decrease, in which case we would not have the prepayment proceeds available to invest in assets with higher yields. Under certain interest rate and prepayment scenarios we may fail to fully recoup our cost of acquisition of certain investments.

      In making any investment, we consider the expected yield of the investment and the factors that may influence the yield actually obtained on such investment. These considerations affect our decision whether to originate or purchase an investment and the price offered for that investment. No assurances can be given that we can make an accurate assessment of the yield to be produced by an investment. Many factors beyond our control are likely to influence the yield on the investments, including, but not limited to, competitive conditions in the local real estate market, local and general economic conditions and the quality of management of the underlying property. Our inability to accurately assess investment yields may result in our purchasing assets that do not perform as well as expected, which may adversely affect the price of our common stock.

Volatility of values of mortgaged properties may adversely affect our mortgage loans.

      Lodging property values and net operating income derived from lodging properties are subject to volatility and may be affected adversely by a number of factors, including the risk factors described in this prospectus relating to general economic conditions, operating lodging properties and owning real estate investments. In the event its net operating income decreases, a borrower may have difficulty paying our mortgage loan, which could result in losses to us. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay our mortgage loans, which could also cause us to suffer losses.

Mezzanine loans involve greater risks of loss than senior loans secured by income producing properties.

      We make and acquire mezzanine loans. These types of mortgage loans are considered to involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property due to a variety of factors, including the loan being entirely unsecured or, if secured, becoming unsecured as a result of foreclosure by the senior lender. We may not recover some or all of our investment in these loans. In addition, mezzanine loans may have higher loan-to-value ratios than conventional mortgage loans resulting in less equity in the property and increasing the risk of loss of principal.

Risks Related to the Real Estate Industry

Mortgage debt obligations expose us to increased risk of property losses, which could harm our financial condition, cash flow and ability to satisfy our other debt obligations and pay dividends.

      Incurring mortgage debt increases our risk of property losses because defaults on indebtedness secured by properties may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing any loans for which we are in default. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure but would not receive any cash proceeds. As a result, we may be required to identify and utilize other sources of cash for distributions to our stockholders of that income.

      In addition, our default under any one of our mortgage debt obligations may result in a default on our other indebtedness. If this occurs, our financial condition, cash flow and ability to satisfy our other debt obligations or ability to pay dividends may be harmed.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

      Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties or mortgage loans in our portfolio in response to changing economic, financial and investment conditions is limited. The real estate market is affected by many factors that are beyond our control, including:

•	adverse changes in national and local economic and market conditions;

•	changes in interest rates and in the availability, cost and terms of debt financing;

•	changes in governmental laws and regulations, fiscal policies and zoning and other ordinances and costs of compliance with laws and regulations;

•	the ongoing need for capital improvements, particularly in older structures;

•	changes in operating expenses; and

•	civil unrest, acts of war and natural disasters, including earthquakes and floods, which may result in uninsured and underinsured losses.

      We cannot predict whether we will be able to sell any property or loan for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property or loan. Because we intend to offer more flexible terms on our mortgage loans than some providers of commercial mortgage loans, we may have more difficulty selling or participating our loans to secondary purchasers than would these more traditional lenders.

      We may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements. In acquiring a property, we may agree to lock-out provisions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could have a material adverse effect on our operating results and financial condition, as well as our ability to pay dividends to stockholders.

The costs of compliance with or liabilities under environmental laws may harm our operating results.

      Our properties and the properties underlying our loan assets may be subject to environmental liabilities. An owner of real property, or a lender with respect to a property that exercises control over the property, can face liability for environmental contamination created by the presence or discharge of hazardous substances on the property. We may face liability regardless of:

•	our knowledge of the contamination;

•	the timing of the contamination;

•	the cause of the contamination; or

•	the party responsible for the contamination of the property.

      There may be environmental problems associated with our properties or properties underlying our loan assets of which we are unaware. Some of our properties or the properties underlying our loan assets use, or may have used in the past, underground tanks for the storage of petroleum-based or waste products that could create a potential for release of hazardous substances. If environmental contamination exists on a property, we could become subject to strict, joint and several liability for the contamination if we own the property or if we foreclose on the property or otherwise have control over the property.

      The presence of hazardous substances on a property we own or have made a loan with respect to may adversely affect our ability to sell or foreclose on the property, and we may incur substantial remediation costs. The discovery of environmental liabilities attached to our properties or the properties underlying our loan assets could have a material adverse effect on our results of operations and financial condition and our ability to pay dividends to stockholders.

      We have environmental insurance policies on each of our owned properties, and we intend to obtain environmental insurance for any other properties that we may acquire. However, if environmental liabilities are discovered during the underwriting of the insurance policies for any property that we may acquire in the future, we may be unable to obtain insurance coverage for the liabilities at commercially reasonable rates or at all, and we may experience losses. In addition, we generally do not require our borrowers to obtain environmental insurance on the properties they own that secure their loans from us.

Our properties and the properties underlying our mortgage loans may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem or reduce the ability of our borrowers to meet their debt obligations to us or reduce the value of the collateral for our loan assets.

      When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our properties or the properties underlying our loan assets could require us or our borrowers to undertake a costly remediation program to contain or remove the mold from the affected property. In addition, the presence of significant mold could expose us or our borrowers to liability from guests, employees and others if property damage or health concerns arise.

Compliance with the Americans with Disabilities Act and fire, safety and other regulations may require us or our borrowers to make unintended expenditures that adversely impact our operating results.

      All of our properties and the properties underlying our mortgage loans are required to comply with the Americans with Disabilities Act, or the ADA. The ADA requires that “public accommodations” such as hotels be made accessible to people with disabilities. Compliance with the ADA requirements could require removal of access barriers and non-compliance could result in imposition of fines by the U.S. government or an award of damages to private litigants, or both. We or our borrowers may be required to expend funds to comply with the provisions of the ADA at our hotels or the hotels underlying our loan assets, which could adversely affect our results of operations and financial condition and our ability to make distributions to stockholders. In addition, we and our borrowers are required to operate our properties in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to our properties. We and our borrowers may be required to make substantial capital expenditures to comply with those requirements, and these expenditures could have a material adverse effect on our operating results and financial condition, as well as our ability to pay dividends to stockholders.

We may experience uninsured or underinsured losses.

      We have property and casualty insurance with respect to our properties and other insurance, in each case, with loss limits and coverages deemed reasonable by our management (and with the intent to satisfy the requirements of lenders and franchisors). In doing so, we have made decisions with respect to what deductibles, policy limits and terms are reasonable based on management’s experience, our risk profile, the loss history of our property managers and our properties, the nature of our properties and our businesses, our loss prevention efforts and the cost of insurance.

      Various types of catastrophic losses may not be insurable or may not be economically insurable. In the event of a substantial loss, our insurance coverage may not cover the full current market value or replacement cost of our lost investment. Inflation, changes in building codes and ordinances, environmental considerations and other factors might cause insurance proceeds to be insufficient to fully replace or renovate a hotel after it has been damaged or destroyed. Accordingly, there can be no assurance (i) that the insurance coverages that we have obtained will fully protect us against insurable losses (i.e., losses may exceed coverage limits); (ii) that we will not incur large deductibles that will adversely affect our earnings; (iii) that we will not incur losses from risks that are not insurable or that are not economically insurable; or (iv) that current coverages will continue to be available at reasonable rates. We do not intend to maintain terrorism insurance on any of our properties. As a result, one or more large uninsured or underinsured losses could have a material adverse affect on us.

      Each of our current lenders requires us to maintain certain insurance coverages, and we anticipate that future lenders will have similar requirements. We believe that we have complied with the insurance maintenance requirements under the current governing loan documents and we intend to comply with any such requirements in any future loan documents. However, a lender may disagree, in which case the lender could obtain additional coverages and seek payment from us, or declare us in default under the loan documents. In the former case, we could spend more for insurance than we otherwise deem reasonable or necessary, or, in the latter case, subject us to a foreclosure on hotels collateralizing one or more loans. In addition, a material casualty to one or more hotels collateralizing loans may result in (i) the insurance company applying to the outstanding loan balance insurance proceeds that otherwise would be available to repair the damage caused by the casualty, which would require us to fund the repairs through other sources, or (ii) the lender foreclosing on the hotels if there is a material loss that is not insured.

Risks Related to Our Status as a REIT

If we do not qualify as a REIT, we will be subject to tax as a regular corporation and face substantial tax liability.

      We operate so as to qualify as a REIT under the Internal Revenue Code. However, qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which only a limited number of judicial or administrative interpretations exist. Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, new tax legislation, administrative guidance or court decisions, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to qualify as a REIT. If we fail to qualify as a REIT in any tax year, then:

•	we would be taxed as a regular domestic corporation, which, among other things, means being unable to deduct distributions to stockholders in computing taxable income and being subject to federal income tax on our taxable income at regular corporate rates;

•	we would also be subject to federal alternative minimum tax and, possibly, increased state and local taxes;

•	any resulting tax liability could be substantial and would reduce the amount of cash available for distribution to stockholders; and

•	unless we were entitled to relief under applicable statutory provisions, we would be disqualified from treatment as a REIT for the subsequent four taxable years following the year during which we lost our qualification, and, thus, our cash available for distribution to stockholders would be reduced for each of the years during which we did not qualify as a REIT.

      If we fail to qualify as a REIT, we will not be required to make distributions to stockholders to maintain our tax status. As a result of all of these factors, our failure to qualify as a REIT would impair our ability to raise capital, expand our business and make distributions to our stockholders and would adversely affect the value of our common stock.

Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.

      Even if we remain qualified for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets. For example:

•	We will be required to pay tax on undistributed REIT taxable income.

•	We may be required to pay the “alternative minimum tax” on our items of tax preference.

•	If we have net income from the disposition of foreclosure property held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we must pay tax on that income at the highest corporate rate.

•	If we sell a property in a “prohibited transaction,” our gain from the sale would be subject to a 100% penalty tax. A “prohibited transaction” would be a sale of property, other than a foreclosure property, held primarily for sale to customers in the ordinary course of business.

•	Our taxable REIT subsidiary, Ashford TRS, is a fully taxable corporation and will be required to pay federal and state taxes on its income.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities.

      To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. We may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution.

Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

Complying with REIT requirements may limit our ability to hedge effectively.

      The REIT provisions of the Internal Revenue Code may limit our ability to hedge mortgage securities and related borrowings by requiring us to limit our income in each year from qualified hedges, together with any other income not generated from qualified real estate assets, to no more than 25% of our gross income. In addition, we must limit our aggregate income from nonqualified hedging transactions, from our provision of services and from other non-qualifying sources to no more than 5% of our annual gross income. As a result, we may have to limit our use of advantageous hedging techniques. This could result in greater risks associated with changes in interest rates than we would otherwise want to incur. If we were to violate the 25% or 5% limitations, we may have to pay a penalty tax equal to the amount of income in excess of those limitations, multiplied by a fraction intended to reflect our profitability. If we fail to satisfy the REIT gross income tests, unless our failure was due to reasonable cause and not due to willful neglect, we could lose our REIT status for federal income tax purposes.

Complying with REIT requirements may force us to liquidate otherwise attractive investments.

      To qualify as a REIT, we must also ensure that at the end of each calendar quarter at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of our total securities can be represented by securities of one or more taxable REIT subsidiaries. If we fail to comply with these requirements at the end of any calendar quarter, we must correct such failure within 30 days after the end of the calendar quarter to avoid losing our REIT status and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments.

Complying with REIT requirements may force us to borrow to make distributions to stockholders.

      As a REIT, we must distribute at least 90% of our annual taxable income (subject to certain adjustments) to our stockholders. To the extent that we satisfy the distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws.

      From time to time, we may generate taxable income greater than our net income for financial reporting purposes due to, among other things, amortization of capitalized purchase premiums, or our taxable income may be greater than our cash flow available for distribution to stockholders. If we do not have other funds available in these situations, we could be required to borrow funds, sell investments at disadvantageous prices or find another alternative source of funds to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our common stock.

      At any time, the federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. Any of those new laws or interpretations may take effect retroactively and could adversely affect us or you as a stockholder. On May 28, 2003, the President signed the Jobs and

Growth Tax Relief Reconciliation Act of 2003, which we refer to as the Jobs and Growth Tax Act. Effective for taxable years beginning after December 31, 2002, the Jobs and Growth Tax Act reduced the maximum rate of tax applicable to individuals on dividend income from regular C corporations from 38.6% to 15.0%. This reduced substantially the so-called “double taxation” (that is, taxation at both the corporate and stockholder levels) that has generally applied to corporations that are not taxed as REITs. Generally, dividends from REITs will not qualify for the dividend tax reduction. The implementation of the Jobs and Growth Tax Act could cause individual investors to view stocks of non-REIT corporations as more attractive relative to shares of REITs than was the case previously because the dividends paid by non-REIT corporations would be subject to lower tax rates for the individual. We cannot predict whether in fact this will occur or whether, if it occurs, what the impact will be on the value of our common shares.

Your investment in our common stock has various federal, state and local income tax risks that could affect the value of your investment.

      Although the provisions of the Internal Revenue Code relevant to your investment in our common stock are generally described in “Federal Income Tax Consequences of Our Status as a REIT,” we strongly urge you to consult your own tax advisor concerning the effects of federal, state and local income tax law on an investment in our common stock, because of the complex nature of the tax rules applicable to REITs and their stockholders.

Risk Factors Related to Our Corporate Structure

There are no assurances of our ability to make distributions in the future.

      We intend to continue paying quarterly dividends and to make distributions to our stockholders in amounts such that all or substantially all of our taxable income in each year, subject to certain adjustments, is distributed. This, along with other factors, should enable us to qualify for the tax benefits accorded to a REIT under the Internal Revenue Code. However, our ability to pay dividends may be adversely affected by the risk factors described in this prospectus. All distributions will be made at the discretion of our board of directors and will depend upon our earnings, our financial condition, maintenance of our REIT status and such other factors as our board of directors may deem relevant from time to time. There are no assurances of our ability to pay dividends in the future. In addition, some of our distributions may include a return of capital.

Failure to maintain an exemption from the Investment Company Act would adversely affect our results of operations.

      We believe that we will conduct our business in a manner that allows us to avoid registration as an investment company under the Investment Company Act of 1940, or the 1940 Act. Under Section 3(c)(5)(C) of the 1940 Act, entities that are primarily engaged in the business of purchasing or otherwise acquiring “mortgages and other liens on and interests in real estate” are not treated as investment companies. The SEC staff’s position generally requires us to maintain at least 55% of our assets directly in qualifying real estate interests to be able to rely on this exemption. To constitute a qualifying real estate interest under this 55% requirement, a real estate interest must meet various criteria. Mortgage securities that do not represent all of the certificates issued with respect to an underlying pool of mortgages may be treated as securities separate from the underlying mortgage loans and, thus, may not qualify for purposes of the 55% requirement. Our ownership of these mortgage securities, therefore, is limited by the provisions of the 1940 Act and SEC staff interpretive positions. There are no assurances that efforts to pursue our intended investment program will not be adversely affected by operation of these rules.

Our charter does not permit ownership in excess of 9.8% of our capital stock, and attempts to acquire our capital stock in excess of the 9.8% limit without approval from our board of directors are void.

      For the purpose of preserving our REIT qualification, our charter prohibits direct or constructive ownership by any person of more than 9.8% of the lesser of the total number or value of the outstanding shares of our common stock or more than 9.8% of the lesser of the total number or value of the outstanding shares of our preferred stock. Our charter’s constructive ownership rules are complex and may cause the outstanding stock owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of the outstanding stock by an individual or entity could cause that individual or entity to own constructively in excess of 9.8% of the outstanding stock, and thus be subject to our charter’s ownership limit. Any attempt to own or transfer shares of our common or preferred stock in excess of the ownership limit without the consent of the board of directors will be void, and could result in the shares being automatically transferred to a charitable trust.

Because provisions contained in Maryland law and our charter may have an anti-takeover effect, investors may be prevented from receiving a “control premium” for their shares.

      Provisions contained in our charter and Maryland general corporation law may have effects that delay, defer or prevent a takeover attempt, which may prevent stockholders from receiving a “control premium” for their shares. For example, these provisions may defer or prevent tender offers for our common stock or purchases of large blocks of our common stock, thereby limiting the opportunities for our stockholders to receive a premium for their common stock over then-prevailing market prices. These provisions include the following:

•	Ownership limit: The ownership limit in our charter limits related investors, including, among other things, any voting group, from acquiring over 9.8% of our common stock without our permission.

•	Classification of preferred stock: Our charter authorizes our board of directors to issue preferred stock in one or more classes and to establish the preferences and rights of any class of preferred stock issued. These actions can be taken without soliciting stockholder approval. The issuance of preferred stock could have the effect of delaying or preventing someone from taking control of us, even if a change in control were in our stockholders’ best interests.

      Maryland statutory law provides that an act of a director relating to or affecting an acquisition or a potential acquisition of control of a corporation may not be subject to a higher duty or greater scrutiny than is applied to any other act of a director. Hence, directors of a Maryland corporation are not required to act in takeover situations under the same standards as apply in Delaware and other corporate jurisdictions.

Future offerings of debt securities, which would be senior to our common stock upon liquidation, or equity securities, which would dilute our existing stockholders and may be senior to our common stock for the purposes of dividend distributions, may adversely affect the market price of our common stock.

      In the future, we may attempt to increase our capital resources by making additional offerings of debt or equity securities, including commercial paper, medium-term notes, senior or subordinated notes and classes of preferred stock or common stock or classes of preferred units. Upon liquidation, holders of our debt securities and shares of preferred stock or preferred units and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Our preferred stock or preferred units, if issued, could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability to make a dividend distribution to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us.

Common stock eligible for future sale may have adverse effects on our share price.

      We cannot predict the effect, if any, of future sales of common stock, or the availability of common stock for future sales, on the market price of our common stock. Sales of substantial amounts of common stock (including up to (i) 5,764,592 shares of common stock issuable upon the conversion of units of our operating partnership, (ii) 759,717 restricted shares, issued to certain of our directors, executive officers and employees of the company and its affiliates, which, in the case of the executive officers and employees, are subject to continued employment by such officer or employee and (iii) restricted shares issuable to executive officers only if specified performance criteria are satisfied), or the perception that these sales could occur, may adversely affect prevailing market prices for our common stock.

      We also may issue from time to time additional shares of common stock or units of our operating partnership in connection with the acquisition of properties and we may grant additional demand or piggyback registration rights in connection with these issuances. Sales of substantial amounts of our common stock or the perception that these sales could occur may adversely affect the prevailing market price for our common stock or may impair our ability to raise capital through a sale of additional equity securities.

We depend on key personnel with long-standing business relationships, the loss of whom could threaten our ability to operate our business successfully.

      Our future success depends, to a significant extent, upon the continued services of our management team. In particular, the lodging industry experience of Messrs. Archie and Montgomery Bennett, Kessler, Brooks, Kimichik and Nunneley and the extent and nature of the relationships they have developed with hotel franchisors, operators and owners and hotel lending and other financial institutions are critically important to the success of our business. We do not maintain key person life insurance on any of our officers. Although these officers currently have employment agreements with us through 2006 (2007 for Mr. Montgomery Bennett), we cannot assure you of the continued employment of all of our officers. The loss of services of one or more members of our corporate management team could harm our business and our prospects.

An increase in market interest rates may have an adverse effect on the market price of our securities.

      One of the factors that investors may consider in deciding whether to buy or sell our securities is our dividend rate as a percentage of our share or unit price, relative to market interest rates. If market interest rates increase, prospective investors may desire a higher dividend or interest rate on our securities or seek securities paying higher dividends or interest. The market price of our common stock likely will be based primarily on the earnings and return that we derive from our investments and income with respect to our properties and our related distributions to stockholders, and not from the market value or underlying appraised value of the properties or investments themselves. As a result, interest rate fluctuations and capital market conditions can affect the market price of our common stock. For instance, if interest rates rise without an increase in our dividend rate, the market price of our common stock could decrease because potential investors may require a higher dividend yield on our common stock as market rates on interest-bearing securities, such as bonds, rise. In addition, rising interest rates would result in increased interest expense on our variable rate debt, thereby adversely affecting cash flow and our ability to service our indebtedness and pay dividends.

Our major policies, including our policies and practices with respect to investments, financing, growth, debt capitalization, REIT qualification and distributions, are determined by our board of directors. Although we have no present intention to do so, our board of directors may amend or revise these and other policies from time to time without a vote of our stockholders. Accordingly, our stockholders will have limited control over changes in our policies and the changes could harm our business, results of operations and share price.

      Although we have adopted a policy pursuant to which we maintain the amount of indebtedness that we incur at no more than 60% of the aggregate investment in the hotels and debt instruments which we own, our board may amend or waive this debt policy and our other operating policies at any time without stockholder approval and without notice to stockholders. Changes in our strategy or investment or leverage policy could expose us to greater credit risk and interest rate risk or could result in a more leveraged balance sheet. We cannot predict the effect any changes to our current operating policies and strategies may have on our business, operating results and stock price. However, the effects may be adverse.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

      We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. Statements regarding the following subjects are forward-looking by their nature:

•	our business and investment strategy;

•	our projected operating results;

•	completion of any pending transactions;

•	our ability to obtain future financing arrangements;

•	our understanding of our competition;

•	market trends;

•	projected capital expenditures;

•	the impact of technology on our operations and business; and

•	use of the proceeds of this offering.

      The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider this risk when you make an investment decision concerning our common stock. Additionally, the following factors could cause actual results to vary from our forward-looking statements:

•	the factors discussed in this prospectus, including those set forth under the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and “Business and Properties;”

•	general volatility of the capital markets and the market price of our common stock;

•	changes in our business or investment strategy;

•	availability, terms and deployment of capital;

•	availability of qualified personnel;

•	changes in our industry and the market in which we operate, interest rates or the general economy; and

•	the degree and nature of our competition.

      When we use the words “will likely result,” “may,” “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” or similar expressions, we intend to identify forward-looking statements. You should not place undue reliance on these forward-looking statements. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

      We estimate that the net proceeds of this offering will be approximately $70.3 million, after deducting the underwriting discount and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, our net proceeds will be approximately $80.9 million. We will contribute the net proceeds of this offering to our operating partnership. Our operating partnership will subsequently use the net proceeds received from us as follows:

•	approximately $49.8 million to repay the outstanding principal balance of our $60.0 revolving credit facility, which is secured by seven of our hotel properties, bears interest at the annual rate of LIBOR plus 3.25% and has a term ending February 5, 2007; and

•	approximately $20.5 million to pay down a portion of the $27.8 million outstanding principal balance of our $36.0 million non-recourse loan, which is secured by five of our hotel properties, bears interest at the annual rate LIBOR plus 3.25% and has a term ending December 31, 2007.

      The proceeds from our revolving credit facility were used to fund (i) the origination of a mezzanine loan receivable secured by a junior lien on the Northland Inn and Conference Center in Brooklyn Park, Minnesota and (ii) the acquisition of the Marriott Residence Inn in Lake Buena Vista, Florida and the Sea Turtle Inn in Atlantic Beach, Florida. The proceeds from our $36.0 million non-recourse loan were used to fund the acquisition of two of our mezzanine loans.

CAPITALIZATION

      The following table sets forth our capitalization (i) as of December 31, 2003 on an historical basis; (ii) as adjusted to give effect to the sale of 7,500,000 shares of common stock at an assumed offering price of $10.00 per share, the acquisition of the two hotel properties we have completed since December 31, 2003 and the acquisition or origination of the four mezzanine loans we have completed since December 31, 2003, in each case, as of December 31, 2003; and (iii) as further adjusted to give effect to the completion of the acquisition of the two properties we currently have under firm purchase contracts. You should read this table in conjunction with the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical and unaudited pro forma financial information and related notes included elsewhere in this prospectus.

	Historical		Pro Forma
	December 31,	Pro Forma	December 31,
	2003	Adjustments(1)	2003

Debt:
Mortgage notes payable	$50,201,779	$2,050,000	$52,251,779
Capital leases payable	456,869	—	456,869

Total debt	$50,658,648	$2,050,000	$52,708,648

Stockholders’ equity:
Common Stock, $.01 par value per share, 200,000,000 shares authorized, 25,730,047 at December 31, 2003 issued and outstanding, as adjusted	$257,300	$75,000	$332,300
Additional paid-in capital	179,226,668	70,175,000	249,401,668
Unearned compensation and accumulated deficit	(7,191,720)	—	(7,191,720)

Total stockholders’ equity	$172,292,248	$70,250,000	$242,542,248

Total capitalization	$222,950,896	$72,300,000	$295,250,896

(1)	For detail regarding these pro forma adjustments, see the footnotes to the consolidated pro forma balance sheet as of December 31, 2003 under “Unaudited Pro Forma Financial Information” in this prospectus.

PRICE RANGE OF COMMON STOCK AND DISTRIBUTION POLICY

      Our common stock trades on the New York Stock Exchange under the symbol “AHT.” The following table sets forth, for the periods indicated, the high, low and last sale prices in dollars on the NYSE for our common stock.

	Price Range
				Cash Dividend
	High	Low	Last	Per Share

Year ending December 31, 2004
First quarter	$10.52	$9.10	$10.19	$0.06
Year ending December 31, 2003
Fourth quarter	$9.80	$8.97	$9.39	—
Third quarter (from August 29, 2004, date of initial public offering)	$9.50	$8.85	$8.97	—

      As of April 6, 2004, the closing sale price for our common stock, as reported on the NYSE, was $10.00. As of March 26, 2004, there were 25,800,447 shares of common stock outstanding held by approximately 2,600 holders of record. The number of shares outstanding does not include outstanding units of limited partnership interest in our operating partnership, and the number of holders of record does not reflect the beneficial ownership of shares held in nominee names.

      We intend to make regular quarterly distributions to our stockholders. To qualify as a REIT, we must distribute to our stockholders an amount at least equal to:

(i) 90% of our REIT taxable income, determined before the deduction for dividends paid and excluding any net capital gain (which for those purposes excludes our net capital gain and does not necessarily equal net income as calculated in accordance with generally accepted accounting principles); plus

(ii) 90% of the excess of our net income from foreclosure property over the tax imposed on such income by the Internal Revenue Code; less

(iii) any excess non-cash income (as determined under the Internal Revenue Code). See “Federal Income Tax Consequences of Our Status as a REIT.”

      On March 15, 2004, we declared a dividend to common stockholders of record of $.06 per fully-diluted share. The dividend will be paid April 15, 2004 to all stockholders of record as of March 31, 2004. We have not declared any other dividends since our inception.

      Future distributions will be authorized by our board of directors and declared by us based upon a number of factors, including actual results of operations, the timing of the investment of the net proceeds of this offering, the amount of funds from operations, our financial condition, debt service requirements, capital expenditure requirements for our properties, our taxable income, the annual distribution requirements under the REIT provisions of the Internal Revenue Code, our operating expenses and other factors our directors deem relevant. Our ability to pay dividends to our stockholders will depend upon our receipt of distributions from our operating partnership, Ashford Hospitality Limited Partnership, which may depend, in part, upon receipt of lease payments with respect to our properties from Ashford TRS, and, in turn, upon the management of our properties by our property managers. Distributions to stockholders will generally be taxable to our stockholders as ordinary income; however, because a portion of our investments are equity ownership interests in hotels, which will result in depreciation and non-cash charges against our income, a portion of our distributions may constitute a tax-free return of capital. To the extent not inconsistent with maintaining our REIT status, we may accumulate earnings of Ashford TRS in that entity. We cannot assure you that we will be able to generate sufficient revenue from operations to pay dividends to our stockholders or that our directors will not change our dividend policy in the future. See “Risk Factors.”

      Our charter allows us to issue preferred stock with a preference on distributions, and the partnership agreement of our operating partnership allows us to issue preferred units with a preference on distributions. We currently have no intention to issue any preferred stock. We may issue preferred units in connection with the acquisition of additional properties. The dividend preference on any preferred units, or any preferred stock we may later choose to issue, could limit our ability to make a dividend distribution to our common stockholders.

      We anticipate adopting, in the future, a dividend reinvestment plan that will allow our stockholders that have enrolled in the plan to reinvest their distributions automatically in additional shares of common stock.

SELECTED FINANCIAL INFORMATION

      The following table sets forth selected consolidated historical operating and financial data for Ashford Hospitality Trust, Inc. To the extent that this information is presented for time periods or dates preceding our initial public offering on August 29, 2003, the information represents the combined historical financial condition and results of operations of the predecessor entities that owned the assets we acquired in connection with our initial public offering.

      The following selected historical consolidated and combined balance sheet information as of December 31, 2003, 2002 and 2001 and statement of operations information for each of the four years in the period ended December 31, 2003 was derived from audited financial statements. The following selected combined historical financial information as of December 31, 2000 and 1999 and for the year ending December 31, 1999 was derived from unaudited financial statements. The unaudited historical combined financial statements include all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of our financial condition and the results of operations as of such dates and for such periods under accounting principles generally accepted in the United States.

      You should read the information below along with all other financial information and analysis presented in this prospectus, including the sections captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Ashford Hospitality Trust, Inc.’s consolidated and combined financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,

	2003(1)	2002	2001	2000	1999

Operating Data:
Revenue:
Hotel revenues
Rooms	$34,682,916	$28,529,640	$29,165,515	$24,654,910	$17,420,118
Food and beverage	6,158,916	5,698,029	5,691,902	3,178,314	1,911,786
Interest income from mezzanine loans	110,000	—	—	—	—
Other	1,326,769	1,130,112	1,358,229	1,470,000	800,664

Total Operating Revenue	$42,278,601	$35,357,781	$36,215,646	$29,303,224	$20,132,568
Expenses:
Rooms	$8,113,097	$6,461,721	$6,260,660	$5,763,985	$4,729,894
Food and beverage	4,702,780	4,183,371	4,477,315	2,473,295	1,725,270
Other direct	900,621	621,693	608,350	661,351	508,164
Indirect	14,823,432	12,370,304	12,373,861	8,721,893	6,896,658
Management fees, including related parties	1,369,888	1,059,867	1,463,900	1,308,966	907,612
Property taxes, insurance and other	2,858,050	2,437,482	2,197,404	1,558,545	1,096,857
Depreciation and amortization	4,932,676	4,833,551	4,446,486	3,249,308	2,738,428
Corporate general and administrative	4,002,950	—	—	—	—

Total Operating Expenses	$41,703,494	$31,967,989	$31,827,976	$23,737,343	$18,602,883

Operating income (loss)	575,107	3,389,792	4,387,670	5,565,881	1,529,685

Interest income	289,133	53,485	226,531	161,004	9,075
Interest expense	(5,000,206)	(6,536,195)	(7,520,694)	(5,014,163)	(3,417,233)

Net income (loss) before provision for income taxes and minority interest	$(4,135,966)	$(3,092,918)	$(2,906,493)	$712,722	$(1,878,473)

Provision for income taxes	(142,178)	—	—	—	—
Minority interest	357,943	—	—	—	—

Net income (loss)	$(3,920,201)	$(3,092,918)	$(2,906,493)	$712,722	$(1,878,473)

Basic and diluted loss per share from inception through December 31, 2003	$(0.07)

Weighted average basic and diluted shares outstanding from inception through December 31, 2003	24,627,298

	Year Ended December 31,

	2003(1)	2002	2001	2000	1999

Dividends were not declared during the five years presented.
Balance Sheet Information:
Investments in hotel properties, net	$173,723,998	$85,246,801	$88,874,078	$68,292,242	$58,710,746
Cash, cash equivalents and restricted cash	77,627,643	6,322,368	8,329,486	5,991,418	5,381,569
Notes receivable	10,000,000	—	—	—	—
Total assets	267,882,417	95,416,446	100,001,305	77,046,232	66,843,976
Mortgage notes payable	50,201,779	82,126,150	80,410,792	49,355,734	39,653,655
Capital leases payable	456,869	621,351	277,810	92,370	—
Total liabilities	57,943,496	86,105,492	84,684,368	53,836,084	43,438,808
Total liabilities and owners’ equity	267,882,417	$95,416,446	$100,001,305	$77,046,232	$66,843,976
Other Information:
Cash Flow:
Provided by (used in) operating activities	$5,734,806	$622,734	$1,108,150	$4,870,739	$(628,153)
Used in investing activities	$(89,188,930)	$(1,079,824)	$(24,899,286)	$(12,778,381)	$(23,744,316)
Provided by (used in) financing activities	$161,718,791	$(1,726,457)	$24,921,233	$8,315,129	$26,303,213
Unaudited:
Total number of rooms	2,381	1,094	1,094	906	670
Total number of hotels	15	6	6	5	4
EBITDA(2)	$5,449,268	$8,223,343	$8,834,156	$8,815,188	$4,268,113
FFO(3)	$647,287	$1,740,633	$1,539,993	$3,962,030	$859,954

(1)	Financial information for the year ended December 31, 2003 includes our results from commencement of operations on August 29, 2003 through December 31, 2003 aggregated with the operations of our predecessor from January 1, 2003 through August 28, 2003.

(2)	EBITDA is defined as income (loss) before net gain on sale of properties, interest expense, interest income (excluding interest income from mezzanine loans), income taxes, depreciation and amortization. We believe EBITDA is useful to investors as an indicator of our ability to service debt and pay cash distributions. EBITDA, as calculated by us, may not be comparable to EBITDA reported by other companies that do not define EBITDA exactly as we define the term. EBITDA does not represent cash generated from operating activities determined in accordance with GAAP, and should not be considered as an alternative to operating income or net income determined in accordance with GAAP as an indicator of performance or as an alternative to cash flows from operating activities as an indicator of liquidity.

Reconciliation of EBITDA (unaudited):
Net (loss) income	$(3,920,201)	$(3,092,918)	$(2,906,493)	$712,721	$(1,878,473)
Plus depreciation and amortization	4,932,676	4,833,551	4,446,486	3,249,308	2,738,428
Plus interest expense	5,000,206	6,536,195	7,520,694	5,014,163	3,417,233
Less interest income	(289,133)	(53,485)	(226,531)	(161,004)	(9,075)
Plus provision for income taxes	142,178	—	—	—	—
Less minority interest	(357,943)	—	—	—	—

Gross EBITDA	5,507,783	8,223,343	8,834,156	8,815,188	4,268,113
EBITDA related to minority interest	(58,515)	—	—	—	—

EBITDA	$5,449,268	$8,223,343	$8,834,156	$8,815,188	$4,268,113

(3)	The White Paper on Funds From Operations (“FFO”) approved by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”) in April 2002 defines FFO as net income (loss) computed in accordance with GAAP, excluding gains (or losses) from sales or properties and extraordinary items as defined by GAAP, plus depreciation and amortization of real estate assets, and net of adjustments for the portion of these items related to unconsolidated entities and joint ventures. NAREIT developed FFO as a relative measure of performance of an equity REIT to recognize that income-producing real estate historically has not depreciated on the basis determined by GAAP. We compute FFO in accordance with our interpretation of standards established by NAREIT, which may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the NAREIT definition differently than us. FFO does not represent cash generated from operating activities as determined by GAAP and should not be considered an alternative to (a) GAAP net income (loss) as an indication of our financial performance or (b) GAAP cash flows from operating activities as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make cash distributions. We believe that to facilitate a clear understanding of our historical operating results, FFO should be considered along with our net income (loss) and cash flows reported in the consolidated financial statements.

FFO Reconciliation (unaudited):
Net income (loss)	$(3,920,201)	$(3,092,918)	$(2,906,493)	$712,722	$(1,878,473)
Plus real estate and property level FF&E depreciation and amortization	4,930,796	4,833,551	4,446,486	3,249,308	2,738,428
Less minority interest	(357,943)	—	—	—	—

Gross FFO	652,652	1,740,633	1,539,993	3,962,030	859,954
Less FFO related to minority interests	(5,365)	—	—	—	—

FFO	$647,287	$1,740,633	$1,539,993	$3,962,030	$859,954

UNAUDITED PRO FORMA FINANCIAL INFORMATION

      The tables below set forth unaudited pro forma financial data for Ashford Hospitality Trust, Inc.

      With respect to the balance sheet information below, the pro forma adjustments give effect to the completion of the following transactions as of December 31, 2003: this offering and related reduction of debt with the proceeds, the acquisition and origination of four mezzanine loans receivable which occurred subsequent to December 31, 2003, the acquisition of four hotel properties since December 31, 2003, including two properties not acquired but currently under firm purchase contracts and the borrowing of $49.8 million under the $60.0 million revolving credit facility.

      With respect to the statement of operations information below, the pro forma adjustments give effect to the completion of the following transactions as if they occurred on January 1, 2003: our IPO, the issuance of restricted shares to employees, the acquisition of nine hotel properties from FelCor Lodging Limited Partnership and Noble Investment Group, the acquisition or origination of five mezzanine loans receivable, the acquisition of four hotel properties since December 31, 2003, including two properties not acquired but currently under firm purchase contracts, this offering and the related increase in weighted average shares outstanding and the reduction of interest expense associated with the pro forma changes in indebtedness.

      You should read the information below along with all other financial information and analysis presented in this prospectus, including the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our and our predecessors’ historical consolidated and combined financial statements and related notes included elsewhere in this prospectus. The unaudited pro forma combined financial information is presented for information purposes only, and we do not expect that this information will reflect our future results of operations or our financial position. The unaudited pro forma adjustments and eliminations are based upon assumptions that we believe are reasonable. The unaudited pro forma financial information assumes that this offering and the transactions described above were completed as of the balance sheet date for purposes of the unaudited pro forma consolidated balance sheet, and as of January 1st of the period for purposes of the unaudited pro forma consolidated statements of operation.

ASHFORD HOSPITALITY TRUST, INC.

CONSOLIDATED PRO FORMA BALANCE SHEET

As of December 31, 2003
(Unaudited)

		(a)		(b)	(c)	(d)
	Historical	Acquisitions		Loans Receivable	Credit Facility	Offering Pro	Pro Forma
	December 31,	Pro Forma		Pro Forma	Pro Forma	Forma	December 31,
	2003	Adjustments		Adjustments	Adjustments	Adjustments	2003

Assets
Investment in hotel properties, net	$173,723,998	83,100,000	(1)	—	—	—	$256,823,998
Cash and cash equivalents	76,254,052	(59,526,640	)(2)	(61,509,000)	49,288,000	—	4,506,412
Restricted cash	1,373,591	—		—	—	—	1,373,591
Accounts receivable, net of allowance	1,534,843	—		—	—	—	1,534,843
Inventories	262,619	—		—	—	—	262,619
Notes receivable	10,000,000	—		61,600,000	—	—	71,600,000
Deferred costs, net	2,386,937	—		125,000	512,000	—	3,023,937
Prepaid expenses	1,577,628	—		—	—	—	1,577,628
Other assets	550,636	—		—	—	—	550,636
Due from affiliates	218,113	—		—	—	—	218,113

Total assets	$267,882,417	23,573,360		216,000	49,800,000	—	$341,471,777

Liabilities and Owners’ Equity
Indebtedness	$50,201,779	22,500,000	(3)	—	49,800,000	(70,250,000)	$52,251,779
Capital leases payable	456,869	—		—	—	—	456,869
Accounts payable	2,127,611	—		—	—	—	2,127,611
Accrued expenses	4,572,594	—		—	—	—	4,572,594
Deferred notes receivable income	—	—		216,000	—	—	216,000
Due to affiliates	584,643	—		—	—	—	584,643

Total liabilities	$57,943,496	22,500,000		216,000	49,800,000	(70,250,000)	$60,209,496
Commitments & contingencies	$—	—		—	—	—	$—
Minority interest	$37,646,673	1,073,360	(4)	—	—	—	$38,720,033
Common stock	$257,300	—		—	—	75,000	$332,300
Additional paid-in capital	179,226,668	—		—	—	70,175,000	249,401,668
Unearned compensation	(5,564,401)	—		—	—	—	(5,564,401)
Accumulated deficit	(1,627,319)	—		—	—	—	(1,627,319)

Total owners’ equity	$172,292,248	—		—	—	70,250,000	$242,542,248

Total liabilities and owners’ equity	$267,882,417	$23,573,360		$216,000	$49,800,000	$—	$341,471,777

     The accompanying notes and management’s assumptions are an integral part of this consolidated pro forma balance sheet.

     Explanation of pro forma adjustments:

     (a) Represents pro forma adjustments to reflect the acquisition of four properties since December 31, 2003 including two properties currently under firm purchase contracts on various dates in 2004, excluding an acquired office complex which the Company intends to sell and has minimal operations.

     (b) Represents pro forma adjustments to reflect mezzanine loans receivable acquired or originated subsequent to December 31, 2003.

     (c) Represents pro forma adjustments to reflect a $60 million secured credit facility entered into on February 5, 2004, of which $49.8 million has been funded, and the related deferred loan costs.

     (d) Represents pro forma adjustments to reflect the issuance of 7,500,000 shares at $10.00 per share, net of underwriters’ fees of $3,750,000 and estimated offering costs of $1,000,000, the proceeds from which reduced indebtedness.

     Footnotes to pro forma adjustments:

(1) Represents management’s estimate of the allocation of the purchase price and closing costs.

(2) Represents payment of the purchase price, closing costs, and related costs of acquiring the properties.

(3) Represents notes payable assumed in the acquisitions of four properties since December 31, 2003 including two properties currently under firm purchase contracts.

(4) Represents 106,675 limited partnership units of the Company’s operating partnership issued in connection with the acquisition of four properties since December 31, 2003 including two properties currently under firm purchase contracts.

ASHFORD HOSPITALITY TRUST, INC.

CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS

For the Year Ended December 31, 2003
(Unaudited)

													Adjusted
	Historical	(a)		(b)		(c)		(d)		(e)		(f)	Pro Forma
	December 31,	Pro Forma		Pro Forma		Pro Forma		Pro Forma		Pro Forma		Pro Forma	December 31,
	2003	Adjustments		Adjustments		Adjustments		Adjustments		Adjustments		Adjustments	2003

Revenue
Rooms	$34,682,916	—		16,903,815	(10)	8,481,820	(10)	20,274,283	(10)	—		—	$80,342,834
Food and beverage	6,158,916	—		2,000,382	(10)	193,408	(10)	6,214,127	(10)	—		—	14,566,833
Other	1,189,450	—		902,865	(10)	169,248	(10)	1,329,955	(10)	—		—	3,591,518

Total hotel revenue	42,031,282			19,807,062		8,844,476		27,818,365		—		—	98,501,185
Interest income from mezzanine loans	110,000	—		—		—		—		8,034,001		—	8,144,001
Asset management fees	137,319	—		—		—		—		—		—	137,319

Total Revenue	42,278,601	—		19,807,062		8,844,476		27,818,365		8,034,001		—	106,782,505
Expenses
Rooms	8,113,097			4,009,914	(10)	1,906,659	(10)	4,306,535	(10)	—		—	18,336,205
Food and beverage	4,702,780			1,863,416	(10)	160,677	(10)	4,400,336	(10)	—		—	11,127,209
Other direct	900,621			803,714	(10)	93,203	(10)	680,186	(10)	—		—	2,477,724
Indirect	14,823,432			7,182,638	(12)	2,626,606	(10)	8,150,486	(10)	—		—	32,783,162
Management fees	1,369,888			447,156	(10)	356,151	(10)	887,694	(10)	—		—	3,060,889
Property taxes, insurance, and other	2,858,050			1,186,956	(10)	480,617	(10)	1,214,622	(10)	—		—	5,740,245
Depreciation & amortization	4,932,676	140,284	(6)	1,383,821	(11)	950,548	(11)	2,939,014	(11)	—		—	10,346,343
Corporate general and administrative	4,002,950	4,823,917	(5)	—		—		—		—		—	10,518,539
		1,622,922	(4)
		68,750	(8)

Total Operating Expenses	41,703,494	6,655,873		16,877,615		6,574,461		22,578,873		—		—	94,390,316

Operating Income (Loss)	575,107	(6,655,873)		2,929,447		2,270,015		5,239,492		8,034,001		—	12,392,189

Interest income	289,133									—		—	289,133
Interest expense	(5,000,206)	3,173,010	(1)			(419,222	)(13)	(1,445,610	)(13)	—		(420,000)	(3,828,028)
		284,000	(2)

Net Income (Loss) before Minority Interest and Income Taxes	(4,135,966)	(3,198,863)		2,929,447		1,850,793		3,793,882		8,034,001		(420,000)	8,853,294

Income tax expense	(142,178)	—	(3)	(110,004	)(3)	(74,024	)(3)	(181,324	)(3)	—	(3)	— (3)	(507,530)
Minority interest	357,943	745,663	(9)	(416,150	)(9)	(262,251	)(9)	(533,214	)(9)	(1,185,818	)(9)	61,992 (9)	(1,231,835)

Net Income (Loss)	$(3,920,201)	(2,453,200)		2,403,293		1,514,518		3,079,344		6,848,183		(358,008)	$7,113,929

Earnings (Loss) Per Share:
Basic													$0.22

Diluted													$0.22

Weighted Average Shares Outstanding:
Basic													32,793,969 (7)

Diluted													38,566,712 (7)

    The accompanying notes and management’s assumptions are an integral part of this consolidated pro forma statement of operations.

    Explanation of pro forma adjustments:

(a) Represents pro forma adjustments to reflect the Company’s formation transactions and its initial public offering on August 29, 2003, as well as the issuance of 70,400 shares of restricted stock to employees on March 15, 2004.

(b) Represents pro forma adjustments to reflect the acquisition of FelCor properties on October 8, 2003.

(c) Represents pro forma adjustments to reflect the acquisition of Noble properties on November 24, 2003.

(d) Represents pro forma adjustments to reflect the acquisition of four properties since December 31, 2003, including two properties currently under firm purchase contracts, on various dates in 2004.

(e) Represents pro forma adjustments to reflect interest income related to mezzanine loans receivable acquired or originated during 2003 or subsequent to December 31, 2003.

(f) Represents pro forma adjustments to reflect additional interest expense related to the pro-forma increase in indebtedness.

    Footnotes to pro forma adjustments:

(1) Represents the interest expense reduction due to payoff of mortgage notes.

(2) Represents elimination of deferred loan costs amortization due to payoff of mortgage notes.

(3) Represents income tax expense related to these transactions.

(4) Represents restricted shares issued to officers, employees, and employees of affiliates vesting one-third annually. Pro forma compensation expense is calculated as follows: 689,317 shares valued at $9.00 per share offering price for total compensation cost of $6,203,853, of which one third vests annually to generate an eight-month cost of $1,378,634 for the period preceding the Company’s formation plus 70,400 shares valued at $10.41 per share at the date of grant for a total compensation cost of $732,864, of which one third vests annually to generate an annual cost of $244,288.

(5) Represents additional general and administrative expenses associated with the operations of the Company, which includes projected compensation and benefit expenses, along with related overhead and administration expense calculated on an historical basis, as well as property-level general and administrative expenses.

(6) Represents additional depreciation expense resulting from step-up of net carrying value due to acquisition of minority interests.

(7) Common shares issuable include:

Shares issued in the initial public offering	22,500,000
Shares issued upon exercise of underwriters’ over-allotment	1,734,072
Shares sold to Archie and Montgomery Bennett	500,000
Shares conveyed to a limited partnership owned by Archie and Montgomery Bennett	216,634
Restricted shares issuable to Company directors assumed to be fully vested	25,000
Shares issued to Company underwriters	65,024
Restricted shares issued to executives and employees (759,717 shares issued, of which one-third are assumed to be fully-vested)	253,239
Shares issued in this offering	7,500,000

Total basic shares	32,793,969

Shares issuable upon conversion of limited partnership units issued upon formation	5,657,917
Shares issuable upon conversion of limited partnership units issued upon acquisition of Acquired Properties	106,675
Incremental diluted shares issuable for unvested restricted shares	8,151

Total diluted shares	38,566,712

(8) Represents restricted shares issued to directors that vest after three months. Pro forma compensation expense is calculated as follows: 25,000 shares valued at $9.00 per share offering price for total compensation cost of $225,000.

(9) Minority interest represents 14.76% of the net income (loss) before minority interest after considering the impact of this offering.

(10) Represents FelCor, Noble, and four properties since December 31, 2003, including two properties currently under firm purchase contracts, estimated unaudited statements of operations for the periods preceding their acquisitions.

(11) Represents estimated depreciation expense associated with the acquired FelCor, Noble, and four properties since December 31, 2003, including two properties currently under firm purchase contracts, based on preliminary purchase price allocations.

(12) Represents FelCor, Noble, and four properties since December 31, 2003, including two properties currently under firm purchase contracts, estimated unaudited statements of operations for the periods preceding their acquisitions plus additional franchise fees of $313,500 related to FelCor.

(13) Represents estimated interest expense associated with the mortgage debt assumed from Noble and four properties since December 31, 2003, including two properties currently under firm purchase contracts.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion and analysis of financial condition, results of operations, liquidity and capital resources in conjunction with the consolidated historical financial statements and the combined financial statements of the predecessor and the related notes. The notes to the consolidated and combined financial statements provide information about us and the basis of presentation used in this prospectus.

Overview

      We are a real estate investment trust for federal income tax purposes that commenced operations upon completion of our initial public offering and related formation transactions on August 29, 2003. As of December 31, 2003, we owned 15 hotels, eight asset management and consulting contracts and one mezzanine loan. Five of these hotels were acquired October 8, 2003, and four of these hotels were acquired November 24, 2003. These nine acquired properties contributed approximately $6.1 million and $559,000 to our total revenue and net income (loss), respectively, for our year ended December 31, 2003.

      Based on our primary business objectives and forecasted operating conditions, our key priorities or financial strategies include, among other things:

•	acquiring hotels in unique locations where further large-scale development is limited for prospective competitors, including hotels located in urban and resort/ convention locations;

•	acquiring hotels with good current yield with an opportunity for appreciation;

•	implementing selective capital improvements designed to increase profitability and directing our managers to minimize operating costs and increase revenues;

•	originating or acquiring mezzanine loans; and

•	making other investments that our board deems appropriate.

      RevPAR is a commonly used measure within the hotel industry to evaluate hotel operations. RevPAR is defined as the product of the average daily room rate, or ADR, charged and the average daily occupancy achieved. RevPAR does not include revenues from food and beverage or parking, telephone or other guest services generated by the property. Although RevPAR does not include these ancillary revenues, it is generally considered the leading indicator of core revenues for many hotels. We also use RevPAR to compare the results of our hotels between periods and to analyze results of our comparable hotels. Increases in RevPAR attributable to increases in occupancy are generally accompanied by increases in most categories of variable operating costs. Increases in RevPAR attributable to increases in ADR are accompanied by increases in limited categories of operating costs, such as management fees and franchise fees.

      The following table illustrates the key performance indicators for the years ended December 31, 2003, 2002, and 2001, for our initial properties, which represents the six hotels we have owned throughout the three years presented. For purposes of our discussion of results of operations, these six properties are referred to collectively as the comparable hotels.

	Year Ended December 31,

	2003	2002	2001

Consolidated (initial properties)
Hotel revenues	$35,914,158	$35,357,781	$36,215,646
RevPAR	$73.61	$71.45	$73.78
Occupancy	70.87%	65.98%	61.51%
ADR	$103.86	$108.29	$119.94
Embassy Suites (initial properties)
Hotel revenues	$24,743,446	$24,824,677	$25,028,323
RevPAR	$88.31	$87.52	$88.13
Occupancy	76.31%	73.55%	70.31%
ADR	$115.73	$119.00	$125.35
Radisson Hotels (initial properties)
Hotel revenues	$11,170,712	$10,533,104	$11,187,323
RevPAR	$50.37	$46.04	$50.48
Occupancy	62.28%	54.01%	47.23%
ADR	$80.87	$85.24	$106.88

Results of Operations

      We believe the lodging industry was negatively affected in 2003 by low levels of business travel resulting from a weak economy (predominantly in the first half of the year), the war in Iraq, continued changes in terrorist threat levels, and travel reductions and restrictions related to severe acute respiratory syndrome, or SARS. Strong economic growth in the United States economy in the second half of 2003 helped improve lodging demand, but generally not enough to offset the weak lodging demand in the first half.

      Our industry outlook for 2004 is more optimistic. Historically, we have seen that lodging demand in the United States correlates to U.S. Gross Domestic Product (GDP) growth, with typically a one to two quarter lag period. Therefore, given the relatively strong U.S. GDP growth in the second half of 2003 and the forecasts for 2004, we are optimistic about improvement in lodging demand in 2004. In addition, based on these GDP forecasts, as well as the anticipated strengthening of corporate profits and capital investment, we expect an increase in business-related travel and improvement in the pace of group bookings.

      The consolidated financial information presented in this prospectus includes all of our accounts beginning with our commencement of operations on August 29, 2003. Prior to that time, these financial statements include the combined financial information of certain affiliates of Remington Hotel Corporation that owned our initial assets prior to August 29, 2003. We will collectively refer to these entities throughout this discussion as our predecessor. When we discuss operations and cash flows for the year ended December 31, 2003 we are referring to our results since commencement of operations on August 29, 2003 aggregated with the results of our predecessor from January 1, 2003 to August 28, 2003.

Comparison of Year Ended December 31, 2003 to Year Ended December 31, 2002

      Revenue. Total revenue for the year ended December 31, 2003 increased approximately $6.9 million or 19.6% from total revenue for the year ended December 31, 2002, primarily due to approximately

$6.1 million in revenues attributable to the acquisitions of five hotel properties on October 8, 2003 and four hotel properties on November 24, 2003, as well as approximately $110,000 of interest earned on our $10 million mezzanine loan receivable, which was acquired November 26, 2003. In addition, revenues for comparable hotels increased due to increased room revenues, partially offset by decreased food and beverage revenues and decreased other revenues. Room revenues at comparable hotels increased 3.0% due to an increase in RevPAR to $73.61 for the year ended December 31, 2003 compared to $71.45 for 2002, which consisted of a 7.4% increase in occupancy and a 4.1% decrease in ADR.

      Room revenues at comparable hotels for the year ended December 31, 2003 increased approximately $862,000 or 3.0% compared to 2002, primarily due to the aforementioned increase in occupancy offset somewhat by a decrease in ADR. Both the Covington Radisson and Las Vegas Embassy Suites experienced increases in occupancy due to an enhanced focus on weekend group sales. In addition, occupancy increased at the Dulles Embassy Suites due to a recovery in that marketplace, which had suffered a downturn following the September 11, 2001 terrorist events. The Holtsville Radisson also experienced an increase in occupancy, somewhat offset by a decrease in ADR, as a result of significant military business utilizing discounted rates in the latter half of the year. These occupancy increases were offset by a decrease in occupancy and ADR at both the Dallas and Austin Embassy Suites due to a downturn in the Texas economy, which is heavily dependent on business in the high-tech and telecom sectors.

      Food and beverage revenues at comparable hotels for the year ended December 31, 2003 decreased approximately $130,000 or 2.3% compared to 2002. Food and beverage revenues decreased at both the Dulles Embassy Suites and Dallas Embassy Suites due to higher than usual banquet revenues experienced in 2002 that did not recur in 2003. In addition, food and beverage revenues were down at both the Dallas and Austin Embassy Suites due to the aforementioned decreases in occupancy. Food and beverage revenues also decreased at the Covington Radisson due to a shift in customer mix toward airline crews, who utilize food and beverage facilities to a lesser extent than other business travelers.

      Other revenues at comparable hotels for the year ended December 31, 2003 decreased approximately $175,000 or 15.5% compared to 2002, primarily due to a decrease in telephone revenues as customers shifted from in-room phones to cellular phones.

      Asset management fees increased to approximately $137,000 for the year ended December 31, 2003, compared to zero for 2002 due to the eight asset management and consulting contracts acquired from an affiliate upon our formation on August 29, 2003. On October 16, 2003, we exercised our option to reassign our rights under our eight asset management and consulting contracts back to the affiliate until January 1, 2004 in order to meet REIT eligible-income thresholds in 2003. As a result, we did not collect related asset management fee income in 2003 of approximately $250,000. However, the related guarantee of payment associated with these fees was extended for a like period.

      Hotel Operating Expenses. Hotel operating expenses, which consist of room expense, food and beverage expense, other direct expenses, indirect expenses (such as property level general and administrative, marketing, energy, repairs and maintenance expenses), and management fees, increased approximately $5.2 million or 21.1% for the year ended December 31, 2003 compared to 2002, primarily due to approximately $4.5 million of expenses associated with the nine hotel properties acquired in the fourth quarter of 2003. In addition, hotel operating expenses at comparable hotels experienced increases in room expense, food and beverage expense, other direct expenses, and indirect expenses for the year ended December 31, 2003 compared to 2002.

      Room expense at comparable hotels increased approximately 4.8% for the year ended December 31, 2003 compared to 2002 primarily due to variable costs associated with the aforementioned overall increase in occupancy as well as increased payroll costs. Over the same comparative period, food and beverage expense at comparable hotels increased approximately 1.0% due to rising food and payroll costs. Other direct expenses at comparable hotels increased approximately 25.8% for the year ended December 31, 2003 compared to 2002 primarily due to increased payroll and the rates we are charged for telephone usage.

Indirect expenses at comparable hotels increased approximately $155,000 or 1.3% for the year ended December 31, 2003 compared to 2002. Indirect expenses increased due to:

•	increased repairs and maintenance expense at the Dallas Embassy Suites and Austin Embassy Suites due to improvements in 2003 that did not occur in 2002, offset by decreased repairs and maintenance expense at the Las Vegas Embassy Suites, Covington Radisson, and Holtsville Radisson due to improvement programs in effect in 2002 that did not recur in 2003;

•	increased energy costs due to the air conditioning system running inefficiently during a portion of 2003 at the Austin Embassy Suites, increased usage at the Covington Radisson due to increased occupancy, and a colder 2003 winter at the Holtsville Radisson;

•	increased general and administrative fees due to increased payroll in 2003; and

•	increased franchise fees due to increased room revenues at the Dulles Embassy Suites, Las Vegas Embassy Suites, Covington Radisson, and Holtsville Radisson, as well as increased rates at certain hotels.

      Property taxes, insurance, and other. Property taxes, insurance, and other increased approximately $421,000 or 17.3% for the year ended December 31, 2003 compared to 2002, due to approximately $461,000 of expenses associated with the nine hotel properties acquired in the fourth quarter of 2003. Aside from the additional hotels acquired, property taxes, insurance, and other incurred in 2003 was consistent with 2002.

      Depreciation and amortization. Depreciation and amortization increased approximately $99,000 or 2.1% for the year ended December 31, 2003 compared to 2002, due to approximately $593,000 of depreciation associated with the nine hotel properties acquired in the fourth quarter of 2003. Aside from the additional hotels acquired, depreciation and amortization decreased in 2003 compared to 2002 as a result of certain assets becoming fully depreciated.

      Corporate general and administrative. Corporate general and administrative expense increased to approximately $4.0 million for the year ended December 31, 2003 compared to zero for 2002 as a result of expenses associated with being a newly-formed, publicly-traded company, including salaries, payroll taxes, benefits, insurance, stock-based compensation related to employee stock grants, audit fees, and directors fees. For 2003, the total includes approximately $864,000 of non-cash expenses associated with the amortization of employee stock grants.

      Operating Income. Operating income decreased approximately $2.8 million from $3.4 million for the year ended December 31, 2002 to approximately $575,000 for the year ended December 31, 2003 as a result of the operating results discussed above.

      Interest Income. Interest income increased approximately $236,000 from approximately $53,000 for the year ended December 31, 2002 to approximately $289,000 for the year ended December 31, 2003, primarily due to interest earned on funds received from our initial public offering.

      Interest Expense. Interest expense decreased approximately $1.5 million from approximately $6.5 million for the year ended December 31, 2002 to approximately $5.0 million for the year ended December 31, 2003. Upon completion of our initial public offering and related formation transactions on August 29, 2003, we repaid the majority of our mortgage notes payable. The decrease in interest expense is associated with the lower debt balance.

      Provision for Income Taxes. As a REIT, we generally will not be subject to federal corporate income tax on that portion of our net income that does not relate to taxable REIT subsidiaries. However, we lease each of our hotel properties to Ashford TRS, which is treated as a taxable REIT subsidiary for federal income tax purposes. For the period from inception through December 31, 2003, we recognized a provision for income taxes of approximately $142,000 related to Ashford TRS.

      Minority Interest. Minority interest increased to approximately $358,000 for the year ended December 31, 2003 compared to zero for 2002. Upon our formation on August 29, 2003, minority interest in the operating partnership was established to represent the limited partners’ actual proportionate share of the equity in the operating partnership. Net income (loss) is allocated to minority interest based on the weighted average limited partnership percentage ownership throughout the period.

      Net Loss. Net loss was approximately $3.9 million for the year ended December 31, 2003 and approximately $3.1 million for the year ended December 31, 2002, which represents a net loss increase of approximately $827,000 or 26.7% as a result of the operating results discussed above.

Comparison of Year Ended December 31, 2002 to Year Ended December 31, 2001

      Revenue. Room revenues decreased $635,875, or 2.2% from 2001 to 2002. In spite of the 5.2% decline in market RevPAR for all the properties combined, the Embassy Suites hotels in Dallas, Austin, Dulles, and Las Vegas and the Radisson hotel in Covington all continued to experience positive market yield penetration with the Embassy Suites hotel in Las Vegas experiencing the largest market yield increase of over 11.4%. Market yield penetration is a percentage of a property’s RevPAR (average daily rate or ADR multiplied by occupancy rate) to the RevPAR of a particular competitive set. A competitive set consists of properties that compete for business directly with a particular property. The competitive set properties have similar physical facilities, locations, and room rates and compete for the same customers. Overall our occupancy increased by 7.3% from 61.5% for the year ended December 31, 2001 to 66.0% for the same period in 2002. The Radisson hotel in Covington experienced the largest gain, increasing occupancy 41.0% from 2001 to 2002. The only occupancy decline occurred at the Radisson hotel in Holtsville, declining over 8.0% mainly due to construction activity during 2002. Our average daily rate declined by 9.7% from $119.94 for the year ended December 31, 2001 to $108.29 for the same period in 2002. All the hotels except Las Vegas experienced declines in average daily rates. Food and beverage revenue stayed almost constant, growing $6,127 from 2001 to 2002. Total revenues decreased $857,865, or 2.4%, from 2001 to 2002. Almost $300,000 of the revenue decline was due to energy surcharges that were eliminated due to franchise limitations. The decreasing hotel revenues at the Austin Embassy Suites, Dallas Embassy Suites, Dulles Embassy Suites, and the Holtsville Radisson can be attributed to the general softening in the economy and the continued impact on the travel industry from the aftermath of the September 11, 2001 terrorist attacks.

      Expenses. Hotel operating expenses declined by $487,130 or 1.9% from 2001 to 2002 due to effective cost controls in the food and beverage area as well as a reduction in the management fee in the Embassy Suites properties from 4.5% to 3.0%. Included in the hotel operating expenses were sales and marketing expenses, which increased 12.2% from 2001 to 2002 as a result of additional staffing at the Radisson properties in Holtsville and Covington in order to drive revenues.

      Total operating expenses increased by $140,013 or 0.4% from the year ended December 31, 2001 to December 31, 2002. The majority of this increase was due to an increase in depreciation of $387,065 from 2001 to 2002 resulting from the purchases of the Radisson Holtsville property in November 2000 and the Radisson Covington property in January 2001; an increase of $363,724 or 60.3% for insurance costs over the same periods due to the increasing costs of insurance; and the write-off of an insurance claim that occurred at the Las Vegas Embassy Suites hotel in August 2000. Property taxes actually declined by $123,646 or 7.8% for the same period mainly due to the successful property tax appeal for the Austin Embassy Suites hotel where the valuation declined by approximately $5.5 million.

      Operating Income. Operating income declined by $997,878 from $4.4 million in 2001 to $3.4 million in 2002.

      Interest Expense. Interest expense declined by $984,499 from 2001 to 2002 due to a reduction in interest rates.

      Net Loss. Net loss increased from $2.9 million to $3.1 million from 2001 to 2002.

Liquidity and Capital Resources

      Our principal source of funds to meet our cash requirements, including distributions to stockholders, is our share of the operating partnership’s cash flow. The operating partnership’s principal sources of revenue will include (i) cash flow from hotel operations, (ii) interest income from mortgages we own, and (iii) to the extent that we may engage in sale-leaseback transactions in the future, rental income from third parties in those asset transactions. To date, however, cash flow has been generated primarily from hotel operations and management fees related to the eight asset management and consulting contracts with an affiliate.

      Cash flow from hotel operations is subject to all operating risks common to the hotel industry, including:

•	Competition for guests from other hotels;

•	Adverse effects of general and local economic conditions;

•	Dependence on demand from business and leisure travelers, which may fluctuate and be seasonal;

•	Increases in energy costs, airline fares, and other expenses related to travel, which may deter traveling;

•	Increases in operating costs related to inflation and other factors, including wages, benefits, insurance, and energy;

•	Overbuilding in the hotel industry, especially in particular markets; and

•	Actual or threatened acts of terrorism and actions taken against terrorists, which often cause public concern about travel safety.

      Upon completion of the initial public offering and related formation transactions, we had approximately $116.6 million in cash to invest in lodging-related assets and for general corporate purposes. We also had $16.0 million of outstanding mortgage debt related to one of the hotels. Shortly thereafter, we received additional net proceeds of approximately $14.5 million related to the underwriters’ exercise of their over-allotment option.

      On October 8, 2003, we acquired five hotel properties from FelCor Lodging Limited Partnership for approximately $50.0 million in cash. We used a portion of the proceeds from our initial public offering as the source of funds for the acquisition of these properties. We have earmarked an additional $8.2 million in capital improvements for these properties, which will be funded through the $36.0 million non-recourse loan discussed below.

      On October 16, 2003, we exercised our option to reassign our rights under the eight asset management and consulting contracts back to an affiliate until January 1, 2004 in order to meet REIT eligible-income thresholds in 2003. As a result, we did not collect related asset management fees income over this period of approximately $250,000. However, the related guarantee of payment associated with these fees was extended for a like period.

      On November 24, 2003, we acquired four hotel properties from Noble Investment Group for approximately $33.9 million, which included approximately $27.5 million in cash and approximately $6.4 million in assumed mortgage debt. We have earmarked an additional $1.0 million in capital improvements for these properties.

      On November 26, 2003, we acquired a $10.0 million mezzanine loan receivable related to a hotel property in New York, New York. The mezzanine loan bears interest at LIBOR plus 9% with a 2% LIBOR floor, matures in August 2006, and provides for two one-year extension options subject to certain conditions. In accordance with the loan agreement, we will receive interest-only payments through August 2004, with principal and interest paid thereafter through maturity based on a twenty-five-year amortization schedule. Prepayments of the loan are prohibited through August 13, 2004, require decreasing prepayment premiums through February 13, 2006, and require no prepayment premiums thereafter.

      On December 24, 2003, we closed on a $36.0 million non-recourse loan secured by the five hotel properties acquired from FelCor Lodging Limited Partnership. The loan, which includes a holdback provision for the previously earmarked $8.2 million in targeted capital expenditures related to these properties, bears interest at a rate of LIBOR plus 3.25% with a 4.75% total floor, matures in four years, requires interest-only payments for the first two years, and contains a one-year extension option upon maturity, subject to an extension fee of 0.5% of the outstanding principal balance of the loan as of the extension date.

      On January 23, 2004, we acquired a $15.0 million subordinated first mortgage loan receivable related to a hotel property in Denver, Colorado. The loan bears interest at LIBOR plus 9%, matures in February 2006, and provides for three one-year extension options subject to certain conditions. In accordance with the loan agreement, we will receive interest-only payments through maturity, with principal and interest paid through the extension periods based on a twenty-five year amortization schedule. Prepayments of the loan are prohibited through December 8, 2004, require decreasing prepayment premiums through August 31, 2005, and require no prepayment premiums thereafter.

      On February 5, 2004, we completed a $60.0 million secured credit facility, at an interest rate of the prime rate plus 2.0% or LIBOR plus 3.25%, at our election, of which approximately $49.8 million of the proceeds were funded March 24, 2004. The credit facility matures in three years, is collateralized by seven hotel properties, is subject to certain financial and other covenants, requires an annual commitment fee of 0.45% to 0.55% on the unused portion of the line, which is payable quarterly, and allows for an increase to $75.0 million subject to certain conditions.

      On March 4, 2004, we acquired a $25.0 million mezzanine loan receivable secured by 17 hotel properties. The mezzanine loan bears interest at LIBOR plus 8.7% with a 2.5% LIBOR floor, matures in July 2005, and provides for three one-year extension options subject to certain conditions. In accordance with the loan agreement, we will receive principal and interest payments through the extension periods based on a twenty-five-year amortization schedule. Prepayments of the loan are prohibited through maturity subject to certain provisions.

      On March 15, 2004, we declared a cash dividend of approximately $0.06 per fully-diluted share, for stockholders of record on March 31, 2004, to be paid on April 15, 2004.

      On March 19, 2004, we originated a $15.0 million mezzanine loan receivable related to a hotel property in Boston, Massachusetts. The mezzanine loan bears interest at LIBOR plus 10.25% with a 1.75% LIBOR floor, matures in April 2007, and provides for two one-year extension options subject to certain conditions. In accordance with the loan agreement, we will receive interest-only payments through maturity. Prepayments of the loan are prohibited through September 2005.

      On March 24, 2004, we acquired a $6.6 million mezzanine loan receivable related to a hotel property in Brooklyn Park, Minnesota. The mezzanine loan bears interest at LIBOR plus 10% with a 2% LIBOR floor and matures in January 2006. In accordance with the loan agreement, we will receive interest-only payments through maturity. At maturity, an additional interest payment will be due to reflect an accrual rate that is the greater of 15% or LIBOR plus 1300 basis points.

      On March 24, 2004, we acquired a hotel property in Lake Buena Vista, Florida from JHM Ruby Lake Hotel, Ltd. for approximately $25.3 million in cash.

      On April 1, 2004, we acquired a hotel property in Atlantic Beach, Florida from Huron Jacksonville Limited Partnership for approximately $23.1 million, which consisted of approximately $6.3 million in cash, approximately $15.7 million in assumed mortgage debt, and approximately $1.1 million in limited partnership units, based on the market price of our common stock.

      Following the completion of this offering, we expect to acquire the following two additional hotel properties:

•	the Sheraton Bucks County hotel and adjacent office building complex in Langhorne, Pennsylvania, for an acquisition price of approximately $16.7 million in cash; and

•	the SpringHill Suites by Marriott in Baltimore, Maryland, for an acquisition price of approximately $15.9 million, which will include approximately $9.1 million in cash and approximately $6.8 million in assumed mortgage debt.

      We are focused exclusively on investing in the hospitality industry across all segments, including direct hotel investments, first mortgages, mezzanine loans, and sale-leaseback transactions. We intend to acquire and, in the appropriate market conditions, develop additional hotels and provide structured financings to owners of lodging properties. We may incur indebtedness to fund any such acquisitions, developments, or financings. We may also incur indebtedness to meet distribution requirements imposed on REITs under the Internal Revenue Code to the extent that working capital and cash flow from our investments are insufficient to make the required distributions.

      We are currently in negotiations with certain financial institutions to obtain a mezzanine loan warehouse facility. However, no assurances can be given that we will obtain such financings or, if we do, what the amount and terms will be. Our failure to obtain future financing under favorable terms could adversely impact our ability to execute on our business strategy.

      We will acquire or develop additional hotels and invest in structured financings only as suitable opportunities arise, and we will not undertake such investments unless adequate sources of financing are available. Funds for future hotel-related investments are expected to be derived, in whole or in part, from future borrowings under a credit facility or other borrowings or from the proceeds of additional issuances of common stock or other securities. However, we have no formal commitment or understanding to invest in additional assets, and there can be no assurance that we will successfully make additional investments.

      Our existing hotels and hotels underlying our mezzanine loan receivables are located in developed areas that contain competing hotel properties. The future occupancy, ADR, and RevPAR of any individual hotel could be materially and adversely affected by an increase in the number or quality of the competitive hotel properties in its market area. Competition could also affect the quality and quantity of future investment opportunities. In addition, the downturn in the national economy, the aftermath of the terrorist attacks against the United States, and the impact of the war in Iraq have had a negative impact on our operating cash flows.

Inflation

      We rely entirely on the performance of our properties and the ability of the properties’ managers to increase revenues to keep pace with inflation. Hotel operators can generally increase room rates rather quickly, but competitive pressures may limit their ability to raise rates faster than inflation. Our general and administrative costs, such as real estate and personal property taxes, property and casualty insurance, and utilities, are subject to inflation as well.

Seasonality

      Our properties’ operations historically have been seasonal as certain properties maintain higher occupancy rates during the summer months. This seasonality pattern can be expected to cause fluctuations in our quarterly lease revenue under the percentage leases. We anticipate that our cash flow from the operation of our properties will be sufficient to enable us to make quarterly distributions to maintain our REIT status. To the extent that cash flow from operations is insufficient during any quarter due to temporary or seasonal fluctuations in lease revenue, we expect to utilize other cash on hand or borrowings to make required distributions. However, we cannot make any assurances that we will make distributions in the future.

Interest Rate Risk

      The analysis below presents the sensitivity of the market value of our financial instruments to selected changes in market interest rates.

      As of March 31, 2004, we had approximately $109.3 million of outstanding variable-rate debt. The impact to our annual results of operations of a 100 basis point change in interest rate on the outstanding balance of variable-rate debt as of March 31, 2004, would be approximately $1.1 million. We also had approximately $6.4 million of 7.08% fixed-rate debt outstanding at March 31, 2004. We had no other outstanding debt as of March 31, 2004.

      As of March 31, 2004, we owned $71.6 million of mezzanine variable-rate loans receivable. The impact to our annual results of operations of a 100 basis point change in interest rate on the outstanding balance of variable-rate loans receivable as of March 31, 2004, would be approximately $716,000. We had no other outstanding loans receivable as of March 31, 2004.

      The above amounts were determined based on the impact of hypothetical interest rates on our borrowing cost, and assume no changes in our capital structure. As the information presented above includes only those exposures that exist as of March 31, 2004, it does not consider those exposures or positions which could arise after that date. Thus, the information represented herein has limited predictive value. As a result, the ultimate realized gain or loss with respect to interest rate fluctuations will depend on the exposures that arise during the period, the hedging strategies at the time, and the related interest rates.

Critical Accounting Policies

      Our accounting policies are more fully described in note 3 to our consolidated financial statements. As disclosed in note 3, the preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ significantly from those estimates. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective and complex judgments.

      Investment in Hotel Properties. Our initial six hotel properties are stated at our predecessor’s historical cost, net of any impairment charges, plus an approximate $8.1 million minority interest partial step-up recorded upon our formation on August 29, 2003, related to the acquisition of minority interest from unaffiliated parties related to four of the initial properties. Hotel properties acquired subsequent to our formation are stated at cost. Improvements and additions which extend the life of the property are capitalized.

      Impairment of Investment in Hotel Properties. Hotel properties are reviewed for impairment whenever events or changes in circumstances indicate the carrying value of the hotel properties may not be recoverable (i.e., the future undiscounted cash flows for the hotel are projected to be less than the net book value of the hotel). We test for impairment in several situations, including when current or projected cash flows are less than historical cash flows, when it becomes more likely than not that a hotel will be sold before the end of its previously estimated useful life, and when events or changes in circumstances indicate that a hotel’s net book value may not be recoverable. In the evaluation of the impairment of our hotels, we make many assumptions and estimates, including projected cash flows, holding period, expected useful life, future capital expenditures and fair values, including consideration of capitalization rates, discount rates and comparable selling prices. To date, no such impairment charges have been recognized. If an asset were deemed to be impaired, we would record an impairment charge for the amount the property’s net book value exceeds its fair value.

      Depreciation and Amortization Expense. Depreciation expense is based on the estimated useful life of our assets, while amortization expense for leasehold improvements is based on the shorter of the lease term or the estimated useful life of the related assets. The lives of the assets are based on a number of assumptions, including cost and timing of capital expenditures to maintain and refurbish the assets, as well as specific market and economic conditions. Presently, hotel properties are depreciated using the straight-line method over lives which range from 15 to 39 years for buildings and improvements and three to five years for furniture, fixtures and equipment. While we believe our estimates are reasonable, a change in the estimated lives could affect depreciation expense and net income (loss) or the gain or loss on the potential sale of any of our hotels.

      Recent Accounting Pronouncements. In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”). SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force (“EITF”) Issue No. 94-3. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of a company’s commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amount recognized. The adoption of SFAS No. 146 in the first quarter of 2003 did not have any immediate effect on our results of operations, financial position, or cash flows.

      In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN No. 45”). FIN No. 45 requires that a guarantor recognize a liability for certain guarantees and enhance disclosures for such guarantees. The recognition provisions of FIN No. 45 are applicable on a prospective basis for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN No. 45 are effective for financial statements for periods ending after December 15, 2002. The adoption of FIN No. 45 did not have a material impact on our results of operations, financial position, or cash flows.

      In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (as revised, “FIN No. 46”). FIN No. 46 requires existing unconsolidated variable interest entities, as defined, to be consolidated by their primary beneficiaries if the variable interest entities do not effectively disperse risks among parties involved. FIN No. 46 is effective immediately for variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. FIN No. 46 applies to financial statements for periods ending after March 15, 2004, related to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. On November 26, 2003, we acquired a $10.0 million mezzanine loan receivable secured by a hotel property in New York, New York, which is subordinate to a primary loan related to this hotel. The mezzanine loan is considered to be a variable interest in the entity that owns the hotel, which is a variable interest entity. However, we are not considered to be the primary beneficiary. Therefore, we will not consolidate the hotel for which we have provided financing. Hence, the adoption of FIN No. 46 did not have a material impact on our results of operations, financial position, or cash flows. However, interests in entities acquired or created after December 31, 2003 will be evaluated based on FIN No. 46 criteria and such entities will be consolidated, if required.

      In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS No. 149”). SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on our results of operations, financial position, or cash flows.

      In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS No. 150”). SFAS No. 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of these financial instruments were classified as equity. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31,

2003 and is otherwise effective at the beginning of the first interim period after June 15, 2003. However, in November 2003, the Financial Accounting Standards Board elected to indefinitely defer implementation of certain standards of SFAS No. 150 relating to limited-life subsidiaries. The adoption of SFAS No. 150 is not expected to have a material impact on our results of operations, financial position, or cash flows.

Contractual Obligations and Commitments

      As of December 31, 2003, our contractual obligations and commitments are as follows:

	Payments Due by Period

	<1 Year	2-3 Years	4-5 Years	>5 Years	Total

Mortgage notes payable	$96,335	$22,989,444	$27,116,000	$—	$50,201,779
Capital leases payable	136,605	282,303	37,961	—	456,869
Operating leases	545,713	956,853	851,420	13,889,712	16,243,698
Interest payments	2,504,879	4,922,165	1,377,088	—	8,804,132

Total contractual obligations	$3,283,532	$29,150,765	$29,382,469	$13,889,712	$75,706,478

      In addition, at December 31, 2003, our capital commitments were approximately $355,000, which relate to general capital improvements.

      Also, in August 2003, we entered into employment agreements with our Chief Executive Officer and certain other executive officers, all of which expire on December 31, 2006 except the employment agreement with our Chief Executive Officer which expires on December 31, 2007. Each of these agreements has an automatic one-year renewal option unless either party provides at least six months’ notice of non-renewal.

OUR COMPANY

Overview

      We are a Maryland corporation that was formed in May 2003 to take advantage of the existing and developing investment opportunities in the lodging industry. These diverse lodging investment opportunities may result from inefficiencies related to market illiquidity, supply/demand imbalances and general business cycles. We target specific opportunities created by the current recovering lodging market while retaining the flexibility to invest in the most attractive risk-reward opportunities as they develop in the lodging business cycle. To our knowledge, we are one of the few publicly traded REITs exclusively focused on investing in the hospitality industry at all levels of the capital structure and across all segments where pricing, yield and capital appreciation advantages may exist.

      We completed an initial public offering, or IPO, of our common stock in August 2003. In connection with our IPO, we acquired six hotels and eight asset management and consulting agreements for a total cash and equity consideration of $137.6 million, including $65.7 million to repay mortgage indebtedness related to our initial assets. Upon completion of the initial public offering and related formation transaction, we had approximately $131.1 million in cash to invest in lodging-related assets and for general corporate purposes.

      Since then, we have acquired $203.8 million in lodging-related assets, including 11 additional hotel properties and five mezzanine loans. Additionally, we currently have two properties under firm purchase contracts, and we intend to acquire these properties for a total purchase price of approximately $32.6 million.

      Our current investment strategy is intended to take advantage of strengthening lodging fundamentals. We believe that the U.S. economy is beginning a recovery in the current business cycle and that the underlying cash flows of hotels will improve as the recently distressed lodging industry rebounds from its cyclical low point. We believe that our current investment policies will allow us to participate in future improvements in performance within the lodging industry. However, we also believe that as supply, demand and capital market cycles change, we will be able to quickly shift our investment strategies to take advantage of newly-created lodging investment opportunities as they develop. Currently, we do not focus our acquisitions on any specific geographical market. While our current investment strategies are well defined, our board of directors may change our investment policies at any time without stockholder approval.

      Our management team has substantial experience in sourcing, underwriting, operating, repositioning, developing, selling and financing a wide variety of lodging investments. We are self-advised and own our lodging investments and conduct our business through Ashford Hospitality Limited Partnership, our operating partnership. We currently own an 81.7% interest in our operating partnership. The remaining 18.3% is owned by limited partners who received units in exchange for the contribution of certain of our assets. The substantial majority of these limited partnership units are owned by certain of our executives, employees and employees of our affiliates. Following completion of this offering, we expect to own 85.2% and have a 14.8% minority interest (of which less than 0.3% will be held by persons other than certain of our directors, executives, employees and employees of our affiliates. We are the sole general partner of our operating partnership.

      We have elected to be treated as a REIT for federal income tax purposes. Because of limitations imposed on REITs in operating hotel properties, third-party managers manage each of our hotel properties. Remington Lodging is our primary property manager, managing 13 of our 17 hotel properties. Remington Lodging is wholly owned by Mr. Archie Bennett, our Chairman, and Mr. Montgomery J. Bennett, our President and Chief Executive Officer. Messrs. Archie and Montgomery Bennett also own 100% of Remington Hotel Corporation, which is one of the largest privately-owned independent hotel management companies in the country and has managed over $1 billion of hotels in 28 states. Our remaining four hotel properties are managed by Noble Management Group, a management company unaffiliated with us.

Additionally, if we acquire both of the acquisition properties we currently have under firm purchase contracts, one will be managed by Remington Lodging and one will be managed by PM Hospitality Strategies, a management company unaffiliated with us.

Our Team

      We believe that we will continue to capitalize on the experience of our senior management in sourcing, underwriting, operating, repositioning, developing, selling and financing lodging-related assets. Our roots in the hotel industry trace back to 1968 when our Chairman, Archie Bennett, Jr., built his first hotel. Prior to our IPO, Mr. Bennett and certain members of our senior management team have been involved in the investment in, or management of, 190 hotels or mortgage loans secured by hotels, totaling approximately 31,119 rooms in 33 states and in the development of 35 hotels, totaling approximately 9,201 rooms in 11 states.

      Historically, our management team’s business strategy has been threefold: first, to identify attractive investment opportunities in the lodging industry; second, to match such opportunities with appropriate institutional investors; and third, to manage such investments, including providing development, management and construction services, for the institutional owners.

      We believe our management’s historical background in the hotel industry will allow us to continue to successfully execute our business strategy. Together with our Chairman, the members of our senior management team have an average of 19 years experience in the hotel industry. With the exception of Mr. Douglas Kessler, our Chief Operating Officer, all members of our senior management team worked together at Remington Hotel Corporation and affiliated entities since 1992. Our management’s experience prior to our IPO includes:

•	purchasing over $1 billion in hotels and mortgages secured by hotels;

•	building seven hotels at a cost of $125 million;

•	managing $1 billion of hotels, ranging from economy to upper up-scale, in 28 states;

•	effectively asset managing over 145 predominantly non-performing hospitality loans (with a book value of approximately $500 million) acquired from third parties, substantially all of which were either recovered at par or foreclosed upon, with the assets sold for an amount in excess of the initial investment (approximately two-thirds of which we also operated as managers); and

•	co-investing with major institutional investors, including, among others, G. Soros Realty Inc., Gordon Getty Trust, The Fisher Brothers, Olympus Real Estate Partners and Goldman Sachs’ Whitehall Real Estate Funds.

      In addition, before Mr. Kessler, our Chief Operating Officer, joined Remington Hotel Corporation in July 2002, he assisted in overseeing the investment management, acquisition, sale and financing of more than $11 billion in real estate assets for Goldman Sachs’ Whitehall Real Estate Funds, including over $6 billion of lodging-related assets. During his nine years at Whitehall, Mr. Kessler served on the boards or executive committees of several lodging companies, including Westin Hotels and Resorts and Strategic Hotel Capital.

      The Chairman of our board of directors, Archie Bennett, Jr., also serves as the Chairman of the board of directors of Remington Hotel Corporation, and our President and Chief Executive Officer, Montgomery Bennett, also serves as President and Chief Executive Officer of Remington Hotel Corporation. Remington Lodging, which is an affiliate of Remington Hotel and which is owned 100% by Messrs. Archie and Montgomery Bennett, provides management and other related services for some of our hotel properties.

Our Business Strategy

      We intend to continue to invest in a variety of lodging-related assets based upon our evaluation of diverse market conditions. These investments may include: (i) direct hotel investments; (ii) mezzanine financing through origination or through acquisition in secondary markets; (iii) first lien mortgage financing through origination or through acquisition in secondary markets; and (iv) sale-leaseback transactions.

      Our strategy is designed to take advantage of current lodging industry conditions and adjust to changes in market conditions over time. In the current market, we believe we can continue to purchase assets at discounts to previous trading ranges or replacement costs and acquire or originate debt positions with yields at higher than recent historical interest rate ranges. Over time, our assessment of market conditions will determine asset reallocation strategies. While we seek to capitalize on the following favorable market fundamentals, conditions beyond our control may have an impact on overall profitability and on the investment returns.

      As the current lodging market begins its recovery, new debt origination and acquisition opportunities continue to be available as hotel owners are faced with refinancing issues, defaults and opportunities to capitalize on historically low interest rates. As pools of commercial mortgage-backed security loans mature, hotel owners are faced with refinancing based on lower asset values than those values used in the prior financings, which provides us an opportunity to offer mezzanine financing to these borrowers at loan-to-value levels previously held by the first mortgage holders.

      Our investment policies, which we utilize to implement our business strategies, may be amended or revised from time to time at the discretion of our board of directors, without a vote of our stockholders. Any change to any of these policies by our board of directors, however, would be made only after a review and analysis of that change, in light of then-existing business and other circumstances, and then only if, in the exercise of its business judgment, our board of directors believes that it is advisable to do so in our best interests. We cannot assure you that our investment objectives will be attained.

      Our primary business objective is to maximize stockholder value by achieving attractive risk-adjusted returns throughout the business cycles of the lodging industry. Our strategy is to selectively invest capital in a variety of lodging-related assets based on our evaluation of diverse market conditions. By investing in diversified lodging assets, at different levels of a given hotel’s capital structure, we plan to take advantage of changes in the capital markets.

      Our business strategy of combining lodging-related equity and debt investments seeks, among other things, to:

•	maximize economic benefits from an industry that has suffered significant reductions in value and operating performance and appears to be at the beginning stages of a recovery;

•	capitalize on both current yield and price appreciation, while simultaneously offering diversification of types of assets within the hospitality industry;

•	vary investments across an array of hospitality assets to take advantage of market cycles for each asset class; and

•	offer an attractive liquidity alternative to asset sales (through structure and tax deferral) and traditional financing (due to rate, structure, loan-to-value and asset class).

      Our investment strategy primarily targets limited and full service hotels in primary, secondary and resort markets throughout the United States. To take full advantage of current and future investment opportunities in the lodging industry, we will invest according to the asset allocation strategies described below. Due to ongoing changes in market conditions we will continually evaluate the appropriateness of our investment strategies, and our board of directors may change any or all of these strategies at any time. In addition to our investment activities, we will also perform certain asset management and consulting services for other management companies affiliated with Remington Hotel.

      We evaluate our portfolio on a regular basis to determine if it continues to satisfy our investment criteria. Subject to certain restrictions applicable to REITs and subject to the relative illiquidity of real estate assets, we may sell investments opportunistically. Our decision to sell a hotel often will be predicated upon, among other things: projected cash flow; size of the hotel; strength of the franchise; property condition and related costs to renovate the property; strength of market demand; projected supply of hotel rooms in the market; probability of increased valuation; and geographic profile of the hotel. Our decision to sell other lodging-related assets will depend upon, among other things: management’s forecast and review of the performance of our overall portfolio and management’s assessment of changing conditions in the investment and capital markets.

Investments in Real Estate or Interests in Real Estate

      Direct Hotel Investments. In connection with our initial public offering, we acquired six hotel properties. Since then, we have acquired 11 additional hotel properties and contracted to acquire an additional two hotel properties. In selecting the hotels that we have acquired since our initial public offering, we have targeted hotels that either offer a high current return or have the opportunity to increase in value through brand repositioning, capital investments, market based recovery or improved management practices. We intend to continue acquiring existing hotels and, under appropriate market conditions, to develop new hotels. Our direct hotel acquisition strategy will follow similar investment criteria and will seek to achieve both current income and income from appreciation. We believe that values for, and operating performances of, lodging properties are currently below historical levels, making this an attractive time for acquisitions. Our direct hotel investments represent approximately 77.3% of our total investments made to date.

      Sale-Leaseback Transactions. To date, we have not participated in any sale-leaseback transactions. However, if the lodging industry fundamentals shift such that sale-leaseback transactions become more attractive investments, we intend to purchase hotels and lease them back to their existing hotel owners. Our sale-leaseback strategy will target, among other things, hotel owners that want the ability to realize the value of their investments while maintaining operating control of their hotels. We will seek to structure the transactions as net leases with participation features, terms ranging up to 20 years plus extension options, and with the operating responsibility for the property assumed by the lessee. We believe these transactions will provide us current income and growth through contractual rental increases or cash flow participations.

      As with our direct hotel investments, we will seek opportunities on limited and full service hotels in primary, secondary and resort markets throughout the United States. We will consider both major franchises and select independents. All terms of our sale-leaseback transactions will be subject to the acceptable creditworthiness of the prospective lessee. We expect to receive a base lease payment that provides an adequate risk-adjusted return, with growth based on contractual rent growth or cash flow participations.

Investments in Financial Assets

      Mezzanine Financing. Since the date of our initial public offering, we have acquired or originated five subordinated loans, also known as mezzanine loans, secured by junior mortgages on hotels or pledges of equity interests in entities owning hotels and, in one instance, by a junior participation in a first mortgage. We expect the current yield, on a risk-adjusted basis, on each of these mezzanine loans to provide attractive returns. The loans we have acquired or originated relate to upscale or first class hotels that we believe require no significant near-term capital expenditures, have reputable managers and are located in good or emerging sub-markets.

      We intend to continue to acquire or originate mezzanine loans. Mezzanine loans that we may acquire in the future may be secured by individual assets as well as cross-collateralized portfolios of assets. Although these types of loans generally have greater repayment risks than first mortgages due to the subordinated nature of the loans, we believe that a strong need for lodging mezzanine loans currently exists on behalf of hotel managers. We believe that the recent slowdown in the travel industry has caused the value of hotel properties to decline below the values at which they were acquired or last refinanced. This decline in market value, coupled with more stringent underwriting criteria by senior hotel lenders, has caused a gap to develop in the loan-to-value ratio of these properties, making it increasingly difficult for owners to refinance their properties. We believe that mezzanine capital provides a solution for these owners by providing loans to cover the loan-to-value shortfalls. We expect this asset class to provide us with attractive yields and potentially allow us to participate in the improving economics of the underlying hotel. In addition, subject to restrictions applicable to REITs, we may acquire or originate corporate-level mezzanine loans on an unsecured basis. Our mezzanine loans currently represent approximately 22.7% of our total investments made to date.

      These types of mortgage loans are considered to involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property due to a variety of factors, including the loan being entirely unsecured or, if secured, becoming unsecured as a result of foreclosure by the senior lender. If a property that secures a mezzanine financing is foreclosed by the senior lender, we may not recover some or all of our investment in these loans.

      First Mortgage Financing. To date, we have not originated or purchased any first mortgages other than one junior participation in a first mortgage, which we refer to as a mezzanine loan throughout this prospectus. However, as interest rates increase and the dynamics in the hotel industry make first mortgage investments more attractive, we intend to acquire, potentially at a discount to par, or originate loans secured by first priority mortgages on hotels. We may be subject to certain state-imposed licensing regulations related to commercial mortgage lenders, with which we intend to comply. However, because we are not a bank or a federally chartered lending institution, we are not subject to the state and federal regulatory constraints imposed on such entities. Also, because we do not currently intend to securitize our assets, we expect to be able to offer more flexible terms than commercial lenders who contribute loans to securitized mortgage pools. We anticipate that this asset class will provide us with stable, attractive current yields.

Operating Procedures

      In implementing our business strategy through investments that satisfy the applicable investment policies described above, we consider each of the following:

      Asset Review. In making future hotel investment decisions, we will consider several criteria, including:

•	Number of Rooms — We anticipate acquiring or investing in hotels with at least 75 rooms.

•	Ownership Structure — We prefer properties with a fee simple title.

•	Management — We prefer that the property is unencumbered by long-term management contracts.

•	Franchise Affiliations — We will consider both major franchises as well as independents.

•	Competition — We intend to seek properties in areas that lack a substantial new supply of hotel rooms, appear resilient to down markets and either have an existing broad demand or a growing demand base.

•	Physical Condition — The condition of the property that is acceptable to us will depend on the pricing structure. Major product improvement plans or renovations are acceptable if the pricing adequately reflects such renovations.

•	Available Financing — To the extent we utilize financing in our investments, we will seek non-recourse financing.

•	Amenities — We prefer properties that have amenities (food and beverage, meeting space, fitness equipment, parking, etc.) consistent with the needs of its targeted customer.

•	Operating Performance — We intend to seek hotels that have shown a solid operating performance or alternatively seek assets where strategic changes in operations or its market positioning will generate improved revenue and operating margins.

•	New Supply — We invest in markets where the effects of future growth in new rooms are understood and factored in value considerations.

•	Room Demand Generators — We will seek hotels that have a diversified base of room demand generators or alternatively seek to reposition hotels to capitalize on shifting the hotel’s guest mix in ways to improve operating performance.

      However, none of these criteria alone is considered determinative.

      Underwriting Review. After we identify a potential investment, a due diligence team, consisting of in-house and third parties, will conduct detailed due diligence to assess the potential investment. This due diligence team will follow underwriting guidelines and review a list of property-level issues, including, but not limited to:

•	property financials;

•	property condition;

•	environmental issues;

•	ADA compliance;

•	title surveys;

•	competitive position;

•	brand;

•	market assessment;

•	advance booking reports; and

•	marketing plans.

      Market Assessments. Our market assessment analysis will entail in-depth evaluation of macro and micro market forces affecting the lodging industry in a given market and the specific sub-market. We usually process data obtained from numerous industry sources that focus on new supply, changes in demand patterns, brand expansion plans, performance of key corporations, government initiatives and essential hotel performance data (e.g., average daily rate, or ADR, occupancy and RevPAR). We will analyze this information to make near-term and long-term investment and sales decisions within each market and further within specific sub-markets.

      Capital Markets Evaluation. We monitor the capital markets to determine trends in lodging investment patterns and debt-to-equity pricing. We typically maintain a debt and equity transaction database encompassing recently closed transactions and suggested pricing for new transactions. This information will assist us in the formulation of competitive pricing trends and may serve as a good indicator of when liquidity gaps or pricing inefficiencies may exist in the market. We intend to use this pricing knowledge to optimally allocate our assets across our four targeted lodging-related investment classes to maximize our risk-adjusted returns.

      Value Optimization Strategies. We intend to regularly evaluate the incremental performance and resulting investment actions for each asset in our portfolio as part of our budget review process. Because of our fluid asset allocation strategy, it will be imperative that the relative merits of holding a particular property or investment demonstrate benefits in terms of accretion and portfolio diversification. Our objective in such an evaluation is to confirm that an existing asset adds to stockholder value. The methodology consists of a “re-buy” analysis that determines if continuing to hold a particular investment, using forward-looking market growth assumptions, is a valid strategy. By consistently applying this policy across all investments, we seek to maximize our investment returns by reallocating funds into more productive asset classes.

Asset Management and Consulting Services

      To comply with the REIT rules, various property managers perform the day-to-day management activities related to the operations of our properties. However, we provide certain asset management services to other entities affiliated with Remington Hotel. Specifically, our assets include eight asset management and consulting agreements under which we provide various services to eight property managers affiliated with Remington Hotel in exchange for a fee. In performing these services, we either provide or supervise specific asset management services, including risk management and insurance procurement; assistance with preparation of tax returns and monitoring of the payment of taxes; negotiation of hotel franchise agreements and monitoring compliance with franchise requirements; negotiation of property financings and monitoring compliance with loan covenants; negotiation and closing of equipment leases; property litigation management; assistance with preparation of annual operating and capital budgets for the hotels; and monitoring compliance with the management agreements. We also provide additional services to these property managers such as market and feasibility analysis, capital improvement assistance, financial planning and franchise support. To the extent permitted by REIT rules, we perform similar functions with respect to our own properties.

      Further, we have the option to reassign our rights under these eight asset management and consulting contracts back to Ashford Financial Corporation to meet REIT eligible-income thresholds. On October 16, 2003, we exercised this option and reassigned our rights under these asset management and consulting contracts back to Ashford Financial Corporation until January 1, 2004 in order to meet REIT eligible-income thresholds in 2003. As a result, we did not collect related asset management fee income in 2003 of approximately $250,000. However, the related guarantee of payment associated with these fees was extended for a like period. We may have to make a similar reassignment in the future to satisfy REIT eligible-income thresholds and, as a result, forego future asset management fee income.

      We do not intend to actively pursue additional asset management and consulting contracts in the future.

Financing

      At December 31, 2003, we had approximately $50.2 million of outstanding mortgage notes payable which includes a $16.0 million mortgage note secured by the Embassy Suites in Las Vegas, Nevada and a $6.4 million mortgage note assumed in connection with our acquisition of the Hilton Garden Inn in Jacksonville, Florida. In addition, on December 24, 2003, we closed on a $36.0 million non-recourse loan, of which approximately $27.8 million was outstanding at December 31, 2003, secured by the five hotel properties we acquired from FelCor Lodging Limited Partnership. The loan bears interest at a rate of LIBOR plus 3.25% with a 4.75% total floor, matures in four years, requires interest-only payments for the first two years, and contains a one-year extension option upon maturity, subject to an extension fee of 0.5% of the outstanding principal balance of the loan as of the extension date. On February 5, 2004, we completed a $60.0 million secured credit facility, at an interest rate equal to the prime rate plus 2.0% or LIBOR plus 3.25%, at our election, of which $49.8 million of the proceeds were funded on March 24, 2004. The credit facility matures in three years, is collateralized by seven hotel properties, is subject to certain financial and other covenants, requires an annual commitment fee of 0.45% to 0.55% on the unused portion of the facility, which is payable quarterly, and allows for an increase to $75.0 million subject to certain conditions. In addition, on April 1, 2004 we assumed a $15.7 million mortgage note in connection with our acquisition of the Sea Turtle Inn located in Jacksonville, Florida. We may continue to selectively pursue mortgage financing on individual properties and our mortgage investments. Our current policy is to limit consolidated indebtedness to no more than 60% of the aggregate investment in the hotels and debt instruments which we own. However, our board of directors may change the financing policy at any time without the approval of our stockholders.

Legal Proceedings

      We are currently subject to litigation arising in the normal course of its business. In the opinion of management, none of these lawsuits or claims against us, either individually or in the aggregate, is likely to have a material adverse effect on our business, results of operations, or financial condition. In addition, we believe we have adequate insurance in place to cover such litigation.

BUSINESS AND PROPERTIES

Our Existing Properties

      As of December 31, 2003, we owned fifteen properties, consisting of seven Embassy Suites, two Radisson Hotels, two Doubletree Guest Suites, one Hilton Garden Inn, one SpringHill Suites by Marriott, one Homewood Suites and one Hampton Inn. Additionally, we acquired the Marriott Residence Inn in Lake Buena Vista, Florida on March 24, 2004 and the Sea Turtle Inn in Jacksonville, Florida on April 1, 2004. We own each of these hotels in fee simple, except for the Radisson Hotel Cincinnati Riverfront, which we own part in fee simple and part pursuant to a ground lease which expires in 2070 (including all extensions) and the Doubletree Guest Suites in Columbus, Ohio, which has been built on an air rights lease above the parking garage with 42 years remaining. These properties are held for investment purposes and operated by property managers. We believe that each of these properties is adequately covered by insurance. For the 12 months ended December 31, 2003, the aggregate EBIDTA for the 11 hotels we have acquired since the completion of our initial public offering was approximately $13.9 million, and the weighted average EBITDA acquisition multiple for the 12 months ended December 31, 2003, based on the aggregate acquisition price for the 11 properties, was approximately 9.5x. For a reconciliation of EBITDA to net income, see “Selected Financial Information” in this prospectus.

      Presented in the table below is certain descriptive information regarding our existing portfolio as of, and for the year ending, December 31, 2003 and information regarding the two properties that we have acquired since December 31, 2003.

						Revenue
						per
		Year Built/		Average	Average	Available
Hotel Property	Location	Renovated	Rooms	Occupancy(1)	Daily Rate(2)	Room(3)

Properties Acquired upon Completion of our IPO:
Embassy Suites	Austin, TX	1998	150	70.3%	$114.58	$80.55
Embassy Suites	Dallas, TX	1998	150	65.2	108.10	70.48
Embassy Suites	Herndon, VA	1998	150	80.9	135.71	109.79
Embassy Suites	Las Vegas, NV	1999	220	84.8	107.37	91.05
Radisson Hotel	Covington, KY	1972/2000	236	59.3	67.25	39.88
Radisson Hotel	Holtsville, NY	1989/2001	188	66.0	96.24	63.52
Properties Acquired since Completion of our IPO:
Doubletree Guest Suites	Columbus, OH	1985	194	70.8%	$97.43	$68.98
Doubletree Guest Suites	Dayton, OH	1987	137	67.8	83.02	56.29
Embassy Suites	Flagstaff, AZ	1988	119	68.7	92.10	63.27
Embassy Suites	Phoenix, AZ	1981	229	68.6	96.47	66.18
Embassy Suites	Syracuse, NY	1990	215	71.3	106.34	75.82
Hampton Inn	Lawrenceville, GA	1997	86	67.1	69.54	46.66
Hilton Garden Inn	Jacksonville, FL	1999	119	76.3	91.38	69.72
Homewood Suites	Mobile, AL	1998	86	82.1	87.00	71.43
Marriott Residence Inn(4)	Lake Buena Vista, FL	2001	210	71.5	101.67	72.69
Sea Turtle Inn(4)	Atlantic Beach, FL	1972/2000	193	75.2	111.86	84.12
SpringHill Suites by Marriott	Jacksonville, FL	2000	102	84.3	76.37	64.38

Total/ Weighted Average			2,784	71.8%	$98.65	$70.80

(1)	Average occupancy represents the number of occupied rooms during the period divided by the total number of rooms available during that period.

(2)	Average daily rate represents the total room revenue for the applicable period divided by the number of occupied rooms.

(3)	Revenue per available room represents the total room revenue per total available rooms for the applicable period and is calculated by multiplying average occupancy by the average daily rate.

(4)	The financial information for these properties, which we acquired after December 31, 2003, is derived from historical financial statements as of, and for the year ended, December 31, 2003.

Properties Acquired upon Completion of our IPO

      Embassy Suites, Austin, Texas. The Embassy Suites Hotel Austin, Texas features 150 all-suite guestrooms, one restaurant and lounge, 2,800 square feet of meeting space, one heated indoor pool and jacuzzi, and exercise facilities. The hotel is six stories high, has three elevators, fire safety sprinklers and 169 surface parking spaces. The hotel is currently managed by Remington Lodging under a management agreement and is operated as an Embassy Suites under a franchise license agreement with Promus Hotels, Inc.

      The majority of demand for the hotel is commercial in nature as the hotel is located in the Arboretum Shopping and Business District, an area with varied commercial uses. The hotel is located between two major highways (the MoPac Expressway and Capital of Texas Highway) in the Northwest portion of the city of Austin. Competitors include the Renaissance Hotel, Courtyard by Marriott Northwest, Embassy Suites Northwest, Residence Inn by Marriott Northwest and Holiday Inn Northwest. Major demand generators in the area are Apple, IBM, Applied Materials, Motorola, Emerson Electric and Dell Computers.

      Embassy Suites, Dallas, Texas. The Embassy Suites Hotel Dallas features 150 all-suite guestrooms, one restaurant and lounge, 2,800 square feet of meeting space, one heated indoor pool and jacuzzi, and exercise facilities. The hotel is six stories high, has three elevators, fire safety sprinklers and 174 surface parking spaces. The hotel is currently managed by Remington Lodging under a management agreement and is operated as an Embassy Suites under a franchise license agreement with Promus Hotels, Inc.

      Most demand for the hotel is commercial in nature as the hotel is located in an area with varied commercial uses and high-end retail outlets known as the Dallas Galleria. The hotel is located near two major highways (I-635/LBJ Freeway and the North Dallas Tollway) in the northern section of the city of Dallas. Competitors include the Westin Galleria Hotel, the Marriott Quorum Hotel, the Hotel Intercontinental, the Hilton Inn & Suites, and the Wyndham Hotel. Major demand generators in the area are Accenture, AT&T, Cap Gemini, JP Morgan, Tenet Healthcare and Kinko’s.

      Embassy Suites-Dulles Airport, Herndon, Virginia. The Embassy Suites Hotel Dulles Airport features 150 all-suite guestrooms, one restaurant and lounge, 2,800 square feet of meeting space, one heated indoor pool and jacuzzi, and exercise facilities. The hotel is six stories high, has three elevators, fire safety sprinklers and 167 surface parking spaces. The hotel is currently managed by Remington Lodging under a management agreement and is operated as an Embassy Suites under a franchise license agreement with Promus Hotels, Inc.

      The hotel is located in the Dulles/ Herndon Corridor, twenty-one miles from downtown Washington, D.C., three miles from Dulles International Airport and near numerous business parks and retail centers. The hotel is located near the Dulles Tollroad (Rte. 267). Competitors include Hilton Hotel, Marriott Suites, Homewood Suites, Hyatt and Summerfield Suites. Major demand generators in the area are the Dulles International Airport, Northrop Grumman, Sprint Telecommunications, Computer Associates, Cisco Systems and AOL Time Warner.

      Embassy Suites, Las Vegas, Nevada. The Embassy Suites Hotel, Las Vegas features 220 all-suite guestrooms, one restaurant and lounge, 6,000 square feet of meeting space, one heated outdoor pool and jacuzzi, and exercise facilities. The hotel is six stories high, has three elevators, fire safety sprinklers and 180 surface parking spaces. The hotel is currently managed by Remington Lodging under a management agreement and is operated as an Embassy Suites under a franchise license agreement with Promus Hotels, Inc.

      The majority of demand for the hotel is both commercial and leisure in nature as the hotel is located in a varied commercial and entertainment area and is centrally located between the McCarran Airport, the University of Las Vegas (UNLV) and the Las Vegas Convention Center. The hotel is located on Swenson Street near Paradise Road. Competitors include Courtyard by Marriott Convention Center, Marriott Suites, Residence Inn Convention Center and Crowne Plaza. Major demand generators in the area are

Bechtel, Sprint Telecommunications, Boeing, Citigroup, KPMG, Ford Motor Company, UNLV and PricewaterhouseCoopers.

      The Embassy Suites Las Vegas is subject to a mortgage loan having an outstanding balance as of March 31, 2004, of approximately $16.0 million, monthly interest-only payments of $73,333, effective interest rate of the greater of LIBOR plus 3.5%, or 5.5%, and monthly installments of principal of $20,000 commencing January 1, 2005. Prepayment of the loan following January 1, 2003 is subject to an exit fee of $160,000. The loan matures on December 31, 2006 unless the one-year extension option is exercised by the payment of an extension fee of $80,000 and certain conditions are met.

      Radisson Hotel Cincinnati Riverfront, Covington, Kentucky. The Radisson Hotel Cincinnati Riverfront features 236 guestrooms, a revolving river view restaurant on the 18th floor, a casual first-floor dining area and lobby bar, over 10,000 square feet of meeting space, one indoor pool with a retractable roof, a fitness center and a tanning salon. The hotel is 18 stories high, has four elevators, fire safety sprinklers and 120 parking spaces in a two-level underground parking garage. The hotel is currently managed by Remington Lodging under a management agreement and is operated as a Radisson hotel under a franchise license agreement with Radisson Hotels International, Inc.

      The majority of demand for the hotel is both commercial and group in nature as the hotel is located in the heart of the riverfront area in Covington, Kentucky, which houses a diversified business and residential community. Competitors include the Marriott Rivercenter Hotel, Courtyard by Marriott, Embassy Suites, Hampton Inn and Holiday Inn. Major demand generators in the area are Procter and Gamble, Fidelity Investments, Net Jets, Givaudan (a Switzerland-based global fragrance and flavor manufacturer), Sara Lee and Accenture.

      Radisson Hotel MacArthur Airport, Holtsville, New York. The Radisson Hotel MacArthur Airport features 188 guestrooms, one restaurant and lounge, 5,000 square feet of meeting space, one heated indoor pool and jacuzzi, and exercise facilities. The hotel is three stories high, has three elevators, fire safety sprinklers and approximately 200 surface parking spaces. The hotel is currently managed by Remington Lodging under a management agreement and is operated as a Radisson hotel under a franchise license agreement with Radisson Hotels International, Inc.

      The majority of demand for the hotel is both commercial and group in nature as the hotel is located in an area with varied commercial uses and residential neighborhoods within five miles of the Long Island MacArthur Airport (LIMA), a major regional hub servicing major commercial flights for the greater New York metropolitan area and Long Island. The hotel is located on the South Service Road of the Long Island Expressway (Route 495) at Exit 63. Competitors include the Marriott Hotel, the Wyndham Windwatch, the Holiday Inn and the Holiday Inn Express. Major demand generators in the area are LIMA, Computer Associates, Forest Laboratories, Symbol Technologies, Brookhaven National Laboratory and Stony Brook University.

Properties Acquired since Completion of our IPO

      Doubletree Guest Suites, Columbus, Ohio. The Doubletree Guest Suites features 194 suites, 2,600 square feet of meeting space, one restaurant, and an exercise facility. The property has the largest room product in the market, is 10 stories high, and has five elevators, fire safety sprinklers and 100 dedicated parking spaces within a parking garage. The hotel is on an air rights lease above the parking garage with 42 years remaining. The hotel is currently managed by Remington Lodging under a management agreement and is operated as a Doubletree Guest Suites under a franchise license agreement with Doubletree Hotel Systems, Inc.

      The property is located in Downtown Columbus in an excellent location on Front Street, directly across from the Scioto River. Competitors include: Hyatt, Courtyard, Crowne Plaza, Westin, Holiday Inn, and Adams Mark. Demand generators include: Accenture, AEP, Deloitte & Touche, Huntington Bank, IBM, NCR, and SBC Communications.

      This hotel is located in an urban center and provides an attractive initial yield with a potential for increased returns through improved operating margins. We acquired this hotel at below estimated replacement cost.

      Doubletree Guest Suites, Dayton, Ohio. The Doubletree Guest Suites features 137 suites, 2,639 square feet of meeting space, one swimming pool, exercise facilities, and a restaurant. The hotel is three stories high, has two elevators, fire safety sprinklers and 151 surface parking spaces. The hotel is currently managed by Remington Lodging under a management agreement and is operated as a Doubletree Guest Suites under a franchise license agreement with Doubletree Hotel Systems, Inc.

      The majority of demand for this property is corporate in nature, as the hotel is located approximately nine miles south of downtown Dayton in a business park. The hotel is located adjacent to the 160-store Dayton mall and is the only full-service hotel in the trade area. Competitors include: Holiday Inn, Courtyard, Residence Inn, and Homewood Suites. Demand generators include: NCR, Motoman, Lexis Nexis, General Motors, and Standard Register.

      We acquired this well-located hotel at below estimated replacement cost and at a price providing an attractive initial yield. Furthermore, we expect to improve our return on this investment through planned capital improvements and improved operating margins.

      Embassy Suites, Flagstaff, Arizona. The Embassy Suites Hotel, Flagstaff features 119 all-suite guestrooms, one restaurant, 1,376 square feet of meeting space, a swimming pool, and an exercise facility. The hotel is three stories high, has three elevators, fire safety sprinklers, and 131 surface parking spaces. The hotel is currently managed by Remington Lodging under a management agreement and is operated as an Embassy Suites under a franchise license agreement with Promus Hotels, Inc.

      The demand for the hotel is both commercial and leisure in nature. The Flagstaff market enjoys demand from leisure guests utilizing the surrounding landscape including the Grand Canyon, university demand from University of Northern Arizona, and corporate demand. The Embassy Suites is currently the only hotel in Flagstaff offering spacious two-room suites. Major demand generators in the market include: Perot Systems, HASTC, ITEP, Northern Arizona University, and Flagstaff Medical Hospital. Competitors include: Little America, Radisson, Hilton Garden, Amerisuites, Residence Inn, and Hampton Inn & Suites.

      We acquired this hotel at a discount to estimated replacement cost, and we believe the hotel has the best location in its market. We expect that this hotel will penetrate its competitive set after planned renovations and maintain its competitive advantage as the only product in the market with two room suites.

      Embassy Suites, Phoenix, Arizona. The Embassy Suites Hotel, Phoenix features 229 all-suite guestrooms, one restaurant, 9,209 square feet of meeting space, one swimming pool, and exercise facilities. The hotel is four stories high, has five elevators, and has 240 surface parking spaces. The hotel is currently managed by Remington Lodging under a management agreement and is operated as an Embassy Suites under a franchise license agreement with Promus Hotels, Inc.

      The majority of demand for the hotel is both commercial and leisure in nature as the hotel is located 1.5 miles north of the Phoenix Airport at the corner of 44th Street and McDowell Road. Competitors include Marriott, Doubletree, Holiday Inn Select, Wyndham, and Residence Inn. Major demand generators in the market include: Honeywell, Raytheon, Boeing, and IBM.

      This hotel is located near the airport and was acquired at a per key cost equal to a significant discount to estimated replacement cost. We expect to improve operating results through additional capital improvements and improved operating margins.

      Embassy Suites, Syracuse, New York. The Embassy Suites, Syracuse, New York features 215 suites, 3,252 square feet of meeting space, one restaurant, an indoor swimming pool, and an exercise facility. The hotel is five stories high on 4.3 acres, has three elevators, fire safety sprinklers and 211 surface parking spaces. The hotel is currently managed by Remington Lodging under a management agreement and is operated as an Embassy Suites under a franchise license agreement with Promus Hotels, Inc.

      The majority of demand for the hotel is commercial in nature as the hotel is located in Carrier Circle, a primary business destination in Syracuse. The hotel is only minutes away from downtown Syracuse, Syracuse University, the Carrier Dome, Carousal Center Mall, and the Empire State Expo Center. Demand generators in the market area include: Carrier Corporation, Daimler Chrysler, Lockheed Martin, and Verizon. Competitors include: Sheraton University, Holiday Inn, Residence Inn, Wyndham, and Courtyard.

      This hotel is located in a strategic site near the airport and was acquired at a per key cost well below estimated replacement cost. We believe that the relatively stable performance of this hotel prior to our acquisition reflects the opportunity for significant upside with room renovations, because the market in which this hotel is located has a significant drive-to component. We also expect to improve operating margins at this property.

      Hampton Inn, Lawrenceville, Georgia. The Hampton Inn, Lawrenceville has 86 rooms, 600 square feet of meeting space, a swimming pool, and an exercise facility. The property is three stories high, has one elevator, fire safety sprinklers and 96 surface parking spaces. The hotel is currently managed by Noble Management Group under a management agreement and is operated as a Hampton Inn under a franchise license agreement with Promus Hotels, Inc.

      The hotel sits adjacent to an office park in fast growing Gwinnett County in Northeast Atlanta. Demand for the hotel is both corporate and leisure, as area business and weekend social business take advantage of the asset. Competitors include: Comfort Suites, Holiday Inn Express & Suites, Hampton Inn & Suites, Microtel Inn & Suites, and Country Inn & Suites. Demand Generators include: Motorola, Wika Industries, Orbis, Publix-Distribution Center, and William Byrd.

      The Hampton Inn is a quality branded, well-located asset that we acquired at an attractive yield. We believe operating results at this hotel can be improved through a planned renovation of the property.

      Hilton Garden Inn, Jacksonville, Florida. The Hilton Garden Inn, Jacksonville features 119 guest rooms, 1,885 square feet of meeting space, on restaurant, an exercise facility, and a swimming pool. The hotel is five stories, has two elevators, fire safety sprinklers and 124 surface parking spaces. The hotel is currently managed by Noble Management Group under a management agreement and operated as a Hilton Garden Inn under a franchise license agreement with Hilton Inns, Inc.

      Demand for the hotel is both corporate and leisure, as the hotel sits in the heart of Deerwood Business Park off I-95 and J.T. Butler Boulevard. Competitors include: Marriott, Embassy Suites, Courtyard, Holiday Inn Express & Suites, Southpoint Hotel, Best Western, and La Quinta Inn & Suites. Demand generators include: Merrill Lynch, Blue Cross Blue Shield, Vistakon/ Johnson & Johnson, International Paper, and JP Morganchase.

      The Hilton Garden Inn is a well-located asset that we acquired at an attractive per-key cost and initial yield. We expect to increase our yield through continued market strength, renovation and continued penetration of its competitive set.

      Homewood Suites, Mobile, Alabama. The Homewood Suites, Mobile features 86 suites each equipped with a full kitchen, 500 square feet of meeting space, a swimming pool, and exercise facility. The property is three stories high, two elevators, fire safety sprinklers and 100 surface parking spaces. The hotel is currently managed by Noble Management Group under a management agreement and is operated as a Homewood Suites under a franchise license agreement with Promus Hotels, Inc.

      Demand for the hotel comes from area businesses and the adjacent Providence Hospital. The hotel is 12 miles from Downtown Mobile, and six miles from I-65 and is the only extended stay hotel near the hospital, which caters primarily to long term stays of seven days or longer. Competitors include: Residence Inn, Marriott, Hampton Inn, Courtyard, and Ramada. Demand generators include: CPSI, Providence

Hospital, Day Trading Training Office, University of South Alabama, and Integrity Music. The hotel is currently managed by Noble Management Group under a license agreement with Hilton Hotels, Inc.

      The Homewood Suites is a quality branded asset that we acquired at below estimated replacement cost. It has an attractive initial yield and additional upside potential through continued market growth.

      Marriott Residence Inn, Lake Buena Vista, Florida. The Residence Inn, Lake Buena Vista features 210 suites with full kitchens, 3,400 square feet of meeting space, one swimming pool, and an exercise facility. The five story hotel sits on 4.5 acres, has three elevators, fire safety sprinklers, and 185 surface parking spaces. The hotel is currently managed by Remington Lodging under a management agreement and is operated as a Marriott Residence Inn under a franchise license agreement with Marriott International, Inc.

      Demand for the hotel is primarily leisure, as the asset sits one mile from the entrance to Disney World. The hotel has excellent highway visibility, and its large suites are attractive to families visiting Disney World. Competitors include: Staybridge Suites, Sierra Suites, Embassy Suites, Homewood Suites, and Hawthorn Suites. Demand Generators include Tour & Travel Groups, Employees relocating to the Orlando Area, and Disney World visitors.

      The Residence Inn is located in a premiere leisure destination with all suite rooms. We believe this hotel can improve its operating performance through operating efficiencies and increased penetration of its competitive set.

      Sea Turtle Inn, Atlantic Beach, Florida. The Sea Turtle Inn features 193 guest rooms, 8,500 square feet of meeting space, one restaurant, one swimming pool, a gift shop, and an exercise facility. The hotel sits on three acres of beach front property in Atlantic Beach, has eight stories, two elevators, fire safety sprinklers and 212 surface parking spaces. The hotel is currently managed by Remington Lodging.

      Demand for the hotel is corporate, group, and leisure. The hotel is the only full-service hotel in the immediate trade area, and benefits from its beach location and area amenities. Competitors include: Days Inn, Comfort Inn, Best Western, Quality Suites, Holiday Inn Sunspree, and Marriott Sawgrass. Demand generators include: Norfolk Navy Group, U.S. Bureau of Immigration and Customs, AHL, CSXT/ AREMA, and Venus Swimwear.

      The Sea Turtle Inn is a quality asset that we purchased at an attractive per key cost less than estimated replacement cost. Through management efficiencies, we expect to increase our return on investment.

      SpringHill Suites by Marriott, Jacksonville, Florida. The SpringHill Suites, Jacksonville has 102 suites, 450 square feet of meeting space, a swimming pool, and exercise facility. The property is five stories high, has two elevators, fire safety sprinklers and 104 surface parking spaces. The hotel is currently managed by Noble Management Group under a management agreement and is operated as a SpringHill Suites under a franchise license agreement with Marriott International, Inc.

      Demand for the hotel is both corporate and leisure, as the hotel sits in the heart of Deerwood Business Park off I-95 and J.T. Butler Boulevard. Competitors Include: Candlewood Suites, Holiday Inn Express, Courtyard, La Quinta Inn & Suites, Wellesley Inn & Suites, and Hampton Inn. Demand generators include: IPTM-Police Training, Caterpillar, Kemper/ Unitrin, Seastar Lines, and Mayo Clinic.

      The SpringHill Suites is a quality branded asset located in a business park. We acquired this property at an attractive per key cost, and we believe that the strong sub-market of this hotel will improve.

Mortgage Debt

      We have a $36.0 million non-recourse loan, with a current outstanding balance of $27.8 million, which is secured by mortgages on the Doubletree Columbus, Doubletree Dayton, Embassy Suites Flagstaff, Embassy Suites Syracuse and Embassy Suites Phoenix. The loan bears interest at LIBOR plus

3.25%, but no less than 4.75%. The loan matures December 31, 2007 with one 12-month extension for a fee of 0.5% of the outstanding principal balance of the loan as of the date of the extension notice.

      We also have a $60.0 million secured revolving credit facility, with a current outstanding balance of $49.8 million, which is secured by mortgages on the Embassy Suites Austin, Embassy Suites Dallas, Embassy Suites Dulles, Radisson Hotel MacArthur Airport Holtsville, Hampton Inn Lawrenceville, Homewood Suites Mobile and SpringHill Suites by Marriott in Jacksonville.

      The Hilton Garden, Jacksonville is subject to a mortgage loan having an outstanding balance as of January 2004 of approximately $6.4 million, monthly principal and interest payments of $46,273, and an effective interest rate of 7.08%. The loan matures January 1, 2006, with no prepayment permitted prior to July 1, 2005 and with a 4% prepayment penalty for involuntary prepayment due to borrower default. On or after July 1, 2005, but prior to October 1, 2005, there is a 0.05% prepayment penalty.

      The Sea Turtle Inn, Atlantic Beach is subject to a mortgage loan having an outstanding balance as of April 1, 2004 of $15.7 million and an effective interest rate of 7.25%. The loan matures December 1, 2005, with prepayment prohibited prior to December 1, 2004, with a 0.5% prepayment penalty from December 1, 2004 to May 31, 2005, and with no prepayment penalty after June 1, 2005.

Our Existing Loan Assets

      As of December 31, 2003, we owned one $10.0 million mezzanine loan, secured by the Hilton Times Square in New York City. Since then, we have acquired four additional mezzanine loans totaling $61.6 million secured by first or subordinate liens on 20 hotels located in 15 states.

      Presented in the table below is certain descriptive information regarding our existing loan portfolio as of March 31, 2004.

		Origination or	Loan
Property	Location	Acquisition Date	Amount	Interest Rate	Maturity Date

Hilton Times Square	New York, NY	November 26, 2003	$10,000,000	LIBOR + 900 bps 2% LIBOR floor	August 2006, with two one-year extension options (1)
Adam’s Mark	Denver, CO	January 23, 2004	15,000,000	LIBOR + 900 bps	February 2006, with three one-year extension options(2)
17 Wyndham-owned hotels(3)	12 states	March 4, 2004	25,000,000	LIBOR + 870 bps 2.5% LIBOR floor	July 2005, with three one-year extension options (4)
Embassy Suites	Boston, MA	March 19, 2004	15,000,000	LIBOR + 1025 bps 1.75% LIBOR floor	April 2007, with two one-year extension options (5)
Northland Inn & Conference Center	Brooklyn Park, MN	March 24, 2004	6,600,000	greater of 12% or LIBOR + 1000 bps 2% LIBOR floor	January 2006(6)

Total			$71,600,000

(1)	Interest only payments until August 2004, with amortization thereafter based on a 25-year repayment schedule. The terms of the loan prohibit prepayment through August 2004, and thereafter the loan may be prepaid subject to decreasing prepayment premiums until February 2006, when no prepayment premium is payable.

(2)	Interest only payments for the first two years, with amortization during the extension period based on a 25-year repayment schedule. The terms of the loan prohibit prepayment before December 2004, and thereafter the loan may be prepaid subject to decreasing prepayment premiums until September 2005, when no prepayment premium is payable.

(3)	Includes nine Wyndham hotels, three Hilton hotels, three Doubletree hotels, one Crowne Plaza hotel and one Radisson hotel.

(4)	Payment terms are based on a 25-year repayment schedule, and the terms of the loan prohibit prepayment until July 2005, subject to certain release provisions.

(5)	Interest only payments through maturity. The terms of the loan prohibit prepayment through September 2005.

(6)	Interest only payments through maturity. At maturity, an additional interest payment will be due to reflect an accrual rate that is the greater of 15% or LIBOR plus 1300 basis points.

     Presented below is certain descriptive information regarding the properties securing our existing loan portfolio as of, and for the year ended, December 31, 2003.

      Hilton Times Square, New York, New York. The Hilton Times Square is a 21-story, 444 room hotel located between 41st and 42nd Streets and Seventh and Eighth Avenues in New York City. It is built entirely on air rights over the existing retail structures along 42nd Street. The registration lobby is 225 feet above street level and elevator service to this lobby is provided by high speed elevators from an elevator bank on the ground floor. Entrances are on both 41st Street and 42nd Street.

      The registration desk, reception area, Above Restaurant, and Pinnacle Bar are located on the 21st floor. There is 6,000 square feet of meeting space, capable of accommodating 600 attendees, located on the 22nd floor. Rooms average 350 to 400 square feet in size. The remainder of the floors (24th through 44th floors) are guest rooms only. In room amenities include: AM/FM clock radio with CD player, 27 inch TV, high speed internet access, two dual-line phones with dataports, laptop safe, coffee maker, mini bar, iron and ironing board, terrycloth robe, and hair dryer. The hotel is operated by FC 42 LLC and DT Management Inc., an affiliate of Promus Hotel under a license agreement from Promus.

      Demand for the hotel is both corporate and leisure, as the hotel sits in the premiere entertainment destination in the United States, as well as having more than 21 million square feet of office space in the defined trade area. Competitors include: Marriott Marquis, Crowne Plaza, Renaissance, Doubletree Guest Suites, Millenium Broadway, W Times Square, Westin, Sheraton New York, and Sheraton Manhattan. Demand Generators for the hotel include: IBM, Reuters, Ernst & Young, Verizon, and Saks Incorporated.

      We hold a mezzanine loan secured by this asset in the amount of $10.0 million. Interest rate for the note is LIBOR plus 900 bps with a 2.0% LIBOR floor. The loan matures in August 2006 and has two one-year extensions.

      Adams Mark Hotel, Denver, Colorado. The Adams Mark Hotel is a 39 and 46-year old (1964 and 1957), 1,225 guestroom, full service hotel complex located within the Central Business District of Denver, Colorado. The site is a combination of almost two square city blocks and is approximately 4.36 acres in size, with frontage on the 16th Street Mall. The hotel consists of a 21-story tower with an attached four story office building and an eight story plaza with numerous one and two story attachments. The property is approximately four blocks from the Colorado Convention Center. The property sits adjacent to the popular 16th Street Mall, a pedestrian friendly city street that is lined with shopping, hotels, restaurants and office buildings. The business is primarily dependent upon group demand generated by its in-house meeting space and to a lesser extent the presence of the convention center (approximately 30% of the groups utilize the convention center).

      The property is managed by Adam’s Mark Hotel, a subsidiary of HBE Corp. and operates under the Adam’s Mark name without a franchise agreement. The entire complex is interconnected with a pedestrian bridge and a three-level below grade parking garage containing 1,120 parking spaces. The hotel has 1,225 guestrooms including 92 suites, 133,000 square feet of meeting space, which includes three ballrooms and 48 individual meeting rooms, and a 40,000 square foot office building. The Tower Building is reported to be 46-years old (constructed in 1957 and renovated in 1996) and the Plaza Building is a 39-year old remodeled department store with many new components as of 1996. The two buildings underwent extensive renovations in 1996 with a majority of building systems replaced and new square footage added to each structure. The Tower Building is schedule to undergo cosmetic guestroom renovations.

      The hotel has six restaurants including Bravo!, an Italian fine dining restaurant fronting the 16th street pedestrian mall. Other restaurants include: Supreme Court Café, Players Sorts Bar, Trattoria Colorado, Tiffany Rose lobby lounge, and Capitol Bar. Competitors include: Marriott City Center, Hyatt Regency, Westin Tabor Center, Holiday Inn, and Brown Palace Hotel.

      We hold a mezzanine loan secured by this asset in the amount of $15.0 million. Interest rate for the note is LIBOR plus 900 basis points. The loan matures in February 2006 with three one-year extensions.

      Wyndham-Owned Hotels. We hold a $25.0 million mezzanine loan secured by 17 hotels owned or managed by Wyndham International. Interest rate for the note is LIBOR plus 870 basis points with a 2.5% LIBOR floor. The loan matures in July 2005 with three one-year extension options, and is secured by the following properties:

			Meeting	Built/
Property	Location	Rooms	Space (sf)	Renovated

Wyndham Franklin Plaza	Philadelphia, PA	757	51,367	1980
Hilton Parsippany	Parsippany, NJ	510	24,003	1981
Crowne Plaza Ravinia	Atlanta, GA	495	32,000	1985
Wyndham Emerald Plaza	San Diego, CA	436	19,335	1991
Wyndham Buttes Resort	Tempe, AZ	353	23,500	1986
Wyndham Burlington	Burlington, VT	256	16,886	1976/1986
Wyndham NW Chicago	Itasca, IL	408	47,783	1980
Doubletree Hotel	Tallahassee, FL	244	5,898	1972
Hilton Gateway Plaza	Newark, NJ	253	9,500	1971
Hilton Hotel Cleveland South	Independence, OH	191	9,433	1980
Wyndham Bel Age	West Hollywood, CA	200	10,886	1985
Wyndham Hotel	Lisle, IL	242	18,185	1987
Wyndham Garden Las Colinas	Irving, TX	168	2,800	1985
Doubletree Guest Suites	Glenview, IL	252	7,794	1988
Radisson Hotel Towne & Country	Houston, TX	173	3,968	1970
Wyndham Hotel	Indianapolis, IN	171	2,160	1990
Doubletree Club Hotel	Des Plaines, IL	245	2,784	1969

      Northland Inn & Conference Center, Brooklyn Park, Minnesota. The Northland Inn & Conference Center features 231 suites, 33,000 square feet of dedicated conference and meeting space, an indoor pool and whirlpool, car rental desk, a gift shop, and an exercise room. All guest rooms are suites, averaging 535 square feet. The seven-story hotel sits on 10 acres and has two restaurants, an atrium lounge, indoor swimming pool, library/lounge, game-room, and exercise facility. The hotel has been managed by Benchmark Hospitality Group since opening.

      Demand for the asset is from local Minneapolis companies, as well as marketed to national companies on both coasts looking for a central location. The hotel has excellent visibility on I-694 in Northwest Minneapolis, a fast growing quadrant of the city. Competitors include Radisson Hotel South-Bloomington, Marriott, Radisson Hotel & Conference Center, Hilton Minneapolis North, Hotel Sofitel, and Doubletree Park Place.

      We hold a mezzanine loan secured by the asset in the original principal amount of $6.6 million. Interest rate for the note is the greater of 12% or LIBOR plus 1,000 basis points with a 2.0% LIBOR floor, and the note has an accrual feature providing for payment at maturity of interest equal to the greater of 15% or LIBOR plus 1300 basis points. The loan has a two-year term maturing on January 1, 2006.

      Embassy Suites, Boston, Massachusetts. The Embassy Suites-Boston Logan Airport features 273 suites, 9,010 square feet of meeting space, one restaurant, one lobby lounge, an indoor heated swimming pool, and an exercise facility. The asset has 10 stories and 180 parking spaces, fire safety sprinklers, and four elevators. The asset is managed by PM Hospitality Strategies, a subsidiary of Buccini/ Pollin Group under a license agreement from Hilton.

      Demand for the hotel is corporate, group, and leisure. As one of three hotels in Massport and adjacent to Boston-Logan airport, it is the only all-suite hotel in the trade area. The asset is strategically located to receive commercial demand that is both close to the airport and downtown Boston. Competitors include: Hyatt, Hilton, Holiday Inn, Wyndham, Hampton Inn, Courtyard, and Four Points. Boston

Scientific, Computer Associates, Ernst & Young, Lockheed Martin and Merck all have offices located near this property and thus are considered demand generators for this property.

      We hold a mezzanine loan secured by the asset in the amount of $15.0 million. Interest rate for the note is LIBOR plus 1,025 basis points with a 1.75% LIBOR floor. The loan has a three-year term with two one-year extensions.

Our Acquisition Properties

      We currently have two additional hotel properties under firm purchase contracts, and we intend to acquire these properties for total consideration of approximately $32.6 million. We refer to these properties in this prospectus as the acquisition properties. We will use cash on hand to pay the $25.8 million cash component of the purchase price for these properties. In addition, we will assume approximately $6.8 million of debt secured by the SpringHill Suites by Marriott in Baltimore, Maryland. Completion of these acquisitions is subject to customary conditions, and we cannot assure you that we will be able to complete any of the acquisitions that we have under contract or that the terms we have negotiated will not change. Presented in the table below is certain descriptive information regarding our acquisition properties as of, and for the year ending, December 31, 2003.

						Revenue
		Year Built				per
		or		Average	Average	Available		EBITDA
Hotel Property(1)	Location	Renovated	Rooms	Occupancy(2)	Daily Rate(3)	Room(4)	EBITDA(5)	Multiple(6)

Sheraton Bucks County (unaudited)	Langhorne, PA	1986	187	68.2%	$109.82	$74.90	$2,216,377	7.5x
SpringHill Suites by Marriott	Baltimore, MD	2001	133	74.9	104.32	78.14	1,471,758	10.8x

Total/ Weighted
Average			320	71.0%	$107.41	$76.24	$3,688,135	8.8x

(1)	The financial information for these properties is derived from historical financial statements as of, and for the year ended, December 31, 2003.

(2)	Average occupancy represents the number of occupied rooms during the period divided by the total number of rooms available during that period.

(3)	Average daily rate represents the total room revenue for the applicable period divided by the number of occupied rooms.

(4)	Revenue per available room represents the total room revenue per total available rooms for the applicable period and is calculated by multiplying average occupancy by the average daily rate.

(5)	Represents earnings before interest, taxes, depreciation and amortization for the 12 months ended December 31, 2003. For a reconciliation of total EBITDA of our owned properties and these two acquisition properties to pro forma net income see “Selected Financial Information” in this prospectus.

(6)	EBITDA acquisition multiple represents the total acquisition price paid for the acquisition properties as a multiple of the EBITDA for the 12 months ended December 31, 2003.

     Sheraton Bucks County, Langhorne, Pennsylvania. The Sheraton Bucks County features 187 guest rooms, 12,000 square feet of meeting space, an indoor swimming pool, expanded exercise facility, one restaurant, and one lobby bar. The 15 story hotel has 470 parking spaces, fire safety sprinklers and an empty adjacent office building. We intend to use Remington Lodging to manage this hotel, under a license agreement with Starwood Hotels and Resorts.

      Demand for the hotel is group, corporate, and leisure. The asset is located in city of Langhorne approximately 1.2 miles east of the intersection of I-95 and U.S. Route One. Across the street is Sesame Place, a seasonal tourist destination, and Bucks County Business Park. Competitors include: Courtyard Langhorne, Courtyard Bensalem, Hampton Inn & Suites, Holiday Inn, Radisson, and Marriott Trenton, NJ. Demand generators for the hotel include: Rohm & Haas, Ronson, Waste Management, American Express, Lockheed Martin, and GE.

      We expect to acquire this property at an attractive yield with opportunities for enhancement through cost controls, a planned $5.6 million renovation and the sale of the attached 52,000 square foot office building.

      SpringHill Suites by Marriott, Baltimore, Maryland. The SpringHill Suites, BWI Airport has 133 suites, 1,100 square feet of meeting space, an indoor swimming pool, and exercise facility. The property is four stories high, has two elevators and 150 surface parking spaces. The asset is managed by PM Hospitality Strategies, a subsidiary of Buccini/ Pollin Group under a license agreement from Marriott International.

      Demand for the hotel is primarily corporate and government contractors, as the hotel is located in a business park adjacent to BWI Airport. Competitors include: Candlewood Suites, Holiday Inn, Courtyard, Comfort Suites, Wingate Inn, Hilton Garden Inn, Amerisuites, Holiday Inn Express and Hampton Inn. Demand generators include: Northrop Grumman, DSS, Cadman, Southwest Airlines, UPM Pharmaceuticals, and Amerigroup. NSA and Fort Meade are approximately eight miles south of the hotel.

      The SpringHill Suites BWI Airport is subject to a mortgage loan having an outstanding balance as of March 31, 2004 of approximately $6.8 million, at an effective interest rate of 350 basis points plus the average weekly yield for 30 day commercial paper. The term of the loan is 10 years, with no prepayment permitted prior to February 27, 2006. Principal and interest are payable monthly, and the loan matures on April 1, 2011.

      This property is a quality branded asset in a strong airport market with debt assumable on favorable terms and no required Marriott product improvement plan. The BWI airport is one of the fastest growing airports in the country. We expect to purchase this asset at an attractive initial yield, and the property has the potential for future growth following the current expansion of BWI Airport.

Asset Management and Consulting Agreements

      In connection with our initial public offering, we acquired eight asset management and consulting agreements between Ashford Financial and eight hotel management companies in consideration of 1,025,000 units of limited partnership interest of our operating partnership. Under these eight agreements, Ashford Financial provided asset management and consulting services to 27 hotels managed under contract with the eight management companies. We now hold Ashford Financial’s interest under the contributed agreements and perform the services instead of Ashford Financial. Each of the eight management companies is either a wholly owned subsidiary of Remington Hotel, which is owned 100% by Messrs. Archie and Montgomery Bennett, or is 100% owned by one or both of the Bennetts. Messrs. Archie and Montgomery Bennett also have a minority ownership interest in the underlying 27 hotels for which the asset management and consulting services are provided and own 100% of Ashford Financial Corporation.

Services

      For two of the hotels subject to the asset management and consulting agreements, we directly provide specific asset management services, including the following:

•	risk management and insurance procurement;

•	assistance with preparation of tax returns and monitoring of the payment of taxes;

•	negotiation of hotel franchise agreements and monitoring compliance with franchise requirements;

•	negotiation of property financings and monitoring compliance with loan covenants;

•	negotiation and closing of equipment leases;

•	property litigation management;

•	assistance with preparation of annual operating and capital budgets for the hotels; and

•	monitoring compliance with the management agreements.

      For the remaining 25 properties, we supervise the performance of these same services, which are provided directly by third parties or hotel employees. For all of the properties, we provide additional services such as market and feasibility analysis, capital improvement assistance, financial planning and franchise support.

Term

      The eight management companies provide services to the hotels pursuant to a separate management agreement with each of the 27 hotels. The term of each of the eight asset management and consulting agreements being contributed to our operating partnership will expire when all of the underlying management agreements expire (including all extension periods) or are terminated, unless such asset management and consulting agreement is earlier terminated pursuant to an uncured event of default. One of the management agreements expires in 2007, seven expire in 2008, seven expire in 2009, one expires in 2010, two expire in 2011, and the balance expire in 2020 or later, exercisable at the discretion of the manager. The management agreements generally have at least two renewal terms of five years each. Each of the management companies has agreed to exercise its renewal rights if it is commercially reasonable to do so.

Consulting Fee

      In exchange for performing the asset management and consulting services, we are entitled, as the assignee of Ashford Financial Corporation, to annual payments equal to 25.8% of the total amount of base and incentive fees payable to the management companies pursuant to the underlying management agreements. The remaining 74.2% of the property management fee will be payable to the actual property managers as compensation for managing the day-to-day operations of the related hotel, which services will not be provided by our company. These payments depend on revenue generated by the underlying hotels for which the asset management and consulting services will be provided, and, as a result, we cannot make any assurance that any particular amount of revenue, if any, will be generated pursuant to the contributed agreements, except the guaranteed portion of the fee described below We estimate that the fees for 2004 payable under these agreements will be approximately $1.3 million.

      If any covered property is sold at any time or upon expiration of the underlying management agreement, we will no longer derive any income from such property, thereby reducing the income we receive under the applicable asset management and consulting agreement. Any such sale or expiration of a management agreement will have no effect on the guaranteed minimum fee described below.

      Pursuant to a written guaranty agreement executed by Ashford Financial Corporation for our benefit, Ashford Financial Corporation has guaranteed that we will be paid a minimum of $1.2 million per year for each of the first five years, in consulting fees under all of the asset management and consulting agreements, for a total guarantee of $6.0 million. We will be entitled to this guaranteed minimum amount even if, during the five-year period, any of the 27 hotel properties is sold or if the hotels fail to generate sufficient revenue to result in at least $1.2 million in fees to us per year. The minimum guaranteed amount will be subject to annual adjustments based on the consumer price index. This guaranty is secured by 1,025,000 units of limited partnership interest in Ashford Hospitality Limited Partnership held by Ashford Financial Corporation. A pro rata portion of the units will be released from the pledge each year over the five-year term of the guaranty, provided the guaranteed minimum fee has been paid.

      On October 16, 2003, we exercised our option to reassign our rights under these eight asset management and consulting contracts back to Ashford Financial until January 1, 2004 to meet REIT eligible-income thresholds in 2003. As a result, we did not collect related asset management fee income in 2003 of approximately $250,000. However, the related guarantee of payment associated with these fees was extended for a like period.

Substitution of Management Agreement

      During the five year period ending August 29, 2008, if any of the covered hotel properties is sold, the management company has the right, in its sole election, to substitute a new management agreement.

Events of Default

      Each of the following is an event of default under the asset management and consulting agreements:

•	Our operating partnership or the management company experiences certain bankruptcy-related events.

•	The management company fails to make any payment due under an asset management and consulting agreement, subject to a 10-day grace period.

•	Our operating partnership or the management company does not observe or perform any other term of the asset management and consulting agreement, subject to a 30-day grace period that can be extended to a maximum of 120 days.

      If an event of default occurs and continues beyond any grace period, the non-defaulting party will have the option of terminating the applicable asset management and consulting agreement. If an asset management and consulting agreement is terminated as a result of an event of default, we will be entitled to receive any consulting fees earned and accrued through the date of termination. We will still be entitled under the guaranty agreement to a guaranty of the minimum annual $1.2 million consulting fees if an asset management and consulting agreement is terminated because of our default or the default of the management company.

Leases

      Each of our hotels is owned by our operating partnership and leased to Ashford TRS (or another taxable REIT subsidiary of ours), pursuant to a percentage lease. Additionally, we intend to lease all hotels we acquire in the future, other than pursuant to sale-leaseback transactions with unrelated third parties, to Ashford TRS, pursuant to the terms of percentage leases that are generally similar to the terms of the existing percentage leases. Our management team will negotiate the terms and provisions of each future lease, considering such things as the purchase price paid for the hotel, then current economic conditions and any other factors deemed relevant at the time.

Term

      Each of our hotel leases has a non-cancelable term of five years. The leases may be terminated earlier than the stated term if certain events occur, including specified damages to the related hotel, a condemnation of the related hotel or the sale of the related hotel, or an event of default which is not cured within any applicable cure or grace periods.

Amounts Payable Under Leases

      The leases generally provide for Ashford TRS to pay in each calendar month the base rent plus, in each calendar quarter, percentage rent, if any. The percentage rent for each hotel equals the sum of (i) a percentage of gross revenues up to a specified threshold, (ii) a percentage of gross revenues in excess of the specified threshold but less than a second incentive threshold, and (iii) a percentage of gross revenues in excess of the second incentive threshold. During the period from our initial public offering through December 31, 2003, we received lease payments totaling $5.3 million.

Maintenance and Modifications

      The operating partnership is required to establish and fund, in respect of each fiscal year during the terms of the leases, a reserve account, in the amount of at least 4% of gross revenues per quarter for the replacement and refurbishment of furniture, fixtures and equipment and other capital improvements to be made as required under the applicable hotel management agreement. To the extent that amount is not used in a particular quarter, the unused amount will be carried forward, cumulatively, to future quarters. As of December 31, 2003, our operating partnership had funded approximately $0.7 million, with $0.6 million still available for use in future quarters. Ashford TRS is responsible for all routine repair and maintenance of the hotels, and the operating partnership is responsible for non-routine capital expenditures. Any capital improvements to the hotels will be made pursuant to the capital improvement budget as approved by us.

      Ashford TRS, at its own expense, may make routine additions, modifications or improvements to the hotels, so long as any such additions, modifications or improvements do not significantly alter the character or purposes of the hotels or significantly detract from the value or operating efficiencies of the hotels. Any such additions, modifications or improvements will be subject to the terms and provisions of the leases and will become our property upon the termination of the related lease. We own substantially all personal property (other than inventory, linens and other nondepreciable personal property) not affixed to, or deemed a part of, the real estate or improvements on our hotels, unless ownership of such personal property would cause the rent under a lease not to qualify as “rents from real property” for REIT income test purposes. See “Federal Income Tax Consequences of Our Status as a REIT — Income Tests.”

Assignment and Subleasing

      Ashford TRS is not permitted to sublet any part of the hotels or assign its interest under any of the leases without our prior written consent. No assignment or subletting will release Ashford TRS from any of its obligations under the leases.

Events of Default

      Events of Default under the leases include:

•	Ashford TRS fails to pay rent or other amounts due under the lease, provided that Ashford TRS has a 10-day grace period after receiving a written notice from us that such amounts are due and payable before an event of default would occur.

•	Ashford TRS does not observe or perform any other term of a lease, provided that Ashford TRS has a 30 day grace period after receiving a written notice from us that a term of the lease has been violated before an event of default of default would occur. There are certain instances in which the 30-day grace period can be extended to a maximum of 120 days.

•	Ashford TRS is the subject of a bankruptcy or reorganization event that is not discharged within 60 days.

•	Ashford TRS voluntarily ceases operations of the hotels for a period of more than 30 days except as a result of damage, destruction, condemnation, or certain specified unavoidable delays.

•	Ashford TRS is liquidated or dissolved or begins proceedings towards such liquidation or dissolution, or in any manner permits the sale or divestiture of substantially all of its assets.

•	An event of default is declared by the franchisor under the franchise license for the related hotel because of any action or failure to act by Ashford TRS, and Ashford TRS has failed to cure the underlying default under the franchise license within 30 days thereafter.

      If an event of default occurs and continues beyond any grace period, we have all remedies available at law or in equity, including the option of terminating the related lease. If we decide to terminate a lease, we must give Ashford TRS 10 days’ written notice. Unless the event of default is cured before the termination date we specify in the termination notice, the lease will terminate on the specified termination notice. In that event, Ashford TRS will be required to surrender possession of the related hotel.

Termination of Leases

      Our operating partnership has the right to terminate any lease with 30 days notice to Ashford TRS. If we elect to terminate a lease, we must either:

•	pay Ashford TRS the fair market value of its leasehold interest in the remaining term of the lease; or

•	offer to lease to Ashford TRS one or more substitute hotels on terms that will create a leasehold interest in such hotels with a fair market value equal to or greater than the fair market value of their remaining leasehold interest under the terminated lease.

Management Agreements

      Pursuant to the terms of a management agreement, we have engaged Remington Lodging, which is owned by Messrs. Archie and Montgomery Bennett and is an affiliate of Remington Hotel Corporation, as the property manager for 13 of our 17 hotels. Remington Lodging may also be the property manager for any future hotels that we may acquire. Our remaining four hotel properties are managed by Noble Management Group, a management company unaffiliated with us. Additionally, if we acquire the SpringHill Suites by Marriott in Baltimore, Maryland, that property will be managed by PM Hospitality Strategies, a management company unaffiliated with us.

Remington Lodging Management Agreement

      Term. The management agreement with Remington Lodging provides, as to each of our hotels, for an initial term of 10 years. The term may be renewed by Remington Lodging, at its option, subject to certain performance tests, for three successive periods of seven years each and, thereafter, a final term of four years, provided that at the time the option to renew is exercised, Remington Lodging is not then in default under the management agreement. If at the time of the exercise of any renewal period, Remington Lodging is in default, then the exercise of the renewal option will be conditional on timely cure of such default, and if such default is not timely cured, then Ashford TRS may terminate the management agreement. If Remington Lodging desires to exercise any option to renew, it must give Ashford TRS written notice of its election to renew the management agreement no less than 90 days before the expiration of the then current term of the management agreement.

      Amounts Payable. Remington Lodging receives a base management fee, and if the hotels meet and exceed certain thresholds, an additional incentive management fee. The base management fee for each hotel is due monthly and is equal to the greater of:

•	$10,000 (increased annually based on consumer price index adjustments); and

•	3.0% of the gross revenues associated with that hotel for the related month.

      The incentive management fee, if any, for each hotel is due annually in arrears within 90 days of the end of the fiscal year and is equal to the lesser of (i) 1% of gross revenues and (ii) the amount by which the actual gross operating profit exceeds the target gross operating profit as set forth in the annual operating budget approved for the applicable fiscal year. If, however, based on actual operations and revised forecasts from time to time, it is reasonably anticipated that the incentive fee will be earned, Ashford TRS will consider payment of the incentive fee pro-rata on a quarterly basis.

      The incentive fee is designed to encourage Remington Lodging to generate higher gross operating profit at each hotel by increasing the fee due to Remington Lodging when the hotels generate gross operating profit above certain threshold levels. Any increased revenues will generate increased lease payments under the percentage leases and should thereby benefit our stockholders. From the period beginning with our initial public offering and ending on December 31, 2003, we paid $0.7 million in management fees under our management agreement.

      Early Termination. The management agreement with Remington Lodging may be terminated as to one or more of the hotels earlier than the stated term if certain events occur, including:

•	a sale of a hotel or a substitution of the hotel;

•	the failure of Remington Lodging to satisfy certain performance standards with respect to any of the future hotels or, after the initial 10-year term, the six initial hotels;

•	for the convenience of Ashford TRS;

•	in the event of a casualty to, condemnation of, or force majeure involving a hotel; or

•	upon a default by Remington Lodging or us that is not cured prior to the expiration of any applicable cure periods.

      Termination Fees. In certain cases of early termination of the management agreement with Remington Lodging with respect to one or more of the hotels, we must pay Remington Lodging termination fees, plus any amounts otherwise due to Remington Lodging pursuant to the terms of the management agreement. If any of the properties that we acquired in connection with our initial public offering is sold prior to August 29, 2013 we will owe termination fees not to exceed the estimated management fee that would have otherwise been due with respect to the sold property from the time of sale through August 29, 2013. If any other property that is managed by Remington Lodging is sold within 12 months of becoming subject to the Remington Lodging management agreement, we will owe termination fees equal to the estimated management fee that would have been due from the time of sale through the end of the first year of the term of the management agreement. If we were to terminate the management agreement with respect to all 13 of our hotels that are currently being managed by Remington Lodging because we elected to sell those hotels, the fee would be approximately $11.3 million. If we elect to terminate the management agreement with respect to a particular hotel, at any time, for our convenience, we must pay a termination fee to Remington Lodging equal to the product obtained by multiplying 65% of the annual management fees and nine. If any hotel being managed by Remington Lodging is the subject of a casualty and we elect not to rebuild the damaged hotel, we will owe termination fees to Remington Lodging equal to those applicable if we had sold such hotel (except that for a hotel subject to casualty after the first management year and not acquired in connection with our initial public offering, the termination fees would be the fees payable as if we terminated for convenience, if we have funds to rebuild the hotel and do not). Finally, if any hotel being managed by Remington Lodging fails to satisfy applicable performance tests, as described below, we may terminate the management agreement with respect to that hotel and pay a termination fee equal to 60% of the termination fees due if we want to terminate for convenience. The termination fees due to Remington Lodging are payable only if Remington Lodging is not then in default under its management agreement, subject to certain cure and grace periods.

      Failure to Satisfy Performance Test. The hotels we acquired in connection with our initial public offering are not subject to the performance test until after the initial 10-year term of the management agreement. If any of the other hotels managed by Remington Lodging fail to satisfy the performance test, Ashford TRS may terminate the management agreement with respect to such hotel, and we must pay to Remington Lodging a termination fee as described above. Remington Lodging will have failed the performance test with respect to a particular hotel if during any fiscal year during the term (i) such hotel’s gross operating profit margin for that fiscal year is less than 75% of the average gross operating profit margins of comparable hotels in similar markets and geographical locations, as reasonably determined by Remington Lodging and us and (ii) such hotel’s RevPAR yield penetration is less than 80% of the RevPAR yield penetration of a pre-identified competitive set (subject to adjustment from time to time) of hotels (which includes the hotel). Upon a performance test failure, Ashford TRS must give Remington Lodging two years to cure. If, within the first year, the performance test failure has not been cured, then we may, in order not to waive the failure, require Remington Lodging to engage a nationally-recognized consultant with significant hotel lodging experience reasonably acceptable to both of us, to make a determination as to whether or not another management company could have managed the hotel in a materially more efficient manner. If the consultant’s determination is in the affirmative, then Remington Lodging must engage such consultant to assist with the cure of such performance failure during the second year of the cure period. If the consultant’s determination is in the negative, then Remington Lodging will be deemed not to be in default under the performance test. The cost of such consultant will be shared by Ashford TRS and Remington Lodging equally. If Remington Lodging fails the performance test during the second year of the cure period and the consultant again makes a finding that another manager could manage materially better than Remington Lodging, then Ashford TRS has the right to terminate the management agreement with respect to such hotel and to pay to Remington Lodging the termination fee described above. Further, if any of the future hotels are within a cure period due to a failure of the performance test, an exercise of a renewal option will be conditioned upon timely cure of the performance test failure, and if the performance failure is not timely cured, Ashford TRS may elect to terminate the management agreement without paying any termination fee.

      New Manager; Mutual Exclusivity Agreement. Pursuant to the mutual exclusivity agreement between Remington Hotel, Remington Lodging and us, we have engaged Remington Lodging for the management, development, construction, project management and certain other services in connection with all hotels acquired by us unless our independent directors either (i) unanimously vote to engage another manager or developer, or (ii) based on special circumstances or past performance, by a majority vote elect not to engage Remington Lodging because they have determined that it would be in our best interest not to engage Remington Lodging or that another manager or developer could perform the duties materially better. If the management agreement terminates as to all of the hotels covered in connection with a default under the management agreement, the mutual exclusivity agreement will also terminate. See “Business and Properties — Mutual Exclusivity Agreement.”

      Assignment and Subleasing. Neither Remington Lodging nor Ashford TRS may assign its rights and obligations under the management agreement without the other party’s prior written consent. However, Remington Lodging may assign its rights and obligations to an affiliate of Remington Lodging that satisfies the eligible independent contractor requirements and is “controlled” by Messrs. Archie and Montgomery Bennett or their respective family partnership or trusts, the sole members of which are at all times lineal descendants of Messrs. Archie and Montgomery Bennett (including step children) and spouses. “Control” means (i) the possession of a majority of the capital stock and voting power of such affiliate, directly or indirectly, or (ii) the power to direct or cause the direction of the management and policies of such affiliate in the capacity of chief executive officer, president, chairman, or other similar capacity where they are actively engaged or involved in providing such direction or control and spend a substantial amount of time managing such affiliate. No assignment will release Remington Lodging from any of its obligations under the management agreement.

      Annual Operating Budget. The management agreement provides that not less than 45 days prior to the beginning of each fiscal year during the term of the management agreement, Remington Lodging will submit to Ashford TRS for each of the hotels, an annual operating budget setting forth in detail an estimated profit and loss statement for the next 12 months (or for the balance of the fiscal year in the event of a partial first fiscal year), including a schedule of hotel room rentals and other rentals and a marketing and business plan for each of the hotels. The budget is subject to Ashford TRS approval, which may not be unreasonably withheld. The budget may be revised from time to time, taking into account such circumstances as Ashford TRS deems appropriate or as business and operating conditions shall demand, subject to the reasonable approval of Remington Lodging. In December 2003, Remington Lodging submitted the 2004 operating budget for each of the properties we owned at that time to Ashford TRS, and Ashford TRS has approved each budget.

      Capital Improvement Budget. Remington Lodging must prepare a capital improvement budget of the expenditures necessary for replacement of furniture, fixtures and equipment and building repairs for the hotels during the following fiscal year and provide such budget to Ashford TRS for approval, which approval may not be unreasonably withheld, at the same time Remington Lodging submits the proposed annual operating budget for approval. In February 2004, Remington Lodging submitted the 2004 capital improvement budget for each of the properties we owned at that time to Ashford TRS, and Ashford TRS has approved each budget.

      Remington Lodging will, in accordance with the capital improvement budget, make such substitutions and replacements of or renewals to furniture, fixtures and equipment and non-routine repairs and maintenance as it deems necessary to maintain our hotels. Remington Lodging may not make any other expenditures without Ashford TRS approval, except expenditures which are required by reason of (i) any emergency, (ii) applicable legal requirements, (iii) the terms of any franchise agreement or (iv) the need to provide for the continued safe and orderly operation of our hotels. The cost of all such changes, repairs, alterations, improvements, renewals, or replacements will be paid from the capital improvement reserve or other monies advanced by Ashford TRS.

      Service and Project Management Fees. Ashford TRS has agreed to pay Remington Lodging a project management fee equal to 4% of the total project costs associated with the implementation of the approved capital improvement budget or renovation project for a hotel until the capital improvement budget and renovation project costs involve expenditures in excess of 5% of gross revenues of the related hotel, whereupon the project management fee will be 3% of total project costs in excess of the 5% of gross revenue threshold. In addition, Ashford TRS has agreed to pay Remington Lodging additional fees at then-current market rates for other services beyond managing the hotels or implementing the capital improvement budget. These other services include: (i) construction management, (ii) interior design assistance involved in implementing the capital improvement budget, (iii) managing architects and preparing drawings applicable to the implementation of the capital improvement budget and reviewing plans, drawings, shop drawings and other matters necessary for the proper implementation of the capital improvement budget, (iv) purchasing services, (v) managing freight selection and shipping processes, (vi) warehousing of goods delivered at the job site, inspection of materials delivered, and the filing of claims associated with the delivery of defective or damaged goods and (vii) supervising and overseeing of the installation of furniture, fixtures and equipment.

      The fees for the additional services will be consistent with the approved capital improvement budget and will be deemed approved by Ashford TRS unless a majority of our independent directors determine that such fees for the additional services are not in line with market rates for similar services. In the event that the majority of our independent directors determine that the fees for the additional services are not market, Ashford TRS and Remington Lodging will engage a consultant reasonably satisfactory to both parties to provide then current market information with respect to the proposed fees and a written recommendation as to whether such fees are market rates or not. If the consultant determines that such fees as proposed by Remington Lodging are market, then we agree to pay any consultant fees incurred by the consultant in making the determination. If the consultant’s recommendation does not support the fees as proposed by Remington Lodging, then Remington Lodging agrees to pay the consultant’s fees incurred in connection with the determination and may, at its election, perform such service for fees consistent with the market research and recommendation of the consultant.

      Indemnity Provisions. Remington Lodging has indemnified Ashford TRS against all damages not covered by insurance that arise from: (i) the fraud, willful misconduct or gross negligence of Remington Lodging; (ii) employee claims based on a substantial violation by Remington Lodging of employment laws or that are a direct result of the corporate policies of Remington Lodging; (iii) the knowing or reckless placing, discharge, leakage, use or storage of hazardous materials in violation of applicable environmental laws on or in any of our hotels by Remington Lodging; or (iv) the breach by Remington Lodging of the management agreement, including action taken by Remington Lodging beyond the scope of its authority under the management agreement, which is not cured.

      Except to the extent indemnified by Remington Lodging as described in the preceding paragraph, Ashford TRS has agreed to indemnify Remington Lodging against all damages not covered by insurance and that arise from: (i) the performance of Remington Lodging’s services under the management agreement; (ii) the condition or use of our hotels; (iii) certain liabilities to which Remington Lodging is subjected pursuant to the WARN Act in connection with the termination of the management agreement;

or (iv) any claims made by an employee of Remington Lodging against Remington Lodging or Ashford TRS that are based on a violation or alleged violation of the employment laws.

      Events of Default. Events of default under the Remington Lodging management agreement include:

•	Ashford TRS or Remington Lodging experiences a bankruptcy-related event that is not discharged within 90 days.

•	Ashford TRS or Remington Lodging fails to make any payment due under the management agreement, subject to a 10-day grace period.

•	Ashford TRS or Remington Lodging fails to observe or perform any other term of the management agreement, subject to a 30-day grace period. There are certain instances in which the 30-day grace period extends to 120 days.

•	Remington Lodging does not qualify as an “eligible independent contractor” as such term is defined in Section 856(d)(9) of the Internal Revenue Code of 1986, as amended.

      If an event of default occurs and continues beyond any grace period, the non-defaulting party will have the option of terminating the management agreement, on 30 days’ notice to the other party. If the event of default relates solely to one or more, but not all, of the hotels, then the management agreement may only be terminated with respect to the hotels to which the event of default relates.

Noble Management Group Management Agreement

      We have a separate management agreement with Noble Management Group for the Hampton Inn in Lawrenceville, Georgia, the Hilton Garden Inn in Jacksonville, Florida, the Homewood Suites in Mobile, Alabama and the SpringHill Suites by Marriott in Jacksonville, Florida. The terms of the four agreements are substantially similar and are described below.

      Term. The management agreements with Noble Management each provide for an initial term of three years, with two successive one year renewable terms.

      Amounts Payable. With respect to each hotel managed by Noble Management, it receives a management fee equal to 3.0% of the gross revenues associated with that hotel for the related month.

      Early Termination. The management agreements with Noble Management may be terminated earlier than the stated term if certain events occur, including:

•	a sale of a hotel;

•	the failure of Noble Management to satisfy certain performance standards with respect to a hotel;

•	in the event of a casualty to, condemnation of, or force majeure involving a hotel; or

•	upon a default by Noble Management or us that is not cured prior to the expiration of any applicable cure periods.

      Termination Fees. In certain cases of early termination of the management agreements with Noble Management, we must pay Noble Management termination fees, plus any amounts otherwise due to Noble Management pursuant to the terms of the management agreement. Termination fees equal to the estimated management fees for the lesser of 12 months or the remaining term will be due to Noble if the management agreement is terminated for a reason other than (i) a casualty or condemnation of the property, (ii) by mutual written agreement of us and Noble Management, (iii) gross negligence, willful misconduct or fraud by Noble Management, (iv) expiration of the term or (v) sale of the property.

      Assignment and Subleasing. Neither we nor Noble Management may assign our respective rights and obligations under the management agreement without the other party’s prior written consent, except that we may assign our rights in connection with the sale of a hotel.

      Indemnity Provisions. Noble Management has indemnified us against all damages not covered by insurance that arise from: (i) the fraud, willful misconduct or gross negligence of Noble Management; (ii) any action taken by Noble Management, its employee or agent, which is beyond the scope of the property manager’s authority under the management agreement, (iii) employee claims based on a substantial violation by Noble Management of employment laws or that are a direct result of the corporate policies of Noble Management; (iv) the knowing or reckless placing, discharge, leakage, use or storage of hazardous materials in the related hotels by Noble Management during the terms of the management agreement.

      Except to the extent indemnified by Noble Management as described in the preceding paragraph, we have agreed to indemnify Noble Management against all damages that arise from: (i) the performance of Noble Management services under the management agreement; (ii) any act or omission by us or any third party (except those for which Noble Management or the seller of the property has indemnified us); or (iii) any other occurrence related to the hotel or Noble Management’s duties under the management agreement.

Mutual Exclusivity Agreement

      We and Ashford Hospitality Limited Partnership, our operating partnership, have entered into a mutual exclusivity agreement with Remington Lodging, Remington Hotel and Messrs. Archie and Montgomery Bennett regarding lodging investment opportunities any of us identifies in the future. Messrs. Archie and Montgomery Bennett are the sole owners of Remington Hotel and Remington Lodging.

Term

      The initial term of the mutual exclusivity agreement 10 years, beginning on the date of our initial public offering. This term will automatically extend for three additional renewal periods of seven years each and a final renewal period of four years, for a total of up to 25 additional years. The agreement may be sooner terminated because of:

•	an event of default (see “— Events of Default”),

•	a party’s early termination rights (see “— Early Termination”), or

•	a termination of the management agreement between Ashford TRS and Remington Lodging because of an event of default under the management agreement with respect to all properties (see “— Relationship with Management Agreement”).

Our Exclusivity Rights

      Remington Lodging, Remington Hotel and Messrs. Archie and Montgomery Bennett have granted us a first right of refusal to pursue all lodging investment opportunities identified by Remington Lodging or Remington Hotel or their affiliates (including the Bennetts), including opportunities to buy hotel properties, to buy land and build hotels, to buy existing loans on hotel properties, to make loans on hotel properties, or to otherwise invest in hotel properties. If investment opportunities are identified, Remington Hotel, Remington Lodging, or the Bennetts, as the case may be, will not pursue those opportunities (except as described below) and will give us a written notice and description of the investment opportunity, and we will have 10 business days to either accept or reject the investment opportunity. If we reject the opportunity, Remington Lodging or Remington Hotel or its respective affiliates may then pursue such investment opportunity on the same terms as offered to us. If the terms of such investment opportunity materially change, then Remington Lodging or Remington Hotel must offer the revised investment opportunity to us, whereupon we will have 10 business days to either accept or reject the opportunity on the revised terms.

Reimbursement of Costs

      If we accept an investment opportunity from Remington Lodging or Remington Hotel, we will be obligated to reimburse Remington Lodging or Remington Hotel for the actual out-of-pocket and third-party expenses in connection with such investment opportunity, including any earnest money deposits, but excluding any finder’s fees, brokerage fee, development fee, management fee or other compensation to Remington Lodging, Remington Hotel or their affiliates. Remington Lodging or Remington Hotel must submit to us an accounting of the costs in reasonable detail.

Exclusivity Rights of Remington Lodging

      If we elect to pursue an investment opportunity that consists of buying a hotel property or buying land for the purpose of building a hotel property, or constructing hotel improvements, we will hire Remington Lodging to manage the hotel, build the hotel, construct the improvements or provide project management or other services unless our independent directors either (i) unanimously elect not to engage Remington Lodging, or (ii) by a majority vote, elect not to engage Remington Lodging because they have determined (A) special circumstances exist such that it would be in our best interest not to engage Remington Lodging for the particular hotel, or (B) based on the prior performance of Remington Lodging, another manager or developer could perform the duties materially better than Remington Lodging for the particular hotel. In return, Remington Lodging has agreed that it will provide those services to us.

Excluded Investment Opportunities

      The following are excluded from the mutual exclusivity agreement and are not subject to any exclusivity rights or right of first refusal:

•	With respect to Remington, an investment opportunity where our independent directors have unanimously voted not to engage Remington Lodging as the manager or developer.

•	With respect to Remington, an investment opportunity where our independent directors, by a majority vote, have elected not to engage Remington Lodging as the manager or developer based on their determination that special circumstances exist such that it would be in our best interest not to engage Remington Lodging with respect to the particular hotel.

•	With respect to Remington, an investment opportunity where our independent directors, by a majority vote, have elected not to engage Remington Lodging as the manager or developer because they have determined that another manager or developer could perform the management or development duties materially better than Remington Lodging for the particular hotel, based on Remington Lodging’s prior performance.

•	Existing hotel investments of Remington Lodging, Remington Hotel, or affiliates with any of their existing joint venture partners or property owners.

•	Existing bona fide arm’s length third party management arrangements (or arrangements for other services such as project management) of Remington Lodging, Remington Hotel, or any of their affiliates with third parties other than us and our affiliates.

•	Like-kind exchanges that may be made pursuant to existing contractual obligations by any of the existing joint ventures in which Remington Lodging, Remington Hotel, or their affiliates have an ownership interest.

Management or Development

      If we hire Remington Lodging to manage a hotel or construct hotel improvements, it will be pursuant to the terms of the management agreement between us and Remington Lodging. If we hire Remington Lodging to develop a hotel, the terms of the development will be pursuant to a form of development agreement that has been approved by us.

Events of Default

      Each of the following is a default under the mutual exclusivity agreement:

•	we, Remington Lodging or Remington Hotel experience a bankruptcy-related event;

•	we fail to reimburse Remington Lodging or Remington Hotel as described under “— Reimbursement of Costs,” subject to a 30-day cure period;

•	we, Remington Lodging or Remington Hotel does not observe or perform any other term of the agreement, subject to a 30-day cure period (up to a maximum of 120 days in certain instances); and

•	Remington Lodging, Remington Hotel or an affiliate defaults under the terms of any document that evidences the investment opportunity accepted by us, subject to any cure periods provided in such document.

      If a default occurs, the non-defaulting party will have the option of terminating the mutual exclusivity agreement and pursuing its rights and remedies under applicable law.

Early Termination

      Remington Lodging and Remington Hotel have the right to terminate the exclusivity rights granted to us if:

•	Montgomery Bennett is removed as our Chief Executive Officer without cause, resigns for good reason, or his employment agreement is not renewed or there is a change in control of us and Mr. Bennett resigns within 12 months after the change in control, except, in all such cases, because of his death;

•	Archie Bennett, Jr. is removed as one of our directors without cause, is not renominated to serve as Chairman or resigns for good reason, or there is a change in control of us and Mr. Bennett resigns within 12 months after the change in control, except, in all such cases, because of his death;

•	upon expiration of the non-competition restrictions contained in the employment agreement of Montgomery Bennett, which apply if Montgomery Bennett has resigned without good reason as our Chief Executive Officer, if his employment agreement is not renewed, or if we terminate his employment for cause, if we have not then already terminated the exclusivity rights granted to Remington Lodging and Remington Hotel as a result of his resignation or our termination of his employment for cause;

•	subject to each party’s obligation to act in good faith, Montgomery Bennett is no longer our Chief Executive Officer and is subject to the non-competition restrictions in his employment agreement, and our independent directors, three times in a calendar year, in any combination set forth below:

—	elect not to pursue an investment opportunity presented to us by Remington Lodging, Remington Hotel or their affiliates;

—	elect not to engage Remington Lodging with respect to a management or development opportunity we have elected to pursue; or

—	fail to close on an investment opportunity presented to us by Remington Lodging, Remington Hotel or their affiliates (and accepted by us), and the failure to close is caused by us and not the third party selling the investment opportunity; or

•	we terminate the Remington exclusivity rights because (i) Montgomery Bennett resigns as our Chief Executive Officer without good reason or we terminate his employment for cause, (ii) Remington Lodging or Remington Hotel is no longer controlled by Archie Bennett, Jr. or Montgomery Bennett or their respective family partnership or trusts (as described below in the third bullet point describing our termination rights) or (iii) we experience a change in control and terminate the management agreement with Remington Lodging.

      We may terminate the exclusivity rights granted to Remington Lodging if:

•	Remington Lodging fails to qualify as an “eligible independent contractor” as defined in Section 856(d)(9) of the Internal Revenue Code;

•	Montgomery Bennett resigns as our Chief Executive Officer without good reason or if we terminate his employment for cause;

•	if either Remington Lodging or Remington Hotel is no longer “controlled” by Archie Bennett, Jr. or Montgomery Bennett or their respective family partnership or trusts, the sole members of which are at all times lineal descendants of Archie Bennett, Jr. or Montgomery Bennett (including step children) and spouses. “Control” means (i) the possession, directly or indirectly, of a majority of the capital stock and voting power of Remington Lodging and Remington Hotel, or (ii) the power to direct or cause the direction of the management and policies of Remington Lodging and Remington Hotel by serving as chief executive officer, president, chairman or similar position and spending a substantial amount of time managing Remington Lodging and Remington Hotel;

•	if we experience a change in control and terminate the management agreement between us and Remington Lodging and have paid the termination fee owing to Remington Lodging under the management agreement in the event of our termination for convenience; or

•	if Remington Lodging or Remington Hotel terminates the exclusivity rights granted to us pursuant to an early termination right that they have.

“Cause” and “good reason” for Montgomery Bennett and Archie Bennett, Jr., respectively, are defined in the employment agreement of Montgomery Bennett and the non-competition agreement of Archie Bennett, Jr.

Relationship with Management Agreement

      The rights provided to us and to Remington Lodging and Remington Hotel in the exclusivity agreement may be terminated if the management agreement between us and Remington Lodging terminates in its entirety because of an event of default as to all of the managed properties. A termination of Remington Lodging’s management rights with respect to one or more hotels (but not all hotels) does not terminate the mutual exclusivity agreement. A termination of the mutual exclusivity agreement does not terminate the management agreement either in part or in whole, and the management agreement would continue in accordance with its terms as to the hotels it covers, despite a termination of the mutual exclusivity agreement.

Franchise Licenses

      All of our current hotel properties are operated under franchise licenses. We anticipate that most of the additional hotels we acquire will also be operated under franchise licenses. We believe that the public perception of quality associated with a franchisor is an important feature in the operation of a hotel. Franchisors provide a variety of benefits for franchisees, which include national advertising, publicity and other marketing programs designed to increase brand awareness, training of personnel, continuous review of quality standards and centralized reservation systems. Currently, 16 of our 17 hotel properties are operated under the following franchise licenses:

•	seven Embassy Suites, a registered trademark of Hilton Hospitality, Inc.;

•	two Radissons, a registered trademark of Radisson Hotels International, Inc.;

•	two Doubletrees, a registered trademark of Hilton Hospitality, Inc.;

•	one SpringHill Suites, a registered trademark of Marriott International, Inc.;

•	one Residence Inn by Marriott, a registered trademark of Marriott International, Inc.;

•	one Hilton Garden Inn, a registered trademark of Hilton Hospitality, Inc.;

•	one Hampton Inn, a registered trademark of Hilton Hospitality, Inc.; and

•	one Homewood Suites by Hilton, a registered trademark of Hilton Hospitality, Inc.

      Our management companies, including Remington Lodging, must operate each hotel pursuant to the terms of the related franchise agreement, and must use their best efforts to maintain the right to operate each hotel as such. In the event of termination of a particular franchise agreement, our management companies must operate the effected hotels under such other franchise agreement, if any, as we enter into or obtain as franchisee.

      The franchise licenses generally specify certain management, operational, record keeping, accounting, reporting and marketing standards and procedures with which the franchisee must comply. Under the franchise licenses the franchisee must comply with the franchisors’ standards and requirements with respect to:

•	training of operational personnel;

•	safety;

•	maintaining specified insurance;

•	the types of services and products ancillary to guest room services that may be provided;

•	display of signage; and

•	the type, quality and age of furniture, fixtures and equipment included in guest rooms, lobbies and other common areas.

Employees

      At December 31, 2003, we had 17 full-time employees. The employees perform directly or through our operating partnership various acquisition, development, redevelopment, and corporate management functions. All persons employed in the day-to-day operation of our hotels are employees of the management companies engaged by our lessees, and are not our employees.

Environmental Matters

      Under various federal, state, and local laws and regulations, an owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on such property. These laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence of hazardous or toxic substances. Furthermore, a person that arranges for the disposal of a hazardous substance or transports a hazardous substance for disposal or treatment from property owned by another may be liable for the costs of removal or remediation of hazardous substances released into the environment at that property. The costs of remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to promptly remediate such substances, may adversely affect the owner’s ability to sell the affected property or to borrow using the affected property as collateral. In connection with the ownership and operation of our properties, we, our operating partnership, or Ashford TRS may be potentially liable for any such costs. In addition, the value of any lodging property loan we make or acquire would be adversely affected if the underlying property contained hazardous or toxic substances.

      Recent Phase I environmental assessments have been obtained on each of our properties. The Phase I environmental assessments were intended to identify potential environmental contamination for which our properties may be responsible. The Phase I environmental assessments included:

•	historical reviews of the properties,

•	reviews of certain public records,

•	preliminary investigations of the sites and surrounding properties,

•	screening for the presence of hazardous substances, toxic substances, and underground storage tanks, and

•	the preparation and issuance of a written report.

      The Phase I environmental assessments did not include invasive procedures, such as soil sampling or ground water analysis.

      The Phase I environmental assessments have not revealed any environmental liability that we believe would have a material adverse effect on our business, assets, results of operations, or liquidity, and we are not aware of any such liability. However, it is possible that these environmental assessments did not reveal all environmental liabilities. There may be material environmental liabilities of which we are unaware, including environmental liabilities that may have arisen since the Phase I assessments were completed or updated. No assurances can be given that (i) future laws, ordinances, or regulations will not impose any material environmental liability, or (ii) the current environmental condition of our properties will not be affected by the condition of properties in the vicinity of our properties (such as the presence of leaking underground storage tanks) or by third parties unrelated to the us. To the extent that a Phase I environmental assessment reveals facts that require further investigation, we will perform a Phase II environmental assessment.

      We believe that our properties are in compliance in all material respects with all federal, state, and local ordinances and regulations regarding hazardous or toxic substances and other environmental matters. Neither we nor, to our knowledge, any of the former owners of our properties have been notified by any governmental authority of any material noncompliance, liability, or claim relating to hazardous or toxic substances or other environmental matters in connection with any of our properties.

Insurance

      We maintain comprehensive insurance, including liability, fire, workers’ compensation, extended coverage, rental loss, environmental, terrorism and, when available on reasonable commercial terms, flood and earthquake insurance, with policy specifications, limits, and deductibles customarily carried for similar properties. Certain types of losses (for example, matters of a catastrophic nature such as acts of war, earthquakes, or substantial known environmental liabilities) are either uninsurable or require such substantial premiums that the cost of maintaining such insurance is economically infeasible. Certain types of losses, such as those arising from subsidence activity, are insurable only to the extent that certain standard policy exceptions to insurability are waived by agreement with the insurer. See “Risk Factors — Risks Related to the Real Estate Industry — We may experience uninsured or underinsured losses.” We believe, however, that our properties are adequately insured, consistent with industry standards.

Depreciation

      We use the carryover basis for determining the tax basis for each of our properties contributed in connection with our initial public offering in exchange for units of partnership interests in our operating partnership. For federal income tax purposes, we depreciate all depreciable hotel property over the same remaining useful lives and using the same methods used by the party from whom we acquire the properties. Depreciation with respect to the real property components of our properties (other than land)

generally will be computed using the straight-line method over a useful life of 15 to 39 years, for a depreciation rate ranging from 2.56% to 6.67% per year.

      Our operating partnership’s tax depreciation deductions will be allocated among the partners in accordance with their respective interests in our operating partnership (except to the extent that the partnership is required under Internal Revenue Code section 704(c) to use a method for allocating depreciation deductions that results in us receiving a disproportionately larger share of the deductions). To the extent the initial basis of our properties contributed in exchange for units in our operating partnership was less than the fair market value of those properties on the date of contribution, our depreciation deductions may be less than they otherwise would have been if our operating partnership had purchased those initial properties for cash or shares of our common stock.

MANAGEMENT

Directors and Executive Officers

      Our board of directors consists of seven members, five of whom are “independent” directors as described below under “— Corporate Governance — Board of Directors and Committees.” All of the directors serve one year terms, expiring at the first annual meeting of stockholders (2004). The following table sets forth certain information regarding our executive officers and directors:

Name	Age	Position

Archie Bennett, Jr.	66	Chairman of the Board of Directors
Montgomery J. Bennett	38	President, Chief Executive Officer and Director
Douglas A. Kessler	43	Chief Operating Officer
David A. Brooks	44	Chief Legal Officer and Secretary
David J. Kimichik	43	Chief Financial Officer and Treasurer
Mark L. Nunneley	46	Chief Accounting Officer
Martin L. Edelman	62	Director
W.D. Minami	47	Director
W. Michael Murphy	58	Director
Philip S. Payne	52	Director
Charles P. Toppino	44	Director

      Archie Bennett, Jr. serves as the Chairman of our board of directors. Mr. Archie Bennett, Jr. is the father of Mr. Montgomery J. Bennett, who serves as our President and Chief Executive Officer. Mr. Archie Bennett, Jr. has served as the Chairman of the board of directors of Remington Hotel Corporation since its formation in 1992, and he continue to serve in this capacity presently. Mr. Bennett started in the hotel industry in 1968 with the development and management of the Holiday Inn in Galveston, Texas. Since that time, he has been involved with hundreds of hotel properties, the value of which exceeds $1 billion. He is a frequent speaker at industry conferences and is a recognized authority on the subjects of hotel development, acquisitions, sales, and management. He has been featured in national business and industry publications including National Real Estate Investor, Hotel/ Motel Management, Lodging Hospitality and Commercial Real Estate News. Mr. Bennett was a founding member of Industry Real Estate Finance Advisory Council (IREFAC) of the American Hotel & Lodging Association and served as its chairman on two separate occasions.

      Montgomery J. Bennett serves as our President and Chief Executive Officer. Mr. Montgomery Bennett also continues to serve as the President and Chief Executive Officer of Remington Hotel Corporation. Mr. Bennett joined Remington Hotel Corporation in 1992 and has served as its President since 1997. He has served in several key positions at Remington Hotel Corporation such as Executive Vice President, Director of Information Systems, General Manager, and Operations Director. He is extensively involved in the hotel industry, serving on the Urban Land Institute’s Hotel Council, Hilton Hotel Corporation’s Embassy Suites Franchise Advisory Council, Radisson Franchise Advisory Board, and the American Hotel & Lodging Association’s Industry Real Estate Finance Advisory Council (IREFAC). Mr. Bennett earned his Masters degree in Business Administration from the Johnson Graduate School of Management at Cornell University in 1989 and his Bachelor of Science degree with distinction from the School of Hotel Administration in 1988. He is a life member of the Cornell Hotel Society. Mr. Bennett is the son of Mr. Archie Bennett, Jr.

      Douglas A. Kessler serves as our Chief Operating Officer and Head of Acquisitions. From July 2002 through August 2003, Mr. Kessler served as the managing director/chief investment officer of Remington Hotel Corporation, where he was responsible for capital raising, acquisitions, and new business development. Prior to joining Remington Hotel Corporation in 2002, from 1993 to 2002, Mr. Kessler was employed at Goldman Sachs’ Whitehall Real Estate Funds, where he assisted in the management of more than $11 billion of real estate (including $6 billion of hospitality investments) involving over 20 operating partner platforms worldwide. During his nine years at Whitehall, Mr. Kessler served on the boards or executive committees of several lodging companies, including Westin Hotels and Resorts and Strategic Hotel Capital. He has been involved in the sale or acquisition of more than $2.5 billion of various real estate assets with public and private companies and has negotiated more than $1 billion of loans and credit facilities. Mr. Kessler co-led the formation of Goldman Sachs’ real estate investment management operations in France. Mr. Kessler has 18 years of experience in real estate acquisitions, development, sales, finance, asset management, operating companies, and fund raising. Mr. Kessler earned his Masters in Business Administration in 1988 and Bachelor of Arts from Stanford University in 1983.

      David A. Brooks serves as our Chief Legal Officer and Head of Transactions. He served as Executive Vice President and General Counsel for Remington Hotel Corporation and Ashford Financial Corporation from January 1992 until August 2003. In that capacity, Mr. Brooks was responsible for the management and oversight of the asset management department, the acquisition group, financing, development and the legal affairs of the companies. Prior to joining Remington Hotel Corporation, Mr. Brooks served as a partner with the law firm of Sheinfeld, Maley & Kay. Mr. Brooks earned his Bachelor of Business Administration in Accounting from the University of North Texas in 1981, his Juris Doctorate from the University of Houston in 1984 and his CPA from the State of Texas in 1984.

      David J. Kimichik serves as our Chief Financial Officer. Mr. Kimichik has been associated with the Remington Hotel Corporation principals for the past 20 years and was President of Ashford Financial Corporation from 1992 until August 2003. Prior to that, Mr. Kimichik served as Executive Vice President of Mariner Hotel Corporation, an affiliate of Remington Hotel Corporation, in which capacity he administered all corporate activities, including business development, financial management and operations. During his tenure with Ashford Financial Corporation, Mr. Kimichik played an integral role in the acquisition of 160 hotel assets and mortgage loans secured by hotel assets with book values in excess of $800 million. Mr. Kimichik earned his Bachelor of Science degree in Hotel Administration from Cornell University in 1982.

      Mark L. Nunneley serves as our Chief Accounting Officer. From 1992 until August 2003, Mr. Nunneley served as Chief Financial Officer of Remington Hotel Corporation. Prior to that, he served as a tax consultant at Arthur Andersen & Company and as a tax manager at Deloitte & Touche. During his career, he has been responsible for the preparation, consultation and review of federal and state income tax, franchise and sales and use tax returns for hundreds of partnerships, corporations and individuals. Mr. Nunneley is a certified public accountant and is a member of the American Institute of Certified Public Accountants, Texas Society of CPAs and Dallas Chapter of AICPAs. He earned his Master of Science in Accounting from the University of Houston in 1981 and his Bachelor of Science in Business Administration from Pepperdine University in 1979.

      Martin L. Edelman has served as a director since completion of our initial public offering in August 2003. Since 2000, Mr Edelman has served as of counsel to Paul, Hastings, Janofsky & Walker LLP, specializing primarily in real estate and corporate transactions. From 1972 to 2000, Mr. Edelman served as a partner at Battle Fowler LLP. The focus of Mr. Edelman’s practice has been complex negotiations involving acquisitions, dispositions and financing. He was involved in the legal development of participating mortgages, institutional joint ventures in real estate and joint ventures between U.S. financial sources and European real estate companies and other financial structures. Mr. Edelman has been a real estate advisor to Quantum Realty Partners/ Soros Real Estate Partners and is one of the managing partners of GSR Hotel Portfolio and Grupo Chartwell de Mexico, privately-owned hotel companies. He is a director of Cendant Incorporated, Arcadia Realty, and Capital Trust. Mr. Edelman earned his B.A. from Princeton University in 1963 and his law degree from Columbia University School of Law in 1966. Mr. Edelman served as an Officer in the United States Army from 1966 through 1969.

      W.D. Minami has served as a director since completion of our initial public offering in August 2003. Mr. Minami is currently President of Billy Casper Golf Management, Inc. From 2001 until 2002, Mr. Minami served as President of Charles E. Smith Residential. In this capacity, Mr. Minami was responsible for the development, construction, acquisition and property management of over 22,000 high-

rise apartments in five major U.S. markets. He resigned from this position after completing the transition and integration of Charles E. Smith from an independent public company to a division of Archstone-Smith, a NYSE-listed apartment company. From 1997 to 2001, Mr. Minami worked for Charles E. Smith Residential Realty Inc., a NYSE-listed real estate investment trust, initially as Chief Financial Officer, then as Chief Operating Officer, and beginning in 2001, as President. Prior to 1997, Mr. Minami served in various financial service capacities for numerous entities, including Ascent Entertainment Group, Comsat Corporation, Oxford Realty Services Corporation and Satellite Business Systems. Mr. Minami earned his Masters of Business Administration in Finance from the University of Chicago in 1980 and his Bachelor of Arts degree in Economics, with honors, from Grinnell College in 1978.

      W. Michael Murphy has served as a director since completion of our initial public offering in August 2003. Mr. Murphy currently serves as Executive Vice President of the First Fidelity Mortgage Corporation. From 1998 to 2002 Mr. Murphy served as the Senior Vice President and Chief Development Officer of ResortQuest International, Inc., a public, NYSE-listed company and the leading provider of resort rental management services with offerings in over 40 leisure locations. At ResortQuest, Mr. Murphy was responsible for merger and acquisition activity. Prior to joining ResortQuest, from 1995 to 1997, Mr. Murphy was President of Footprints International, a company involved in the planning and development of environmentally friendly hotel properties. From 1994 to 1996, he was a Senior Managing Director of Geller & Co., a Chicago-based hotel advisory and asset management firm. Mr. Murphy earned his Bachelor of Science degree in English and Philosophy in 1967 from Memphis State University and earned a Masters of Science in English in 1969 from University of Iowa. Mr. Murphy has twice been Co-Chairman of the Industry Real Estate Finance Advisory Council (IREFAC) of the American Hotel and Lodging Association.

      Philip S. Payne has served as a director since completion of our initial public offering in August 2003. Mr. Payne is currently Chairman of the Board, Treasurer and Chief Financial Officer of BNP Residential Properties, Inc., an AMEX-listed real estate investment trust. Mr. Payne joined BT Venture Corporation, which was subsequently purchased by BNP Residential Properties, Inc., in 1990 as Vice President of Capital Market Activities and became Executive Vice President and Chief Financial Officer in January 1993. He was named Treasurer in April 1995 and a director in December 1997. From 1987 to 1990 he was a principal in Payne Knowles Investment Group, a financial planning firm. From 1983 to 1987 he was a registered representative with Legg Mason Wood Walker, Incorporated. From 1978 to 1983, Mr. Payne practiced law, and he currently maintains his license to practice law in Virginia. He received a B.S. degree from the College of William and Mary in 1973 and a J.D. degree in 1978 from the same institution. Mr. Payne serves on the board of directors of the National Multi Housing Council, is a member of the Urban Land Institute.

      Charles P. Toppino has served as a director since completion of our initial public offering in August 2003. Since 1992, Mr. Toppino has served as the Executive Vice President, founder and principal of Secured Capital Corp., a real estate investment bank with offices in Los Angeles, New York, Paris and Tokyo since 1992. Secured Capital has two main lines of business: U.S. investment banking and sales and international real estate investment activities. Mr. Toppino’s primary responsibilities include overseeing the firm’s secondary market loan sale business and the day-to-day management of the firm. In the U.S., Secured Capital specializes in the sale and financing of commercial, multi-family and hospitality real estate, and the sale of mortgage assets and the private placement of capital for real estate operating companies.

Corporate Governance — Board of Directors and Committees

      Our business is managed through the oversight and direction of our board of directors. A majority of our board of directors is “independent,” with independence being defined in the manner established by our board of directors and in a manner consistent with listing standards established by the New York Stock Exchange. Nominations for board members must be submitted to and approved by our nominating/

corporate governance committee, and all nominees must satisfy the standards established by that committee for membership on our board.

      Our board of directors currently consists of seven directors, with two insiders and five “independent” directors. The directors are regularly kept informed about our business at meetings of the board and its committees and through supplemental reports and communications. Our non-management, independent directors meet in executive sessions without the presence of any corporate officers at least twice each year. Our board seeks to maintain high corporate governance standards.

      The board has established three committees whose principal functions are briefly described below.

Audit Committee

      Our board of directors has established an audit committee, composed of three independent directors, Messrs. Payne, Minami and Murphy. Mr. Payne serves as the chairperson of the audit committee. The audit committee assists the board in overseeing (i) our accounting and financial reporting processes; (ii) the integrity and audits of our financial statements; (iii) our compliance with legal and regulatory requirements; (iv) the qualifications and independence of our independent auditors; and (v) the performance of our internal and independent auditors. The audit committee also:

•	has sole authority to appoint or replace our independent auditors;

•	has sole authority to approve in advance all audit and non-audit engagement fees, scope and terms with our independent auditors;

•	monitors compliance of our employees with our standards of business conduct and conflict of interest policies; and

•	meets at least quarterly with our senior executive officers, internal audit staff and our independent auditors in separate executive sessions.

The specific functions and responsibilities of the audit committee are set forth in the audit committee charter. Our board of directors has determined that both Messrs. Payne and Minami qualify as “audit committee financial experts” under the current Securities and Exchange Commission regulations, and Mr. Murphy satisfies the financial literacy requirements for audit committee members under the New York Stock Exchange rules.

Compensation Committee

      Our board of directors has established a compensation committee, composed of three independent directors, Messrs. Murphy, Payne and Toppino. Mr. Murphy serves as the chairperson of the compensation committee. The principal functions of the compensation committee are to:

•	evaluate the performance of our senior executives;

•	review and approve the senior executive compensation plans, policies and programs;

•	consider the design and competitiveness of our compensation plans;

•	administer and implement changes to our stock plan under the terms of the plans; and

•	produce an annual report on executive compensation for inclusion in our proxy statement.

      The committee also reviews and approves corporate goals and objectives relevant to chief executive officer compensation, evaluates the chief executive officer’s performance in light of those goals and objectives, and establishes the chief executive officer’s compensation levels based on its evaluation. The committee has the authority to retain and terminate any compensation consultant to be used to assist in the evaluation of chief executive officer or senior executive compensation.

Nominating/ Corporate Governance Committee

      Our board of directors has established a nominating/corporate governance committee, composed of two independent directors, Messrs. Edelman and Murphy. Mr. Edelman will serve as the chairperson of the nominating/corporate governance committee. The nominating/corporate governance committee is responsible for seeking, considering and recommending to the board qualified candidates for election as directors and recommending a slate of nominees for election as directors at the annual meeting. It also periodically prepares and submits to the board for adoption the committee’s selection criteria for director nominees. It reviews and makes recommendations on matters involving general operation of the board and our corporate governance, and it annually recommends to the board nominees for each committee of the board. In addition, the committee annually facilitates the assessment of the board of directors’ performance as a whole and of the individual directors and reports thereon to the board. The committee has the sole authority to retain and terminate any search firm to be used to identify director candidates. Stockholders wishing to recommend director candidates for consideration by the committee can do so by writing to our secretary at our corporate headquarters in Dallas, Texas, giving the candidate’s name, biographical data and qualifications. The secretary will, in turn, deliver any stockholder recommendations for director candidates prepared in accordance with our bylaws to the nominating/corporate governance committee. Any such recommendation must be accompanied by a written statement from the individual of his or her consent to be named as a candidate and, if nominated and elected, to serve as director.

Compensation Committee Interlocks and Insider Participation

      The members of the compensation committee of the board of directors will be independent directors. None of these directors, or any of our executive officers serves as a member of a board of directors or any compensation committee of any entity that has one or more executive officers serving as a member of our board.

Director Compensation

      Each of our independent directors who does not serve as the chairman of one of our committees is paid a director’s fee of $20,000 per year. Each director who serves as a committee chairman, other than our audit committee chairman, is paid a director’s fee of $25,000. The director who serves as our audit committee chairman is paid a director’s fee of $35,000 per year. Each director will also be paid of fee of $2,000 for each board or committee meeting that he or she attends, except that the chairman of each committee will be paid a fee of $3,000 for each committee meeting that he or she attends. Each director will also be paid a fee of $500 for each telephone board or committee meeting that he or she attends. In addition, we will reimburse all directors for reasonable out-of-pocket expenses incurred in connection with their services on the board of directors.

      On the date of the first meeting of the board of directors following each annual meeting of stockholders at which an independent director is reelected to our board of directors, such independent director will receive restricted stock grants of 2,000 shares of our common stock. These restricted stock grants will be fully vested immediately.

Executive Compensation

      Set forth below are the annual cash compensation and restricted stock grants paid to our Chairman of the Board and our four other most highly compensated executive officers in 2003 and the amounts we expect such individuals to be paid in 2004:

						Long-Term
						Compensation
	Annual Compensation
						Restricted
Name and Position	Year	Salary		Bonus		Stock Granted

Archie Bennett, Jr., Chairman	2004	$200,000	(1)	$0		$109,305	(4)
	2003	67,692	(2)	0		1,990,602	(5)

Montgomery Bennett, President and Chief Executive Officer	2004	425,000	(1)	318,750	(3)	$256,086	(4)
	2003	149,044	(2)	141,667	(2)	1,990,602	(5)

Douglas Kessler, Chief Operating Officer	2004	300,000	(1)	150,000	(3)	$124,920	(4)
	2003	106,736	(2)	75,000	(2)	947,079	(5)

David Brooks, Chief Legal Officer	2004	260,000	(1)	78,000	(3)	$73,911	(4)
	2003	93,198	(2)	52,000	(2)	343,656	(5)

David Kimichik, Chief Financial Officer	2004	260,000	(1)	78,000	(3)	$73,911	(4)
	2003	88,000	(2)	52,000	(2)	645,345	(5)

(1)	Amounts given for 2004 are annualized projections for the year ending December 31, 2004 based on employment agreements which commenced August 29, 2003 and expire December 31, 2006 (except for Mr. Montgomery Bennett’s employment agreement which expires December 31, 2007).

(2)	Represents salaries, bonuses or, in the case of Mr. Archie Bennett, director’s fees, for the period August 29, 2003 (the date of our initial public offering) through December 31, 2003.

(3)	Represents minimum guaranteed bonus amounts based on employment agreements. Mr. Bennett is eligible for an additional bonus of up to $212,500; Mr. Kessler is eligible for an additional bonus of up to $150,000; Messrs. Brooks and Kimichik are each eligible for an additional bonus of up to $156,000; in each case at the discretion of our board.

(4)	Shares of restricted common were granted effective March 15, 2004 and will vest 1/3 annually beginning March 15, 2005. The value of the awards described above is based on the last reported sales price of our common stock on the New York Stock Exchange on March 15, 2004. Dividends will be paid on all shares granted, whether or not such shares are fully vested. This table does not reflect as compensation the dividends to be paid on unvested shares on April 15, 2004.

(5)	Shares of restricted common were issued upon the completion of our initial public offering and will vest 1/3 annually beginning with the first anniversary of our initial public offering. Because the awards noted above were issued as of our the date of our initial public offering, the value of the awards described above is based on the initial public offering price of our common stock. Dividends will be paid on all shares granted, whether or not such shares are fully vested.

Employment Agreements

      We have employment agreements with each of Messrs. Montgomery Bennett, Kessler, Brooks and Kimichik. The employment agreements provide for Mr. Bennett to serve as our President and Chief Executive Officer, Mr. Kessler to serve as our Chief Operating Officer, Mr. Brooks to serve as our Chief Legal Officer and Secretary and Mr. Kimichik to serve as our Chief Financial Officer and Treasurer. These employment agreements require Messrs. Kessler, Brooks and Kimichik to devote substantially full-time attention and time to our affairs, but also permit them to devote time to their outside business interests consistent with past practice. Mr. Bennett’s employment agreement allows him to continue to act as Chief Executive Officer and President of Remington Hotel and to act as an executive officer of the general partner of Remington Lodging and other affiliates, provided his duties for Remington Hotel and Remington Lodging and other affiliates do not materially interfere with his duties to us.

      Each of the employment agreements has an initial term ending December 31, 2006 (December 31, 2007 in the case of Mr. Bennett) and is subject to automatic one-year renewals at the end of the initial term, unless either party provides at least six months’ notice of non-renewal.

      The employment agreements provide for:

•	an annual base salary of $425,000 for Mr. Bennett, $300,000 for Mr. Kessler, $260,000 for Mr. Brooks and $260,000 for Mr. Kimichik, subject to increase in accordance with our normal executive compensation practices;

•	eligibility for annual cash performance bonuses under our incentive bonus plans;

•	director’s and officer’s liability insurance coverage;

•	participation in other incentive, savings and retirement plans applicable generally to our senior executives; and

•	medical and other group welfare plan coverage and fringe benefits provided to our senior executives.

      Mr. Bennett’s annual bonus ranges from 75% to 125% of his base salary, and will be at least 75% of his base salary for the first four years of his employment term. Mr. Kessler’s annual bonus ranges from 50% to 100% of his base salary, and will be at least 50% of his base salary for the first three years of his employment term. Mr. Brooks’ annual bonus ranges from 30% to 90% of his base salary, and will be at least 30% of his base salary for the first three years of his employment term. Mr. Kimichik’s annual bonus ranges from 30% to 90% of his base salary, and will be at least 30% of his base salary for the first three years of his employment term.

      The employment agreements provide that, if an executive’s employment is terminated by the executive for “good reason” or after a “change of control” (each as defined in the applicable employment agreement), or by us without cause during the initial term of his employment agreement, the executive will be entitled to accrued and unpaid salary to the date of such termination and any unpaid incentive bonus from the prior year plus the following severance payments and benefits, subject to his execution and non-revocation of a general release of claims:

•	a lump-sum cash payment equal to two times (three times in the case of Mr. Bennett) of the sum of his then-current annual base salary plus average bonus over the prior three years;

•	pro-rated payment of the incentive bonus;

•	all restricted stock held by such executive will become fully vested; and

•	health benefits for one year (18 months in the case of Mr. Bennett) following the executive’s termination of employment at the same cost to the executive as in effect immediately preceding such termination, subject to reduction to the extent that the executive receives comparable benefits from a subsequent employer.

      If the executive is terminated by us without cause after the initial term of his employment agreement or we do not renew his agreement, then the executive will receive all of the benefits above except that his lump sum cash payment will be equal to one times the sum of his then-current annual base salary plus his average bonus over the prior three years.

      In addition, if the severance payment to any executive is deemed to be a “golden parachute payment” under § 280G of the Internal Revenue Code, then such executive would also be entitled to a tax gross-up payment to cover his excise tax liability under § 280G.

      Each employment agreement also provides that the executive or his estate will be entitled to certain severance benefits in the event of his death or disability.

      Mr. Bennett’s employment agreement also contains standard confidentiality, non-compete and non-solicitation provisions. The confidentiality provisions will apply during the term of the employment agreement and for a period of two years thereafter. The non-compete and non-solicitation provisions will apply during the term of his employment agreement, and if Mr. Bennett resigns without cause, for a period of one year thereafter, or if Mr. Bennett is removed for “cause” (as defined in his employment agreement), for a period of 18 months thereafter. In the case of Mr. Bennett’s resignation without cause, in consideration for his non-compete, Mr. Bennett will receive a cash payment, to be paid in equal monthly installments during the one-year non-compete period, equal to the sum of his then-current annual base salary plus average bonus over the prior three years. Mr. Bennett’s non-compete period will terminate if Remington Lodging terminates our exclusivity rights under the mutual exclusivity agreement between Remington Lodging and us.

      The other executives’ employment agreements also contain standard confidentiality, non-compete and non-solicitation provisions. The non-compete and non-solicitation provisions apply during the terms of their employment agreement, and if any of them resigns without cause during the initial three-year term of his agreement, for a period of one year thereafter. In the case of such executive’s resignation without cause, in consideration for his non-compete, he will receive a cash payment, to be paid in equal monthly installments during the one-year non-compete period, equal to the sum of his then-current annual base salary, plus average bonus over the prior three years. In the event either Mr. Kessler, Mr. Brooks or Mr. Kimichik’s employment is terminated for “cause” (as defined in the respective employment agreement), or he resigns without cause after the initial three-year term of his employment agreement, he will not be subject to a non-compete and will not be entitled to any cash payment other than accrued and unpaid base salary to the date of his separation from us.

Non-Compete Agreement

      We have entered into a non-compete agreement with Mr. Archie Bennett, Jr. The non-compete agreement provides for Mr. Bennett to serve as our Chairman. The non-compete agreement has an initial term ending December 31, 2006 and is subject to automatic one-year extensions thereafter, in each case, unless either party provides at least six months’ notice of non-renewal. Mr. Bennett’s non-compete agreement allows him to continue to act as Chairman of Remington Hotel and Remington Lodging provided his duties for Remington Hotel do not materially interfere with his duties to us.

      The non-compete agreement provides for:

•	an annual director’s fee of $200,000, of which $25,000 may be paid in the form of shares of our common stock, at the discretion of our compensation committee;

•	director’s and officer’s liability insurance coverage; and

•	participation in other incentive, savings and retirement plans, in the discretion of our compensation committee.

      The non-compete agreement provides that, if Mr. Bennett is removed as Chairman without cause or is not re-nominated to serve as Chairman during the initial term of the agreement or terminates his directorship for “good reason” or after a “change of control” (defined in the non-compete agreement), Mr. Bennett will be entitled to the following severance payments and benefits, subject to his execution and non-revocation of a general release of claims:

•	a lump-sum cash payment equal to two times of the sum of his then-current annual director’s fee plus average bonus over the prior three years;

•	all restricted stock held by him will become fully vested; and

•	health benefits for 18 months following his leaving the board at the same cost to him as in effect immediately preceding such termination, subject to reduction to the extent that he receives comparable benefits from a subsequent company.

      If Mr. Bennett is removed as Chairman without cause after the initial term of his non-compete agreement, or if we do not renew his agreement, then Mr. Bennett will receive all of the benefits described above except that his lump sum cash payment will be equal to one times the sum of his then-current annual director’s fee plus his average bonus over the prior three years.

      In addition, if the severance payment to Mr. Bennett is deemed to be a “golden parachute payment” under § 280G of the Internal Revenue Code, then Mr. Bennett would also be entitled to a tax gross-up payment to cover his excise tax liability under § 280G.

      The non-compete agreement provides that Mr. Bennett or his estate will be entitled to certain severance benefits in the event of his death or disability.

      The non-compete agreement also contains standard confidentiality provisions and non-compete and non-solicitation provisions. The confidentiality provisions will apply during the term of the non-compete agreement and for a period of two years thereafter. The non-compete and non-solicitation provisions will apply during the term of the non-compete agreement and for a one year period thereafter if Mr. Bennett resigns without cause or is removed for “cause” (as defined in his non-compete agreement). In the case of Mr. Bennett’s resignation without cause, in consideration for his non-compete, he will receive a cash payment equal to the sum of his then-current annual director’s fee plus average bonus over the prior three years. Mr. Bennett’s non-compete period will terminate if Remington Lodging terminates our exclusivity rights under the mutual exclusivity agreement between Remington Lodging and us.

The Stock Plan

      We have established a stock plan for the purpose of encouraging our employees, non-employee directors and other persons who provide advisory or consulting services to us (i) to acquire or increase their equity interests in our company to give an added incentive to work toward its growth and success, and (ii) to allow us to compete for services of the individuals needed for the growth and success of the company. The stock plan authorizes (i) the purchase of common stock for cash at a purchase price to be decided by the compensation committee, but not more than the fair market value per share of such common stock purchased on the date of such purchase, and (ii) the grant of:

•	nonqualified stock options to purchase common stock;

•	incentive options to purchase common stock;

•	unrestricted stock;

•	restricted stock;

•	phantom stock;

•	stock appreciation rights; and

•	other stock or performance-based awards.

      As of the date of this prospectus, there were approximately 23 officers, directors and employees of ours eligible to participate in the stock plan.

      The aggregate number of shares of common stock that may be issued under the stock plan may not exceed 1,531,681 shares, of which 784,717 have already been issued. No more than 450,000 shares may be granted during any one calendar year to any one participant. In the event that any of the outstanding shares of our common stock are changed into or exchanged for a different number or kind of our shares or securities by reason of a merger, consolidation, recapitalization, reclassification, stock split, stock dividend, combination of shares or the like, the plan’s share authorization limits and restrictions will be adjusted proportionately, and the compensation committee may adjust awards to preserve the benefits or potential benefits of outstanding awards. If an outstanding award expires or terminates before the end of the period during which awards may be granted, the unissued, underlying shares will be available for other awards under the stock plan.

      The stock plan is administered by the compensation committee of our board of directors. With respect to any grant or award to any individual covered by Section 162(m) of the U.S. tax code which is intended to be performance-based compensation, the compensation committee will consist solely of two or more “outside directors” as described in such Section 162(m) of the U.S. tax code.

      The compensation committee will select the participants who are granted any award, and employees, non-employee directors and other persons who provide advisory or consulting services to us are eligible, except that only employees are eligible to receive an award of an incentive stock option.

      Under Section 162(m) of the U.S. tax code, a public company may not deduct compensation in excess of $1 million paid to any of its chief executive officer and the four next most highly paid executive officers. The stock plan is designed so that awards may comply with the performance-based compensation exception to Section 162(m). The grant of awards that are conditioned on the performance goals described in the stock plan will be excluded from the calculation of annual compensation for purposes of Section 162(m) and will be fully deductible.

      The compensation committee may condition any award upon the achievement of any one or more performance goals established solely on the basis of one or more of the following business criteria:

•	operating income;

•	return on net assets;

•	return on assets;

•	return on investment;

•	return on equity;

•	pretax earnings;

•	pretax earnings before interest, depreciation, and amortization;

•	pretax operating earnings after interest expense and before incentives, service fees, and extraordinary or special items;

•	total stockholder return;

•	earnings per share;

•	increase in revenues;

•	increase in cash flow;

•	increase in cash flow return;

•	economic value added;

•	gross margin;

•	net income;

•	debt reduction; or

•	any of the above goals determined on an absolute or relative basis or as compared to the performance of a published or special index.

      After the end of the performance period (which shall not be less than one or more than three years), the compensation committee may not increase any performance award designed to comply with Section 162(m) of the U.S. tax code. If an award is made on such basis, the compensation committee must establish goals not later than 90 days after the beginning of the period for which such performance goal relates. Any payment of an award based upon performance goals will be conditioned on the written certification of the compensation committee in each case that the performance goals and any other material conditions were satisfied.

      The stock plan provides for the grant of (i) options intended to qualify as incentive stock options under Section 422 of the U.S. tax code and (ii) options that are not intended to so qualify. The principal difference between incentive stock options and other options is that a participant generally will not recognize ordinary income at the time an incentive stock option is granted or exercised, but rather at the time the participant disposes of the shares acquired under the incentive stock option. In contrast, the exercise of an option that is not an incentive stock option generally is a taxable event that requires the participant to recognize ordinary income equal to the difference between the shares’ fair market value and the option price. The employer will not be entitled to a federal income tax deduction with respect to incentive stock options except in the case of certain dispositions of shares acquired under the options. The employer may claim a federal income tax deduction on account of the exercise of an option that is not an incentive stock option equal to the amount of ordinary income recognized by the participant. Options may be exercised in accordance with requirements set by the compensation committee. The maximum period in which an option may be exercised will be fixed by the compensation committee but cannot exceed 10 years. Options generally will be nontransferable except in the event of the participant’s death, but the compensation committee may allow the transfer of options to members of the participant’s immediate family, a family trust or a family partnership.

      Consistent with the terms of the stock plan, the compensation committee will prescribe the terms of each award of any incentive stock option. No participant may be granted incentive stock options that are first exercisable in a calendar year for shares of common stock having a total fair market value (determined as of the option grant), exceeding $100,000. The exercise price for each incentive stock option cannot be less than each such option share’s fair market value on the date the incentive stock option is granted; provided that a grant of an incentive stock option to any employee who is a 10% stockholder shall have an exercise price of not less than 110% of the such incentive stock option share’s fair market value on the date the incentive stock option is granted. No reload stock option (the right to receive a new option to purchase a share upon the exercise and payment of the exercise price for the original option) may be granted with respect to any incentive stock option. Incentive options must be exercised within three months after the optionee ceases to be an employee for any reason other than death or disability and within one year in the event of death or disability.

      Consistent with the terms of the stock plan, the compensation committee will prescribe the terms of each award of a nonqualified option. The option price for each nonqualified option cannot be less than each such option share’s fair market value on the date the nonqualified option is granted. The option price may be paid in cash or, with the compensation committee’s consent, by surrendering common stock, a combination of cash and common stock or in installments.

      Unless the compensation committee provides otherwise, all grants of restricted stock will be subject to vesting, meaning that we will have the right to repurchase the stock for the amount paid, if any, by the participant. Unless the compensation committee provides otherwise, this repurchase right will lapse (i.e., the shares will vest) with respect to one-third of the restricted stock on the first anniversary of the date of grant and on each of the following two anniversaries of the date of grant, provided the participant remains in our service as an employee, director or consultant. Any unvested shares will vest if we terminate the participant’s service without cause, or the participant terminates his or her service with us for good reason. In addition, any unvested shares will vest if the participant’s service is terminated for any reason within one year of a change in control or due to death or disability of the participant.

      A stock appreciation right will be exercisable at such times and subject to such conditions as may be established by the compensation committee. The amount payable upon the exercise of a stock appreciation right may be settled in cash, by the issuance of common stock or a combination of cash and common stock.

      Consistent with the terms of the stock plan, the compensation committee will establish the terms of awards of bonus stock, phantom stock, options, stock appreciation rights and other stock or performance-based awards. These awards may also be subject to vesting requirements as determined by the compensation committee, which may include completion of a period of service or attainment of performance objectives. Awards may also vest upon termination without cause or by the participant with good reason, termination in connection with a change in control, death, disability or such other events as the compensation committee shall determine.

      The board of directors may amend or terminate the stock plan at any time, but an amendment will not become effective without the approval of our stockholders if it increases the number of shares of common stock that may be issued under the stock plan (other than changes to reflect certain corporate transactions and changes in capitalization) or otherwise materially revises the terms of the stock plan. No amendment or termination of the stock plan will affect a participant’s rights under outstanding awards without the participant’s consent. If not sooner terminated as described above, the stock plan will terminate on the third anniversary of the date of approval by our shareholders, and no new awards may be granted after the termination date. Awards made before the plan’s termination will continue in accordance with their terms.

POLICIES AND OBJECTIVES WITH RESPECT TO CERTAIN ACTIVITIES

      The following is a discussion of our policies with respect to certain activities, including financing matters and conflicts of interest. These policies may be amended or revised from time to time at the discretion of our board of directors, without a vote of our stockholders. Any change to any of these policies by our board of directors, however, would be made only after a review and analysis of that change, in light of then-existing business and other circumstances, and then only if, in the exercise of its business judgment, our board of directors believes that it is advisable to do so in our and our stockholders’ best interests.

Disposition Policy

      Although we have no current plans to dispose of properties or other assets within our portfolio, we will evaluate our asset portfolio on a regular basis to determine if it continues to satisfy our investment criteria. Subject to certain restrictions applicable to REITs, we may sell investments opportunistically and use the proceeds of any such sale for debt reduction or additional acquisitions. We will utilize several criteria to determine the long-term potential of our investments. Investments will be identified for sale based upon management’s forecast of the strength of the related cash flows as well as their value to our overall portfolio. Our decision to sell an investment often will be predicated upon the projected cash flow, size of the hotel, strength of the franchise, property condition and related costs to renovate the property, strength of market demand, projected supply of hotel rooms in the market, probability of increased valuation and geographic profile of the hotel. We may also acquire and sell other lodging-related assets opportunistically based upon management’s forecast and review of the performance of our overall portfolio and management’s assessment of changing conditions in the investment and capital markets. If we sell a property, other than a foreclosure property, held for sale to customers in the ordinary course of business, our gain from the sale will be subject to a 100% penalty tax. See “Federal Income Tax Consequences of Our Status as a REIT — Income Tests — Prohibited Transactions.”

Financing Policies

      We currently have $115.7 million of outstanding mortgage debt, secured by 16 properties, including a $60.0 million revolving credit facility with a current outstanding balance of $49.8 million. We intend to use our borrowing power to leverage future investments; however, we do not intend to exceed 60% leverage on the aggregate investment in the hotels and debt instruments which we own, on a gross assets basis. As of March 31, 2004, our current leverage is 36.4% of total investments. When evaluating our future level of indebtedness and when making decisions regarding the incurrence of indebtedness, our board of directors will consider a number of factors, including:

•	the purchase price of our investments to be acquired with debt financing;

•	the estimated market value of our investments upon refinancing; and

•	the ability of particular investments, and our company as a whole, to generate cash flow to cover expected debt service.

      We may incur additional debt in the form of purchase money obligations to the sellers of properties, or in the form of publicly or privately placed debt instruments or financing from banks, institutional investors, or other lenders. Any such indebtedness may be unsecured or may be secured by mortgages or other interests in our properties or mortgage loans. This indebtedness may be recourse, non-recourse or cross-collateralized and, if recourse, that recourse may include our general assets and, if non-recourse, may be limited to the particular investment to which the indebtedness relates. In addition, we may invest in properties or loans subject to existing loans secured by mortgages or similar liens on the properties, or may refinance properties acquired on a leveraged basis. We may use the proceeds from any borrowings for working capital, to:

•	purchase additional interests in partnerships or joint ventures in which we participate;

•	refinance existing indebtedness;

•	finance the origination or purchase of mortgage investments; or

•	finance acquisitions, expansion or redevelopment of existing properties or development of new properties.

      We may also incur indebtedness for other purposes when, in the opinion of our board of directors, it is advisable to do so. In addition, we may need to borrow to meet the taxable income distribution requirements under the Internal Revenue Code if we do not have sufficient cash available to meet those distribution requirements.

Equity Capital Policies

      Subject to applicable law and the requirements for listed companies on the New York Stock Exchange, our board of directors has the authority, without further stockholder approval, to issue additional authorized common stock and preferred stock or otherwise raise capital, including through the issuance of senior securities, in any manner and on the terms and for the consideration it deems appropriate, including in exchange for property. Existing stockholders will have no preemptive right to additional shares issued in any offering, and any offering might cause a dilution of investment. See “Description of Capital Stock.” We may in the future issue common stock in connection with acquisitions. We also may issue units of partnership interest in our operating partnership in connection with acquisitions of property.

      We may, under certain circumstances, purchase common stock in the open market or in private transactions with our stockholders, if those purchases are approved by our board of directors. Our board of directors has no present intention of causing us to repurchase any shares, and any action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualifying as a REIT, for so long as the board of directors concludes that we should remain a REIT.

      In the future we may institute a dividend reinvestment plan, or DRIP, and a related stock purchase plan which would allow our stockholders to acquire additional common stock by automatically reinvesting their cash dividends. Shares would be acquired pursuant to the plan at a price equal to the then prevailing market price, without payment of brokerage commissions or service charges. Stockholders who do not participate in the plan will continue to receive cash dividends as declared.

Conflict of Interest Policy

      We are subject to certain conflicts of interest resulting from our relationship with Remington Hotel, Remington Lodging and Ashford Financial, all of which are ultimately owned by Archie Bennett, Jr., our

Chairman, and his son, Montgomery Bennett, our President and Chief Executive Officer. In addition to their ownership interest, Archie Bennett, Jr., will be the chairman of Remington Hotel’s board of directors and Montgomery Bennett will be its President, Chief Executive Officer and director. We have entered into numerous transactions with Remington Hotel, Remington Lodging, and Ashford Financial, including the following:

•	We have engaged Remington Lodging as the property manager for 13 of our 17 hotel properties. Subject to the right of our independent directors to hire a third-party manager under certain circumstances, we will also engage Remington Lodging as the property manager for any future hotel properties that we may acquire.

•	Subject to certain limited exceptions, we have the right of first refusal to purchase any investments identified by Remington Hotel that satisfy our investment criteria.

•	Subject to the right of our independent directors to hire a third-party manager under certain circumstances, we will hire Remington Hotel, on a fee basis, for any future development of new properties and for providing project management and other services.

•	Remington Hotel Corporation may from time to time provide other services on the hotels it manages for a fee, subject to the determination by a majority of our independent directors that the fees charged by Remington Hotel Corporation are not comparable to then-current market rates for such services.

•	In connection with our initial public offering, Ashford Financial assigned to us eight asset management and consulting agreements, pursuant to which we provide asset management and consulting services to hotels under management contracts with management companies owned by Remington Hotel or Messrs. Archie and Montgomery Bennett. Messrs. Archie and Montgomery Bennett also own minority interests in the hotels receiving the asset management and consulting services.

      Please refer to the more detailed description of our agreements with Remington Hotel, Remington Lodging and Ashford Financial contained in “Business and Properties — Asset Management and Consulting Agreements,” “— Management Agreement” and “— Mutual Exclusivity Agreement.” Please also see “Risk Factors — Risks Related to Our Business.”

      Because we are subject to various conflicts of interest arising from our relationship with Remington Hotel and other parties, to mitigate any potential conflicts of interest, our charter contains a requirement that any transaction or agreement involving us, our wholly-owned subsidiaries or our operating partnership and a director or officer or an affiliate of any director or officer requires the approval of a majority of the disinterested directors. Additionally, our board of directors has adopted a policy that requires all management decisions related to the management agreement with Remington Lodging and all decisions with respect to enforcement of the contribution or sale agreements related to the acquisition of the properties we acquired from entities owned or controlled by Messrs. Archie and Montgomery Bennett in connection with our initial public offering to be approved by a majority of the independent directors, except as specifically provided otherwise in the management agreement.

      The Maryland General Corporate Law, or MGCL, provides that a contract or other transaction between a corporation and any of that corporation’s directors and any other entity in which that director is also a director or has a material financial interest is not void or voidable solely on the grounds of the common directorship or interest, the fact that the director was present at the meeting at which the contract or transaction is approved or the fact that the director’s vote was counted in favor of the contract or transaction, if:

•	the fact of the common directorship or interest is disclosed to the board or a committee of the board, and the board or that committee authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even if the disinterested directors constitute less than a quorum;

•	the fact of the common directorship or interest is disclosed to stockholders entitled to vote on the contract or transaction, and the contract or transaction is approved by a majority of the votes cast by the stockholders entitled to vote on the matter, other than votes of shares owned of record or beneficially by the interested director, corporation, firm or other entity; or

•	the contract or transaction is fair and reasonable to the corporation.

      We cannot assure you that our rights under the mutual exclusivity agreement, our conflicts of interest policies or the MGCL will successfully eliminate conflicts of interest.

Reporting Policies

      Generally speaking, we will make available to our stockholders certified annual financial statements and annual reports. We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended. Pursuant to these requirements, we will file periodic reports, proxy statements and other information, including audited financial statements, with the Securities and Exchange Commission.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Formation Transactions

      Three of our directors, Messrs. Archie and Montgomery Bennett and Mr. Edelman (or members of his family), and two of our executive officers, Messrs. Brooks and Nunneley, and two employees of Remington Hotel Corporation, Mr. Mark Sharkey and Ms. Mary Villarreal, are parties to contribution or sale agreements with our operating partnership pursuant to which they contributed their indirect interests in the properties and asset management and consulting agreements that we acquired in connection with our initial public offering in exchange for the 5,657,917 units of limited partnership interest in our operating partnership, 216,634 shares of our common stock and $3.0 million in cash. The terms of these agreements and the valuation methods used to determine the value of the assets were determined by our management team. The assets were valued based on several factors, including a multiple of expected future earnings, internal rate of return analysis, review of replacement costs and analysis of sales of similar assets. No single factor was given greater weight than any other in valuing those original assets. The aggregate value of the consideration received by each of the contributors of our initial assets is as follows:

				Aggregate
	Number of	Shares of		Value of
	Units	Common Stock	Cash	Consideration
Contributor	Received	Received	Payments	Paid

Archie Bennett, Jr.	2,486,957	108,317	$1,500,000	$24,857,466
Montgomery J. Bennett	2,486,957	108,317	$1,500,000	$24,857,466
Martin L. Edelman	220,647			$1,985,823
David A. Brooks	220,647			$1,985,823
Mark Nunneley	88,257			$794,313
Mark Sharkey	110,323			$992,907
Mary Villarreal	44,129			$397,161

	5,657,917	216,634	$3,000,000	$55,870,959

Description of Contribution Agreements and Tax Indemnity

      Each of the contribution and sale agreements contained representations and warranties concerning the ownership and operation of the original assets and other customary matters. Each contributing or selling entity has agreed to indemnify our operating partnership against breaches of the representations and warranties made by that entity in the related contribution agreement. The amount of such indemnification claims by us is limited with respect to each entity that owned the assets to the amount of the purchase price paid to that entity in the contribution or sale agreement, and, except with respect to the entity that contributed the asset management and consulting agreements, our operating partnership is not entitled to indemnity until the aggregate of indemnifiable losses exceeds $200,000 per property. In addition, the indemnification obligations of the contributing or selling entities survive the closing of the transactions contemplated by the related agreement for a period of 12 months and, except for the indemnification by the entity that contributed the asset management and consulting agreements, is secured by a pledge of the shares or partnership units we issued in exchange for the original properties.

      Under the terms of the applicable tax indemnification agreements we entered into with our affiliates in connection with our formation, we are required to pay the contributors’ tax liability in the event we reduce the indebtedness related to one of our original hotels or if we dispose of any of the contributed properties in a taxable disposition prior to the earlier of:

•	10 years after the contribution of the related property, and

•	the date on which the contributor no longer owns, in the aggregate, at least 25% of the units issued to such contributor at the time of their contribution of property to our operating partnership.

      The tax indemnity will be equal to the amount of the federal and state income tax liability incurred by the contributor (using an assumed combined federal and state income tax rate at the then-highest applicable marginal rate for such contributor) with respect to the gain allocated to the contributor under Section 704(c) of the Internal Revenue Code. The terms of the tax indemnification agreements require us to gross up the tax indemnity payment for the amount of income taxes due as a result of the tax indemnity payment. If we were to sell in a taxable transaction all five of the properties contributed to us in connection with our initial public offering, our estimated total tax indemnification obligation to our indemnified contributors, including a gross-up payment we would make, would be approximately $17.0 million.

      No tax indemnity payment will be due if we dispose of the contributed property in a tax-deferred transaction, such as a like-kind exchange under Section 1031 of the Internal Revenue Code. The tax indemnification agreements also require us for a period of 10 years to use our commercially reasonable efforts to maintain non-recourse indebtedness in the amount of at least $16.0 million, which will allow the contributors to defer recognition of gain in connection with the contribution of the Las Vegas property.

Other Benefits to Related Parties

      We currently lease office space for our headquarters from Remington Hotel Corporation, which is owned 100% by Messrs. Archie and Montgomery Bennett. The annual base rental payment is approximately $150,000, and the lease expires April 1, 2014.

      In connection with the formation transactions consummated in connection with our initial public offering, Messrs. Archie and Montgomery Bennett received material benefits, including the release of certain guarantee and indemnification agreements entered into by entities directly or indirectly owned or controlled by the Bennetts.

      Additionally, our operating partnership entered into a master management agreement with Remington Lodging, subject to certain independent director approvals, pursuant to which Remington Lodging operates and manages most of our hotels. Remington Lodging is an affiliate of Remington Hotel Corporation, both of which are owned 100% by Messrs. Archie and Montgomery Bennett. The fees due to Remington Lodging under the management agreement include management fees, project management fees and other fees. The amount of management fees for the initial six properties for the 12 months ended December 31, 2003, assuming the management agreement had been in place during such 12-month period, would have been equal to $1.1 million. The actual amount of project management fees for the same period, under the same assumptions, would have been $20,771. The actual amount of other fees for the same period, using the same assumption would have been $20,771 for furniture, fixtures and equipment purchasing management fees and $335,760 for accounting fees. The total actual amount of management, project development and other fees for the twelve months ended December 31, 2003 paid under the pre-existing management agreements, which were terminated upon the consummation of the initial public offering of our common stock, is the same as the total of such fees assuming the new management agreement was in place during such period. See “Business and Properties — Management Agreements — Remington Lodging Management Agreement.”

      Further, we and our operating partnership entered into a mutual exclusivity agreement with Remington Lodging and Remington Hotel and Messrs. Archie and Montgomery Bennett, pursuant to which we have a first right of refusal to purchase lodging investments identified by them. We also agreed to hire Remington Lodging for the management or construction of any hotel which is part of an investment we elect to pursue, unless either all of our independent directors elect not to do so or a majority of our independent directors elect not to do so based on a determination that special circumstances exist or that another manager or developer could perform materially better than Remington Lodging. See “Business and Properties — Mutual Exclusivity Agreement.”

      In connection with the consummation of our initial public offering, we acquired eight asset management and consulting agreements between Ashford Financial Corporation and eight hotel management companies in consideration of 1,025,000 units of limited partnership interests of our operating partnership. Under these eight agreements, Ashford Financial Corporation provided asset management and consulting services to 27 hotels managed under contract with the eight management companies. We now hold Ashford Financial Corporation’s interest under the contributed agreements and perform the services instead of Ashford Financial Corporation. Each of the eight management companies is either a wholly owned subsidiary of Remington Hotel Corporation, which is owned 100% by Messrs. Archie and Montgomery Bennett, or is 100% owned by one or both of the Bennetts. Messrs. Archie and Montgomery Bennett also have a minority ownership interest in the underlying 27 hotels for which the asset management and consulting services are provided and own 100% of Ashford Financial Corporation. Pursuant to a written guaranty agreement executed by Ashford Financial Corporation for our benefit, Ashford Financial Corporation guaranteed that we will be paid a minimum of $1.2 million per year for five years from our initial public offering, in consulting fees under all of the asset management and consulting agreements, for a total guarantee of $6.0 million. We will be entitled to this guaranteed minimum amount even if, during the five-year period, any of the 27 hotel properties is sold or if the hotels fail to generate sufficient revenue to result in at least $1.2 million in fees to us per year of the agreement. The minimum guaranteed amount will be subject to annual adjustments based on the consumer price index. We were paid $137,319 in 2003 under all of the asset management and consulting agreements. See “Business and Properties — Asset Management and Consulting Agreements.”

      Finally, during the period January 1, 2002 through May 5, 2003 Mr. Martin Edelman, one of our directors, received $255,000 from Ashford Financial Corporation and $108,819 from Remington Hotel, in each case for legal, financial and investment advisory services rendered to certain limited partnerships of which Remington Hotel or its affiliates were limited partners. Additionally, the wife of Mr. David Kimichik, our Chief Financial Officer, is a partner at Andrews Kurth LLP, and Andrews Kurth LLP has represented us in connection with this offering.

PRINCIPAL STOCKHOLDERS

      The following table sets forth certain information regarding the ownership of our common stock, assuming the completion of the offering, by (i) each of our directors, (ii) each of our executive officers, (iii) all of our directors and executive officers as a group and (iv) each holder of five percent or more of our common stock. Unless otherwise indicated, all shares are owned directly and the indicated person has sole voting and investment power.

	Number of
	Shares	Percent	Percent
	Beneficially	of Class	of Class
Name of Stockholder	Owned(1)	(Before Offering)(2)	(After Offering)(2)

Kensington Investment Group, Inc.	3,163,100 (3)	12.26% (4)	9.50%
Eubel Brady & Suttman Asset Management, Inc.	2,775,810 (5)	10.76% (6)	8.34%
Heitman Real Estate Securities LLC	1,692,254 (7)	6.56%	5.08%

Montgomery J. Bennett	3,091,152	10.93%	8.64%
Archie Bennett, Jr.	3,077,052	10.88%	8.60%
Martin Edelman	230,647	0.89%	0.69%
Charles P. Toppino	10,100	0.04%	0.03%
Philip S. Payne	10,000	0.04%	0.03%
W.D. Minami	7,500	0.03%	0.02%
W. Michael Murphy	7,000	0.03%	0.02%
David A. Brooks	265,931	1.02%	0.79%
Douglas Kessler	117,231	0.45%	0.35%
Mark Nunneley	109,813	0.42%	0.33%
David Kimichik	78,805	0.31%	0.24%
All executive officers and directors as a group (11 persons)	7,005,231	22.38%	18.05%

(1)	Assumes that all units of our operating partnership held by such person or group of persons are redeemed for common stock (regardless of when such units are redeemable) and includes restricted stock grants that vest in equal annual installments on each of the first three anniversaries of our initial public offering and restricted stock grants made as of March 15, 2004 that vest in equal annual installments on each of the first three anniversaries of the date of their issuance.

(2)	The total number of shares outstanding used in calculating the percentage assumes that none of the operating partnership units or options held by other persons are redeemed for common stock or exercised for common stock.

(3)	Based on information provided by Kensington Investment Group, Inc. in Schedule 13/G filed with the Securities and Exchange Commission on January 21, 2004. Kensington Investment Group, Inc.’s address is 4 Orinda Way, Suite 220-D, Orinda, California 94563.

(4)	Our board has reviewed the ownership percentage of Kensington Investment Group, Inc. and has granted a limited waiver to the 9.8% ownership limitation in our charter, up to 12.29%, which is the highest percentage ownership held by Kensington at any time. Kensington is a pass through entity and its beneficial ownership of our stock in excess of our 9.8% limitation does not affect our REIT status and does not require us to change our charter provisions related to the limitation on ownership.

(5)	Based on information provided by Eubel Brady & Suttman Asset Management, Inc. in Schedule 13/G filed with the Securities and Exchange Commission on February 17, 2004, which states that Eubel Brady & Suttman Asset Management, Inc. has shared voting power. Eubel Brady & Suttman Asset Management, Inc.’s address is 7777 Washington Drive, Suite 210, Dayton, Ohio 45459.

(6)	Our board has reviewed the ownership percentage of Eubel Brady & Suttman Asset Management, Inc. and has granted a limited waiver to the 9.8% ownership limitation in our charter, up to 11.70%, which is the highest percentage ownership held by Eubel Brady at any time. Eubel Brady is a pass through entity and its beneficial ownership of our stock in excess of our 9.8% limitation does not affect our REIT status and does not require us to change our charter provisions related to the limitation on ownership.

(7)	Based on information provided by Heitman Real Estate Securities LLC in Schedule 13/G filed with the Securities and Exchange Commission on February 17, 2004. Heitman Real Estate Securities LLC.’s address is 180 North LaSalle Street, Suite 3600, Chicago, Illinois 60601.

DESCRIPTION OF CAPITAL STOCK

General

      We were formed under the laws of the State of Maryland. Rights of our stockholders are governed by the Maryland General Corporation Law, or MGCL, our charter and our bylaws. The following is a summary of the material provisions of our capital stock. Copies of our charter and bylaws are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Authorized Stock

      Our charter provides that we may issue up to 200 million shares of voting common stock, par value $.01 per share, and 50 million shares of preferred stock, par value $.01 per share. Upon completion of this offering, there will be 33,300,447 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Common Stock

      All shares of our common stock offered hereby will be duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other class or series of stock and to the provisions of the charter regarding the restrictions on transfer of stock, holders of shares of our common stock are entitled to receive dividends on such stock when, as and if authorized by our board of directors out of funds legally available therefor and declared by us and to share ratably in the assets of our company legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all known debts and liabilities of our company, including the preferential rights on dissolution of any class or classes of preferred stock.

      Subject to the provisions of our charter regarding the restrictions on transfer of stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as provided with respect to any other class or series of stock, the holders of such shares will possess the exclusive voting power. There is no cumulative voting in the election of our board of directors, which means that the holders of a plurality of the outstanding shares of our common stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

      Holders of shares of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of our company. Subject to the provisions of the charter regarding the restrictions on transfer of stock, shares of our common stock will have equal dividend, liquidation and other rights.

      Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, consolidate, transfer all or substantially all of its assets, engage in a statutory share exchange or engage in similar transactions outside the ordinary course of business unless declared advisable by the board of directors and approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter does not provide for a lesser percentage for these matters. However, Maryland law permits a corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to one or more persons if all of the equity interests of the person or persons are owned, directly or indirectly, by the corporation. Because operating assets may be held by a corporation’s subsidiaries, as in our situation, this may mean that a subsidiary of a corporation can transfer all of its assets without a vote of the corporation’s stockholders.

      Our charter authorizes our board of directors to reclassify any unissued shares of our common stock into other classes or series of classes of stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series.

Preferred Stock

      Our charter authorizes our board of directors to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of any series. Prior to issuance of shares of each series, our board of directors is required by the MGCL and our charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such series. Thus, our board of directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change of control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interest. As of the date hereof, no shares of preferred stock are outstanding and we have no current plans to issue any preferred stock.

Power to Increase Authorized Stock and Issue Additional Shares of Our

Common Stock and Preferred Stock

      We believe that the power of our board of directors, without stockholder approval, to increase the number of authorized shares of stock, issue additional authorized but unissued shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to cause us to issue such classified or reclassified shares of stock provides us with flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as the common stock, will be available for issuance without further action by our stockholders, unless stockholder consent is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors does not intend to do so, it could authorize us to issue a class or series that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for our stockholder or otherwise be in their best interest.

Restrictions on Ownership and Transfer

      In order for us to qualify as a REIT under the Internal Revenue Code or “Code”, not more than 50% of the value of the outstanding shares of our stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made by us). In addition, if we, or one or more owners (actually or constructively) of 10% or more of us, actually or constructively owns 10% or more of a tenant of ours (or a tenant of any partnership in which we are a partner), the rent received by us (either directly or through any such partnership) from such tenant will not be qualifying income for purposes of the REIT gross income tests of the Code. Our stock must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year (other than the first year for which an election to be a REIT has been made by us).

      Our charter contains restrictions on the ownership and transfer of our capital stock that are intended to assist us in complying with these requirements and continuing to qualify as a REIT. The relevant sections of our charter provide that, subject to the exceptions described below, no person or persons acting as a group may own, or be deemed to own by virtue of the attribution provisions of the Code, more than (i) 9.8% of the lesser of the number or value of shares of our common stock outstanding or (ii) 9.8% of the lesser of the number or value of the issued and outstanding preferred or other shares of any class or series of our stock. We refer to this restriction as the “ownership limit.”

      The ownership attribution rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our common stock (or the acquisition of an interest in an entity that owns, actually or constructively, our common stock) by an individual or entity, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% of our outstanding common stock and thereby subject the common stock to the ownership limit.

      Our board of directors may, in its sole discretion, waive the ownership limit with respect to one or more stockholders who would not be treated as “individuals” for purposes of the Code if it determines that such ownership will not cause any “individual’s” beneficial ownership of shares of our capital stock to violate the ownership limit and that any exemption from the ownership limit will not jeopardize our status as a REIT (for example, by causing any tenant of ours to be considered a “related party tenant” for purposes of the REIT qualification rules).

      As a condition of our waiver, our board of directors may require an opinion of counsel or IRS ruling satisfactory to our board of directors, and/or representations or undertakings from the applicant with respect to preserving our REIT status.

      In connection with the waiver of the ownership limit or at any other time, our board of directors may decrease the ownership limit for all other persons and entities; provided, however, that the decreased ownership limit will not be effective for any person or entity whose percentage ownership in our capital stock is in excess of such decreased ownership limit until such time as such person or entity’s percentage of our capital stock equals or falls below the decreased ownership limit, but any further acquisition of our capital stock in excess of such percentage ownership of our capital stock will be in violation of the ownership limit. Additionally, the new ownership limit may not allow five or fewer “individuals” (as defined for purposes of the REIT ownership restrictions under the Code) to beneficially own more than 49.0% of the value of our outstanding capital stock.

      Our charter provisions further prohibit:

•	any person from actually or constructively owning shares of our capital stock that would result in us being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT; and

•	any person from transferring shares of our capital stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

      Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our common stock that will or may violate any of the foregoing restrictions on transferability and ownership will be required to give notice immediately to us and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing provisions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

      Pursuant to our charter, if any purported transfer of our capital stock or any other event would otherwise result in any person violating the ownership limits or the other restrictions in our charter, then any such purported transfer will be void and of no force or effect with respect to the purported transferee or owner (collectively referred to hereinafter as the “purported owner”) as to that number of shares in excess of the ownership limit (rounded up to the nearest whole share). The number of shares in excess of the ownership limit will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us. The trustee of the trust will be designated by us and must be unaffiliated with us and with any purported owner. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Any dividend or other distribution paid to the purported owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary of the trust and all dividends and other distributions paid by us with respect to such “excess” shares prior to the sale by the trustee of such shares shall be paid to the trustee for the beneficiary. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit, then our charter provides that the transfer of the excess shares will be void. Subject to Maryland law, effective as of the date that such excess shares have been transferred to the trust, the trustee shall have the authority (at the trustee’s sole discretion and subject to applicable law) (i) to rescind as void any vote cast by a purported owner prior to our discovery that such shares have been transferred to the trust and (ii) to recast such vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust, provided that if we have already taken irreversible action, then the trustee shall not have the authority to rescind and recast such vote.

      Shares of our capital stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price paid by the purported owner for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares of our capital stock at market price, the market price on the day of the event which resulted in the transfer of such shares of our capital stock to the trust) and (ii) the market price on the date we, or our designee, accepts such offer. We have the right to accept such offer until the trustee has sold the shares of our capital stock held in the trust pursuant to the clauses discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates and the trustee must distribute the net proceeds of the sale to the purported owner and any dividends or other distributions held by the trustee with respect to such capital stock will be paid to the charitable beneficiary.

      If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limits. After that, the trustee must distribute to the purported owner an amount equal to the lesser of (i) the net price paid by the purported owner for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares at market price, the market price on the day of the event which resulted in the transfer of such shares of our capital stock to the trust) and (ii) the net sales proceeds received by the trust for the shares. Any proceeds in excess of the amount distributable to the purported owner will be distributed to the beneficiary.

      Our charter also provides that “Benefit Plan Investors” (as defined in our charter) may not hold, individually or in the aggregate, 25% or more of the value of any class or series of shares of our capital stock to the extent such class or series does not constitute “Publicly Offered Securities” (as defined in our charter).

      All persons who own, directly or by virtue of the attribution provisions of the Code, more than 5% (or such other percentage as provided in the regulations promulgated under the Code) of the lesser of the number or value of the shares of our outstanding capital stock must give written notice to us within 30 days after the end of each calendar year. In addition, each stockholder will, upon demand, be required to disclose to us in writing such information with respect to the direct, indirect and constructive ownership of shares of our stock as our board of directors deems reasonably necessary to comply with the provisions of the Code applicable to a REIT, to comply with the requirements or any taxing authority or governmental agency or to determine any such compliance.

      All certificates representing shares of our capital stock bear a legend referring to the restrictions described above.

      These ownership limits could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price over the then prevailing market price for the holders of some, or a majority, of our outstanding shares of common stock or which such holders might believe to be otherwise in their best interest.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock and preferred stock is Equiserve Trust Company, N.A.

MATERIAL PROVISIONS OF MARYLAND LAW AND OF OUR

CHARTER AND BYLAWS

      The following is a summary of certain provisions of Maryland law and of our charter and bylaws. Copies of our charter and bylaws are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

The Board of Directors

      Our bylaws provide that the number of directors of our company may be established by our board of directors but may not be fewer than the minimum number permitted under the MGCL (generally, three) nor more than 15. Any vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors.

      Pursuant to our charter, each member of our board of directors will serve one year terms, with each member’s initial term expiring in 2004. Holders of shares of our common stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders at which our board of directors is elected, the holders of a plurality of the shares of our common stock will be able to elect all of the members of our board of directors.

Business Combinations

      Maryland law prohibits “business combinations” between a corporation and an interested stockholder or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, statutory share exchange, or, in circumstances specified in the statute, certain transfers of assets, certain stock issuances and transfers, liquidation plans and reclassifications involving interested stockholders and their affiliates as asset transfer or issuance or reclassification of equity securities. Maryland law defines an interested stockholder as:

•	any person who beneficially owns 10% or more of the voting power of our voting stock; or

•	an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation.

      A person is not an interested stockholder if the board of directors approves in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving the transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.

      After the five year prohibition, any business combination between a corporation and an interested stockholder generally must be recommended by the board of directors and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of the then outstanding shares of common stock; and

•	two-thirds of the votes entitled to be cast by holders of the common stock other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or shares held by an affiliate or associate of the interested stockholder.

      These super-majority vote requirements do not apply if the common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

      The statute permits various exemptions from its provisions, including business combinations that are approved by the board of directors before the time that the interested stockholder becomes an interested stockholder.

      Our charter includes a provision excluding the corporation from these provisions of the MGCL and, consequently, the five-year prohibition and the super-majority vote requirements will not apply to business combinations between us and any interested stockholder of ours unless we later amend our charter, with stockholder approval, to modify or eliminate this provision. We believe that our ownership restrictions will substantially reduce the risk that a stockholder would become an “interested stockholder” within the meaning of the Maryland business combination statute.

Control Share Acquisitions

      The MGCL provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved at a special meeting by the affirmative vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock in a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of shares of stock of the corporation in the election of directors: (i) a person who makes or proposes to make a control share acquisition, (ii) an officer of the corporation or (iii) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

      A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

      If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

      The control share acquisition statute does not apply (i) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (ii) to acquisitions approved or exempted by the charter or bylaws of the corporation.

      Our charter contains a provision exempting from the control share acquisition statute any and all acquisitions by any person of our common stock and, consequently, the applicability of the control share acquisitions unless we later amend our charter, with stockholder approval, to modify or eliminate this provision. We believe that our ownership restrictions will substantially reduce the risk that a stockholder would become an “interested stockholder” within the meaning or the Maryland business combination statute.

Amendment to Our Charter

      Our charter may be amended only if declared advisable by the board of directors and approved by the affirmative vote of the holders of at least two-thirds of all of the votes entitled to be cast on the matter.

Dissolution of Our Company

      The dissolution of our company must be declared advisable by the board of directors and approved by the affirmative vote of the holders of not less than two-thirds of all of the votes entitled to be cast on the matter.

Advance Notice of Director Nominations and New Business

      Our bylaws provide that:

•	with respect to an annual meeting of stockholders, the only business to be considered and the only proposals to be acted upon will be those properly brought before the annual meeting:

—	pursuant to our notice of the meeting;

—	by, or at the direction of, a majority of our board of directors; or

—	by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in our bylaws;

•	with respect to special meetings of stockholders, only the business specified in our company’s notice of meeting may be brought before the meeting of stockholders unless otherwise provided by law; and

•	nominations of persons for election to our board of directors at any annual or special meeting of stockholders may be made only:

—	by, or at the direction of, our board of directors; or

—	by a stockholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in our bylaws.

Anti-Takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws

      The advance notice provisions of our bylaws could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interest. Likewise, if our company’s charter were to be amended to avail the corporation of the business combination provisions of the MGCL or if the provision in the charter opting out of the control share acquisition provisions of the MGCL were rescinded, these provisions of the MGCL could have similar anti-takeover effects.

Indemnification and Limitation of Directors’ and Officers’ Liability

      Our charter and the partnership agreement provide for indemnification of our officers and directors against liabilities to the fullest extent permitted by the MGCL, as amended from time to time.

      The MGCL permits a corporation to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that:

•	an act or omission of the director or officer was material to the matter giving rise to the proceeding and:

—	was committed in bad faith; or

—	was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation (other than for expenses incurred in a successful defense of such an action) or for a judgment of liability on the basis that personal benefit was improperly received. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation; and

•	a written undertaking by the director or on the director’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director did not meet the standard of conduct.

      The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

      Our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made a party to the proceeding by reason of his or her service in that capacity; or

•	any individual who, while a director or officer of our company and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee and who is made a party to the proceeding by reason of his or her service in that capacity.

      Our bylaws also obligate us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described in second and third bullet points above and to any employee or agent of our company or a predecessor of our company.

      The partnership agreement of our operating partnership provides that we, as general partner, and our officers and directors are indemnified to the fullest extent permitted by law. See “Partnership Agreement — Exculpation and Indemnification of the General Partner.”

      Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PARTNERSHIP AGREEMENT

Management

      Ashford Hospitality Limited Partnership, our operating partnership, has been organized as a Delaware limited partnership. One of our wholly-owned subsidiaries is the sole general partner of this partnership, and one of our subsidiaries holds limited partnership units in this partnership. Upon completion of this offering, we will own, through wholly-owned subsidiaries, approximately 85.2% interest in our operating partnership and have a 14.8% minority interest of which less than 0.3% will be held by persons other than certain of our executives, employees and employees of our affiliates. In the future, we may issue additional interests in our operating partnership to third parties.

      Pursuant to the partnership agreement of the operating partnership, we, as the sole general partner, generally have full, exclusive and complete responsibility and discretion in the management, operation and control of the partnership, including the ability to cause the partnership to enter into certain major transactions, including acquisitions, developments and dispositions of properties, borrowings and refinancings of existing indebtedness. No limited partner may take part in the operation, management or control of the business of the operating partnership by virtue of being a holder of limited partnership units.

      Our subsidiary may not be removed as general partner of the partnership. Upon the bankruptcy or dissolution of the general partner, the general partner shall be deemed to be removed automatically.

      The limited partners of our operating partnership have agreed that in the event of a conflict in the fiduciary duties owed (i) by us to our stockholders and (ii) by us, as general partner of the operating partnership, to those limited partners, we may act in the best interests of our stockholders without violating our fiduciary duties to the limited partners of the operating partnership or being liable for any resulting breach of our duties to the limited partners.

Transferability of Interests

      General Partner. The partnership agreement provides that we may not transfer our interest as a general partner (including by sale, disposition, merger or consolidation) except:

•	in connection with a merger of the operating partnership, a sale of substantially all of the assets of the operating partnership or other transaction in which the limited partners receive a certain amount of cash, securities or property; or

•	in connection with a merger of us or the general partner into another entity, if the surviving entity contributes substantially all its assets to the operating partnership and assumes the duties of the general partner under the operating partnership agreement.

      Limited Partner. The partnership agreement prohibits the sale, assignment, transfer, pledge or disposition of all or any portion of the limited partnership units without our consent, which we may give or withhold in our sole discretion. However, an individual partner may donate his units to his immediate family or a trust wholly owned by his immediate family, without our consent. In addition, the partnerships contributing our initial hotel properties to us in exchange for units in our operating partnership may transfer those units to their partners, without our consent. The partnership agreement contains other restrictions on transfer if, among other things that transfer:

•	would cause us to fail to comply with the REIT rules under the Internal Revenue Code, or

•	would cause us to become a publicly-traded partnership under the Internal Revenue Code.

Capital Contributions

      Through a wholly-owned subsidiary, we will contribute to the partnership all the net proceeds of this offering in exchange for 7.5 million limited partnership units, making our ownership percentage approximately 85.2%.

      The partnership agreement provides that if the partnership requires additional funds at any time in excess of funds available to the partnership from borrowing or capital contributions, we may borrow such funds from a financial institution or other lender and lend such funds to the partnership. Under the partnership agreement, we are obligated to contribute the proceeds of any offering of stock as additional capital to the partnership. The operating partnership is authorized to cause the partnership to issue partnership interests for less than fair market value if we conclude in good faith that such issuance is in both the partnership’s and our best interests.

      The partnership agreement provides that we may make additional capital contributions, including properties, to the partnership in exchange for additional partnership units. If we contribute additional capital to the partnership and receive additional partnership interests for such capital contribution, our percentage interests will be increased on a proportionate basis based on the amount of such additional capital contributions and the value of the partnership at the time of such contributions. Conversely, the percentage interests of the other limited partners will be decreased on a proportionate basis. In addition, if we contribute additional capital to the partnership and receive additional partnership interests for such capital contribution, the capital accounts of the partners will be adjusted upward or downward to reflect any unrealized gain or loss attributable to our properties as if there were an actual sale of such properties at the fair market value thereof. Limited partners have no preemptive right to make additional capital contributions.

      The operating partnership could issue preferred partnership interests in connection with acquisitions of property or otherwise. Any such preferred partnership interests would have priority over common partnership interests with respect to distributions from the partnership, including the partnership interests that our wholly-owned subsidiaries own.

Redemption Rights

      Under the partnership agreement, we have granted to each limited partner (other than our subsidiary) the right to redeem their limited partnership units. This right may be exercised at the election of that limited partner by giving us written notice, subject to some limitations. The purchase price for the limited partnership units to be redeemed will equal the fair market value of our common stock. The purchase price for the limited partnership units may be paid in cash, or, in our discretion, by the issuance by us of a number of shares of our common stock equal to the number of limited partnership units with respect to which the rights are being exercised. However, no limited partner will be entitled to exercise its redemption rights to the extent that the issuance of common stock to the redeeming partner would be prohibited under our charter or, if after giving effect to such exercise, would cause any person to own, actually or constructively, more than 9.8% of our common stock, unless such ownership limit is waived by us in our sole discretion.

      In all cases, however, no limited partner may exercise the redemption right for fewer than 1,000 partnership units or, if a limited partner holds fewer than 1,000 partnership units, all of the partnership units held by such limited partner.

      Currently, the aggregate number of shares of common stock issuable upon exercise of the redemption rights is 5,764,592. The number of shares of common stock issuable upon exercise of the redemption rights will be adjusted to account for share splits, mergers, consolidations or similar pro rata share transactions.

Operations

      The partnership agreement requires the partnership to be operated in a manner that enables us to satisfy the requirements for being classified as a REIT, to minimize any excise tax liability imposed by the Internal Revenue Code and to ensure that the partnership will not be classified as a “publicly traded partnership” taxable as a corporation under Section 7704 of the Code.

      In addition to the administrative and operating costs and expenses incurred by the partnership, the partnership will pay all of our administrative costs and expenses. These expenses will be treated as expenses of the partnership and will generally include:

•	all expenses relating to our continuity of existence;

•	all expenses relating to offerings and registration of securities;

•	all expenses associated with the preparation and filing of any of our periodic reports under federal, state or local laws or regulations;

•	all expenses associated with our compliance with laws, rules and regulations promulgated by any regulatory body; and

•	all of our other operating or administrative costs incurred in the ordinary course of its business on behalf of the partnership.

Distributions

      The partnership agreement provides that the partnership will make cash distributions in amounts and at such times as determined by us in our sole discretion, to us and other limited partners in accordance with the respective percentage interests of the partners in the partnership.

      Upon liquidation of the partnership, after payment of, or adequate provisions for, debts and obligations of the partnership, including any partner loans, any remaining assets of the partnership will be distributed to us and the other limited partners with positive capital accounts in accordance with the respective positive capital account balances of the partners.

Allocations

      Profits and losses of the partnership (including depreciation and amortization deductions) for each fiscal year generally are allocated to us and the other limited partners in accordance with the respective percentage interests of the partners in the partnership. All of the foregoing allocations are subject to compliance with the provisions of Internal Revenue Code sections 704(b) and 704(c) and Treasury Regulations promulgated thereunder. The partnership will use the “traditional method” under Internal Revenue Code section 704(c) for allocating items with respect to which the fair market value at the time of contribution differs from the adjusted tax basis at the time of contribution for a hotels.

Amendments

      Generally, we, as the general partner of the operating partnership, may amend the partnership agreement without the consent of any limited partner to clarify the partnership agreement, to make changes of an inconsequential nature, to reflect the admission, substitution or withdrawal of limited partners, to reflect the issuance of additional partnership interests or if, in the opinion of counsel, necessary or appropriate to satisfy the Code with respect to partnerships or REITs or federal or state securities laws. However, any amendment which alters or changes the distribution or redemption rights of a limited partner (other than a change to reflect the seniority of any distribution or liquidation rights of any preferred units issued in accordance with the partnership agreement), changes the method for allocating profits and losses, imposes any obligation on the limited partners to make additional capital contributions or adversely affects the limited liability of the limited partners requires the consent of holders of 66 2/3% of the limited partnership units, excluding our indirect ownership of limited partnership units. Other amendments require approval of the general partner and holders of 50% of the limited partnership units.

      In addition, the operating partnership may be amended, without the consent of any limited partner, in the event that we or any of our subsidiaries engages in a merger or consolidation with another entity and immediately after such transaction the surviving entity contributes to the operating partnership substantially all of the assets of such surviving entity and the surviving entity agrees to assume our subsidiary’s obligation as general partner of the partnership. In such case, the surviving entity will amend the operating partnership agreement to arrive at a new method for calculating the amount a limited partner is to receive upon redemption or conversion of a partnership unit (such method to approximate the existing method as much as possible).

Exculpation and Indemnification of the General Partner

      The partnership agreement of our operating partnership provides that neither the general partner, nor any of its directors and officers will be liable to the partnership or to any of its partners as a result of errors in judgment or mistakes of fact or law or of any act or omission, if the general partner acted in good faith.

      In addition, the partnership agreement requires our operating partnership to indemnify and hold the general partner and its directors, officers and any other person it designates, harmless from and against any and all claims arising from operations of the operating partnership in which any such indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established that:

•	the act or omission of the indemnitee was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty,

•	the indemnitee actually received an improper personal benefit in money, property or services, or

•	in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

      No indemnitee may subject any partner of our operating partnership to personal liability with respect to this indemnification obligation as this indemnification obligation will be satisfied solely out of the assets of the partnership.

Term

      The partnership has a perpetual life, unless dissolved upon:

•	the general partner’s bankruptcy or dissolution or withdrawal (unless the limited partners elect to continue the partnership);

•	the passage of 90 days after the sale or other disposition of all or substantially all the assets of the partnership;

•	the redemption of all partnership units (other than those held by us, if any); or

•	an election by us in our capacity as the sole owner of the general partner.

Tax Matters

      The general partner is the tax matters partner of the operating partnership. We have the authority to make tax elections under the Internal Revenue Code on behalf of the partnership. The net income or net loss of the operating partnership will generally be allocated to us and the limited partners in accordance with our respective percentage interests in the partnership, subject to compliance with the provisions of the Internal Revenue Code.

FEDERAL INCOME TAX CONSEQUENCES OF OUR STATUS AS A REIT

      The following discussion is a summary of the material federal income tax considerations that may be relevant to a prospective holder of common stock, and, unless otherwise noted in the following discussion, expresses the opinion of Andrews Kurth LLP insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. The discussion does not address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders that are subject to special treatment under the federal income tax laws, such as insurance companies, financial institutions or broker-dealers, tax-exempt organizations (except to the limited extent discussed in “— Taxation of Tax-Exempt Stockholders”), of foreign corporations and persons who are not citizens or residents of the United States (except to the limited extent discussed in “— Taxation of Non-U.S. Stockholders”).

      The statements of law in this discussion and the opinion of Andrews Kurth LLP are based on current provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” existing temporary and final Treasury regulations thereunder, and current administrative rulings and court decisions. No assurance can be given that future legislative, judicial, or administrative actions or decisions, which may be retroactive in effect, will not affect the accuracy of any statements in this prospectus with respect to the transactions entered into or contemplated prior to the effective date of such changes.

      We urge you to consult your own tax advisor regarding the specific tax consequences to you of ownership of our common stock and of our election to be taxed as a REIT. Specifically, you should consult your own tax advisor regarding the federal, state, local, foreign, and other tax consequences of such ownership and election and regarding potential changes in applicable tax laws.

Taxation of Our Company

      We are currently taxed as a REIT under the federal income tax laws. We believe that we are organized and operate in such a manner as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to continue to qualify as a REIT. This section discusses the laws governing the federal income tax treatment of a REIT and its stockholders. These laws are highly technical and complex.

      Andrews Kurth LLP has acted as our counsel in connection with the offering and our election to be taxed as a REIT. In the opinion of Andrews Kurth LLP, we are organized in conformity with the requirements for qualification as a REIT, and our method of operation enables us to meet the requirements for qualification and taxation as a REIT under the Code. Investors should be aware that Andrews Kurth LLP’s opinion is based upon customary assumptions, is conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our properties and the future conduct of our business, and is not binding upon the Internal Revenue Service or any court. In addition, Andrews Kurth LLP’s opinion is based on existing federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our continued qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our share ownership, and the percentage of our earnings that we distribute. While Andrews Kurth LLP has reviewed those matters in connection with the foregoing opinion, Andrews Kurth LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of our operation for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of our failure to qualify as a REIT, see “— Failure to Qualify.”

      If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our stockholders. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. However, we will be subject to federal tax in the following circumstances:

•	We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to our stockholders during, or within a specified time period after, the calendar year in which the income is earned.

•	Under certain circumstances, we may be subject to the “alternative minimum tax” on items of tax preference.

•	We will pay income tax at the highest corporate rate on (1) net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business and (2) other non-qualifying income from foreclosure property.

•	We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

•	If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under “— Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on (1) the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by (2) a fraction intended to reflect our profitability.

•	If we fail to distribute during a calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods, we will pay a 4% excise tax on the excess of this required distribution over the amount we actually distributed.

•	We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that a timely designation of such gain is made by us to the stockholder) and would receive a credit or refund for its proportionate share of the tax we paid.

•	If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference to the C corporation’s basis in the asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of such asset during the 10-year period after we acquire such asset. The amount of gain on which we will pay tax generally is the lesser of: (1) the amount of gain that we recognize at the time of the sale or disposition; and (2) the amount of gain that we would have recognized if we had sold the asset at the time we acquired the asset.

•	We will incur a 100% excise tax on transactions with a “taxable REIT subsidiary” that are not conducted on an arm’s-length basis.

Requirements for Qualification

      A REIT is a corporation, trust, or association that meets the following requirements:

1. it is managed by one or more trustees or directors;

2. its beneficial ownership is evidenced by transferable shares or by transferable certificates of beneficial interest;

3. it would be taxable as a domestic corporation but for the REIT provisions of the federal income tax laws;

4. it is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws;

5. at least 100 persons are beneficial owners of its shares or ownership certificates;

6. no more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, as defined in the federal income tax laws to include certain entities, during the last half of each taxable year;

7. it elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status;

8. it uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the federal income tax laws; and

9. it meets certain other qualification tests, described below, regarding the nature of its income and assets and the amount of its distributions.

      We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for such taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding shares of our common stock in proportion to their actuarial interests in the trust for purposes of requirement 6.

      We have issued sufficient common stock with enough diversity of ownership to satisfy requirements 5 and 6 set forth above. In addition, our charter restricts the ownership and transfer of the common stock so that we should continue to satisfy requirements 5 and 6. The provisions of our charter restricting the ownership and transfer of the common stock are described in “Descriptions of Capital Stock — Restrictions on Transfer.”

      A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A “qualified REIT subsidiary” is a corporation, other than a taxable REIT subsidiary (“TRS”), all of the capital stock of which is owned by the REIT. Thus, in applying the requirements described in this section, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of that subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit. Similarly, any wholly owned limited liability company that we own will be disregarded, and all assets, liabilities and items of income, deduction and credit of such limited liability company will be treated as ours.

      In the case of a REIT that is a partner in a partnership, the REIT is treated as owning its proportionate share (based on capital interests) of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities, and items of income of our operating partnership and of any other partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we own or will acquire an interest, directly or indirectly (each, a “Partnership” and, together, the “Partnerships”), are treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

      Subject to restrictions on the value of TRS securities held by the REIT, a REIT is permitted to own up to 100% of the stock of one or more TRSs. A TRS is a fully taxable corporation. A TRS may not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated but is permitted to lease hotels from a related REIT as long as the hotels are operated on behalf of the TRS by an “eligible independent contractor.” We formed and made a timely election with respect to one TRS, Ashford TRS Corporation, which leases each of our properties. Additionally, we may form or acquire one or more additional TRSs in the future. See “— Taxable REIT Subsidiaries.”

Income Tests

      We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by mortgages on real property or on interests in real property;

•	dividends and gain from the sale of shares in other REITs; and

•	gain from the sale of real estate assets.

      Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of dividends and interest, gain from the sale or disposition of stock or securities, income from certain hedging transactions, or any combination of the foregoing. Gross income from our sale of any property that we hold primarily for sale to customers in the ordinary course of business is excluded from both income tests. The following paragraphs discuss the specific application of the gross income tests to us.

      Rents from Real Property. Rent that we receive from real property that we own and lease to tenants will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

•	First, the rent must not be based, in whole or in part, on the income or profits of any person but may be based on a fixed percentage or percentages of gross receipts or gross sales.

•	Second, neither we nor a direct or indirect owner of 10% or more of our shares of common stock may own, actually or constructively, 10% or more of a tenant other than a TRS from whom we receive rent.

•	Third, if the rent attributable to personal property leased in connection with a lease of real property exceeds 15% of the total rent received under the lease, then the portion of rent attributable to that personal property will not qualify as “rents from real property.”

•	Fourth, we generally must not operate or manage our real property or furnish or render services to our tenants, other than through an “independent contractor” who is adequately compensated, from whom we do not derive revenue, and who does not, directly or through its stockholders, own more than 35% of our shares of common stock, taking into consideration the applicable ownership attribution rules. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in the geographic area in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “non-customary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services (valued at not less than 150% of our direct cost of performing such services) does not exceed 1% of our income from the related property. Furthermore, we may own up to 100% of the stock of a TRS which may provide customary and noncustomary services to our tenants without tainting our rental income from the related properties. See “— Taxable REIT Subsidiaries.”

      Pursuant to percentage leases, Ashford TRS leases each of our properties. The percentage leases provide that Ashford TRS is obligated to pay to the Partnerships (1) the greater of a minimum base rent or percentage rent based on gross revenue and (2) “additional charges” or other expenses, as defined in the leases. Percentage rent is calculated by multiplying fixed percentages by room revenues for each of the hotels. Both base rent and the thresholds in the percentage rent formulas will be adjusted for inflation.

      In order for the base rent, percentage rent, and additional charges to constitute “rents from real property,” the percentage leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures, or some other type of arrangement. The determination of whether the percentage leases are true leases depends on an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following:

•	the intent of the parties;

•	the form of the agreement;

•	the degree of control over the property that is retained by the property owner, or whether the lessee has substantial control over the operation of the property or is required simply to use its best efforts to perform its obligations under the agreement; and

•	the extent to which the property owner retains the risk of loss with respect to the property, or whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property or the potential for economic gain or appreciation with respect to the property.

      In addition, federal income tax law provides that a contract that purports to be a service contract or a partnership agreement will be treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors, including whether or not:

•	the service recipient is in physical possession of the property;

•	the service recipient controls the property;

•	the service recipient has a significant economic or possessory interest in the property, or whether the property’s use is likely to be dedicated to the service recipient for a substantial portion of the useful life of the property, the recipient shares the risk that the property will decline in value, the recipient shares in any appreciation in the value of the property, the recipient shares in savings in the property’s operating costs, or the recipient bears the risk of damage to or loss of the property;

•	the service provider bears the risk of substantially diminished receipts or substantially increased expenditures if there is nonperformance under the contract;

•	the service provider uses the property concurrently to provide significant services to entities unrelated to the service recipient; and

•	the total contract price substantially exceeds the rental value of the property for the contract period.

      Since the determination whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor will not be dispositive in every case.

      We believe that the percentage leases will be treated as true leases for federal income tax purposes. Such belief is based, in part, on the following facts:

•	the Partnerships, on the one hand, and Ashford TRS, on the other hand, intend for their relationship to be that of a lessor and lessee, and such relationship is documented by lease agreements;

•	Ashford TRS has the right to the exclusive possession, use, and quiet enjoyment of the hotels during the term of the percentage leases;

•	Ashford TRS bears the cost of, and is responsible for, day-to-day maintenance and repair of the hotels and generally dictates how the hotels are operated, maintained, and improved;

•	Ashford TRS bears all of the costs and expenses of operating the hotels, including the cost of any inventory used in their operation, during the term of the percentage leases, other than real estate;

•	Ashford TRS benefits from any savings in the costs of operating the hotels during the term of the percentage leases;

•	Ashford TRS generally has indemnified the Partnerships against all liabilities imposed on the Partnerships during the term of the percentage leases by reason of (1) injury to persons or damage to property occurring at the hotels, (2) Ashford TRS’ use, management, maintenance, or repair of the hotels, (3) any environmental liability caused by acts or grossly negligent failures to act of Ashford TRS, (4) taxes and assessments in respect of the hotels that are the obligations of Ashford TRS, or (5) any breach of the percentage leases or of any sublease of a hotel by Ashford TRS;

•	Ashford TRS is obligated to pay substantial fixed rent for the period of use of the hotels;

•	Ashford TRS stands to incur substantial losses or reap substantial gains depending on how successfully it operates the hotels;

•	the Partnerships cannot use the hotels concurrently to provide significant services to entities unrelated to Ashford TRS; and

•	the total contract price under the percentage leases does not substantially exceed the rental value of the hotels for the term of the percentage leases.

      Investors should be aware that there are no controlling Treasury regulations, published rulings, or judicial decisions involving leases with terms substantially the same as the percentage leases that discuss whether such leases constitute true leases for federal income tax purposes. If the percentage leases are characterized as service contracts or partnership agreements, rather than as true leases, part or all of the payments that the Partnerships receive from Ashford TRS may not be considered rent or may not otherwise satisfy the various requirements for qualification as “rents from real property.” In that case, we likely would not be able to satisfy either the 75% or 95% gross income test and, as a result, would lose our REIT status.

      As described above, in order for the rent received by us to constitute “rents from real property,” several other requirements must be satisfied. One requirement is that the percentage rent must not be based in whole or in part on the income or profits of any person. The percentage rent, however, will qualify as “rents from real property” if it is based on percentages of gross receipts or gross sales and the percentages:

•	are fixed at the time the percentage leases are entered into;

•	are not renegotiated during the term of the percentage leases in a manner that has the effect of basing percentage rent on income or profits; and

•	conform with normal business practice.

      More generally, the percentage rent will not qualify as “rents from real property” if, considering the percentage leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the percentage rent on income or profits. Since the percentage rent is based on fixed percentages of the gross revenues from the hotels that are established in the percentage leases, and we have represented to Andrews Kurth LLP that the percentages (1) will not be renegotiated during the terms of the percentage leases in a manner that has the effect of basing the percentage rent on income or profits and (2) conform with normal business practice, the percentage rent should not be considered based in whole or in part on the income or profits of any person.

Furthermore, we have represented to Andrews Kurth LLP that, with respect to other hotel properties that we acquire in the future, we will not charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage of gross revenues, as described above.

      Another requirement for qualification of our rent as “rents from real property” is that we must not own, actually or constructively, 10% or more of the stock of any corporate lessee or 10% or more of the assets or net profits of any non-corporate lessee (a “related party tenant”). This rule, however, does not apply to rents for hotels leased to a TRS if an “eligible independent contractor” operates the hotel for the TRS.

      A third requirement for qualification of our rent as “rents from real property” is that the rent attributable to the personal property leased in connection with the lease of a hotel must not be greater than 15% of the total rent received under the lease. The rent attributable to the personal property contained in a hotel is the amount that bears the same ratio to total rent for the taxable year as the average of the fair market values of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property contained in the hotel at the beginning and at the end of such taxable year (the “personal property ratio”). With respect to each hotel, we believe either that the personal property ratio is less than 15% or that any income attributable to excess personal property will not jeopardize our ability to qualify as a REIT. There can be no assurance, however, that the Internal Revenue Service would not challenge our calculation of a personal property ratio or that a court would not uphold such assertion. If such a challenge were successfully asserted, we could fail to satisfy the 95% or 75% gross income test and thus lose our REIT status.

      A fourth requirement for qualification of our rent as “rents from real property” is that, other than within the 1% de minimis exception described above (i.e., we may provide a minimal amount of “non-customary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property) and other than through a TRS, we cannot furnish or render noncustomary services to the tenants of our hotels, or manage or operate our hotels, other than through an independent contractor who is adequately compensated and from whom we do not derive or receive any income. Provided that the percentage leases are respected as true leases, we should satisfy that requirement, because the Partnerships will not perform any services other than customary services for Ashford TRS. Furthermore, we have represented that, with respect to other hotel properties that we acquire in the future, we will not perform noncustomary services for Ashford TRS.

      If a portion of our rent from a hotel does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we would lose our REIT status. If, however, the rent from a particular hotel does not qualify as “rents from real property” because either (1) the percentage rent is considered based on the income or profits of the related lessee, (2) the lessee is a related party tenant other than a TRS, or (3) we furnish noncustomary services to the tenants of the hotel, or manage or operate the hotel, other than through a qualifying independent contractor or a TRS, none of the rent from that hotel would qualify as “rents from real property.” In that case, we likely would be unable to satisfy either the 75% or 95% gross income test and, as a result, would lose our REIT status.

      In addition to the rent, the TRS is required to pay to the Partnerships certain additional charges. To the extent that such additional charges represent either (1) reimbursements of amounts that the Partnerships are obligated to pay to third parties or (2) penalties for nonpayment or late payment of such amounts, such charges should qualify as “rents from real property.” However, to the extent that such charges represent interest that is accrued on the late payment of the rent or additional charges, such charges will not qualify as “rents from real property,” but instead should be treated as interest that qualifies for the 95% gross income test.

Interest

      The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the residual cash proceeds from the sale of the property securing the loan constitutes a “shared appreciation provision,” income attributable to such participation feature will be treated as gain from the sale of the secured property.

      While certain of our existing mezzanine loans are not secured by a direct interest in real property, other of our mezzanine loans are, and future mezzanine loans may be. In Revenue Procedure 2003-65, the Internal Revenue Service established a safe harbor under which interest from loans secured by a first priority security interest in ownership interests in a partnership or limited liability company owning real property will be treated as qualifying income for both the 75% and 95% gross income tests, provided several requirements are satisfied. Although we anticipate that most or all of any mezzanine loans that we make or acquire will qualify for the safe harbor in Revenue Procedure 2003-65, it is possible that we may make or acquire some mezzanine loans that do not qualify for the safe harbor. In those cases, the interest income from the loans will be qualifying income for purposes of the 95% gross income test but potentially will not be qualifying income for purposes of the 75% gross income test. We will make or acquire mezzanine loans that do not qualify for the safe harbor in Revenue Procedure 2003-65 only to the extent that the interest from those loans, combined with our other nonqualifying income, will not cause us to fail to satisfy the 75% gross income test.

Prohibited Transactions

      A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends on the facts and circumstances in effect from time to time, including those related to a particular asset. We believe that none of the assets owned by the Partnerships is held for sale to customers and that a sale of any such asset would not be in the ordinary course of the owning entity’s business. We will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot provide assurance, however, that we can comply with such safe-harbor provisions or that the Partnerships will avoid owning property that may be characterized as property held “primarily for sale to customers in the ordinary course of a trade or business.”

Foreclosure Property

      We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of such income. However, gross income from such foreclosure property will qualify for purposes of the 75% and 95% gross income tests. “Foreclosure property” is any real property, including interests in real property, and any personal property incident to such real property:

•	that is acquired by a REIT as the result of such REIT having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on an indebtedness that such property secured; and

•	for which such REIT makes a proper election to treat such property as foreclosure property.

      However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property with respect to a REIT at the end of the third taxable year following the taxable year in which the REIT acquired such property, or longer if an extension is granted by the Secretary of the Treasury. The foregoing grace period is terminated and foreclosure property ceases to be foreclosure property on the first day:

•	on which a lease is entered into with respect to such property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•	on which any construction takes place on such property, other than completion of a building, or any other improvement, where more than 10% of the construction of such building or other improvement was completed before default became imminent; or

•	which is more than 90 days after the day on which such property was acquired by the REIT and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

      As a result of the rules with respect to foreclosure property, if a lessee defaults on its obligations under a percentage lease, we terminate the lessee’s leasehold interest, and we are unable to find a replacement lessee for the hotel within 90 days of such foreclosure, gross income from hotel operations conducted by us from such hotel would cease to qualify for the 75% and 95% gross income tests unless we are able to hire an independent contractor to manage and operate the hotel. In such event, we might be unable to satisfy the 75% and 95% gross income tests and, thus, might fail to qualify as a REIT.

Hedging Transactions

      From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. To the extent that we enter into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument to hedge our indebtedness incurred to acquire or carry “real estate assets,” any periodic income or gain from the disposition of such contract should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. To the extent that we hedge with other types of financial instruments, or in other situations, it is not entirely clear how the income from those transactions will be treated for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT. The REIT income and asset rules may limit our ability to hedge loans or securities acquired as investments.

Failure to Satisfy Gross Income Tests

      If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for such year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

•	our failure to meet such tests is due to reasonable cause and not due to willful neglect;

•	we attach a schedule of the sources of our income to our tax return; and

•	any incorrect information on the schedule was not due to fraud with intent to evade tax.

      We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “— Taxation of our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by a fraction intended to reflect our profitability.

Asset Tests

      To maintain our qualification as a REIT, we also must satisfy the following asset tests at the close of each quarter of each taxable year:

•	First, at least 75% of the value of our total assets must consist of:

—	cash or cash items, including certain receivables;

—	government securities;

—	interests in real property, including leaseholds and options to acquire real property and leaseholds;

—	interests in mortgages on real property;

—	stock in other REITs; and

—	investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or offerings of debt with at least a five-year term.

•	Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets.

•	Third, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities.

•	Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more TRSs.

      For purposes of the second and third asset tests, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or TRS, or equity interests in a partnership. The 10% value test does not take into account “straight debt” issued by an individual or any entity if we hold no other securities issued by such entity or by a partnership if we own at least a 20% profits interest in the partnership.

      We believe that our existing mezzanine loans that are secured only by ownership interests in an entity owning real property qualify for the safe harbor in Revenue Procedure 2003-65, pursuant to which mezzanine loans secured by a first priority security interest in ownership interests in a partnership or limited liability company will be treated as qualifying assets for purposes of the 75% asset test. We may make or acquire some mezzanine loans that are secured only by a first priority security interest in ownership interests in a partnership or limited liability company and that do not qualify for the safe harbor in Revenue Procedure 2003-65 relating to the 75% asset test and that do not qualify as “straight debt” for purposes of the 10% value test. We will make or acquire mezzanine loans that do not qualify for the safe harbor in Revenue Procedure 2003-65 or as “straight debt” securities only to the extent that such loans will not cause us to fail the asset tests described above.

      If we should fail to satisfy the asset tests at the end of a calendar quarter, we would not lose our REIT status if (1) we satisfied the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets. If we did not satisfy the condition described in clause (2) of the preceding sentence, we still could avoid disqualification as a REIT by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose.

Distribution Requirements

      Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

•	the sum of (1) 90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss, and (2) 90% of our after-tax net income, if any, from foreclosure property; minus

•	the sum of certain items of non-cash income.

      We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our federal income tax return for such year and pay the distribution on or before the first regular dividend payment date after such declaration. Any dividends declared in the last three months of the taxable year, payable to stockholders of record on a specified date during such period, will be treated as paid on December 31 of such year if such dividends are distributed during January of the following year.

      We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to our stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following such calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for such year;

•	95% of our REIT capital gain income for such year; and

•	any undistributed taxable income from prior periods,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distributed. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See “— Taxation of Taxable U.S. Stockholders.” If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirements.

      It is possible that, from time to time, we may experience timing differences between (1) the actual receipt of income and actual payment of deductible expenses and (2) the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, under some of the percentage leases, the percentage rent is not due until after the end of the calendar quarter. In that case, we still would be required to recognize as income the excess of the percentage rent over the base rent paid by the lessee in the calendar quarter to which such excess relates. In addition, we may not deduct recognized capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional common or preferred shares.

      Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the Internal Revenue Service based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

      To avoid a monetary penalty, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding shares of common stock. We intend to comply with such requirements.

Failure to Qualify

      If we were to fail to qualify as a REIT in any taxable year, and no relief provision applied, we would be subject to federal income tax on our taxable income at regular corporate rates and any applicable alternative minimum tax. In calculating our taxable income in a year in which we failed to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. In fact, we would not be required to distribute any amounts to stockholders in such year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to stockholders would be taxable as regular corporate dividends. Subject to certain limitations of the federal income tax laws, corporate stockholders might be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxation of Taxable U.S. Stockholders

      As used herein, the term “U.S. stockholder” means a holder of our common stock that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation or partnership (including an entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of a political subdivision thereof;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

      As long as we qualify as a REIT, (1) a taxable “U.S. stockholder” must take into account distributions that are made out of our current or accumulated earnings and profits and that we do not designate as capital gain dividends or retained long-term capital gain as ordinary income, and (2) a U.S. stockholder will not qualify for the dividends received deduction generally available to corporations. In addition, dividends paid to a U.S. stockholder generally will not qualify for the new 15% tax rate for “qualified dividend income.” The Jobs and Growth Tax Relief Reconciliation Act of 2003 reduced the maximum tax rate for non-corporate taxpayers on qualified dividend income from 38.6% to 15% for tax years 2003 through 2008. Without future congressional action, the maximum tax rate on qualified dividend income will move to 35% in 2009 and 39.6% in 2011. Qualified dividend income generally includes most U.S. noncorporate stockholders but does not generally include REIT dividends. As a result, our ordinary REIT dividends will continue to be taxed at the higher tax rate applicable to ordinary income. Currently, the highest marginal individual income tax rate on ordinary income is 35%. However, the 15% tax rate for qualified dividend income will apply to our ordinary REIT dividends, if any, that are (1) attributable to dividends received by us from non-REIT corporations, such as our TRS, and (2) attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a stockholder must hold our common stock for more than 60 days during the 120-day period beginning on the date that is 60 days before the date on which our common stock becomes ex-dividend.

      A U.S. stockholder generally will report distributions that we designate as capital gain dividends as long-term capital gain without regard to the period for which the U.S. stockholder has held our common stock. We generally will designate our capital gain dividends as either 15% or 25% rate distributions. A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

      We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain, to the extent that we designate such amount in a timely notice to such stockholder. The U.S. stockholder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its common stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

      To the extent that we make a distribution in excess of our current and accumulated earnings and profits, such distribution will not be taxable to a U.S. stockholder to the extent that it does not exceed the adjusted tax basis of the U.S. stockholder’s common stock. Instead, such distribution will reduce the adjusted tax basis of such common stock. To the extent that we make a distribution in excess of both our current and accumulated earnings and profits and the U.S. stockholder’s adjusted tax basis in its common stock, such stockholder will recognize long-term capital gain, or short-term capital gain if the common stock has been held for one year or less, assuming the common stock is a capital asset in the hands of the U.S. stockholder. In addition, if we declare a distribution in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

      Stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, we would carry over such losses for potential offset against our future income generally. Taxable distributions from us and gain from the disposition of our common stock will not be treated as passive activity income, and, therefore, stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of the common stock generally will be treated as investment income for purposes of the investment interest limitations.

      We will notify stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

Taxation of U.S. Stockholders on the Disposition of Common Stock

      In general, a U.S. stockholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of our common stock as long-term capital gain or loss if the U.S. stockholder has held the common stock for more than one year and otherwise as short-term capital gain or loss. However, a U.S. stockholder must treat any loss upon a sale or exchange of common stock held by such stockholder for six months or less as a long-term capital loss to the extent of any actual or deemed distributions from us that such U.S. stockholder previously has characterized as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of the common stock may be disallowed if the U.S. stockholder purchases other common stock within 30 days before or after the disposition.

Capital Gains and Losses

      A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is 35%. The maximum tax rate on long-term capital gain applicable to non-corporate taxpayers is 15% for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property,” or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were “section 1245 property.” With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to our non-corporate stockholders at a 15% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Information Reporting Requirements and Backup Withholding

      We will report to our stockholders and to the Internal Revenue Service the amount of distributions we pay during each calendar year and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 28% with respect to distributions unless such holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

      A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us. See “— Taxation of Non-U.S. Stockholders.”

Taxation of Tax-Exempt Stockholders

      Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income. While many investments in real estate generate unrelated business taxable income, the Internal Revenue Service has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income, provided that the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt stockholders generally should not constitute unrelated business taxable income. However, if a tax-exempt stockholder were to finance its acquisition of our common stock with debt, a portion of the income that it receives from us would constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, if we are a “pension-held REIT”, a qualified employee pension or profit sharing trust that owns more than 10% of our shares of common stock is required to treat a percentage of the dividends that it receives from us as unrelated business taxable income. That percentage is equal to the gross income that we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our shares of common stock only if:

•	the percentage of our dividends that the tax-exempt trust would be required to treat as unrelated business taxable income is at least 5%;

•	we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our common stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our common stock in proportion to their actuarial interests in the pension trust (see “— Requirements for Qualification” above); and

•	either (1) one pension trust owns more than 25% of the value of our common stock or (2) a group of pension trusts individually holding more than 10% of the value of our common stock collectively owns more than 50% of the value of our common stock.

The ownership and transfer restrictions in our charter reduce the risk that we may become a “pension-held REIT.”

Taxation of Non-U.S. Stockholders

      The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders (collectively, “non-U.S. stockholders”) are complex. This section is only a summary of such rules. We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on ownership of our common stock, including any reporting requirements.

      A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of U.S. real property interests, as defined below, and that we do not designate as a capital gain dividend will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distributions. A non-U.S. stockholder that is a corporation also may be subject to the 30% branch profits tax with respect to the distribution. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. stockholder unless either:

•	a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN evidencing eligibility for that reduced rate with us; or

•	the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

      A non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of such distribution does not exceed the adjusted basis of its common stock. Instead, the excess portion of such distribution will reduce the adjusted basis of such common stock. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its common stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its common stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

      We must withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

      For any year in which we qualify as a REIT, a non-U.S. stockholder will incur tax on distributions that are attributable to gain from our sale or exchange of “U.S. real property interests” under special provisions of the federal income tax laws referred to as FIRPTA. The term “U.S. real property interests” includes certain interests in real property and stock in corporations at least 50% of whose assets consists of interests in real property. Under those rules, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if such gain were effectively connected with a U.S. business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on such a distribution at the normal capital gains rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We must withhold 35% of any distribution that we could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against its tax liability for the amount we withhold.

      A non-U.S. stockholder generally will not incur tax under FIRPTA with respect to gain realized upon a disposition of our common stock as long as at all times non-U.S. persons hold, directly or indirectly, less than 50% in value of our common stock. We cannot assure you that that test will be met. However, a non-U.S. stockholder that owned, actually or constructively, 5% or less of our common stock at all times during a specified testing period will not incur tax under FIRPTA with respect to any such gain if the common stock is “regularly traded” on an established securities market. To the extent that our common stock will be regularly traded on an established securities market, a non-U.S. stockholder will not incur tax under FIRPTA unless it owns more than 5% of our common stock. If the gain on the sale of the common stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed in the same manner as U.S. stockholders with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Furthermore, a non-U.S. stockholder will incur tax on gain not subject to FIRPTA if (1) the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, or (2) the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. stockholder will incur a 30% tax on his capital gains.

Other Tax Consequences

Tax Aspects of Our Investments in the Partnerships

      The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investments in the Partnerships. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

      Classification as Partnerships. We are entitled to include in our income our distributive share of each Partnership’s income and to deduct our distributive share of each Partnership’s losses only if such Partnership is classified for federal income tax purposes as a partnership (or an entity that is disregarded for federal income tax purposes if the entity has only one owner or member), rather than as a corporation or an association taxable as a corporation. An organization with at least two owners or members will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:

•	is treated as a partnership under Treasury regulations, effective January 1, 1997, relating to entity classification (the “check-the-box regulations”); and

•	is not a “publicly traded” partnership.

      Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. Each Partnership intends to be classified as a partnership (or an entity that is disregarded for federal income tax purposes if the entity has only one owner or member) for federal income tax purposes, and no Partnership will elect to be treated as an association taxable as a corporation under the check-the-box regulations.

      A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly traded partnership will not, however, be treated as a corporation for any taxable year if 90% or more of the partnership’s gross income for such year consists of certain passive-type income, including real property rents (which includes rents that would be qualifying income for purposes of the 75% gross income test, with certain modifications that make it easier for the rents to qualify for the 90% passive income exception), gains from the sale or other disposition of real property, interest, and dividends (the “90% passive income exception”).

      Treasury regulations (the “PTP regulations”) provide limited safe harbors from the definition of a publicly traded partnership. Pursuant to one of those safe harbors (the “private placement exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. Each Partnership qualifies for the private placement exclusion.

      We have not requested, and do not intend to request, a ruling from the Internal Revenue Service that the Partnerships will be classified as partnerships (or disregarded entities, if the entity has only one owner or member) for federal income tax purposes. If for any reason a Partnership were taxable as a corporation, rather than as a partnership or a disregarded entity, for federal income tax purposes, we likely would not be able to qualify as a REIT. See “Federal Income Tax Consequences of Our Status as a REIT — Income Tests” and “— Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “Federal Income Tax Consequences of Our Status as a REIT — Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnerships and Their Partners

      Partners, Not the Partnerships, Subject to Tax. A partnership is not a taxable entity for federal income tax purposes. Rather, we are required to take into account our allocable share of each Partnership’s income, gains, losses, deductions, and credits for any taxable year of such Partnership ending within or with our taxable year, without regard to whether we have received or will receive any distribution from such Partnership.

      Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership’s allocations of taxable income, gain, and loss are intended to comply with the requirements of the federal income tax laws governing partnership allocations.

      Tax Allocations With Respect to Contributed Properties. Income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss (“built-in gain” or “built-in loss”) is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The U.S. Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods.

      Under our operating partnership’s partnership agreement, depreciation or amortization deductions of the operating partnership generally will be allocated among the partners in accordance with their respective interests in the operating partnership, except to the extent that the operating partnership is required under the federal income tax laws governing partnership allocations to use a method for allocating tax depreciation deductions attributable to contributed properties that results in our receiving a disproportionate share of such deductions. In addition, gain or loss on the sale of a property that has been contributed, in whole or in part, to the operating partnership will be specially allocated to the contributing partners to the extent of any built-in gain or loss with respect to such property for federal income tax purposes.

      Basis in Partnership Interest. Our adjusted tax basis in our partnership interest in the operating partnership generally is equal to:

•	the amount of cash and the basis of any other property contributed by us to the operating partnership;

•	increased by our allocable share of the operating partnership’s income and our allocable share of indebtedness of the operating partnership; and

•	reduced, but not below zero, by our allocable share of the operating partnership’s loss and the amount of cash distributed to us, and by constructive distributions resulting from a reduction in our share of indebtedness of the operating partnership.

      If the allocation of our distributive share of the operating partnership’s loss would reduce the adjusted tax basis of our partnership interest in the operating partnership below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce our adjusted tax basis below zero. To the extent that the operating partnership’s distributions, or any decrease in our share of the indebtedness of the operating partnership, which is considered a constructive cash distribution to the partners, reduce our adjusted tax basis below zero, such distributions will constitute taxable income to us. Such distributions and constructive distributions normally will be characterized as long-term capital gain.

      Depreciation Deductions Available to the Operating Partnership. To the extent that the operating partnership acquires its hotels in exchange for cash, its initial basis in such hotels for federal income tax purposes generally was or will be equal to the purchase price paid by the operating partnership. The operating partnership depreciates such depreciable hotel property under either the modified accelerated cost recovery system of depreciation (“MACRS”) or the alternative depreciation system of depreciation (“ADS”). The operating partnership uses MACRS for furnishings and equipment. Under MACRS, the operating partnership generally depreciates such furnishings and equipment over a seven-year recovery period using a 200% declining balance method and a half-year convention. If, however, the operating partnership places more than 40% of its furnishings and equipment in service during the last three months of a taxable year, a mid-quarter depreciation convention must be used for the furnishings and equipment placed in service during that year. The operating partnership use ADS for buildings and improvements. Under ADS, the operating partnership generally depreciates such buildings and improvements over a 40-year recovery period using a straight-line method and a mid-month convention.

      To the extent that the operating partnership acquires hotels in exchange for its units of limited partnership interest, its initial basis in each hotel for federal income tax purposes should be the same as the transferor’s basis in that hotel on the date of acquisition. Although the law is not entirely clear, the operating partnership generally depreciates such depreciable property for federal income tax purposes over the same remaining useful lives and under the same methods used by the transferors. The operating partnership’s tax depreciation deductions are allocated among the partners in accordance with their respective interests in the operating partnership, except to the extent that the operating partnership is required under the federal income tax laws to use a method for allocating depreciation deductions attributable to the hotels or other contributed properties that results in our receiving a disproportionately large share of such deductions.

Sale of a Partnership’s Property

      Generally, any gain realized by us or a Partnership on the sale of property held for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain or loss recognized by a Partnership on the disposition of contributed properties will be allocated first to the partners who contributed such properties to the extent of their built-in gain or loss on those properties for federal income tax purposes. The partners’ built-in gain or loss on such contributed properties will equal the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution. Any remaining gain or loss recognized by the Partnership on the disposition of the contributed properties, and any gain or loss recognized by the Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

      Our share of any gain realized by a Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon our ability to satisfy the income tests for REIT status. See “Federal Income Tax Consequences of Our Status as a REIT — Income Tests.” We, however, do not presently intend to acquire or hold or to allow any Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or such Partnership’s trade or business.

Taxable REIT Subsidiaries

      As described above, we own 100% of the stock of our TRS, Ashford TRS Corporation. A TRS is a fully taxable corporation for which a TRS election is properly made. A TRS may lease hotels from us under certain circumstances, provide services to our tenants, and perform activities unrelated to our tenants, such as third-party management, development, and other independent business activities. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of our assets may consist of securities of one or more TRSs, and no more than 25% of the value of our assets may consist of the securities of TRSs and other assets that are not qualifying assets for purposes of the 75% asset test.

      A TRS may not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated. However, rents received by us from a TRS pursuant to a hotel lease will qualify as “rents from real property” as long as the hotel is operated on behalf of the TRS by a person who satisfies the following requirements:

•	such person is, or is related to a person who is, actively engaged in the trade or business of operating “qualified lodging facilities” for any person unrelated to us and the TRS;

•	such person does not own, directly or indirectly, more than 35% of our common stock;

•	no more than 35% of such person is owned, directly or indirectly, by one or more persons owning 35% or more of our common stock; and

•	we do not directly or indirectly derive any income from such person.

      A “qualified lodging facility” is a hotel, motel, or other establishment more than one-half of the dwelling units in which are used on a transient basis, unless wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. A “qualified lodging facility” includes customary amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners.

      The TRS rules limit the deductibility of interest paid or accrued by a TRS to us to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and us or our tenants that are not conducted on an arm’s-length basis.

      We have formed and made a timely election with respect to Ashford TRS Corporation, which leases each of our properties. Additionally, we may form or acquire additional TRSs in the future.

State and Local Taxes

      We and/or you may be subject to state and local tax in various states and localities, including those states and localities in which we or you transact business, own property, or reside. The state and local tax treatment in such jurisdictions may differ from the federal income tax treatment described above. Consequently, you should consult your own tax advisor regarding the effect of state and local tax laws upon an investment in our common stock.

UNDERWRITING

      Friedman, Billings, Ramsey & Co., Inc. is acting as the lead underwriter. This offering is being made on a firm commitment basis. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase from us, the shares offered by this prospectus in the amounts set forth below:

Number of
Underwriters	Shares

Friedman, Billings, Ramsey & Co., Inc.
Total

      The underwriters are obligated to take and pay for all shares of our common stock offered (other than those covered by the over-allotment option described below) if any of the shares are taken.

      We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase up to 1,125,000 additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. If the underwriters exercise this option, the underwriters will have a firm commitment, subject to certain conditions, to purchase all of the shares for which the option is exercised.

      The following table shows the amount per share and total underwriting discounts and commissions we will pay to the underwriters. The amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to 1,125,000 additional shares of our common stock to cover over-allotments.

Total

	Per	No	Full
	Share	Exercise	Exercise

Public offering price
Underwriting discounts and commission to be paid by us
Proceeds, before expenses, to us

      Other than the underwriting discounts, there are no other items of compensation being received by the underwriters or related persons in this offering. In addition to the underwriting discounts to be paid to the underwriters in connection with this offering, until May 29, 2004, we have appointed Friedman, Billings, Ramsey & Co., Inc. to act as lead underwriter or placement agent in connection with any public or private offering of our equity securities and to act as our financial advisor in connection with any purchase or sale of stock, merger, corporate acquisition, business combination or other strategic combination in which we may engage. Additionally, in connection with our initial public offering, we issued to Friedman, Billings, Ramsey & Co., Inc., as partial consideration for its services in connection with that offering, 65,024 shares of our common stock.

      Each of our executive officers and directors has agreed with the underwriters, for a period of 180 days after the date of this prospectus, subject to certain exceptions, not to sell any shares of common stock or any securities convertible into or exchangeable for shares of common stock owned by such officer or director, including any units in the operating partnership, without the prior written consent of the underwriters. We have also agreed with the underwriters, for a period of 180 days after the date of this prospectus, subject to certain exceptions, not to sell or issue any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock, or file any registration statement with the Securities and Exchange Commission (except a registration statement on Form S-8 relating to our stock plan and except for the registration statement that we are obligated to file pursuant to the registration rights agreement we entered into in connection with our acquisition of our initial properties upon our formation), without the prior written consent of the underwriters, except that we may make grants of stock options or restricted stock under our stock plan and issue shares upon exercise of those options and we may issue shares of our common stock or securities convertible into or exchangeable for shares of our common stock in connection with acquisitions of real property and acquisitions of loans with respect to real property. However, the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to these agreements.

      The underwriters propose to offer our common stock directly to the public at $           per share and to certain dealers at this price less a concession not in excess of $           per share. The underwriters may allow, and the dealers may re-allow, a concession not in excess of $           per share to certain other dealers. If all of the shares of common stock are not sold at the public offering price, the underwriters may change the public offering price and other selling terms. In connection with this offering, we expect to incur expenses of approximately $1.0 million.

      At our request, the underwriters have reserved up to 3% of the common stock being offered by this prospectus for sale to our directors, employees, business associates and related persons and other entities at the public offering price. The sales will be made by the underwriters through a directed share program, but the underwriters will not receive any underwriting discount with respect to these shares. We do not know if these persons will choose to purchase all or any portion of this reserved common stock, but any purchases they do make will reduce the number of shares available to the general public. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. Any directors, employees or other persons purchasing such reserved common stock will be prohibited from selling such stock for a period of 180 days after the date of this prospectus. The common stock issued in connection with the directed share program will be issued as part of the underwritten offer.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

      In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases to cover positions created by short sales.

      Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of common stock than they are required to purchase in this offering, and purchasing common stock from us or in the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

      The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares pursuant to the over-allotment option.

      A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

      The underwriters also may impose a penalty bid on selling group members. This means that if the underwriters purchase shares in the open market in stabilizing transactions or to cover short sales, the underwriters can require the selling group members that sold those shares as part of this offering to repay the selling concession received by them.

      As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

      The underwriters or their affiliates may provide us with investment banking, financial advisory, or commercial banking services in the future, for which they may receive customary compensation.

      The underwriters may confirm sales of the common stock offered by this prospectus to accounts over which they exercise discretionary authority but do not expect those sales to exceed 5% of the total common stock offered by this prospectus.

      A prospectus in electronic format may be available on the Internet sites or through other online services maintained by one or more of the underwriters and selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriter or the selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

      Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by any underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

EXPERTS

      The consolidated balance sheet of Ashford Hospitality Trust, Inc. as of December 31, 2003 and the combined balance sheet of the predecessor as of December 31, 2002, and Ashford Hospitality Trust, Inc.’s consolidated statements of operations, owners’ equity, and cash flows for the period from August 29, 2003 (inception) to December 31, 2003, and the predecessor’s combined statements of operations, owner’s equity, and cash flows for the period from January 1, 2003 to August 28, 2003, and the years ended December 31, 2002 and 2001 and related schedule, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The Historical Summaries of Revenue and Direct Operating Expenses of Certain Properties for the year ended December 31, 2003, relating to the Marriott Residence Inn in Lake Buena Vista, Florida, the Sea Turtle Inn in Atlantic Beach, Florida and the SpringHill Suites in Baltimore, Maryland and appearing in this prospectus and registration statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

REPORTS TO STOCKHOLDERS

      We will furnish our stockholders with annual reports containing consolidated financial statements audited by our independent certified public accountants and with quarterly reports containing unaudited condensed consolidated financial statements for each of the first three quarters of each fiscal year.

LEGAL MATTERS

      Certain legal matters in connection with this offering will be passed upon for us by Andrews Kurth LLP, Dallas, Texas. In addition, the description of federal income tax consequences contained in the section of the prospectus entitled “Federal Income Tax Consequences of Our Status as a REIT” is based on the opinion of Andrews Kurth LLP. Certain Maryland law matters in connection with this offering will be passed upon for us by Hogan & Hartson L.L.P., Baltimore, Maryland. Certain legal matters related to this offering will be passed upon for the underwriters by Alston & Bird LLP, Raleigh, North Carolina. Andrews Kurth LLP and Alston & Bird LLP will rely on the opinion of Hogan & Hartson L.L.P., Baltimore, Maryland as to all matters of Maryland law.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-11, including exhibits, schedules and amendments filed with this registration statement, under the Securities Act with respect to our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and our common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract is an exhibit to the registration statement, each statement is qualified in all respects by reference to the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the Securities and Exchange Commission upon payment of prescribed fees. Our Securities and Exchange Commission filings, including our registration statement, are also available to you on the Securities and Exchange Commission’s Web site at www.sec.gov.

ASHFORD HOSPITALITY TRUST, INC.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors	F-2
Consolidated and Combined Financial Statements:
Consolidated and Combined Balance Sheets for the Company as of December 31, 2003 and the Predecessor as of December 31, 2002	F-3

Consolidated and Combined Statements of Operations for the Company for the period from August 29, 2003 through December 31, 2003, and for the Predecessor for the period from January 1, 2003 through August 28, 2003, and the years ended December 31, 2002 and 2001
F-4

Consolidated and Combined Statement of Owners’ Equity for the Company for the period from August 29, 2003 through December 31, 2003, and for the Predecessor for the period from January 1, 2003 through August 28, 2003, and the years ended December 31, 2002 and 2001
F-5

Consolidated and Combined Statements of Cash Flows for the Company for the period from August 29, 2003 through December 31, 2003, and for the Predecessor for the period from January 1, 2001 through August 28, 2003, and the years ended December 31, 2002 and 2001
F-6
Notes to Consolidated and Combined Financial Statements	F-7
Schedule III — Real Estate and Accumulated Depreciation as of December 31, 2003	F-24
All other financial statement schedules are not required under the related instructions, or have been omitted because they are not significant, or have been omitted because the required information has been disclosed in the consolidated and combined financial statements and related notes thereto.
Historical Summaries of Revenue and Direct Operating Expenses of Certain Properties as of December 31, 2003:
Residence:
Report of Independent Auditors	F-26
Historical Summary of Revenue and Direct Operating Expenses for the year ended December 31, 2003	F-27
Notes to Historical Summary of Revenue and Direct Operating Expenses	F-28
Sea Turtle:
Report of Independent Auditors	F-30
Historical Summary of Revenue and Direct Operating Expenses for the year ended December 31, 2003	F-31
Notes to Historical Summary of Revenue and Direct Operating Expenses	F-32
Sheraton Philadelphia: (Unaudited)
Historical Summary of Revenue and Direct Operating Expenses for the year ended December 31, 2003	F-34
Notes to Historical Summary of Revenue and Direct Operating Expenses	F-35
SpringHill:
Report of Independent Auditors	F-37
Historical Summary of Revenue and Direct Operating Expenses for the year ended December 31, 2003	F-38
Notes to Historical Summary of Revenue and Direct Operating Expenses	F-39

Report of Independent Auditors

The Board of Directors and Stockholders

Ashford Hospitality Trust, Inc.

      We have audited the accompanying consolidated balance sheet of Ashford Hospitality Trust, Inc. (the “Company”) as of December 31, 2003 and the combined balance sheet of the Predecessor, as defined in Note 1, as of December 31, 2002, and the Company’s consolidated statements of operations, owners’ equity, and cash flows for the period from August 29, 2003 (inception) to December 31, 2003, and the Predecessor’s combined statements of operations, owner’s equity, and cash flows for the period from January 1, 2003 to August 28, 2003, and the years ended December 31, 2002 and 2001. Our audits also included the financial statement schedule listed in the Index to Financial Statements. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2003 and the combined financial position of the Predecessor at December 31, 2002, and the Company’s consolidated results of operations and cash flows for the period from August 29, 2003 (inception) to December 31, 2003, and the Predecessor’s combined results of operations and cash flows for the period from January 1, 2003 to August 28, 2003, and the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Dallas, Texas

March 19, 2004

ASHFORD HOSPITALITY TRUST, INC. AND PREDECESSOR

CONSOLIDATED AND COMBINED BALANCE SHEETS

	The Company	The Predecessor

	December 31,	December 31,
	2003	2002

ASSETS
Investment in hotel properties, net	$173,723,998	$85,246,801
Cash and cash equivalents	76,254,052	2,968,814
Restricted cash	1,373,591	3,353,554
Accounts receivable, net of allowance of $19,408 and $9,368, respectively	1,534,843	1,226,152
Inventories	262,619	210,620
Notes receivable	10,000,000	—
Deferred costs, net	2,386,937	1,278,832
Prepaid expenses	1,577,628	772,008
Other assets	550,636	44,572
Due from affiliates	218,113	315,093

Total assets	$267,882,417	$95,416,446

LIABILITIES AND OWNERS’ EQUITY
LIABILITIES:
Mortgage notes payable	$50,201,779	$82,126,150
Capital leases payable	456,869	621,351
Accounts payable	2,127,611	1,053,632
Accrued payroll expense	1,035,985	366,974
Accrued vacation expense	288,634	202,967
Accrued sales and occupancy taxes	512,086	293,804
Accrued income taxes	142,178	—
Accrued real estate taxes	1,265,767	638,025
Accrued expenses	1,138,600	411,594
Accrued interest	189,344	301,388
Due to affiliates	584,643	89,607

Total liabilities	57,943,496	86,105,492
Minority interest	37,646,673	—
Commitments and contingencies (see Note 12)
OWNERS’ EQUITY:
Preferred stock, $0.01 par value, 50,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $0.01 par value, 200,000,000 shares authorized, 25,730,047 shares issued and outstanding	257,300	—
Additional paid-in capital	179,226,668	—
Unearned compensation	(5,564,401)	—
Accumulated deficit	(1,627,319)	—
Owners’ equity	—	9,310,954

Total owners’ equity	172,292,248	9,310,954

Total liabilities and owners’ equity	$267,882,417	$95,416,446

See notes to consolidated and combined financial statements.

ASHFORD HOSPITALITY TRUST, INC. AND PREDECESSOR

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

	The Company	The Predecessor
			The Predecessor	The Predecessor
	Period From	Period From
	August 29, 2003 to	January 1, 2003 to	Year Ended	Year Ended
	December 31,	August 28,	December 31,	December 31,
	2003	2003	2002	2001

REVENUE
Rooms	$14,994,567	$19,688,349	$28,529,640	$29,165,515
Food and beverage	2,529,109	3,629,807	5,698,029	5,691,902
Other	507,794	681,656	1,130,112	1,358,229

Total hotel revenue	18,031,470	23,999,812	35,357,781	36,215,646
Interest income from mezzanine loans	110,000	—	—	—
Asset management fees from related parties	137,319	—	—	—

Total Revenue	18,278,789	23,999,812	35,357,781	36,215,646
EXPENSES
Hotel operating expenses
Rooms	3,601,465	4,511,632	6,461,721	6,260,660
Food and beverage	1,901,778	2,801,002	4,183,371	4,477,315
Other direct	402,536	498,085	621,693	608,350
Indirect	6,136,070	8,687,362	12,370,304	12,373,861
Management fees, including related parties	651,480	718,408	1,059,867	1,463,900

Total hotel expenses	12,693,329	17,216,489	24,696,956	25,184,086
Property taxes, insurance, and other	1,257,968	1,600,082	2,437,482	2,197,404
Depreciation and amortization	2,016,899	2,915,777	4,833,551	4,446,486
Corporate general and administrative:
Stock-based compensation	864,452	—	—	—
Other corporate general and administrative	3,138,498	—	—	—

Total Operating Expenses	19,971,146	21,732,348	31,967,989	31,827,976

OPERATING INCOME (LOSS)	(1,692,357)	2,267,464	3,389,792	4,387,670

Interest income	266,333	22,800	53,485	226,531
Interest expense	(417,060)	(4,583,146)	(6,536,195)	(7,520,694)

Loss before minority interest and provision for income taxes	(1,843,084)	(2,292,882)	(3,092,918)	(2,906,493)

Provision for income taxes	(142,178)	—	—	—
Minority interest	357,943	—	—	—

NET LOSS	$(1,627,319)	$(2,292,882)	$(3,092,918)	$(2,906,493)

Basic and diluted loss per share	$(0.07)

Weighted average basic and diluted shares outstanding	24,627,298

See notes to consolidated and combined financial statements.

ASHFORD HOSPITALITY TRUST, INC.

CONSOLIDATED AND COMBINED STATEMENT OF OWNERS’ EQUITY

Predecessor from January 1, 2001 through August 28, 2003, and
Company from August 29, 2003 (Inception) to December 31, 2003

	Common Stock

	Number of	$0.01 Par	Additional	Unearned	Accumulated
	Shares	Value	Paid-In Capital	Compensation	Deficit	Total

Balance at January 1, 2001	—	$—	$—	$—	$23,210,148	$23,210,148
Contributions	—	—	—	—	10,732,419	10,732,419
Distributions	—	—	—	—	(15,719,137)	(15,719,137)
Net Loss	—	—	—	—	(2,906,493)	(2,906,493)

Balance at December 31, 2001	—	—	—	—	15,316,937	15,316,937
Contributions	—	—	—	—	2,191,675	2,191,675
Distributions	—	—	—	—	(2,629,740)	(2,629,740)
Owner Redemption	—	—	—	—	(2,475,000)	(2,475,000)
Net Loss	—	—	—	—	(3,092,918)	(3,092,918)

Balance at December 31, 2002	—	—	—	—	9,310,954	9,310,954
Contributions	—	—	—	—	765,000	765,000
Distributions	—	—	—	—	(1,850,750)	(1,850,750)
Net Loss	—	—	—	—	(2,292,882)	(2,292,882)

Balance at August 28, 2003	—	$—	$—	$—	$5,932,322	$5,932,322

Formation Transactions on August 29, 2003:
Issuance of Shares in Connection with Initial Public Offering	22,500,000	$225,000	$202,171,981	$—	$—	$202,396,981
Underwriters’ Fees and Offering Expenses	—	—	(16,925,000)	—	—	(16,925,000)
Issuance of Restricted Shares to Employees & Directors	675,300	6,753	6,070,947	(6,077,700)	—	—
Issuance of Shares to Underwriters	65,024	650	(650)	—	—	—
Issuance of Shares Sold to CEO & Chairman	500,000	5,000	4,180,000	—	—	4,185,000
Contribution of Initial Properties	—	—	7,063,690	—	—	7,063,690
Issuance of Shares for Initial Properties	216,634	2,167	(2,167)	—	—	—
Over-allotment Option Exercised on September 26, 2003:
Issuance of Shares	1,734,072	17,340	15,589,307	—	—	15,606,647
Underwriters’ Fees	—	—	(1,092,465)	—	—	(1,092,465)
Issuance of Restricted Shares to Employees	39,017	390	350,763	(351,153)	—	—
Establish Minority Interest in Operating Partnership	—	—	(38,004,615)	—	—	(38,004,615)
Additional Offering Expenses	—	—	(175,123)	—	—	(175,123)
Amortization of Unearned Compensation	—	—	—	864,452	—	864,452
Net Loss	—	—	—	—	(1,627,319)	(1,627,319)

Balance at December 31, 2003	25,730,047	$257,300	$179,226,668	$(5,564,401)	$(1,627,319)	$172,292,248

See notes to consolidated and combined financial statements.

ASHFORD HOSPITALITY TRUST, INC. AND PREDECESSOR

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

	The Company	The Predecessor
			The Predecessor	The Predecessor
	Period From	Period From
	August 29, 2003 to	January 1, 2003 to	Year Ended	Year Ended
	December 31,	August 28,	December 31,	December 31,
	2003	2003	2002	2001

Cash flows from operating activities:
Net loss	$(1,627,319)	$(2,292,882)	$(3,092,918)	$(2,906,493)
Adjustments to reconcile net loss to net cash flow provided by operations:
Depreciation and amortization	2,016,899	2,915,777	4,833,551	4,446,486
Amortization of deferred financing costs	42,837	357,857	820,966	1,204,896
Amortization of unearned compensation	864,452	—	—	—
Minority interest	(357,943)	—	—	—
Changes in assets and liabilities:
Accounts receivable and inventories	39,962	(117,443)	(382,040)	115,985
Prepaids, other assets, and due from affiliates	(1,641,777)	642,805	(742,621)	(177,179)
Restricted cash	92,806	2,113,441	(176,429)	(1,207,971)
Accounts payable, accrued expenses, and due to affiliates	2,828,881	(143,547)	(637,775)	(367,574)

Net cash flow provided by operating activities	2,258,798	3,476,008	622,734	1,108,150
Cash flows from investing activities:
Acquisitions of mezzanine loans	(10,000,000)	—	—	—
Acquisitions of hotel properties	(78,587,180)	—	—	—
Improvements and additions to hotel properties, net	(411,148)	(190,602)	(1,079,824)	(24,899,286)

Net cash flow used in investing activities	(88,998,328)	(190,602)	(1,079,824)	(24,899,286)
Cash flows from financing activities:
Distributions paid to owners	—	(1,850,750)	(5,104,740)	(15,719,137)
Contributions received from owners	—	765,000	2,191,675	10,732,419
Payments on mortgage notes payable and capital leases	(62,843,451)	(189,041)	(15,695,113)	(25,379,413)
Borrowings on mortgage notes payable	27,800,000	—	17,754,012	56,595,272
Payment of deferred financing costs	(1,016,365)	—	(872,291)	(1,307,908)
Proceeds received from initial public offering	202,396,981	—	—	—
Proceeds from sale of stock to CEO & Chairman	4,185,000	—	—	—
Cash paid upon the Company’s formation	(4,942,642)	—	—	—
Proceeds received from over-allotment option	15,606,647	—	—	—
Payment of offering costs	(18,192,588)	—	—	—

Net cash flow provided by (used in) financing activities	$162,993,582	$(1,274,791)	$(1,726,457)	$24,921,233

Net change in cash and cash equivalents	$76,254,052	$2,010,615	$(2,183,547)	$1,130,097

Cash and cash equivalents, beginning balance	$—	$2,968,814	$5,152,361	$4,022,264

Cash and cash equivalents, ending balance	$76,254,052	$4,979,429	$2,968,814	$5,152,361

See notes to consolidated and combined financial statements.

ASHFORD HOSPITALITY TRUST, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2003, 2002, and 2001

1.	Organization and Description of Business

      Ashford Hospitality Trust, Inc. and subsidiaries (the “Company”) is a self-advised real estate investment trust (“REIT”), which commenced operations on August 29, 2003 (“inception”) when it completed its initial public offering (“IPO”) and concurrently consummated certain other formation transactions, including the acquisition of six hotels (“initial properties”) and eight asset management and consulting contracts, all previously owned by affiliates of Remington Hotel Corporation (the “Predecessor”).

      For the Company to qualify as a REIT, it cannot operate hotels. Therefore, the Company’s operating partnership, which is owned 81.97% by the Company and 18.03% by Company executives and certain employees of the Company and its affiliates, leases its hotels to Ashford TRS Corporation (“Ashford TRS”), which is a wholly-owned subsidiary of the operating partnership. Ashford TRS then engages hotel management companies to operate the hotels under management contracts. Ashford TRS will be treated as a taxable REIT subsidiary for federal income tax purposes. Therefore, the Company’s operating partnership and principal source of funds will be dependent on Ashford TRS’s ability to generate cash flow from the operation of the hotels.

      The IPO consisted of the sale of 22,500,000 shares of common stock (“initial shares”), which included 22,336,478 shares sold to the public at a price of $9 per share and 163,522 shares sold to directors, employees, business associates and related persons at a price of $8.37 per share. The IPO generated gross proceeds of approximately $202.4 million. However, the aggregate proceeds to the Company, net of underwriters’ discount and offering costs, was approximately $185.3 million. In addition to the initial shares, 500,000 shares of common stock were sold to Messrs. Archie and Montgomery Bennett, the Company’s Chairman and the Company’s Chief Executive Officer and Director, respectively, 216,634 shares of common stock were conveyed to a limited partnership owned by Messrs. Archie and Montgomery Bennett, 25,000 shares of restricted stock were issued to Company directors, 65,024 shares of common stock were issued to the underwriters, and 650,300 shares of restricted stock were issued to Company executives and certain employees of the Company and its affiliates. In total, 23,956,958 shares of common stock were issued in connection with the Company’s formation. In addition, 5,657,917 units of limited partnership interest, valued at $9 per unit, were issued to Company executives and certain employees of the Company and its affiliates.

      Concurrent with the Company’s formation, the Company utilized its net proceeds of $185.3 million to repay $65.7 million of mortgage indebtedness secured by the initial properties and paid an additional $3.0 million in cash related to the acquisition of one of the initial properties. Hence, the Company had approximately $116.6 million in available cash immediately following its formation.

      On September 26, 2003, the Company issued an additional 1,734,072 shares of common stock at a price of $9 per share as a result of the exercise of the underwriters’ over-allotment option. This generated additional gross proceeds of approximately $15.6 million, or net proceeds of approximately $14.5 million after considering the underwriters’ fees of approximately $1.1 million. Concurrent with this, the Company issued an additional 39,017 shares of restricted stock to its executives and certain employees of the Company and its affiliates.

2.	Basis of Presentation

      These consolidated financial statements presented herein include all of the accounts of the Company beginning with its commencement of operations on August 29, 2003. Prior to that time, this report includes the combined financial statements of the Predecessor. Certain previously reported amounts have been reclassified to conform to the current presentation.

ASHFORD HOSPITALITY TRUST, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

3.	Significant Accounting Policies Summary

      Principles of Consolidation — The accompanying consolidated and combined financial statements, which reflect the total activity of the Company or its Predecessor, are presented on a combined basis as a result of common ownership and control. All significant intercompany accounts and transactions among the consolidated and combined entities have been eliminated in the consolidated and combined financial statements.

      Revenue Recognition — Revenues include room, food, beverage, and other hotel revenues such as long-distance telephone service, laundry, and space rentals. Asset management fees relate to asset management service performed on behalf of an affiliate, including risk management and insurance procurement, assistance with taxes, negotiating franchise agreements and equipment leases, monitoring compliance with loan covenants, preparation of capital and operating budgets, and property litigation management. Revenues are recognized as the related services are delivered.

      Use of Estimates — The preparation of these consolidated and combined financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

      Investment in Hotel Properties — The initial six hotel properties are stated at the Predecessor’s historical cost, net of any impairment charges, plus an approximate $8.1 million minority interest partial step-up recorded upon formation of the Company on August 29, 2003, related to the acquisition of minority interest from unaffiliated parties related to four of the initial properties. Hotel properties acquired subsequent to the Company’s formation are stated at cost. Improvements and additions which extend the life of the property are capitalized.

      Impairment of Investment in Hotel Properties — Hotel properties are reviewed for impairment whenever events or changes in circumstances indicate the carrying value of the hotel properties may not be recoverable. The Company tests for impairment in several situations, including when current or projected cash flows are less than historical cash flows, when it becomes more likely than not that a hotel will be sold before the end of its previously estimated useful life, and when events or changes in circumstances indicate that a hotel’s net book value may not be recoverable. In the evaluation of the impairment of hotel properties, the Company makes many assumptions and estimates, including projected cash flows, holding period, expected useful life, future capital expenditures, and fair values, including consideration of capitalization rates, discount rates, and comparable selling prices. To date, no such impairment charges have been recognized. If an asset were deemed to be impaired, the Company would record an impairment charge for the amount the property’s net book value exceeds its fair value.

      Depreciation and Amortization Expense — Depreciation expense is based on the estimated useful life of the Company’s assets, while amortization expense for leasehold improvements is the shorter of the lease term or the estimated useful life of the related assets. Presently, hotel properties are depreciated using the straight-line method over lives which range from 15 to 39 years for buildings and improvements and 3 to 5 years for furniture, fixtures, and equipment. While the Company believes its estimates are reasonable, a change in the estimated lives could affect depreciation expense and net income (loss) or the gain or loss on the potential sale of any of the Company’s hotels.

      Cash and Cash Equivalents — Cash and cash equivalents represent cash on hand and in banks plus short-term investments with a maturity of three months or less when purchased.

      Restricted Cash — Restricted cash consists of cash held in escrow reserves required by lenders that relate to the payment of capital expenditures, insurance, and real estate taxes.

ASHFORD HOSPITALITY TRUST, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

      Accounts Receivable — Accounts receivable consists primarily of meeting and banquet room rental and hotel guest receivables. The Company generally does not require collateral. Ongoing credit evaluations are performed and an allowance for potential credit losses is provided against the portion of accounts receivable that is estimated to be uncollectible.

      Inventories — Inventories consist primarily of food, beverages, and gift store merchandise, and are stated at the lower of cost or market value. Cost is determined using the first-in, first-out method.

      Notes Receivable — The Company provides mezzanine financing in the form of loans. Loans receivable are recorded at cost, adjusted for net origination fees and costs. Premiums, discounts, and net origination fees are amortized or accreted as an adjustment to interest income using the effective interest method. Loans receivable are reviewed for potential impairment at each balance sheet date. A loan receivable is considered impaired when, based on current information, it is probable that the Company will be unable to collect all amounts due according to the loan’s contractual terms. The amount of impairment, if any, is measured by comparing the recorded amount of the loan to the present value of the expected cash flows or fair value of collateral. A reserve for loan losses is recorded through a charge to income for any shortfall.

      Deferred Costs, Net — Deferred loan costs are recorded at cost and amortized using the straight-line method over the terms of the related mortgage notes payable, which approximates the effective interest method. Deferred franchise fees are amortized on a straight-line basis over the terms of the related franchise agreements.

      Due to/from Affiliates — Due to/from affiliates represents current receivables and payables resulting from transactions related to hotel management and project management with affiliated entities. Due from affiliates results primarily from advances of management fees. Due to affiliates results primarily from accrual of hotel management and project management fees. Both due to and due from affiliates are generally settled within a period not to exceed one year.

      Advertising Costs — Advertising costs are expensed as incurred. For the period from inception to December 31, 2003, the Company incurred advertising costs of approximately $30,000. For the period from January 1, 2003 to August 28, 2003, and for the years ended December 31, 2002 and 2001, the Predecessor incurred advertising costs of approximately $48,000, $143,000, and $99,000, respectively. Advertising costs are included in indirect expenses in the accompanying combined statements of operations.

      Indirect Expenses — Indirect expenses include hotel-level general and administrative fees, sales and marketing expenses, repairs and maintenance expenses, franchise fees, and utility costs.

      Income Taxes — As a REIT, the Company generally will not be subject to federal corporate income tax on that portion of its net income (loss) that does not relate to taxable REIT subsidiaries. However, Ashford TRS is treated as a taxable REIT subsidiary for federal income tax purposes.

      Earnings (Loss) Per Share — Basic earnings (loss) per share is calculated by dividing net income (loss) available to common shareholders by the weighted average common shares outstanding during the period. Dilutive earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares, whereby such exercise or conversion would result in lower earnings (loss) per share. At December 31, 2003, none of the aforementioned 714,317 restricted shares of common stock are vested and, therefore, not considered outstanding for basic earnings (loss) per share. Since the Company reported a net loss for the period from inception through December 31, 2003, the effects of the 714,317 restricted shares of common stock and the aforementioned 5,657,917 units of limited partnership interest are anti-dilutive for that period.

ASHFORD HOSPITALITY TRUST, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

Therefore, basic and dilutive earnings (loss) per share are the same for the period from inception through December 31, 2003.

      Stock-Based Compensation — The Company accounts for stock-based compensation using the intrinsic-value method in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” In connection with the Company’s formation, the Company established an Employee Stock Plan (the “Stock Plan”). Upon consummation of the IPO and subsequent exercise of the underwriters’ over-allotment, the Company issued a total of 714,317 shares of unvested restricted stock under the Stock Plan to its executives, directors, and certain employees of the Company and its affiliates. Of the 714,317 shares issued, 689,317 vest over three years and 25,000 vest over six months. Such shares are charged to compensation expense on a straight-line basis based on the IPO price of $9 per share. For the period from inception through December 31, 2003, the Company recognized compensation expense of approximately $864,000 related to these restricted shares. Under the Stock Plan, the Company may issue a variety of performance-based stock awards, including nonqualified stock options. At December 31, 2003, no performance-based stock awards have been issued other than the restricted stock discussed above. At December 31, 2003, the Company had approximately 817,000 remaining shares available for future issuance under the Stock Plan.

      Segments — The Company presently operates in two business segments within the hotel lodging industry: direct hotel investments and hotel financing. Direct hotel investments refers to owning hotels through either acquisition or new development. Hotel financing refers to owning subordinate hotel-related mortgages through acquisition or origination. The Predecessor only operated within the direct hotel investments segment.

      Recent Accounting Pronouncements —

SFAS No. 146 — In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”). SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force (“EITF”) Issue No. 94-3. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of a company’s commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amount recognized. The adoption of SFAS No. 146 in the first quarter of 2003 did not have any immediate effect on the Company’s results of operations, financial position, or cash flows.

FIN No. 45 — In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN No. 45”). FIN No. 45 requires that a guarantor recognize a liability for certain guarantees and enhance disclosures for such guarantees. The recognition provisions of FIN No. 45 are applicable on a prospective basis for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN No. 45 are effective for financial statements for periods ending after December 15, 2002. The adoption of FIN No. 45 did not have a material impact on the Company’s results of operations, financial position, or cash flows.

FIN No. 46 — In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, “Consolidation of Variable Interest Entities,” as revised (“FIN No. 46”). FIN No. 46 requires existing unconsolidated variable interest entities, as defined, to be consolidated by their primary beneficiaries if the variable interest entities do not effectively disperse risks among parties involved. FIN No. 46 is effective immediately for variable interest entities created after January 31,

ASHFORD HOSPITALITY TRUST, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

2003, and to variable interest entities in which an enterprise obtains an interest after that date. FIN No. 46 applies to financial statements for periods ending after March 15, 2004, related to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. On November 26, 2003, the Company acquired a $10.0 million mezzanine loan receivable secured by a hotel property in New York, New York, which is subordinate to a primary loan related to this hotel. The mezzanine loan is considered to be a variable interest in the entity that owns the hotel, which is a variable interest entity. However, the Company is not considered to be the primary beneficiary. Therefore, the Company will not consolidate the hotel for which it has provided financing. Hence, the adoption of FIN No. 46 did not have a material impact on the Company’s results of operations, financial position, or cash flows. However, interests in entities acquired or created after December 31, 2003 will be evaluated based on FIN No. 46 criteria and such entities will be consolidated, if required.

SFAS No. 149 — In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS No. 149”). SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company’s results of operations, financial position, or cash flows.

SFAS No. 150 — In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS No. 150”). SFAS No. 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of these financial instruments were classified as equity. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period after June 15, 2003. However, in November 2003, the Financial Accounting Standards Board elected to indefinitely defer implementation of certain standards of SFAS No. 150 relating to limited-life subsidiaries. The adoption of SFAS No. 150 is not expected to have a material impact on the Company’s results of operations, financial position, or cash flows.

4.	Concentrations of Risk

      All of the Company’s investments are concentrated in the hotel industry. The Company’s current investment strategy is to acquire or develop mid to upscale hotels, acquire first mortgages on hotel properties, invest in other mortgage-related instruments such as mezzanine loans to hotel owners and operators, and participate in hotel sale-leaseback transactions. At present, all of the Company’s owned hotels or hotels securing the Company’s loans receivable are domestically located. Accordingly, adverse conditions in the hotel industry will have a material adverse effect on the Company’s operating and investment revenues and cash available for distribution to stockholders.

      In addition, the Company expects to originate or acquire additional mezzanine loans receivable. These types of mortgage loans are considered to involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property due to a variety of factors, including the loan being entirely unsecured or, if secured, becoming unsecured as a result of foreclosure by the senior lender. The Company may not recover some or all of its investment in these loans. In addition, mezzanine loans may have higher loan-to-value ratios than conventional mortgage loans resulting in less equity in the property and increasing the risk of loss of principal.

ASHFORD HOSPITALITY TRUST, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

5.	Investment in Hotel Properties

      Investment in hotel properties consists of the following as of December 31, 2003 and 2002:

	December 31,

	2003	2002

	(Company)	(Predecessor)
Land	$28,652,386	$15,509,355
Buildings and improvements	143,811,837	70,228,361
Furniture, fixtures, and equipment	22,002,543	15,399,422

Total cost	194,466,766	101,137,138
Accumulated depreciation	(20,742,768)	(15,890,337)

Investment in hotel properties, net	$173,723,998	$85,246,801

      In connection with the Company’s formation, the Company recorded a minority interest partial step-up of approximately $8.1 million to the historical net carrying values of four of its hotel properties as a result of the Company acquiring minority interest from unaffiliated parties. For the period from inception to December 31, 2003, the Company recognized depreciation expense of approximately $2.0 million. For the period from January 1, 2003 to August 28, 2003, and for the years ended December 31, 2002 and 2001, the Predecessor recognized depreciation expense of approximately $2.9 million, $4.7 million, and $4.3 million, respectively.

6.	Notes Receivable

      On November 26, 2003, the Company acquired a $10 million mezzanine loan receivable secured by a hotel property in New York, New York. The mezzanine loan bears interest at LIBOR plus 9% with a 2% LIBOR floor, matures in August 2006, and provides for two one-year extension options subject to certain conditions. In accordance with the loan agreement, the Company will receive interest-only payments through August 2004, with principal and interest paid thereafter through maturity based on a twenty-five-year amortization schedule. Prepayments of the loan are prohibited through August 13, 2004, require decreasing prepayment premiums through February 13, 2006, and require no prepayment premiums thereafter.

      For the period from inception to December 31, 2003, the Company recognized interest income related to this loan of approximately $110,000.

7.	Deferred Costs

      Deferred costs consist of the following as of December 31, 2003 and 2002:

	December 31,

	2003	2002

	(Company)	(Predecessor)
Deferred loan costs	$1,429,634	$1,691,262
Deferred franchise fees	1,205,000	510,000

Total cost	2,634,634	2,201,262
Accumulated amortization	(247,697)	(922,430)

Deferred costs, net	$2,386,937	$1,278,832

ASHFORD HOSPITALITY TRUST, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

      In connection with the Company’s formation, the Company wrote-down net deferred loan costs by approximately $170,000 due to the payoff of the related mortgage notes.

8.	Mortgage Notes Payable

      Mortgage notes payable consists of the following as of December 31, 2003 and 2002:

	December 31,

	2003	2002

	(Company)	(Predecessor)
Mortgage note payable secured by three hotel properties, matures March 1, 2004, at an interest rate of 8.4%, with interest-only payments due monthly, and a 1% exit fee	$—	$39,000,000
Mortgage note payable secured by one hotel property, matures November 30, 2003, at an interest rate of LIBOR plus 3.5%, with interest-only payments due monthly	—	9,274,995
Mortgage note payable secured by one hotel property, matures December 31, 2006, at an interest rate of the greater of LIBOR plus 3.5% or 5.5%, with interest-only payments due monthly plus principal payments of $20,000 due monthly beginning January 1, 2005, with a 1% mandatory exit fee and a 0.5% one-year extension fee	16,000,000	16,000,000
Mortgage note payable secured by one hotel property, matures January 31, 2004, at an interest rate of LIBOR plus 3.5%, with interest-only payments due monthly plus principal payments of $15,000 due monthly beginning February 1, 2003	—	17,851,155
Mortgage note payable secured by five hotel properties, matures December 31, 2007, at an interest rate of LIBOR plus 3.25% with a 4.75% total floor, with interest-only payments due monthly plus principal payments of $57,000 due monthly beginning January 1, 2006, with a $180,000 mandatory exit fee and a 0.5% one-year extension fee	27,800,000	—
Mortgage note payable secured by one hotel property, matures January 1, 2006, at an interest rate of 7.08%, with principal and interest payments due monthly and a 1% mandatory exit fee	6,401,779	—

Total	$50,201,779	$82,126,150

      At December 31, 2003 and 2002, LIBOR was 1.12% and 1.38%, respectively.

      In connection with the Company’s formation, the Company used a portion of the proceeds from its IPO to repay approximately $65.7 million of mortgage indebtedness secured by the initial properties.

      In general, the Company’s mortgage notes payable agreements require exit fees based on the principal outstanding at the time the mortgage is repaid. In addition, the Company’s $6.4 million mortgage notes payable agreement requires decreasing prepayment penalties through maturity.

      On November 24, 2003, the Company acquired four hotel properties from Noble Investment Group for approximately $33.9 million, which included approximately $27.5 million in cash and approximately $6.4 million in assumed mortgage debt. The mortgage debt is secured by one hotel property, bears interest at 7.08%, matures January 1, 2006, and requires monthly payments of both principal and interest.

      On December 24, 2003, the Company closed on a $36 million non-recourse loan secured by the five hotel properties it acquired from FelCor Lodging Limited Partnership (“FelCor”) on October 8, 2003, of

ASHFORD HOSPITALITY TRUST, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

which approximately $27.8 million was outstanding as of December 31, 2003. The loan includes a holdback provision for $8.2 million earmarked for targeted capital expenditures related to these properties, bears interest at a rate of LIBOR plus 3.25% with a 4.75% total floor, matures December 31, 2007, requires interest-only payments for the first two years, and contains a one-year extension option upon maturity.

      Maturities of mortgage notes payable as of December 31, 2003 are as follows:

2004	$96,335
2005	352,452
2006	22,636,992
2007	27,116,000

Total	$50,201,779

      The carrying values of assets collateralizing mortgage notes payable as of December 31, 2003 and 2002 are as follows:

		December 31,

Hotel Property	Location	2003	2002

		(Company)	(Predecessor)
Embassy Suites	Austin, TX	—	$10,062,707	(a)
Embassy Suites	Dallas, TX	—	9,743,718	(a)
Embassy Suites	Herndon, VA	—	10,691,555	(a)
Embassy Suites	Las Vegas, NV	$20,923,229	19,561,884	(b)
Radisson Hotel	Covington, KY	—	11,723,790	(c)
Radisson Hotel	Holtsville, NY	—	23,463,147	(d)
Embassy Suites	Phoenix, AZ	14,901,437	—	(e)
Embassy Suites	Syracuse, NY	13,671,727	—	(e)
Embassy Suites	Flagstaff, AZ	6,080,686	—	(e)
Doubletree Guest Suites	Columbus, OH	9,536,429	—	(e)
Doubletree Guest Suites	Dayton, OH	5,776,567	—	(e)
Hilton Garden Inn	Jacksonville, FL	11,630,909	—	(f)

Total		$82,520,984	$85,246,801

(a)	Represents collateral for the $39.0 million mortgage note payable outstanding at December 31, 2002.

(b)	Represents collateral for the $16.0 million mortgage note payable outstanding at December 31, 2003 and 2002.

(c)	Represents collateral for the $9.3 million mortgage note payable outstanding at December 31, 2002.

(d)	Represents collateral for the $17.9 million mortgage note payable outstanding at December 31, 2002.

(e)	Represents collateral for the $27.8 million mortgage note payable outstanding at December 31, 2003.

(f)	Represents collateral for the $6.4 million mortgage note payable outstanding at December 31, 2003.

      If the Company violates covenants in any debt agreements, the Company could be required to repay all or a portion of its indebtedness before maturity at a time when the Company might be unable to arrange financing for such repayment on attractive terms, if at all. Violations of certain debt covenants may result in the Company being unable to borrow unused amounts under a line of credit, even if repayment of some or all borrowings is not required. In any event, financial covenants under the

ASHFORD HOSPITALITY TRUST, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

Company’s current or future debt obligations could impair the Company’s planned business strategies by limiting the Company’s ability to borrow (i) beyond certain amounts or (ii) for certain purposes. Presently, the Company’s existing financial debt covenants primarily relate to maintaining a minimum debt coverage ratio at a certain property, maintaining an overall minimum net worth, and maintaining an overall minimum total assets.

      As of December 31, 2002, the Predecessor was party to two interest rate swap agreements with notional principal amounts of approximately $9.3 million and $18.0 million and maximum interest rates of 8.75% and 7.5%, respectively. The Predecessor’s participation in these transactions was for hedging purposes, and the fair value of these derivatives at December 31, 2002 was immaterial. In connection with the Company’s formation and payoff of the related indebtedness, these agreements were terminated.

9.	Income Taxes

      The Company has elected to be taxed as a REIT under the Internal Revenue Code. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that the Company distributes at least 90% of the Company’s taxable income to the Company’s stockholders. As the Company had a consolidated taxable loss for the period from inception to December 31, 2003, no distributions were made. The Company currently intends to adhere to these requirements and maintain the Company’s REIT status. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not qualify as a REIT for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on the Company’s income as well as to federal income and excise taxes on the Company’s undistributed taxable income.

      For the period from inception to December 31, 2003, the Company’s taxable REIT subsidiary recognized net income of approximately $400,000 and a provision for income taxes of approximately $142,000. The taxable REIT subsidiary does not have any significant permanent book to tax differences. Accordingly, the Company’s effective tax rate approximates its statutory federal tax rate plus an approximate 5% state rate.

      At December 31, 2003, the Company’s deferred tax asset and related valuation allowance consisted of the following:

Allowance for doubtful accounts	$8,749
Accrued expenses	90,583

Gross deferred tax asset	99,332
Valuation allowance	(99,332)

Net deferred tax asset	$—

      The Company has fully reserved its net deferred tax asset due to the limited operational history of the Company.

10.	Minority Interest

      Minority interest in the operating partnership represents the limited partners’ proportionate share of the equity in the operating partnership. Net income (loss) is allocated to minority interest based on the weighted average limited partnership percentage ownership throughout the period. Upon formation of the Company on August 29, 2003, and subsequent exercise of the underwriters’ over-allotment option on September 26, 2003, the Company issued 5,657,917 units of limited partnership interest to affiliates,

ASHFORD HOSPITALITY TRUST, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

representing an 18.03% minority interest ownership. Beginning August 29, 2004, each unit of limited partnership interest may be redeemed for a) cash, or b) at the option of the Company, one share of the Company’s common stock,.

11.	Related Party Transactions

      Under previous agreements with affiliates owned by the Company’s Chairman and the Company’s Chief Executive Officer and Director, the Predecessor was obligated to pay such affiliates management fees of 3%-4.5% of gross revenues, as defined by the agreements, and to reimburse such affiliates for certain accounting and administrative expenses. Under related management agreements, the Predecessor was obligated to pay a fee equal to 8% of all invoiced third-party costs of the expenditures necessary for the replacement of furniture, fixtures, and equipment, and for building repairs.

      Upon formation of the Company on August 29, 2003, the Company is now obligated to pay such affiliates a) monthly management fees equal to the greater of $10,000, adjusted annually, or 3% of gross revenues as well as an annual incentive management fee, if certain operational criteria are met, b) market service fees of up to 15% of the approved capital improvements, including a project management fee of up to 4% of project costs, and c) other reimbursements as approved by the Company’s independent directors.

      Under these agreements, the Company or its Predecessor paid the following amounts during the years ended December 31, 2003, 2002, and 2001:

	The Company	The Predecessor
			The Predecessor	The Predecessor
	Period From	Period From
	August 29, 2003 to	January 1, 2003 to	Year Ended	Year Ended
	December 31,	August 27,	December 31,	December 31,
	2003	2003	2002	2001

Management fees	$651,480	$718,408	$1,059,867	$1,463,900
Project management fees	—	55,266	122,734	257,593
Special Limited Partner fees	—	506,307	658,925	594,770
Other reimbursements	217,298	356,612	491,032	704,558

Total	$868,778	$1,636,593	$2,332,558	$3,020,821

      Upon formation of the Company on August 29, 2003 and related redemption of the Company’s interest in its Special Limited Partner, the Special Limited Partner fee ceased to exist.

      The management agreement with an affiliate includes an exclusivity clause that requires the Company to engage the affiliate, unless the independent directors either (i) unanimously vote to hire a different manager or developer, or (ii) by a majority vote, elect not to engage the affiliate because they have determined that special circumstances exist or that, based on the affiliate’s prior performance, another manager or developer could perform the duties materially better.

      In addition to the above, these affiliates also pay for certain corporate general and administrative expenses, including rent, payroll, office supplies, and travel, on behalf of the Company. Such charges are allocated to the Company based on various methodologies, including headcount, office space, usage, and actual amounts incurred. From inception through December 31, 2003, such costs were approximately $833,000, which are reimbursed by the Company monthly. During that same period, these affiliates also paid approximately $55,000 in fees associated with the Company’s initial public offering and $500,000 related to an earnest money deposit on an acquisition, which were reimbursed by the Company prior to December 31, 2003.

      In addition, the Company agreed to indemnify certain affiliates, including the Company’s Chief Executive Officer and Director, the Company’s Chairman, and certain other affiliates, who contributed

ASHFORD HOSPITALITY TRUST, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

properties in connection with the Company’s initial public offering in exchange for operating partnership units against the income tax they may incur if the Company disposes of one of these properties.

      On October 16, 2003, the Company exercised its option to reassign its rights under its eight asset management and consulting contracts back to one of these affiliates until January 1, 2004 in order to meet REIT eligible-income thresholds in 2003. As a result, the Company forewent related asset management fee income over this period of approximately $250,000. However, the related guarantee of payment associated with these fees, which are $1.2 million annually for five years, will be extended for a like period.

12.	Commitments and Contingencies

      Restricted Cash — Under the existing mortgage loan agreement, the Company is obligated to escrow payments for insurance and real estate taxes. In addition, for certain properties with debt the Company is obligated to escrow 4% of gross revenue for capital improvements.

      Franchise Fees — Under the existing franchise agreements, the Company is obligated to pay the franchisors royalty fees between 2.5% and 5% of gross room revenue, and fees for marketing, reservations, and other related activities aggregating between 1% and 3.75% of gross room revenue. For the period from inception to December 31, 2003, the Company incurred franchise fees of approximately $1.3 million. For the period from January 1, 2003 to August 28, 2003, and for the years ended December 31, 2002 and 2001, the Predecessor incurred franchise fees of approximately $1.6 million, $2.2 million, and $2.1 million, respectively. Franchise fees are included in indirect operating expenses in the accompanying consolidated and combined statements of operations.

      These franchise agreements expire beginning in 2017 through 2023. When the term of a franchise expires, the franchisor has no obligation to issue a new franchise. The loss of a franchise could have a material adverse effect on the operations or the underlying value of the affected hotel because of the loss of associated name recognition, marketing support, and centralized reservation systems provided by the franchisor. The loss of a franchise could also have a material adverse effect on cash available for distribution to stockholders. In addition, if the Company terminates a franchise prior to its expiration date, the Company may be required to pay up to three times the average annual franchise fees incurred for that property.

      Management Fees — Under the existing management agreements, the Company is obligated to pay a) monthly management fees equal to the greater of $10,000, if applicable, adjusted annually, or 3% of gross revenues as well as any applicable annual incentive management fee, b) a market service fee of up to 15% of the approved capital improvements, including a project management fee of up to 4% of project costs, for certain hotels, and c) other general fees at current market rates as approved by the Company’s independent directors. These management agreements expire beginning in 2006 through 2013, with renewal options on those related to affiliates of up to twenty-five additional years. In addition, if the Company terminates a management agreement on one of the initial properties prior to its expiration, due to sale of the property, the Company may be required to pay all estimated management fees due under the management agreement’s remaining term. This termination fee may be avoided in certain circumstances by substitution of a similar property. If the Company terminates a management agreement on one of the hotels acquired after the formation transaction, or on one of the initial hotels for reasons other than sale of the property, the Company may be required to pay estimated management fees ranging from one to six years from the termination date.

      Leases — The Company has entered into noncancelable operating leases related to certain equipment, land, and facilities, which expire between 2004 and 2007, including a land lease and an air lease, each related to one hotel property. The air lease is subject to base rent plus contingent rent based on the related property’s net operating income. For the period from inception to December 31, 2003, the Company

ASHFORD HOSPITALITY TRUST, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

recognized total rent expense of approximately $164,000. For the period from January 1, 2003 to August 28, 2003, and for the years ended December 31, 2002 and 2001, the Predecessor recognized total rent expense of approximately $150,000, $203,000, and $251,000, respectively. The Company also owns equipment acquired under capital leases, which are included in Investment in Hotel Properties, expire between 2004 and 2006, and have interest rates ranging between 10% and 11.5%.

      As of December 31, 2003, future minimum annual commitments for noncancelable lease agreements are as follows:

	Operating	Capital
	Leases	Leases

2004	$545,713	$173,677
2005	508,403	165,886
2006	448,450	153,481
2007	425,710	38,756
2008	425,710	—
Thereafter	13,889,712	—

Total future minimum lease payments	$16,243,698	$531,800

Less amounts representing interest		74,931

Present value of future minimum lease payments		$456,869

      As of December 31, 2003 and 2002, assets acquired under capital leases consist of the following:

	December 31,

	2003	2002

	(Company)	(Predecessor)
Assets under capital leases	$832,839	$832,839
Accumulated depreciation	(299,278)	(170,595)

Assets under capital leases, net	$533,561	$662,244

      In addition, at December 31, 2003, the Company had capital commitments of approximately $355,000, related to general capital improvements.

      Employment Agreements — The Company has entered into employment agreements with certain executive officers, which provide for minimum annual base salaries, other fringe benefits, and non-compete clauses as determined by the Company’s Board of Directors. The agreements have varying terms expiring between December 31, 2006 and December 31, 2007, with automatic one-year renewals, unless terminated by either party upon six months’ notice, subject to severance provisions.

      Employee Incentive Plan — Effective December 2003, the Company created an Employee Savings and Incentive Plan (“ESIP”), a nonqualified compensation plan that covers all employees who work at least 25 hours per week. The ESIP allows employees to contribute up to 100% of their compensation to various investment funds. The Company matches 25% of the first 10% each employee contributes. Employee contributions vest immediately, whereas Company contributions vest 25% annually. As of December 31, 2003, the Company’s matching fund had investment assets and a related liability to participating employees of approximately $3,000. During 2003, the Company incurred nominal administrative fees associated with maintaining the plan.

      Litigation — The Company is currently subject to litigation arising in the normal course of its business. In the opinion of management, none of these lawsuits or claims against the Company, either

ASHFORD HOSPITALITY TRUST, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

individually or in the aggregate, is likely to have a material adverse effect on the Company’s business, results of operations, or financial condition. In addition, management believes the Company has adequate insurance in place to cover such litigation.

      Taxes — Under the tax indemnification agreements, the Company has agreed for a period of 10 years to use commercially reasonable efforts to maintain non-recourse mortgage indebtedness in the amount of at least $16.0 million, which will allow the contributors to defer recognition of gain in connection with the contribution of the Las Vegas hotel property as part of the Company’s formation.

13.	Fair Value of Financial Instruments

      The carrying values of cash and cash equivalents, restricted cash, accounts receivable, amounts due from or to affiliates, accounts payable, and accrued expenses approximate their fair values due to the short-term nature of these financial instruments.

      The carrying values of notes receivable, mortgage notes payable, and capital leases payable approximates their fair values because the interest rates on these on these financial instruments are variable or approximate current interest rates charged on similar financial instruments.

      Considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

14.	Supplemental Cash Flow Information

      For the period from inception to December 31, 2003, interest paid by the Company was approximately $568,000. For the period from January 1, 2003 to August 28, 2003, and for the years ended December 31, 2002 and 2001, interest paid by the Predecessor was approximately $4.1 million, $5.7 million, and $5.2 million, respectively.

      In connection with the Company’s formation on August 29, 2003 and subsequent exercise of the underwriters’ over-allotment, the Company recorded non-cash transactions as follows: a) contribution of initial properties with an historical net book value of approximately $82.6 million, b) an approximate $8.1 million minority interest partial step-up to the historical net carrying values of its hotel properties resulting from the acquisition of unaffiliated minority interest partners, c) an approximate $3.3 million forgiveness of debt, d) an approximate $16.0 million assumption of debt from the Predecessor, e) an approximate $170,000 write-off of deferred loan costs associated with the repaid mortgage loans, and f) the issuance of 714,317 shares of restricted stock to Company executives, employees, affiliates, and directors. See Note 1 for a description of operating partnership units and company shares issued in connection with the Company’s formation.

      In connection with the Company’s acquisition of four hotel properties from Noble Investment Group (“Noble”) on November 24, 2003, the Company recorded a non-cash assumption of approximately $6.4 million in mortgage debt. See Note 16 for a description of other assets and liabilities acquired with the acquisition of hotels from Noble and FelCor.

15.	Segments Reporting

      The Company presently operates in two business segments within the hotel lodging industry: direct hotel investments and hotel financing. Direct hotel investments refers to owning hotels through either acquisition or new development. Hotel financing refers to owning subordinate hotel-related mortgages

ASHFORD HOSPITALITY TRUST, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

through acquisition or origination. The Predecessor only operated within the direct hotel investments segment.

      The Company does not allocate certain corporate-level accounts to its operating segments, including corporate general and administrative expenses, interest income, interest expense, provision for income taxes, and minority interest. As of and for the year ended December 31, 2003, financial information related to our reportable segments was as follows:

	Direct Hotel	Hotel
	Investments	Financing	Corporate	Consolidated

Total revenues	$42,168,601	$110,000	$—	$42,278,601
Operating expenses	32,767,868	—	—	32,767,868
Depreciation and amortization	4,932,676	—	—	4,932,676
Corporate general and administrative	—	—	4,002,950	4,002,950

Operating income (loss)	4,468,057	110,000	(4,002,950)	575,107
Interest income	—	—	289,133	289,133
Interest expense	—	—	(5,000,206)	(5,000,206)

Income (loss) before minority interest and provision for income taxes	4,468,057	110,000	(8,714,023)	(4,135,966)
Provision for income taxes	—	—	(142,178)	(142,178)
Minority interest	—	—	357,943	357,943

Net income (loss)	$4,468,057	$110,000	$(8,498,258)	$(3,920,201)

      Aside from the Company’s $10 million mezzanine note receivable, all assets of the Company primarily relate to the direct hotel investments segment. In addition, all capital expenditures incurred by the Company relate to the direct hotel investments segment.

16.	Business Combinations

      On October 8, 2003, the Company acquired five hotel properties from FelCor Lodging Limited Partnership (“FelCor”) for approximately $50.0 million in cash. The accompanying consolidated financial statements include the results of FelCor since the date of acquisition. The purchase price was the result of an arms’ length negotiation. The Company used a portion of the proceeds from its IPO as the source for funds for the acquisition of these properties.

      On November 24, 2003, the Company acquired four hotel properties from Noble Investment Group (“Noble”) for approximately $33.9 million, which included approximately $27.5 million in cash and approximately $6.4 million in assumed mortgage debt. The accompanying consolidated financial statements include the results of Noble since the date of acquisition. The purchase price was the result of an arms’ length negotiation. The Company used a portion of the proceeds from its IPO as the source for funds for the acquisition of these properties.

      In connection with these acquisitions, the Company did not assign any value to goodwill or other intangible assets. In addition, the related purchase price allocations are preliminary subject to further

ASHFORD HOSPITALITY TRUST, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

internal review and third-party appraisals. A condensed balance sheet showing the amounts assigned to each major asset or liability caption related to these acquisitions follows:

	FelCor	Noble	Total

Investment in hotel properties	$50,428,838	$34,195,857	$84,624,695
Cash and cash equivalents	36,755	—	36,755
Restricted cash	—	226,284	226,284
Other assets	933,895	302,464	1,236,359

Total assets acquired	$51,399,488	$34,724,605	$86,124,093

Mortgage notes payable	$—	$6,418,634	$6,418,634
Other liabilities	1,070,266	11,258	1,081,524

Total liabilities assumed	1,070,266	6,429,892	7,500,158
Cash paid, including closing costs	50,329,222	28,294,713	78,623,935

Total cash paid and liabilities assumed	$51,399,488	$34,724,605	$86,124,093

      The following unaudited pro forma statements of operations for the years ended December 31, 2003 and 2002 are based on the historical consolidated financial statements of the Company and/or its Predecessor and adjusted to give effect to a) the completion of the Company’s formation transactions and its initial public offering on August 29, 2003, b) the acquisition of five hotel properties from FelCor on October 8, 2003, and c) the acquisition of four hotel properties from Noble on November 24, 2003, as if these transactions occurred at the beginning of the periods presented.

	Company &
	Predecessor	Predecessor

	Year Ended	Year Ended
	December 31,	December 31,
	2003	2002

	(Unaudited)	(Unaudited)
Total revenues	$70,930,139	$70,435,427
Operating expenses	71,567,155	70,875,688

Operating loss	(637,016)	(440,261)
Interest income	289,133	53,485
Interest expense	(2,228,332)	(2,206,551)

Loss before minority interest and provision for income taxes	(2,576,215)	(2,593,327)
Provision for income taxes	(142,178)	—
Minority interest	490,126	467,576

Net loss	$(2,228,267)	$(2,125,751)

Basic and diluted loss per share	$(0.09)	$(0.08)

Weighted average basic and diluted shares outstanding	25,270,502	25,270,502

ASHFORD HOSPITALITY TRUST, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

17.	Selected Quarterly Financial Data (Unaudited)

      Selected quarterly financial data for the Company and/or its Predecessor for the years ended December 31, 2003 and 2002 is below:

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total

Total revenue
2003	$8,532,756	$9,325,645	$9,550,555	$14,869,645	$42,278,601

2002	$8,548,192	$9,621,377	$8,886,514	$8,301,698	$35,357,781

Total operating expenses
2003	$7,854,209	$8,401,970	$9,264,492	$16,182,823	$41,703,494

2002	$7,547,445	$7,756,995	$8,566,950	$8,096,599	$31,967,989

Operating income (loss)
2003	$678,547	$923,675	$286,063	$(1,313,178)	$575,107

2002	$1,000,747	$1,864,382	$319,564	$205,099	$3,389,792

Net income (loss)
2003	$(816,253)	$(580,542)	$(1,194,245)	$(1,329,161)	$(3,920,201)

2002	$(516,359)	$331,882	$(1,281,735)	$(1,626,706)	$(3,092,918)

Net income (loss) per share — basic and diluted:
For the period from inception through September 30, 2003				$(0.01)

For the quarter ended December 31, 2003				$(0.05)

18.	Subsequent Events (unaudited)

      On January 23, 2004, the Company acquired a $15.0 million subordinated first-mortgage loan receivable related to a hotel property in Denver, Colorado. The loan bears interest at LIBOR plus 9%, matures in February 2006, and provides for three one-year extension options subject to certain conditions. In accordance with the loan agreement, the Company will receive interest-only payments through maturity, with principal and interest paid through the extension periods based on a twenty-five-year amortization schedule. Prepayments of the loan are prohibited through December 8, 2004, require decreasing prepayment premiums through August 31, 2005, and require no prepayment premiums thereafter. The Company used a portion of the proceeds from its IPO as the source for funds for this acquisition.

      On February 5, 2004, the Company completed a $60 million secured credit facility, at an interest rate of the prime rate plus 2.0% or LIBOR plus 3.25%, at our election, of which approximately $49.8 million of the proceeds were funded March 24, 2004. The credit facility matures in three years, is collateralized by seven hotel properties, is subject to certain financial and other covenants, requires a commitment fee of 0.45% to 0.55% on the unused portion of the line, which is payable quarterly, and allows for an increase to $75.0 million subject to certain conditions.

      On March 4, 2004, the Company acquired a $25.0 million mezzanine loan receivable secured by 17 hotel properties. The mezzanine loan bears interest at LIBOR plus 8.7% with a 2.5% LIBOR floor, matures in July 2005, and provides for three one-year extension options subject to certain conditions. In accordance with the loan agreement, the Company will receive principal and interest payments through the

ASHFORD HOSPITALITY TRUST, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

extension periods based on a twenty-five-year amortization schedule. Prepayments of the loan are prohibited through maturity subject to certain provisions. The Company used a portion of the proceeds from its IPO as the source for funds for this acquisition.

      On March 15, 2004, the Company declared a cash dividend of approximately $0.06 per fully-diluted share, for shareholders of record on March 31, 2004, to be paid on April 15, 2004.

      On March 15, 2004, the Company issued a total of 70,400 shares of restricted stock to its executives and certain employees. These shares will vest over three years and will be charged to compensation expense on a straight-line basis based on the closing price on the date of issuance of $10.41 per share.

      On March 19, 2004, the Company originated a $15.0 million mezzanine loan receivable related to a hotel property in Boston, Massachusetts. The mezzanine loan bears interest at LIBOR plus 10.25% with a 1.75% LIBOR floor, matures in April 2007, and provides for two one-year extension options subject to certain conditions. In accordance with the loan agreement, the Company will receive interest-only payments through maturity. Prepayments of the loan are prohibited through September 2005. The Company used a portion of the proceeds from its IPO as the source for funds for this acquisition.

      On March 24, 2004, the Company acquired a $6.6 million mezzanine loan receivable related to a hotel property in Brooklyn Park, Minnesota. The mezzanine loan bears interest at LIBOR plus 10% with a 2% LIBOR floor and matures in January 2006. In accordance with the loan agreement, the Company will receive interest-only payments through maturity. At maturity, an additional interest payment will be due to reflect an accrual rate that is the greater of 15% or LIBOR plus 1,300 basis points.

      On March 24, 2004, the Company acquired a hotel property in Lake Buena Vista, Florida, from JHM Ruby Lake Hotel, Ltd. for approximately $25.3 million in cash. The purchase price was the result of an arms’ length negotiation. Annualized revenue of the acquired hotel is approximately $5.8 million. The Company used proceeds from borrowings to fund this acquisition.

      On March 12, 2004, the Company reached a definitive agreement, subject to customary closing conditions, to acquire a hotel and adjacent office building complex near Philadelphia, Pennsylvania, from Household OPEB I, Inc. for approximately $16.7 million in cash. The purchase price will be the result of an arms’ length negotiation. Annualized revenue of the acquired hotel is approximately $9.0 million. The Company intends to use proceeds from borrowings to fund this acquisition.

      On March 22, 2004, the Company reached a definitive agreement, subject to customary closing conditions, to acquire a hotel property in Baltimore, Maryland, from BPG Hotel Partners V, LLC for approximately $15.9 million, which included approximately $9.1 million in cash and approximately $6.8 million in assumed mortgage debt. The purchase price will be the result of an arms’ length negotiation. Annualized revenue of the acquired hotel is approximately $3.9 million. The Company intends to use proceeds from borrowings to fund this acquisition.

      On April 1, 2004, the Company acquired a hotel property in Atlantic Beach, Florida, from Huron Jacksonville Limited Partnership for approximately $23.1 million, which consisted of $6.3 million in cash, $15.7 million of assumed mortgage debt and approximately $1.1 million in Limited Partnership units. The purchase price was the result of an arms’ length negotiation. Annualized revenue of the acquired hotel is approximately $9.2 million.

SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2003

COLUMN A		COLUMN B	COLUMN C		COLUMN D

					Costs Capitalized
			Initial Cost		Since Acquisition

				FF&E,		FF&E,
				Buildings		Buildings
				and		and
Hotel Property	Location	Encumbrances	Land	Improvements	Land	Improvements

Embassy Suites	Austin, TX	$—	$1,200,000	$11,530,843	$196,966	$1,978,218
Embassy Suites	Dallas, TX	—	1,871,445	10,960,080	244,145	1,650,262
Embassy Suites	Herndon, VA	—	1,298,023	11,774,941	281,557	2,639,565
Embassy Suites	Las Vegas, NV	16,000,000	3,299,935	20,055,302	403,814	2,462,757
Radisson Hotel	Covington, KY	—	2,095,200	10,019,994	1,686	807,301
Radisson Hotel	Holtsville, NY	—	5,744,752	17,013,635	12,774	2,239,649
Embassy Suites	Phoenix, AZ	8,890,000	1,790,609	13,206,621	0	0
Embassy Suites	Syracuse, NY	6,715,000	2,846,608	10,951,167	0	7,057
Embassy Suites	Flagstaff, AZ	2,150,000	1,267,216	4,872,590	0	0
Doubletree Guest Suites	Columbus, OH	7,615,000	—	9,662,645	0	0
Doubletree Guest Suites	Dayton, OH	2,430,000	968,278	4,869,570	0	0
Hilton Garden Inn	Jacksonville, FL	6,401,779	1,750,671	9,920,469	0	0
SpringHill Suites by Marriott	Jacksonville, FL	—	1,347,532	7,636,014	0	0
Homewood Suites	Mobile, AL	—	1,333,977	7,559,205	0	0
Hampton Inn	Lawrenceville, GA	—	697,198	3,950,791	0	0

Totals		$50,201,779	$27,511,444	$153,983,867	$1,140,942	$11,784,809

[Additional columns below]

[Continued from above table, first column(s) repeated]

COLUMN A		COLUMN E			COLUMN F

		Gross Carrying Amount at
		Close of Period

			FF&E,
			Buildings
			and		Accumulated
Hotel Property	Location	Land	Improvements	Total	Depreciation

Embassy Suites	Austin, TX	$1,396,966	$13,509,061	$14,906,027	$3,516,325
Embassy Suites	Dallas, TX	2,115,590	12,610,342	14,725,932	3,773,517
Embassy Suites	Herndon, VA	1,579,580	14,414,506	15,994,086	3,493,307
Embassy Suites	Las Vegas, NV	3,703,749	22,518,059	26,221,809	5,298,580
Radisson Hotel	Covington, KY	2,096,886	10,827,295	12,924,181	1,727,670
Radisson Hotel	Holtsville, NY	5,757,526	19,253,284	25,010,810	2,348,045
Embassy Suites	Phoenix, AZ	1,790,609	13,206,621	14,997,230	95,793
Embassy Suites	Syracuse, NY	2,846,608	10,958,224	13,804,832	133,105
Embassy Suites	Flagstaff, AZ	1,267,216	4,872,590	6,139,806	59,120
Doubletree Guest Suites	Columbus, OH	—	9,662,645	9,662,645	126,216
Doubletree Guest Suites	Dayton, OH	968,278	4,869,570	5,837,848	61,281
Hilton Garden Inn	Jacksonville, FL	1,750,671	9,920,469	11,671,140	40,231
SpringHill Suites by Marriott	Jacksonville, FL	1,347,532	7,636,014	8,983,546	29,934
Homewood Suites	Mobile, AL	1,333,977	7,559,205	8,893,182	24,772
Hampton Inn	Lawrenceville, GA	697,198	3,950,791	4,647,989	13,141

Totals		$28,652,386	$165,768,676	$194,421,063	$20,741,037

[Additional columns below]

[Continued from above table, first column(s) repeated]

COLUMN A		COLUMN G	COLUMN H	COLUMN I

Depreciable
Life In
Latest
		Construction	Acquisition	Income
Hotel Property	Location	Date	Date	Statement

Embassy Suites	Austin, TX	August 1998		(1), (2), (3), (4)
Embassy Suites	Dallas, TX	December 1998		(1), (2), (3), (4)
Embassy Suites	Herndon, VA	December 1998		(1), (2), (3), (4)
Embassy Suites	Las Vegas, NV	May 1999		(1), (2), (3), (4)
Radisson Hotel	Covington, KY		November 2000	(1), (2), (3), (4)
Radisson Hotel	Holtsville, NY		January 2001	(1), (2), (3), (4)
Embassy Suites	Phoenix, AZ		October 2003	(1), (2), (3), (4)
Embassy Suites	Syracuse, NY		October 2003	(1), (2), (3), (4)
Embassy Suites	Flagstaff, AZ		October 2003	(1), (2), (3), (4)
Doubletree Guest Suites	Columbus, OH		October 2003	(1), (2), (3), (4)
Doubletree Guest Suites	Dayton, OH		October 2003	(1), (2), (3), (4)
Hilton Garden Inn	Jacksonville, FL		November 2003	(1), (2), (3), (4)
SpringHill Suites by Marriott	Jacksonville, FL		November 2003	(1), (2), (3), (4)
Homewood Suites	Mobile, AL		November 2003	(1), (2), (3), (4)
Hampton Inn	Lawrenceville, GA		November 2003	(1), (2), (3), (4)
Totals

(1)	Estimated useful life for buildings is 39 years.

(2)	Estimated useful life for building improvements is 15 years.

(3)	Estimated useful life for furniture and fixtures is 5 years.

(4)	Estimated useful life for computer hardware and software is 3 years.

	Year Ended December 31,

	2003	2002	2001

	(Company &	(The	(The
	Predecessor)	Predecessor)	Predecessor)
Investment in Real Estate:
Beginning Balance	$101,137,138	$100,057,314	$75,158,028
Additions(a)	93,283,925	1,079,824	24,899,286
Disposals	—	—	—

Ending Balance	$194,421,063	$101,137,138	$100,057,314

Accumulated Depreciation:
Beginning Balance	$15,890,337	$11,183,236	$6,865,786
Depreciation expense	4,850,700	4,707,101	4,317,450
Disposals	—	—	—

Ending Balance	$20,741,037	$15,890,337	$11,183,236

Investment in Real Estate, net	$173,680,026	$85,246,801	$88,874,078

(a)	In 2003, additions include a minority interest partial step-up of approximately $8.1 million to the historical net carrying values of four hotel properties as a result of the Company acquiring minority interest from unaffiliated parties.

REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND STOCKHOLDERS

ASHFORD HOSPITALITY TRUST, INC.

      We have audited the accompanying Historical Summary of Revenue and Direct Operating Expenses (the Historical Summary) of the Residence (as described in Note 1) for the year ended December 31, 2003. This Historical Summary is the responsibility of Ashford Hospitality Trust, Inc.’s management. Our responsibility is to express an opinion on the Historical Summary based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Historical Summary is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Historical Summary. An audit also includes assessing the basis of accounting used and significant estimates made by management, as well as evaluating the overall presentation of the Historical Summary. We believe that our audit provides a reasonable basis for our opinion.

      The accompanying Historical Summary was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the registration statement on Form S-11 of Ashford Hospitality Trust, Inc. as described in Note 1, and is not intended to be a complete presentation of the acquired property’s revenue and expenses.

      In our opinion, the Historical Summary referred to above presents fairly, in all material respects, the revenue and direct operating expenses described in Note 1 of the Residence for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Dallas, Texas

March 24, 2004

MARRIOTT RESIDENCE INN

HISTORICAL SUMMARY OF REVENUE

AND DIRECT OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues
Rooms	$5,570,788
Food and beverage	26,151
Other	166,031

Total Revenues	5,762,970
Direct Operating Expenses
Rooms	1,223,738
Food and beverage	33,994
Other direct	37,831
Indirect	1,397,713
Property taxes and insurance	245,695
Management fees	287,380

Total Direct Operating Expenses	3,226,351

Total Revenues Over Direct Operating Expenses	$2,536,619

The accompanying notes are an integral part of this historical summary.

MARRIOTT RESIDENCE INN

NOTES TO HISTORICAL SUMMARY OF REVENUE

AND DIRECT OPERATING EXPENSES

1.	Organization and Basis for Presentation

      The accompanying Historical Summary of Revenue and Direct Operating Expenses (the “Historical Summary”) is comprised of the revenue and direct operating expenses of the Marriott Residence Inn (“Residence”) in Lake Buena Vista, Florida, owned by JHM Ruby Lake Hotel, Ltd., during the year ended December 31, 2003.

      On March 24, 2004, Ashford Hospitality Trust, Inc. (the “Company”) acquired Residence for approximately $25.3 million. In determining the purchase price, the Company considered a variety of factors, including the number of rooms at the property, whether title to the property could be acquired in fee simple, the existing management arrangement for the property, the franchise affiliation of the property, competition affecting the property, the physical condition of the property, the amenities of the property, the operating performance of the property and room demand generators affecting the property. The Historical Summary was prepared for the purpose of assisting management of Ashford Hospitality Trust, Inc. in complying with Rule 3-14 of Regulation S-X of the Securities and Exchange Commission. Accordingly, the Historical Summary excludes certain items not comparable to the proposed future operations of Residence such as mortgage interest expense, depreciation expense, corporate expenses, and interest income. Consequently, the Historical Summary is not representative of the actual operations of Residence for the period presented nor is it necessarily indicative of future operations. After reasonable inquiry, however, the Company is not aware of any material factors relating to the property other than those discussed above that would cause the reported financial information not to be necessarily indicative of future operating results.

2.	Summary of Significant Accounting Policies

      Revenue and Direct Operating Expenses — Revenue is recognized as the related service is performed. Expenses are recognized when incurred. Other revenue consists primarily of revenue from telephone usage, in-house movie services, gift shop, and meeting room rental. Indirect expenses primarily consist of general and administrative, sales and marketing, property operations, and energy expenses.

      Advertising and Promotion Costs — Advertising and promotion costs are expensed as incurred.

      Repairs and Maintenance Costs — Repairs and maintenance costs that do not extend the life of the property are expensed as incurred.

      Use of Estimates — The preparation of the Historical Summary in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the Historical Summary and accompanying notes. Actual results could differ from those estimates.

3.	Leases

      Residence has entered into noncancelable operating leases for certain equipment. For the year ended December 31, 2003, total rent expense was approximately $5,000. Future minimum lease payments under these leases as of December 31, 2003 are as follows:

As of
December 31, 2003

2004	$3,452
2005	744
2006	744
2007	186

Total	$5,126

MARRIOTT RESIDENCE INN

NOTES TO HISTORICAL SUMMARY OF REVENUE

AND DIRECT OPERATING EXPENSES — (Continued)

4.	Management and Franchise Agreements

      Residence is operated under a management agreement. In general, management fees are based on 5% of total revenue. This management agreement expires in 2019 and has a renewal option. Residence is operated under a franchise agreement. In general, franchise fees are based on 7.5% of room revenue, and are included in indirect operating expenses in the accompanying Historical Summary of Revenue and Direct Operating Expenses. This franchise agreement expires in 2017.

REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND STOCKHOLDERS

ASHFORD HOSPITALITY TRUST, INC.

      We have audited the accompanying Historical Summary of Revenue and Direct Operating Expenses (the Historical Summary) of the Sea Turtle (as described in Note 1) for the year ended December 31, 2003. This Historical Summary is the responsibility of Ashford Hospitality Trust, Inc.’s management. Our responsibility is to express an opinion on the Historical Summary based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Historical Summary is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Historical Summary. An audit also includes assessing the basis of accounting used and significant estimates made by management, as well as evaluating the overall presentation of the Historical Summary. We believe that our audit provides a reasonable basis for our opinion.

      The accompanying Historical Summary was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the registration statement on Form S-11 of Ashford Hospitality Trust, Inc. as described in Note 1, and is not intended to be a complete presentation of the acquired property’s revenue and expenses.

      In our opinion, the Historical Summary referred to above presents fairly, in all material respects, the revenue and direct operating expenses described in Note 1 of the Sea Turtle for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Dallas, Texas

April 2, 2004

SEA TURTLE INN

HISTORICAL SUMMARY OF REVENUE

AND DIRECT OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues
Rooms	$5,824,017
Food and beverage	2,957,865
Other	341,508

Total Revenues	9,123,390
Certain Direct Expenses
Rooms	1,008,303
Food and beverage	2,180,018
Other direct	127,055
Indirect	3,035,045
Property taxes and insurance	545,514
Management fees	273,703

Total Certain Direct Expenses	7,169,638

Total Revenues Over Direct Operating Expenses	$1,953,752

The accompanying notes are an integral part of this historical summary.

SEA TURTLE INN

NOTES TO HISTORICAL SUMMARY OF REVENUE

AND DIRECT OPERATING EXPENSES

1.	Organization and Basis for Presentation

      The accompanying Historical Summary of Revenue and Direct Operating Expenses (the “Historical Summary”) is comprised of the revenue and direct operating expenses of the Sea Turtle Inn (“Sea Turtle”) in Atlantic Beach, Florida, owned by Huron Jacksonville Limited Partnership, during the year ended December 31, 2003.

      On April 2, 2004, Ashford Hospitality Trust, Inc. (the “Company”) acquired Sea Turtle for approximately $23.1 million, which consisted of approximately $6.3 million in cash, approximately $15.7 million of assumed mortgage debt, and approximately $1.1 million worth of limited partnership units based on the market price of the Company’s common stock. The mortgage debt bears interest at 7.25% and matures December 31, 2005. During the year ended December 31, 2003, interest expense associated with this debt was approximately $1.1 million. In determining the purchase price, the Company considered a variety of factors, including the number of rooms at the property, whether title to the property could be acquired in fee simple, the existing management arrangement for the property, the ability to assume existing indebtedness on the property as part of the purchase price, competition affecting the property, the physical condition of the property, the amenities of the property, the operating performance of the property and room demand generators affecting the property. The Historical Summary was prepared for the purpose of assisting management of Ashford Hospitality Trust, Inc. in complying with Rule 3-14 of Regulation S-X of the Securities and Exchange Commission. Accordingly, the Historical Summary excludes certain items not comparable to the proposed future operations of Sea Turtle such as mortgage interest expense, depreciation expense, corporate expenses, and interest income. Consequently, the Historical Summary is not representative of the actual operations of Sea Turtle for the period presented nor is it necessarily indicative of future operations. After reasonable inquiry, however, the Company is not aware of any material factors relating to the property other than those discussed above that would cause the reported financial information not to be necessarily indicative of future operating results.

2.	Summary of Significant Accounting Policies

      Revenue and Direct Operating Expenses — Revenue is recognized as the related service is performed. Expenses are recognized when incurred. Other revenue consists primarily of revenue from telephone usage, in-house movie services, gift shop, and meeting room rental. Indirect expenses primarily consist of general and administrative, sales and marketing, property operations, and energy expenses.

      Advertising and Promotion Costs — Advertising and promotion costs are expensed as incurred.

      Repairs and Maintenance Costs — Repairs and maintenance costs that do not extend the life of the property are expensed as incurred.

      Use of Estimates — The preparation of the Historical Summary in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the Historical Summary and accompanying notes. Actual results could differ from those estimates.

3.	Leases

      Sea Turtle has entered into noncancelable operating leases for certain equipment. For the year ended December 31, 2003, total rent expense was approximately $16,000. Future minimum lease payments under these leases as of December 31, 2003 are as follows:

As of
December 31, 2003

2004	$15,589
2005	15,589
2006	12,481
2007	7,154

Total	$50,813

4.	Management and Franchise Agreements

      Sea Turtle is operated under a management agreement. In general, management fees are based on 3% of total revenue. This management agreement expires in 2005.

      Sea Turtle does not operate under a franchise agreement.

SHERATON BUCKS COUNTY HOTEL

(UNAUDITED)

HISTORICAL SUMMARY OF REVENUE

AND DIRECT OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues
Rooms	$5,110,627
Food and beverage	3,230,111
Other	657,627

Total Revenues	8,998,365
Certain Direct Expenses
Rooms	1,202,951
Food and beverage	2,186,324
Other direct	467,932
Indirect	2,454,162
Property taxes and insurance	301,056
Management fees	169,563

Total Certain Direct Expenses	6,781,988

Total Revenues Over Direct Operating Expenses	$2,216,377

The accompanying notes are an integral part of this historical summary.

SHERATON BUCKS COUNTY HOTEL

(UNAUDITED)

NOTES TO HISTORICAL SUMMARY OF REVENUE

AND DIRECT OPERATING EXPENSES

1.	Organization and Basis for Presentation

      The accompanying Historical Summary of Revenue and Direct Operating Expenses (the “Historical Summary”) is comprised of the revenue and direct operating expenses of the Sheraton Bucks County Hotel (“Sheraton Philadelphia”) in Philadelphia, Pennsylvania, owned by Household OPEB I, Inc., during the year ended December 31, 2003.

      On March 16, 2004, Ashford Hospitality Trust, Inc. (the “Company”) announced that it reached a definitive agreement to acquire Sheraton Philadelphia and an adjacent office complex for approximately $16.7 million. The Company intends to sell the office complex and is actively seeking a buyer. Because the Company will not operate the office complex, the Historical Summary relates only to the Sheraton Bucks County Hotel and specifically excludes any information with respect to the office complex. In determining the purchase price, the Company considered a variety of factors, including the number of rooms at the property, whether title to the property could be acquired in fee simple, the existing management arrangement for the property, the franchise affiliation of the property, competition affecting the property, the physical condition of the property, the amenities of the property, the operating performance of the property and room demand generators affecting the property. The Historical Summary excludes certain items not comparable to the proposed future operations of Sheraton Philadelphia such as mortgage interest expense, depreciation expense, corporate expenses, and interest income. Consequently, the Historical Summary is not representative of the actual operations of Sheraton Philadelphia for the period presented nor is it necessarily indicative of future operations. After reasonable inquiry, however, the Company is not aware of any material factors relating to the property other than those discussed above that would cause the reported financial information not to be necessarily indicative of future operating results.

2.	Summary of Significant Accounting Policies

      Revenue and Direct Operating Expenses — Revenue is recognized as the related service is performed. Expenses are recognized when incurred. Other revenue consists primarily of revenue from telephone usage, in-house movie services, gift shop, and meeting room rental. Indirect expenses primarily consist of general and administrative, sales and marketing, property operations, and energy expenses.

      Advertising and Promotion Costs — Advertising and promotion costs are expensed as incurred.

      Repairs and Maintenance Costs — Repairs and maintenance costs that do not extend the life of the property are expensed as incurred.

      Use of Estimates — The preparation of the Historical Summary in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the Historical Summary and accompanying notes. Actual results could differ from those estimates.

3.	Leases

      As of and for the year ended December 31, 2003, Sheraton Philadelphia was not party to any noncancelable operating leases.

4.	Management and Franchise Agreements

      Sheraton Philadelphia is operated under a management agreement. In general, management fees are based on 0.75% of total revenue plus certain incentives, as defined. This management agreement is renewed annually with a 30-day termination notification clause.

SHERATON BUCKS COUNTY HOTEL
(UNAUDITED)

NOTES TO HISTORICAL SUMMARY OF REVENUE

AND DIRECT OPERATING EXPENSES — (Continued)

      Sheraton Philadelphia is operated under a franchise agreement. In general, franchise fees are based on 6.2% of total qualifying revenue, as defined, and are included in indirect operating expenses in the accompanying Historical Summary of Revenue and Direct Operating Expenses. This franchise agreement expires in 2014.

REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND STOCKHOLDERS

ASHFORD HOSPITALITY TRUST, INC.

      We have audited the accompanying Historical Summary of Revenue and Direct Operating Expenses (the Historical Summary) of the SpringHill (as described in Note 1) for the year ended December 31, 2003. This Historical Summary is the responsibility of SpringHill’s management. Our responsibility is to express an opinion on the Historical Summary based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Historical Summary is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Historical Summary. An audit also includes assessing the basis of accounting used and significant estimates made by management, as well as evaluating the overall presentation of the Historical Summary. We believe that our audit provides a reasonable basis for our opinion.

      The accompanying Historical Summary was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the registration statement on Form S-11 of Ashford Hospitality Trust, Inc. as described in Note 1, and is not intended to be a complete presentation of the property’s revenue and expenses.

      In our opinion, the Historical Summary referred to above presents fairly, in all material respects, the revenue and direct operating expenses described in Note 1 of the SpringHill for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Dallas, Texas

March 24, 2004

SPRINGHILL SUITES BY MARRIOTT

HISTORICAL SUMMARY OF REVENUE

AND DIRECT OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues
Rooms	$3,768,851
Other	164,789

Total Revenues	3,933,640
Certain Direct Expenses
Rooms	871,543
Other direct	47,368
Indirect	1,263,566
Property taxes and insurance	122,357
Management fees	157,048

Total Certain Direct Expenses	2,461,882

Total Revenues Over Direct Operating Expenses	$1,471,758

The accompanying notes are an integral part of this historical summary.

SPRINGHILL SUITES BY MARRIOTT

NOTES TO HISTORICAL SUMMARY OF REVENUE

AND DIRECT OPERATING EXPENSES

1.	Organization and Basis for Presentation

      The accompanying Historical Summary of Revenue and Direct Operating Expenses (the “Historical Summary”) is comprised of the revenue and direct operating expenses of the SpringHill Suites by Marriott (“SpringHill”), owned by BPG Hotel Partners V, LLC, during the year ended December 31, 2003.

      On March 22, 2004, Ashford Hospitality Trust, Inc. (the “Company”) reached a definitive agreement to acquire SpringHill for approximately $15.9 million, which consisted of approximately $9.1 million in cash and approximately $6.8 million of assumed mortgage debt. The mortgage debt bears interest at 3.5% plus the average 30-day commercial paper yield and matures April 1, 2011. During the year ended December 31, 2003, interest expense associated with this debt was approximately $324,000. In determining the purchase price, the Company considered a variety of factors, including the number of rooms at the property, whether title to the property could be acquired in fee simple, the existing management arrangement for the property, the franchise affiliation of the property, the ability to assume existing indebtedness on the property as part of the purchase price, competition affecting the property, the physical condition of the property, the amenities of the property, the operating performance of the property and room demand generators affecting the property. The Historical Summary was prepared for the purpose of assisting management of Ashford Hospitality Trust, Inc. in complying with Rule 3-14 of Regulation S-X of the Securities and Exchange Commission. Accordingly, the Historical Summary excludes certain items not comparable to the proposed future operations of SpringHill such as mortgage interest expense, depreciation expense, corporate expenses, and interest income. Consequently, the Historical Summary is not representative of the actual operations of SpringHill for the period presented nor is it necessarily indicative of future operations. After reasonable inquiry, however, the Company is not aware of any material factors relating to the property other than those discussed above that would cause the reported financial information not to be necessarily indicative of future operating results.

2.	Summary of Significant Accounting Policies

      Revenue and Direct Operating Expenses — Revenue is recognized as the related service is performed. Expenses are recognized when incurred. Other revenue consists primarily of revenue from telephone usage, in-house movie services, gift shop, and meeting room rental. Indirect expenses primarily consist of general and administrative, sales and marketing, property operations, and energy expenses.

      Advertising and Promotion Costs — Advertising and promotion costs are expensed as incurred.

      Repairs and Maintenance Costs — Repairs and maintenance costs that do not extend the life of the property are expensed as incurred.

      Use of Estimates — The preparation of the Historical Summary in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the Historical Summary and accompanying notes. Actual results could differ from those estimates.

SPRINGHILL SUITES BY MARRIOTT

NOTES TO HISTORICAL SUMMARY OF REVENUE

AND DIRECT OPERATING EXPENSES — (Continued)

3.	Leases

      SpringHill has entered into noncancelable operating leases for certain equipment. For the year ended December 31, 2003, total rent expense was approximately $57,000. Future minimum lease payments under these leases as of December 31, 2003 are as follows:

As of
December 31, 2003

2004	$49,944
2005	8,260
2006	1,743

Total	$59,947

4.	Management and Franchise Agreements

      SpringHill is operated under a management agreement. In general, management fees are based on 4% of total revenue. This management agreement expires in 2010 and has a one-year renewal option. SpringHill is operated under a franchise agreement. In general, franchise fees are based on 7.5% of room revenue, and are included in indirect operating expenses in the accompanying Historical Summary of Revenue and Direct Operating Expenses. This franchise agreement expires in 2020.

7,500,000 Shares

Common Stock

PROSPECTUS

FRIEDMAN BILLINGS RAMSEY

                    , 2004

      Until                     , 2004, 25 days after the date of this prospectus, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.     Other Expenses of Issuance and Distribution

      The following table itemizes the expenses incurred by us in connection with the issuance and registration of the securities being registered hereunder. All amounts shown are estimates except the Securities and Exchange Commission registration fee.

SEC Registration Fee	$10,928
NYSE Listing Fee	8,021
NASD Filing Fee	$9,125
Printing and Engraving Expenses	150,000	*
Legal Fees and Expenses (other than Blue Sky)	400,000	*
Accounting and Fees and Expenses	400,000	*
Road Show Expense	50,000	*
Miscellaneous	8,000	*

Total	$1,036,074

      We will pay all of the costs identified above.

* Fees are estimates only.

Item 32.     Sales to Special Parties

      None

Item 33.     Recent Sales of Unregistered Securities.

      Upon our formation, Mr. Montgomery Bennett was issued 100 shares of our common stock for total consideration of $1,000 in cash in order to provide our initial capitalization. We cancelled these shares upon completion of our initial public offering. Simultaneously with the completion of our initial public offering, Messrs. Archie and Montgomery Bennett each acquired directly from us in a privately negotiated transaction 500,000 shares of our common stock. The issuance of all such shares were effected in reliance upon an exemption from registration provided by Section 4(2) under the Securities Act of 1933, as amended.

      In connection with our initial public offering, 5,657,916 units of limited partnership in our operating partnership, which are convertible into cash or, at our option, on a one-for-one basis into our shares of common stock, were issued to certain persons, including certain of our directors and officers, in exchange for interests in the property entities and certain other assets to us in consideration of the transfer of such interests and other assets. Additionally 106,675 units of limited partnership interest in our operating partnership were issued on April 1, 2004 in connection with our acquisition of a hotel property in Jacksonville, Florida. All persons receiving unit of limited partnership in our operating partnership were “accredited investors” as defined under Regulation D of the Securities Act. The issuances of all the units described above were effected in reliance upon exemptions from registration provided by Section 4(2) under the Securities Act.

Item 34.     Indemnification of Directors and Officers.

      Our charter and the partnership agreement provide for indemnification of our officers and directors against liabilities to the fullest extent permitted by the MGCL, as amended from time to time.

      The MGCL requires a corporation (unless its charter provides otherwise, which our company’s charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that:

•	an act or omission of the director or officer was material to the matter giving rise to the proceeding and:

—	was committed in bad faith; or

—	was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

      However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation; and

•	a written undertaking by the director or on the director’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director did not meet the standard of conduct.

      The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

      Our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made a party to the proceeding by reason of his or her service in that capacity; or

•	any individual who, while a director or officer of our company and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his or her service in that capacity.

      Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

      The partnership agreement of our operating partnership provides that we, as general partner, and our officers and directors are indemnified to the fullest extent permitted by law. See “Description of the Partnership Agreement — Indemnification and Limitation of Liability.”

      Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 35.     Treatment of Proceeds from Stock Being Registered.

      None

Item 36.     Financial Statements and Exhibits.

      (a) Financial Statements. See Index to Pro Forma Condensed and Combined Financial Statements

      (b) Exhibits. The following exhibits are filed as part of, or incorporated by reference into, this registration statement on Form S-11:

Exhibit
Number		Description of Exhibit

**1	.1	Form of Underwriting Agreement between Ashford Hospitality Trust, Inc. and Friedman Billings Ramsey
3.1		Articles of Amendment and Restatement (incorporated by reference to Exhibit 3.1 of Form S-11/A, filed on July 31, 2003)
3	.2.1	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 of Form S-11/A, filed on July 31, 2003)
3	.2.2	Amendment No. 1 to Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2.2 of Form 10-K, filed March 29, 2004)
4.1		Form of Certificate for Common Stock (incorporated by reference to Exhibit 4.1 of Form S-11/A, filed on August 20, 2003)
**5	.1	Opinion of Hogan & Hartson with respect to the legality of the shares being registered
**8	.1	Opinion of Andrews Kurth LLP with respect to tax matters
*10	.1	Second Amended and Restated Agreement of Limited Partnership of Ashford Hospitality Limited Partnership, dated April 6, 2004
10.2		Registration Rights Agreement among Ashford Hospitality Trust, Inc. and the persons named therein (incorporated by reference to Exhibit 10.2 of Form S-11/A, filed on July 31, 2003)
10.3		2003 Stock Plan of Ashford Hospitality Trust, Inc. (incorporated by reference to Exhibit 10.3 of Form S-11/A, filed on July 31, 2003)
10.4		Non-Compete Agreement between Ashford Hospitality Trust, Inc. and Archie Bennett, Jr. (incorporated by reference to Exhibit 10.4 of Form S-11/A, filed on July 31, 2003)
10	.5.1	Employment Agreement between Ashford Hospitality Trust, Inc. and Montgomery J. Bennett (incorporated by reference to Exhibit 10.5 of Form S-11/A, filed on July 31, 2003)
10	.5.2	Employment Agreement between Ashford Hospitality Trust, Inc. and Douglas Kessler (incorporated by reference to Exhibit 10.5 of Form S-11/A, filed on July 31, 2003)
10	.5.3	Employment Agreement between Ashford Hospitality Trust, Inc. and David A. Brooks (incorporated by reference to Exhibit 10.7 of Form S-11/A, filed on July 31, 2003)
10	.5.4	Employment Agreement between Ashford Hospitality Trust, Inc. and David Kimichik (incorporated by reference to Exhibit 10.8 of Form S-11/A, filed on July 31, 2003)
10	.5.5	Employment Agreement between Ashford Hospitality Trust, Inc. and Mark Nunneley (incorporated by reference to Exhibit 10.9 of Form S-11/A, filed on July 31, 2003)
10.6		Form of Management Agreement between Remington Lodging and Ashford TRS Corporation (incorporated by reference to Exhibit 10.10 of Form S-11/A, filed on July 31, 2003)
10.7		Form of Lease Agreement between Ashford Hospitality Limited Partnership and Ashford TRS Corporation (incorporated by reference to Exhibit 10.11 of Form S-11/A, filed on July 31, 2003)

Exhibit
Number		Description of Exhibit

10	.8.1	Omnibus Option Agreement between Ashford Hospitality Limited Partnership, Remington Suites Austin, L.P., Remington Suites Dallas, L.P., Remington Suites Dulles, L.P., Remington Suites Las Vegas, L.P., Chicago Illinois Hotel Limited Partnership and Remington Long Island Hotel, L.P., dated as of May 15, 2003 (incorporated by reference to Exhibit 10.12 of Form S-11, filed on May 15, 2003)
10	.8.2	Option Agreement between Ashford Hospitality Limited Partnership and Ashford Financial Corporation, dated as of May 15, 2003 (incorporated by reference to Exhibit 10.13 of Form S-11, filed on May 15, 2003)
10	.9.1	Asset Management and Consulting Agreement by and between Remington Hospitality, Inc. and Ashford Financial Corporation, dated as of May 15, 2003 (incorporated by reference to Exhibit 10.14 of Form S-11/A, filed on July 2, 2003)
10	.9.2	Asset Management and Consulting Agreement by and between Remington Indianapolis Employers Corporation and Ashford Financial Corporation, dated as of May 15, 2003 (incorporated by reference to Exhibit 10.15 of Form S-11/A, filed on July 2, 2003)
10	.9.3	Asset Management and Consulting Agreement by and between Remington Milford Hotel Employers Corporation and Ashford Financial Corporation, dated as of May 15, 2003 (incorporated by reference to Exhibit 10.16 of Form S-11/A, filed on July 2, 2003)
10	.9.4	Asset Management and Consulting Agreement by and between Remington Suites Hotel Corporation and Ashford Financial Corporation, dated as of May 15, 2003 (incorporated by reference to Exhibit 10.17 of Form S-11/A, filed on July 2, 2003)
10	.9.5	Asset Management and Consulting Agreement by and between Remington Employers Corporation and Ashford Financial Corporation, dated as of May 15, 2003 (incorporated by reference to Exhibit 10.18 of Form S-11/A, filed on July 2, 2003)
10	.9.6	Asset Management and Consulting Agreement by and between Remington Employers Management Corporation and Ashford Financial Corporation, dated as of May 15, 2003 (incorporated by reference to Exhibit 10.19 of Form S-11/A, filed on July 2, 2003)
10	.9.7	Asset Management and Consulting Agreement by and between Remington Orlando Management Corporation and Ashford Financial Corporation, dated as of May 15, 2003 (incorporated by reference to Exhibit 10.20 of Form S-11/A, filed on July 2, 2003)
10	.9.8	Asset Management and Consulting Agreement by and between Remington Ventura Employers Corporation and Ashford Financial Corporation, dated as of May 15, 2003 (incorporated by reference to Exhibit 10.21 of Form S-11/A, filed on July 2, 2003)
10	.10.1	Assignment and Assumption of Contract and Contract Rights between Ashford Hospitality Limited Partnership and Ashford Financial Corporation, dated October 7, 2003 (incorporated by reference to Exhibit 10.4 of the registrant’s Form 10-Q, filed on November 14, 2003)
10	.10.2	Assignment and Assumption of Contract and Contract Rights between Ashford Hospitality Limited Partnership and Ashford Financial Corporation, dated January 4, 2004 (incorporated by reference to Exhibit 10.10.2 of the registrant’s Form 10-K, filed on March 29, 2004)
10.11		Guaranty by Ashford Financial Corporation in favor of Ashford Hospitality Trust Limited Partnership (incorporated by reference to Exhibit 10.26 of Form S-11/A, filed on July 31, 2003)
10.12		Mutual Exclusivity Agreement by and between Ashford Hospitality Limited Partnership, Ashford Hospitality Trust, Inc., Remington Hotel Corporation and Remington Lodging and Hospitality, L.P. (incorporated by reference to Exhibit 10.22 of Form S-11/A, filed on July 31, 2003)
10.13		Tax Indemnification Agreement between Ashford Hospitality Trust, Inc. and the persons named therein (incorporated by reference to Exhibit 10.25 of Form S-11/A, filed on July 31, 2003)
*21	.1	List of Subsidiaries
23.1		Consent of Hogan & Hartson (included in Exhibit 5.1)

Exhibit
Number		Description of Exhibit

23.2		Consent of Andrews Kurth LLP (included in Exhibit 8.1)
*23	.3	Consent of Ernst & Young LLP
*24	.1	Power of Attorney (included on the Signature Page)

*	Filed herewith.

**	To be filed by amendment.

Item 37.     Undertakings.

      The undersigned registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) for purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that the registrant meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on this 7th day of April, 2004.

ASHFORD HOSPITALITY TRUST, INC.

By:	/s/ DAVID KIMICHIK

David Kimichik
Chief Financial Officer

POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Montgomery J. Bennett, David A. Brooks and David Kimichik, and each of them, with full power to act without the other, such person’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this Registration Statement, and any and all pre-effective and post-effective amendments thereto as well as any related registration statements (or amendment thereto) filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and to file the same, with exhibits and schedules thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ARCHIE BENNETT, JR. Archie Bennett, Jr.	Chairman of the Board of Directors	April 7, 2004

/s/ MONTGOMERY J. BENNETT Montgomery J. Bennett	Chief Executive Officer, President and Director (Principal Executive Officer)	April 7, 2004

/s/ DAVID KIMICHIK David Kimichik	Chief Financial Officer (Principal Financial Officer)	April 7, 2004

/s/ MARK NUNNELEY Mark Nunneley	Chief Accounting Officer (Principal Accounting Officer)	April 7, 2004

/s/ MARTIN L. EDELMAN Martin L. Edelman	Director	April 7, 2004

/s/ W.D. MINAMI W.D. Minami	Director	April 7, 2004

/s/ W. MICHAEL MURPHY W. Michael Murphy	Director	April 7, 2004

/s/ PHILIP S. PAYNE Philip S. Payne	Director	April 7, 2004

/s/ CHARLES S. TOPPINO Charles S. Toppino	Director	April 7, 2004

EXHIBIT INDEX

Exhibit
Number		Description of Exhibit

**1	.1	Form of Underwriting Agreement between Ashford Hospitality Trust, Inc. and Friedman Billings Ramsey
3.1		Articles of Amendment and Restatement (incorporated by reference to Exhibit 3.1 of Form S-11/A, filed on July 31, 2003)
3	.2.1	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 of Form S-11/A, filed on July 31, 2003)
3	.2.2	Amendment No. 1 to Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2.2 of Form 10-K, filed March 29, 2004
4.1		Form of Certificate for Common Stock (incorporated by reference to Exhibit 4.1 of Form S-11/A, filed on August 20, 2003)
**5	.1	Opinion of Hogan & Hartson with respect to the legality of the shares being registered
**8	.1	Opinion of Andrews Kurth LLP with respect to tax matters
*10	.1	Second Amended and Restated Agreement of Limited Partnership of Ashford Hospitality Limited Partnership dated April 6, 2004
10.2		Registration Rights Agreement among Ashford Hospitality Trust, Inc. and the persons named therein (incorporated by reference to Exhibit 10.2 of Form S-11/A, filed July 31, 2003)
10.3		2003 Stock Plan of Ashford Hospitality Trust, Inc. (incorporated by reference to Exhibit 10.3 of Form S-11/A, filed on July 31, 2003)
10.4		Non-Compete Agreement between Ashford Hospitality Trust, Inc. and Archie Bennett, Jr. (incorporated by reference to Exhibit 10.4 of Form S-11/A, filed on July 31, 2003)
10	.5.1	Employment Agreement between Ashford Hospitality Trust, Inc. and Montgomery J. Bennett (incorporated by reference to Exhibit 10.5 of Form S-11/A, filed on July 31, 2003)
10	.5.2	Employment Agreement between Ashford Hospitality Trust, Inc. and Douglas Kessler (incorporated by reference to Exhibit 10.5 of Form S-11/A, filed on July 31, 2003)
10	.5.3	Employment Agreement between Ashford Hospitality Trust, Inc. and David A. Brooks (incorporated by reference to Exhibit 10.7 of Form S-11/A, filed on July 31, 2003)
10	.5.4	Employment Agreement between Ashford Hospitality Trust, Inc. and David Kimichik (incorporated by reference to Exhibit 10.8 of Form S-11/A, filed on July 31, 2003)
10	.5.5	Employment Agreement between Ashford Hospitality Trust, Inc. and Mark Nunneley (incorporated by reference to Exhibit 10.9 of Form S-11/A, filed on July 31, 2003)
10.6		Form of Management Agreement between Remington Lodging and Ashford TRS Corporation (incorporated by reference to Exhibit 10.10 of Form S-11/A, filed on July 31, 2003)
10.7		Form of Lease Agreement between Ashford Hospitality Limited Partnership and Ashford TRS Corporation (incorporated by reference to Exhibit 10.11 of Form S-11/A, filed on July 31, 2003)
10	.8.1	Omnibus Option Agreement between Ashford Hospitality Limited Partnership, Remington Suites Austin, L.P., Remington Suites Dallas, L.P., Remington Suites Dulles, L.P., Remington Suites Las Vegas, L.P., Chicago Illinois Hotel Limited Partnership and Remington Long Island Hotel, L.P., dated as of May 15, 2003 (incorporated by reference to Exhibit 10.12 of Form S-11, filed on May 15, 2003)
10	.8.2	Option Agreement between Ashford Hospitality Limited Partnership and Ashford Financial Corporation, dated as of May 15, 2003 (incorporated by reference to Exhibit 10.13 of Form S-11, filed on May 15, 2003)
10	.9.1	Asset Management and Consulting Agreement by and between Remington Hospitality, Inc. and Ashford Financial Corporation, dated as of May 15, 2003 (incorporated by reference to Exhibit 10.14 of Form S-11/A, filed on July 2, 2003)

Exhibit
Number		Description of Exhibit

10	.9.2	Asset Management and Consulting Agreement by and between Remington Indianapolis Employers Corporation and Ashford Financial Corporation, dated as of May 15, 2003 (incorporated by reference to Exhibit 10.15 of Form S-11/A, filed on July 2, 2003)
10	.9.3	Asset Management and Consulting Agreement by and between Remington Milford Hotel Employers Corporation and Ashford Financial Corporation, dated as of May 15, 2003 (incorporated by reference to Exhibit 10.16 of Form S-11/A, filed on July 2, 2003)
10	.9.4	Asset Management and Consulting Agreement by and between Remington Suites Hotel Corporation and Ashford Financial Corporation, dated as of May 15, 2003 (incorporated by reference to Exhibit 10.17 of Form S-11/A, filed on July 2, 2003)
10	.9.5	Asset Management and Consulting Agreement by and between Remington Employers Corporation and Ashford Financial Corporation, dated as of May 15, 2003 (incorporated by reference to Exhibit 10.18 of Form S-11/A, filed on July 2, 2003)
10	.9.6	Asset Management and Consulting Agreement by and between Remington Employers Management Corporation and Ashford Financial Corporation, dated as of May 15, 2003 (incorporated by reference to Exhibit 10.19 of Form S-11/A, filed on July 2, 2003)
10	.9.7	Asset Management and Consulting Agreement by and between Remington Orlando Management Corporation and Ashford Financial Corporation, dated as of May 15, 2003 (incorporated by reference to Exhibit 10.20 of Form S-11/A, filed on July 2, 2003)
10	.9.8	Asset Management and Consulting Agreement by and between Remington Ventura Employers Corporation and Ashford Financial Corporation, dated as of May 15, 2003 (incorporated by reference to Exhibit 10.21 of Form S-11/A, filed on July 2, 2003)
10	.10.1	Assignment and Assumption of Contract and Contract Rights between Ashford Hospitality Limited Partnership and Ashford Financial Corporation, dated October 7, 2003 (incorporated by reference to Exhibit 10.4 of the registrant’s Form 10-Q, filed on November 14, 2003)
10	.10.2	Assignment and Assumption of Contract and Contract Rights between Ashford Hospitality Limited Partnership and Ashford Financial Corporation, dated January 1, 2004 (incorporated by reference to Exhibit 10.10.2 of the registrant’s Form 10-K, filed on March 29, 2004)
10.11		Guaranty by Ashford Financial Corporation in favor of Ashford Hospitality Trust Limited Partnership (incorporated by reference to Exhibit 10.26 of Form S-11/A, filed on July 31, 2003)
10.12		Mutual Exclusivity Agreement by and between Ashford Hospitality Limited Partnership, Ashford Hospitality Trust, Inc., Remington Hotel Corporation and Remington Lodging and Hospitality, L.P. (incorporated by reference to Exhibit 10.22 of Form S-11/A, filed on July 31, 2003)
10.13		Tax Indemnification Agreement between Ashford Hospitality Trust, Inc. and the persons named therein (incorporated by reference to Exhibit 10.25 of Form S-11/A, filed on July 31, 2003)
*21	.1	List of Subsidiaries
23.1		Consent of Hogan & Hartson (included in Exhibit 5.1)
23.2		Consent of Andrews Kurth LLP (included in Exhibit 8.1)
*23	.3	Consent of Ernst & Young LLP
*24	.1	Power of Attorney (included on the Signature Page)

*	Filed herewith.

**	To be filed by amendment.